    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 1997.
                                                      REGISTRATION NO. 333-17871

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              SUN SPORTSWEAR, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


          WASHINGTON                                             2396
 (STATE OR OTHER JURISDICTION                       (PRIMARY STANDARD INDUSTRIAL
OF INCORPORATION OR ORGANIZATION)                    CLASSIFICATION CODE NUMBER)

                                   91-1132690
                                (I.R.S. EMPLOYER
                               IDENTIFICATION NO.)
                            ------------------------

                                                     KEVIN C. JAMES
     6520 SOUTH 190TH STREET              SENIOR VICE PRESIDENT AND SECRETARY
     KENT, WASHINGTON 98032                       SUN SPORTSWEAR, INC.
         (206) 251-3565                         6520 SOUTH 190TH STREET
(ADDRESS INCLUDING ZIP CODE, AND                 KENT, WASHINGTON 98032
            TELEPHONE                                (206) 251-3565
 NUMBER, INCLUDING AREA CODE, OF        (NAME, ADDRESS, INCLUDING ZIP CODE, AND
REGISTRANT'S PRINCIPAL EXECUTIVE        TELEPHONE NUMBER, INCLUDING AREA CODE OF
            OFFICES)                               AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

          MARION V. LARSON
 GRAHAM & JAMES LLP/RIDDELL WILLIAMS                       RICHARD L. WYNNE
                P.S.                                   PORTER & HEDGES, L.L.P.
1001 FOURTH AVENUE PLAZA, SUITE 4500                  700 LOUISIANA, 35TH FLOOR
   SEATTLE, WASHINGTON 98154-1065                     HOUSTON, TEXAS 77002-2370

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                          PROPOSED MAXIMUM       PROPOSED
       TITLE OF EACH CLASS OF              AMOUNT TO          OFFERING       MAXIMUM AGGREGATE      AMOUNT OF
     SECURITIES TO BE REGISTERED         BE REGISTERED     PRICE PER UNIT     OFFERING PRICE    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, no par value per
  share..............................    1,948,500(1)       $   2.156(2)       $4,200,966(2)         $1,273
-----------------------------------------------------------------------------------------------------------------
Common Stock, no par value per
  share..............................    18,380,049(3)      $      .29(4)      $5,330,214(4)         $1,615
-----------------------------------------------------------------------------------------------------------------
Preferred Stock, par value $.01 per
  share..............................    10,125,892(5)      $.9469212(6)       $9,588,422(6)         $2,905
-----------------------------------------------------------------------------------------------------------------
Common Stock, no par value per
  share..............................    4,170,860(7)            --                 --                None
-----------------------------------------------------------------------------------------------------------------
Warrants to purchase Common Stock....    3,030,592(8)       $.77476229(9)      $3,911,840(9)         $1,185
-----------------------------------------------------------------------------------------------------------------
Common Stock, no par value per
  share..............................    3,030,592(10)           --                 --                None
-----------------------------------------------------------------------------------------------------------------
          Total......................         --                 --             $23,031,442          $6,979
=================================================================================================================

                                                            (NOTES ON NEXT PAGE)

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

(NOTES CONTINUED FROM COVER)

 (1) Registration of shares held immediately prior to the Effective Date of the Merger by the Sun Shareholders other than Seafirst.

 (2) Pursuant to Rule 457(c), the registration fee is calculated based on the average of the high and low prices for the Sun Common Stock, as reported by the Nasdaq National Market on December 11, 1996, of $2.156 per Sun share.

 (3) Shares issuable in exchange for BSI Common Stock.

 (4) Pursuant to Rule 457(f)(2), the registration fee is calculated based on the book value of the shares of BSI Common Stock of $.29, computed as of September 30, 1996.
 (5) Sun Preferred Stock issuable in exchange for shares of BSI Preferred Stock Series A-1, A-2, B-1, B-2 and B-3.
 (6) Pursuant to Rule 457(f)(2), the registration fee is calculated based on the book value of the shares of BSI Preferred Stock of $.9469212, computed as of December 31, 1996.
 (7) Sun Common Stock issuable upon conversion of the Sun Convertible Preferred Stock. Also includes an indeterminate number of shares of Sun Common Stock as may be required for issuance upon conversion of additional shares of Sun Convertible Preferred Stock issued as dividends to the holders thereof or as a result from adjustments to the conversion ratio. Pursuant to Rule 457(i), no additional fee is payable with respect to the shares.
 (8) Warrants ("Sun Warrants") issuable in exchange for warrants to purchase shares of BSI Common Stock ("BSI Warrants").
 (9) Pursuant to Rule 457(f)(2), the registration fee is calculated based on the book value of BSI Common Stock issuable upon exercise of the Warrants, computed as of September 30, 1996, plus (pursuant to Rule 457(f)(3)) aggregate consideration of $3,032,968 payable upon exercise of the warrants.
(10) Sun Common Stock issuable upon exercise of the Warrants. Pursuant to Rule 457(i), no additional fee is payable with respect to these shares.

                              SUN SPORTSWEAR, INC.
                            6520 SOUTH 190TH STREET
                             KENT, WASHINGTON 98032

                                January   , 1997

Dear Sun Shareholder:

     A Special Meeting of Shareholders of Sun Sportswear, Inc. ("Sun") will be
held on                   , February   , 1997, at the                         ,
Seattle, Washington. The meeting will start at       a.m., local time.

     At this important meeting, the holders of common stock of Sun will be asked to approve (i) a Plan and Agreement of Merger dated as of November 13, 1996, as amended (the "Merger Agreement") pursuant to which BSI Holdings, Inc., a Delaware corporation ("BSI"), will be merged with and into Sun (the "Merger"), which will be renamed "Brazos Sportswear, Inc." as of the effective date of the merger (as of such date, the "Combined Company") and (ii) a reincorporation of the Combined Company into a Delaware corporation and in connection therewith to implement a one-for-five reverse stock split (the "Reincorporation").

     Pursuant to the Merger Agreement, each holder of Sun common stock (other than Bank of America NW, N.A., doing business as Seafirst Bank ("Seafirst")) will receive cash in the amount of $2.20 per share for fifty percent (50%) of his shares and will retain fifty percent (50%) of such shares; provided, however, each such shareholder may elect to retain all Sun common stock held by such shareholder and forego the receipt of cash. Seafirst, which owns 3.8 million shares of Sun common stock, or 66.1% of the shares outstanding, will receive a combination of cash and a promissory note in the aggregate amount of $4,036,287 which is $2.20 per share, for 48.3% of its shares and will retain the remaining shares of Sun common stock it owns. To the extent other shareholders of Sun elect not to receive cash, additional shares of Sun common stock held by Seafirst will be purchased by the Combined Company at $2.20 per share in cash. No fractional shares of Sun common stock will be issued in the Merger, and in lieu thereof, Sun will make a cash payment with respect to any fractional shares.

     Based on the capitalization of Sun and BSI on September 30, 1996, holders of Sun common stock and BSI common stock would have held approximately 12% and 88%, respectively, of the aggregate number of shares of common stock of the Combined Company that would have been outstanding if the Merger had been consummated as of such date, assuming the exercise of all outstanding warrants and options to purchase Sun and BSI common stock.

     Sun's board of directors believes the merger will create a stronger entity that is better positioned to meet the challenges of the increasingly competitive apparel industry. Sun's board of directors believes strategic advantages from which the Combined Company may benefit include greater size and financial flexibility, a larger customer base, a broader license portfolio, broader manufacturing capabilities, an expanded sales force, reduced seasonality and stronger domestic and international sourcing of products.

     Sun will undergo a change in control as of the effective date of the Merger (the "Effective Date"). As of the Effective Date, the current directors of Sun will resign and six directors designated by BSI will become all of the directors of the Combined Company. In addition, the undersigned, along with the executive vice president and the two senior vice presidents of Sun, have given notice of intent to resign on or before the Effective Date of the Merger.

     The Sun Board of Directors has received the opinion of its financial advisor, Rodman & Renshaw, Inc., that as of the date hereof and based on the factors and assumptions described in such opinion, the consideration to be paid in the Merger to the shareholders of Sun, other than Seafirst, is fair from a financial point of view; however, Rodman & Renshaw, Inc. was not asked to render an opinion with respect to the consideration to be received by Seafirst.

     Approval of the Merger Agreement by holders of two-thirds of the outstanding shares of Sun common stock, as well as by holders of a majority of the outstanding shares of BSI common stock, is a condition to consummation of the Merger. The consummation of a transaction will only happen after certain regulatory approvals are received and other conditions are satisfied or waived.

     THE BOARD OF DIRECTORS OF SUN HAVE CAREFULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT, BELIEVE THAT THEY ARE FAIR TO AND IN THE BEST INTERESTS OF SUN SHAREHOLDERS, HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMEND A VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     The accompanying Joint Proxy Statement/Prospectus contains important information with respect to the proposed Merger and the transactions contemplated thereby, certain related matters, including a procedure for electing to retain all of your Sun common stock and a proposal to reincorporate the Combined Company as a Delaware corporation under the name of "Brazos Sportswear, Inc." You are urged to review it carefully.

     Seafirst holds 3.8 million shares of Sun common stock, or 66.1% of all outstanding shares, and has agreed to vote its shares in favor of the Merger Agreement and the reincorporation. Seafirst's agreement to vote its shares is irrevocable, except in certain limited circumstances. Absent such circumstances, because Seafirst has agreed to vote its shares in favor of the Merger and the Reincorporation, if an additional 32,335 shares of Sun common stock or .56% of the outstanding shares, vote in favor of the Merger and the reincorporation, such proposals will be approved by the Sun shareholders.

     Even if you plan to attend the meeting, you are urged to COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD at your earliest convenience. Your shares will be voted in accordance with the instructions you give in your proxy. If no instructions are indicated, your shares will be voted in favor of the Merger. You retain the option to revoke your proxy at any time, or to vote your shares personally if you attend the meeting in person. Voting in person will constitute a revocation of any prior proxy. If you do not return the proxy card(s) and do not vote at the meeting, it will have the same effect as if you voted against the Merger.

     The accompanying Joint Proxy Statement/Prospectus sets forth the voting rights of holders of Sun common stock with respect to these matters, and describes the matters to be acted upon at the shareholders meeting. Shareholders are urged to review carefully the attached Joint Proxy Statement/Prospectus, which contains a detailed description of the Merger Agreement, the election procedure to retain Sun common stock, the terms and conditions thereof and the transactions contemplated thereby and the Reincorporation. Holders of Sun common stock may exercise dissenters' rights with respect to the Merger and the Reincorporation by complying with the procedural requirements of the Washington Business Corporation Act, including making a written demand for payment before the date of the shareholders' meetings and not voting in favor of the Merger Agreement or the Reincorporation.

     Enclosed with this Joint Proxy Statement/Prospectus is a Form of Election, which will allow such holder, other than Seafirst, to elect to retain all of his or her Sun common stock in lieu of receiving cash in the amount of $2.20 per share for fifty percent (50%) of such holder's Sun common stock.

     HOLDERS OF SUN COMMON STOCK WHO DO NOT ELECT TO RETAIN SUCH SHARES SHOULD NOT SEND IN THE CERTIFICATES REPRESENTING THEIR SHARES UNTIL THEY RECEIVE A TRANSMITTAL FORM, WHICH WILL INCLUDE INSTRUCTIONS AS TO THE PROCEDURES TO BE FOLLOWED IN SENDING IN SUCH CERTIFICATES.

                                          Sincerely,
                                          William S. Wiley
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

                               BSI HOLDINGS, INC.
                              3860 VIRGINIA AVENUE
                             CINCINNATI, OHIO 45227

                                January   , 1997

         Dear BSI Stockholders:

              You are cordially invited to attend a special meeting of stockholders (the "BSI Meeting") of BSI Holdings, Inc.
         ("BSI") to be held on February   , 1997 at       a.m., local
         time, at                         .

              At the BSI Meeting, you will be asked to approve the Plan and Agreement of Merger dated November 13, 1996, as amended (the "Merger Agreement") between BSI and Sun Sportswear,
         Inc., a Washington corporation ("Sun"), and the transactions contemplated thereby. If the Merger Agreement is approved by the stockholders of BSI and Sun, BSI will merge into Sun, the surviving corporation, and the outstanding capital stock of BSI will automatically be converted into shares of Sun stock (the "Merger"). No fractional shares of Sun stock will be issued in the Merger, and in lieu thereof, Sun will make a cash payment with respect to any fractional shares. Immediately after the Merger, it is anticipated that Sun will reincorporate in Delaware. The name of the surviving corporation will be "Brazos Sportswear, Inc." Details of the Merger Agreement are contained in the Joint Proxy Statement/Prospectus being delivered with this letter.

              In view of the importance of the actions to be taken at the BSI Meeting, you are urged to read the accompanying Joint Proxy Statement/Prospectus carefully, and regardless of the number of shares you own, we request that you complete, sign, date and return the enclosed proxy card promptly in the accompanying prepaid envelope. You may, of course, attend the BSI Meeting and vote in person, even if you have previously returned your proxy card. BSI's board of directors has carefully considered the terms and conditions of the Merger Agreement and believes it to be in the best interest of BSI and its stockholders. Therefore, the board of directors strongly recommends that you vote FOR the Merger Agreement.

                                          On behalf of the Board of Directors,

                                          RANDALL B. HALE,
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

                              SUN SPORTSWEAR, INC.
                            6520 SOUTH 190TH STREET
                             KENT, WASHINGTON 98032
                                 (206) 251-3565

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON FEBRUARY   , 1997

To the Shareholders of
  Sun Sportswear, Inc.:

     Sun Sportswear, Inc. is pleased to announce that a special meeting of
Shareholders (the "Sun Meeting") will be held                   , February   ,
1997 at                         , Seattle, Washington. The Sun Meeting will
begin at       a.m., local time. At the Sun Meeting, shareholders will be asked to consider and vote upon the following matters, which are more fully described in the accompanying Joint Proxy Statement/Prospectus:

          1. A proposal to approve the Plan and Agreement of Merger dated as of November 13, 1996, as amended (the "Merger Agreement"), by and among Sun Sportswear, Inc., a Washington corporation ("Sun"), and BSI Holdings,
     Inc. a Delaware corporation ("BSI"). Pursuant to the Merger Agreement,
     BSI will be merged with and into Sun, with Sun, which will be renamed "Brazos Sportswear, Inc." as of the effective time of such merger, being the surviving corporation (after the effective time of such merger, the "Combined Company") and whereby (i) each holder of outstanding shares of common stock, no par value, of Sun ("Sun Common Stock") (except for shares held by Bank of America NW, N.A., doing business as Seafirst Bank ("Seafirst") and except for Sun shareholders who perfect dissenters' rights with respect thereto) will receive cash in the amount of $2.20 per share for fifty percent (50%) of his shares and will retain the remaining fifty percent (50%) of such shares, PROVIDED, however, Sun shareholders may elect to retain all Sun Common Stock held by such shareholders and forego the receipt of cash. Shares of common stock held by Seafirst will be converted into a combination of cash and a promissory note for 48.3% of its shares at a price of $2.20 per share, with Seafirst retaining the remaining shares of Sun Common Stock it holds; provided however, to the extent other Sun shareholders elect not to receive cash, one share of Sun Common Stock held by Seafirst will be converted into cash at $2.20 per share for each share not converted from other Sun shareholders pursuant to the merger. No fractional shares of Sun common stock will be issued in the Merger, and in lieu thereof, Sun will make a cash payment with respect to any fractional shares. The Merger Agreement (a copy of which is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus) and the transactions contemplated thereby, including appointment of a new six person Board of Directors, and adoption of amendments to the Restated Articles of Incorporation of Sun, in order to increase the authorized common stock, no par value, from 20,000,000 shares to 50,000,000 shares and to increase the authorized preferred stock, $.01 par value, from 1,000,000 shares, to 25,000,000 shares, are described in the accompanying Joint Proxy Statement/Prospectus.

          2. A proposal to merge, immediately subsequent to consummation of the Merger Agreement, the Combined Company into a newly formed Delaware corporation and a wholly-owned subsidiary of the Combined Company, in order to change the state of incorporation from Washington to Delaware, and in connection therewith to implement a one-for-five reverse stock split with respect to the Combined Company common stock outstanding or issuable upon consummation of the merger (the "Reincorporation"). As a result of the Reincorporation, former holders of Combined Company common stock will own the same percentage of shares in the new Delaware entity ("Brazos Delaware") as they held in the Combined Company, although they will receive stock certificates representing one-fifth of the number of shares previously held in the Combined Company. No fractional shares will be issued in the Reincorporation. In lieu thereof, Brazos Delaware will make a cash payment attributable to fractional shares based on the closing price per share for the Sun Common Stock on the Nasdaq_/_National Market System on the last trading day immediately preceding the effective date of the Reincorporation.

          3. Any other business that may properly come before the Sun Meeting or any adjournment or postponement thereof.

     Please read carefully the information contained in the accompanying Joint Proxy Statement/Prospectus regarding the issues to be voted upon.

     Only holders of Sun Common Stock of record at the close of business on January 31, 1997 (the "Record Date"), will be entitled to notice of and to vote at the Sun Meeting or any adjournment or postponement thereof, by order of the Board.

     Approval of the Merger Agreement by two-thirds of the outstanding shares of Sun Common Stock, as well as by a majority of the outstanding shares of common stock of BSI is a condition to consummation of the merger of BSI with and into Sun. Approval of two-thirds of the outstanding shares of Sun Common Stock as of the Record Date is required to approve the Reincorporation. Approval of the Reincorporation is not required in order to approve the Merger Agreement. The Reincorporation will not be consummated if the Merger Agreement is not approved.

     THE SUN BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE REINCORPORATION AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE REINCORPORATION.

                                          By Order of the Board of Directors,

                                          Kevin C. James
                                          SENIOR VICE PRESIDENT AND SECRETARY

Kent, Washington
January   , 1997

--------------------------------------------------------------------------------

                                 - IMPORTANT -

       PLEASE COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SUN MEETING. Your shares will be voted in accordance with the instructions you give in your proxy. If you do attend the Sun Meeting, you may vote in person, whether or not you have sent in your proxy. A postage-paid envelope is enclosed for your convenience.
--------------------------------------------------------------------------------

     SHAREHOLDERS ELECTING TO RETAIN SUN COMMON STOCK IN THE MERGER SHOULD RETURN THE ENCLOSED FORM OF NON-CASH ELECTION TOGETHER WITH DULY ENDORSED SUN COMMON STOCK CERTIFICATES AS INSTRUCTED IN THE JOINT PROXY STATEMENT/PROSPECTUS.

                               BSI HOLDINGS, INC.
                              3860 VIRGINIA AVENUE
                             CINCINNATI, OHIO 45227

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD FEBRUARY   , 1997

                            ------------------------

          Notice is hereby given that a special meeting (the "BSI Meeting") of the stockholders of BSI Holdings, Inc., a Delaware
     corporation ("BSI"), will be held at                         on
     February   , 1997 at       a.m., local time, for the following
     purposes:

             1. To consider and vote upon a proposal to approve the Plan and Agreement of Merger dated November 13, 1996, as amended (the "Merger Agreement"), between BSI and Sun Sportswear, Inc., a Washington corporation ("Sun"), and the transactions contemplated thereby. Under the Merger Agreement, BSI will merge into Sun, the surviving corporation, and the outstanding capital stock of BSI will automatically be converted into shares of Sun stock (the "Merger"). No fractional shares of Sun stock will be issued in the Merger, and in lieu thereof, Sun will make a cash payment with respect to any fractional shares. The Merger Agreement and the transactions contemplated thereby are more fully described in the accompanying Joint Proxy Statement/Prospectus; and

             2. To transact such other business as may properly be presented to the BSI Meeting.

          A record of the stockholders of BSI has been taken as of the close of business on January 31, 1997, and only those stockholders of record on that date will be entitled to notice of and to vote at the Special Meeting. A list of stockholders will be available during the required statutory period and may be inspected prior to the Special Meeting during normal business hours at the offices of BSI, 3860 Virginia Avenue, Cincinnati, Ohio 45227.

          The respective obligations of BSI and Sun to consummate the Merger Agreement are subject to, among other conditions, the approval of the stockholders of BSI at the BSI Meeting. Your participation in BSI's affairs, therefore, is very important. To ensure your representation, if you do not expect to be present at the BSI Meeting, please sign and date the enclosed proxy card and return it to BSI promptly in the enclosed stamped envelope which has been provided for your convenience.

                                          By Order of the Board of Directors,

                                          F. CLAYTON CHAMBERS,
                                          VICE PRESIDENT, CHIEF FINANCIAL
                                          OFFICER,
                                          SECRETARY AND TREASURER

      January   , 1997

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

                 SUBJECT TO COMPLETION, DATED JANUARY 24, 1997

                              SUN SPORTSWEAR, INC.

                               BSI HOLDINGS, INC.

                        JOINT PROXY STATEMENT/PROSPECTUS
                            ------------------------

     This Joint Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Sun Sportswear, Inc., a Washington corporation ("Sun"), and BSI Holdings, Inc., a Delaware corporation ("BSI"), pursuant to a Plan and Agreement of Merger between Sun and BSI dated November 13, 1996, as amended (the "Merger Agreement"). As a result of the Merger, BSI will be merged with and into Sun. This Joint Proxy Statement/Prospectus also relates to the reincorporation of Sun as a Delaware corporation immediately subsequent to the Merger.

     This Joint Proxy Statement/Prospectus is being furnished to holders of Sun common stock, no par value per share ("Sun Common Stock"), and holders of BSI common stock, par value $.01 per share ("BSI Common Stock"), in connection with the solicitation of proxies by the respective boards of directors of Sun and BSI for use at the special meetings of the stockholders of each company to
be held on February   , 1997. This Joint Proxy Statement/Prospectus and the
accompanying forms of proxy are first being mailed to stockholders of Sun and
BSI on or about January   , 1997.

     At the Sun special meeting, holders of Sun Common Stock will be asked to vote on (i) a proposal to approve the Merger Agreement and the transactions contemplated thereby (the "Merger Proposal") and (ii) a proposal to reincorporate Sun, immediately following consummation of the Merger, as a Delaware corporation. At the BSI special meeting, the holders of BSI Common Stock will be asked to authorize, approve and adopt the Merger Agreement.

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of Sun with respect to (a) 27,530,001 shares of Sun Common Stock to be (i) issued in exchange for BSI's outstanding shares of common stock, (ii) issued upon exercise of Sun warrants to purchase Sun Common Stock outstanding on the effective date issued in exchange for outstanding BSI warrants, (iii) issued upon conversion of Sun convertible preferred stock outstanding on the effective date issued in exchange for BSI preferred stock and (iv) retained by Sun shareholders in the Merger, (b) 10,125,892 shares of Sun preferred stock to be issued in exchange for BSI's outstanding shares of preferred stock, and (c) warrants to purchase Sun Common Stock to be issued in exchange for outstanding BSI warrants.

     On January   , 1997, the last reported sale price of Sun Common Stock as
reported in the Nasdaq/NMS was $   per share.

     FOR A DISCUSSION OF RISK FACTORS REGARDING THE BUSINESS AND OPERATIONS OF SUN AND BSI THAT SHOULD BE EVALUATED BEFORE VOTING ON THE PROPOSALS DESCRIBED HEREIN AT THE SUN MEETING OR THE BSI SUN MEETING, SEE "RISK FACTORS," BEGINNING ON PAGE 12.

                            ------------------------

 THE SECURITIES TO WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY
         STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Joint Proxy Statement/Prospectus is January   , 1997.

                             AVAILABLE INFORMATION

     Sun is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied or obtained by mail upon the payment of the Commission's prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York, 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, Sun is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information filed by Sun can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

     Sun has filed with the Commission a registration statement on Form S-4 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Sun Common Stock and Sun Preferred Stock to be issued pursuant to the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, such statement being qualified in all respects by such reference.

     No persons have been authorized to give any information or to make any representation other than those contained in this Joint Proxy Statement/Prospectus in connection with the solicitation of proxies or the offering of securities made hereby and, if given or made, such information or representation should not be relied upon as having been authorized by Sun or BSI. This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of the securities offered hereby shall, under any circumstances, create any implication that there has been no change in the affairs of Sun or BSI since the date hereof or that the information set forth or incorporated by reference herein is correct as of any time subsequent to its date.

                               TABLE OF CONTENTS

                                         PAGE                                              PAGE

GLOSSARY OF TERMS....................     ii          Licenses and Trademarks..........     62
SUMMARY..............................      1          Sales, Marketing and
COMPARATIVE MARKET PRICE DATA........     10            Distribution...................     63
COMPARATIVE PER SHARE DATA...........     11          Competition......................     63
RISK FACTORS.........................     12          Sourcing of Garments.............     63
THE MEETINGS.........................     15          Facilities and Equipment.........     64
    Matters to be Considered at the                   Employees........................     64
      Meetings.......................     15          Executive Officers and Directors
    Recommendations of the Boards of                    of BSI.........................     64
      Directors......................     15          BSI Executive Compensation.......     66
    Voting at the Meetings; Record                    Employment Agreements............     66
      Dates..........................     15      BSI SELECTED FINANCIAL DATA..........     67
    Security Ownership of Management              BSI MANAGEMENT'S DISCUSSION AND
      and Certain Other Persons......     16        ANALYSIS OF FINANCIAL CONDITION AND
    Proxies..........................     16        RESULTS OF OPERATIONS..............     68
    Solicitation of Proxies..........     17          Acquisitions.....................     68
THE MERGER...........................     17          Results of Operations............     68
    Background.......................     17          Liquidity and Capital
    Reasons for the Merger...........     18            Resources......................     70
    Opinion of Rodman & Renshaw,                  CERTAIN TRANSACTIONS AND
      Inc............................     19        RELATIONSHIPS......................     71
    Selection and Compensation of                 PRINCIPAL SHAREHOLDERS OF SUN........     72
      Rodman & Renshaw, Inc..........     23      PRINCIPAL STOCKHOLDERS OF BSI........     73
    Certain Federal Income Tax                    DESCRIPTION OF SUN CAPITAL STOCK.....     74
      Consequences...................     23          Common Stock.....................     74
    Anticipated Accounting                            Preferred Stock..................     74
      Treatment......................     26          Warrants.........................     76
    Listing on the Nasdaq/NMS........     27          Washington Law...................     77
    Dissenters' Rights...............     27          Liability and Indemnification of
    Conflicts of Interest............     31            Officers and Directors of
THE MERGER AGREEMENT.................     33            Sun............................     77
    Effective Date of the Merger.....     33          Transfer Agent and Registrar.....     77
    Manner and Basis of Converting                COMPARISON OF RIGHTS OF STOCKHOLDERS
      Shares.........................     33        OF SUN AND BSI.....................     77
    Management After the Merger......     36          General..........................     78
    Terms of the Merger Agreement....     36          Changes Principally Attributable
UNAUDITED PRO FORMA CONDENSED                           to Differences Between the DGCL
  COMBINED FINANCIAL STATEMENTS......     40            and the WBCA...................     78
BUSINESS OF SUN......................     47      PROPOSED REINCORPORATION IN
    Products.........................     47        DELAWARE...........................     82
    Sourcing.........................     48          Introduction.....................     82
    Production.......................     49          General..........................     82
    Sales and Marketing..............     50          No Changes in Business of Sun....     82
    Seasonality......................     50          Reasons for Reincorporation......     82
    Competition......................     51          Consummation of the
    Backlog..........................     51            Reincorporation................     83
    Employees........................     51          Certificate Exchange.............     83
    Properties.......................     51          Federal Income Tax
    Litigation.......................     52            Consequences...................     83
    Executive Officers and Directors                  Transferability of Shares........     83
      of Sun.........................     52          Rights of Dissenting
SUN SELECTED FINANCIAL DATA..........     54            Shareholders...................     83
SUN MANAGEMENT'S DISCUSSION AND                       Accounting Treatment.............     84
  ANALYSIS OF FINANCIAL CONDITION AND                 Conditions; Termination and
  RESULTS OF OPERATIONS..............     55            Abandonment....................     84
    Results of Operations............     55          Differences Between the
    Quarterly Net                                       Washington and Delaware
      Sales-Seasonality..............     59            Corporation Laws...............     84
    Liquidity and Capital                         LEGAL MATTERS........................     84
      Resources......................     59      EXPERTS..............................     84
    Inflation........................     60      INDEX TO FINANCIAL STATEMENTS........    F-1
BUSINESS OF BSI......................     61          Sun Sportswear, Inc..............    F-2
    Business Strategy................     61          BSI Holdings, Inc................   F-20
    Products.........................     62          Plymouth Mills, Inc..............   F-52
                                                  Appendix A -- Merger Agreement
                                                  Appendix B -- Fairness Opinion of
                                                    Rodman & Renshaw, Inc.
                                                  Appendix C -- Dissenters
                                                    Rights -- Washington
                                                  Appendix D -- Appraisal
                                                    Rights -- Delaware
                                                  Appendix E -- Certificate of
                                                    Designations
                                                  Appendix F -- Reincorporation
                                                    Agreement

                                      (i)

                               GLOSSARY OF TERMS

     "BRAZOS" means Brazos Sportswear, Inc., a Texas corporation and subsidiary of BSI.

     "BRAZOS DELAWARE" means the surviving corporation resulting from the Reincorporation.

     "BSI" means BSI Holdings, Inc., a Delaware corporation.

     "BSI CAPITAL STOCK" means the capital stock of BSI, authorized and outstanding prior to the Effective Date.

     "BSI COMMON STOCK" means the common stock, par value $.01 per share, of BSI, authorized and outstanding prior to the Effective Date.

     "BSI MEETING" means the special meeting of stockholders of BSI to be held with respect to, among other things, approval by BSI stockholders of the Merger Agreement and the transactions contemplated thereby.

     "BSI PREFERRED STOCK" means the preferred stock, par value of $.01 per share, of BSI authorized and outstanding prior to the Effective Date, including shares of BSI's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock.

     "BSI RECORD DATE" means January 31, 1997.

     "BSI STOCKHOLDERS" means the holders of BSI Common Stock.

     "CASH CONSIDERATION" means the $2.20 per share to be paid to each Sun Shareholder (other than Seafirst) in exchange for 50% of the Sun Common Stock held by Sun Shareholders who do not elect to retain all of their Sun Common Stock pursuant to a Non-Cash Election.

     "CLOSING" means the execution and delivery of the documents required to effectuate the transactions contemplated by the Merger Agreement and the closing of the transactions contemplated by the Merger Agreement.

     "CLOSING DATE" means February   , 1997, or such other date as may be
determined by BSI and Sun.

     "CODE" means the Internal Revenue Code of 1986, as amended.

     "COMBINED COMPANY" means the combined companies of Sun and BSI resulting from the Merger.

     "COMMISSION" means the United States Securities and Exchange Commission.

     "DGCL" means the Delaware General Corporation Law of the State of Delaware, as amended.

     "EFFECTIVE DATE" means the effective time specified in the articles or certificate of merger filed on the Closing Date with the Secretary of State of the State of Washington in accordance with the WBCA and with the Secretary of State of the State of Delaware in accordance with the DGCL.

     "ELECTION DATE" means the second business day preceding the date of the Sun Meeting.

     "EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "EXCHANGE AGENT" means U.S. Stock Transfer Corporation, the exchange agent selected by Sun and BSI in accordance with the Merger Agreement to facilitate the exchange of shares under the Merger and Reincorporation.

     "FORM OF ELECTION" means the written election form provided to the Sun Shareholders (other than Seafirst) to be used by such shareholder to exercise his election to retain all, but not less than all, of his Sun Common Stock in lieu of receiving cash for 50% of the shares of Sun Common Stock held by such shareholder.

     "GAAP" means generally accepted accounting principles.

     "HSR ACT" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                                      (ii)

     "JOINT PROXY STATEMENT/PROSPECTUS" means this document relating to the BSI Meeting and Sun Meeting and the issuance of securities in connection therewith.

     "MERGER" means the merger of BSI with and into Sun, as contemplated by the Merger Agreement.

     "MERGER AGREEMENT" means the Plan and Agreement of Merger by and between BSI and Sun dated as of November 13, 1996, as amended, a copy of which is attached hereto as Appendix A.

     "MINORITY SHAREHOLDERS" means the Sun Shareholders excluding Seafirst.

     "NASDAQ/NMS" means the National Market System of the Nasdaq Stock Market, Inc.

     "NON-CASH ELECTION" means the irrevocable election by the Sun Shareholders (other than Seafirst) to retain Sun Common Stock instead of receiving the cash consideration in the Merger.

     "REINCORPORATION" means the merger of the Combined Company with and into a newly created wholly-owned Delaware subsidiary of the Combined Company under the name of "Brazos Sportswear, Inc." and in connection therewith to implement a one-for-five reverse stock split with respect to the Sun Common Stock outstanding immediately prior to the consummation of such merger.

     "SEAFIRST" means Bank of America NW, N.A., doing business as Seafirst
Bank.

     "SEAFIRST SHARES" means the shares of Sun Common Stock held by Seafirst immediately prior to the Effective Date.

     "SECURITIES ACT" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "SUBORDINATED NOTE" means the subordinated note in the original principal amount of $1,500,000, which note is to be issued by Brazos in favor of Seafirst pursuant to the Merger Agreement upon conversion of a portion of the Seafirst Shares.

     "SUN" means Sun Sportswear, Inc., a Washington corporation.

     "SUN COMMON STOCK" means the common stock, no par value per share, of Sun.

     "SUN MEETING" means the special meeting of shareholders of Sun to be held with respect to, among other things, approval by the Sun Shareholders of the Merger Agreement and the transactions contemplated thereby, and the Reincorporation.

     "SUN PREFERRED STOCK" means the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock, par value $.01 per share, of Sun, to be outstanding upon conversion of the BSI Preferred Stock.

     "SUN CONVERTIBLE PREFERRED STOCK" means the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock, par value $.01 per share, to be outstanding upon the Effective Date.

     "SUN SHARES" means collectively the Sun Common Stock and Sun Preferred Stock into which the BSI Common Stock and BSI Preferred Stock is converted as a result of the Merger and excludes currently outstanding Sun Common Stock.

     "SUN SHAREHOLDERS" means the holders of Sun Common Stock.

     "WBCA" means the Washington Business Corporation Act, as amended.

                                     (iii)

                                    SUMMARY

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH MORE DETAILED INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE APPENDICES HERETO. UNLESS OTHERWISE INDICATED, CAPITALIZED TERMS USED IN THIS SUMMARY ARE DEFINED IN THE GLOSSARY OF TERMS OR ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS ARE URGED TO CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE APPENDICES IN THEIR ENTIRETY.

                                 THE COMPANIES

Sun Sportswear, Inc................. Sun was founded in 1981 and designs, sources, prints, markets and sells
                                    imprinted, dyed and decorated
                                    sportswear for adults and children,
                                    with its core product line comprised
                                    of screen printed T-shirts, tank tops
                                    and sweat shirts decorated with
                                    licensed or proprietary designs and
                                    characters. Sun sells products
                                    primarily to national mass mer-
                                    chandising chains. Sun's principal
                                    executive offices are located at 6520
                                    South 190th Street, Kent, Washington
                                    98032, and its telephone number is
                                    (206) 251-3565. See "Business of
                                    Sun."

BSI Holdings, Inc................... BSI was founded in 1974 and designs, sources, prints and markets
                                    moderately-priced sportswear for
                                    adults and children decorated with
                                    licensed classic characters and
                                    collegiate logos, as well as
                                    proprietary designs. BSI sells its
                                    products to national and regional
                                    mass merchants, department stores,
                                    specialty retailers, souvenir and
                                    gift shops and college bookstores.
                                    Additionally, BSI distributes
                                    undecorated garments to over 12,000
                                    customers, which typically decorate
                                    the product for later sale. BSI's
                                    principal executive offices are
                                    located at 3860 Virginia Avenue,
                                    Cincinnati, Ohio 45227, and its
                                    telephone number is (513) 272-3600.
                                    See "Business of BSI."

                                  THE MEETINGS

DATE, TIME AND PLACE

SUN.  The Sun Meeting will be held on              , February   , 1997, at
                    at       a.m. (local time).

BSI.  The BSI Meeting will be held on              , February   , 1997, at
                    , at       a.m. (local time).

PURPOSES OF THE MEETINGS

     SUN. The purpose of the Sun Meeting is to consider and act upon (i) a proposal to approve the Merger Agreement and the transactions contemplated thereby, (ii) a proposal to approve the Reincorporation and (iii) such other business as may be properly presented to the meeting.

     BSI. The purpose of the BSI Meeting is to consider and act upon a proposal to approve the Merger Agreement and the transactions contemplated thereby and such other business as may be properly presented to the meeting.

RECORD DATES; HOLDERS ENTITLED TO VOTE

     SUN. Only holders of record of shares of Sun Common Stock at the close of business on January 31, 1997, are entitled to notice of and to vote at the Sun Meeting. On such date, there were shares of Sun Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Sun Meeting.

     BSI. Only holders of record of BSI Common Stock at the close of business on January 31, 1997, are entitled to notice of and to vote at the BSI Meeting. On such date, there were 484,805 shares of BSI Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the BSI Meeting.

QUORUM; VOTE REQUIRED

     SUN. The presence, in person or by proxy, at the Sun Meeting of the holders of a majority of the shares of Sun Common Stock outstanding and entitled to vote at the Sun Meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Sun Common Stock is required to approve (i) the Merger Agreement and the transactions contemplated thereby and (ii) the Reincorporation.

     Seafirst holds 3.8 million shares of Sun Common Stock, or 66.1% of all outstanding shares, and has agreed to vote its shares in favor of the Merger and the Reincorporation. Seafirst's agreement to vote its shares is irrevocable, except in the event Sun's board of directors terminates the Merger upon exercise of its fiduciary duties pursuant to the Merger Agreement. Absent such a termination of the Merger Agreement, because Seafirst has agreed to vote its shares in favor of the Merger and the Reincorporation, if an additional 32,335 shares of Sun Common Stock or .56% of the outstanding shares, vote in favor of the Merger and the Reincorporation, such proposals will be approved by the Sun Shareholders.

     BSI. The presence, in person or by proxy, at the BSI Meeting of the holders of a majority of the shares of BSI Common Stock outstanding and entitled to vote at the BSI Meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of a majority of the outstanding shares of BSI Common Stock is required to approve the Merger Agreement and the transactions contemplated thereby.

RECOMMENDATIONS OF BOARDS OF DIRECTORS

     SUN. The board of directors of Sun believes the Merger and the transactions contemplated thereby and the Reincorporation to be in the best interests of the Sun Shareholders and unanimously recommends that the Sun Shareholders vote to approve (i) the Merger Agreement and the transactions contemplated thereby and (ii) the Reincorporation.

     BSI. The board of directors of BSI believes that the Merger and the transactions contemplated thereby is in the best interests of the BSI Stockholders and unanimously recommends that the BSI Stockholders vote to approve the Merger Agreement and the transactions contemplated thereby.

     See "The Meetings -- Recommendations of the Boards of Directors" and "The Merger -- Conflicts of Interest."

OPINION OF RODMAN & RENSHAW, INC.

     Rodman & Renshaw, Inc. has rendered an opinion to the board of directors of Sun that the consideration to be paid in the Merger to the Minority Shareholders is fair, from a financial point of view. However, no opinion was rendered with respect to the consideration to be received by Seafirst.

     See "The Merger -- Opinion of Rodman & Renshaw, Inc." and the full text of the opinion set forth in Appendix B.

                                   THE MERGER

GENERAL

     The board of directors of Sun and BSI have approved, subject to the approval of their respective stockholders and satisfaction or waiver of conditions to closing, the Merger Agreement and the transactions contemplated thereby. Under the Merger Agreement, BSI will be merged with and into Sun, the separate existence of BSI will cease, Sun will continue as the surviving corporation, and the surviving corporation will be renamed "Brazos Sportswear, Inc."

     Sun and BSI both design, source, print and market sportswear primarily to mass merchandisers such as Wal-Mart and Kmart; however, their respective operations are in significant part complementary rather than directly competitive. Sun's licensed apparel sales are focused primarily on animated movie characters, and classic characters which are not licensed to BSI or which are licensed in different categories not directly competitive with BSI. Further, BSI has significant sales of licensed collegiate and undecorated blank apparel which are not a significant part of Sun's product mix.

     Sun and BSI believe that the Merger will result in significant additional benefits for each company, including a broader license portfolio, opportunities to add new customers and increase penetration with existing customers, increased sourcing capability and buying power which may result in reduced blank garment costs, greater utilization of each company's manufacturing resources, and increased "critical mass" which may enable the Combined Company to have access to capital at a potentially lower cost. Management of Sun and BSI believe that if these potential benefits can be obtained, stockholders of the two companies will be able to participate in enhanced prospects for the Combined Company.

     See "The Merger -- Background" and "-- Reasons for the Merger."

COMBINED BUSINESS STRATEGY AFTER THE EFFECTIVE DATE

     The Combined Company's business strategy after the Effective Date will be to maximize stockholder value by building a highly profitable and diversified sportswear company through internal growth and strategic acquisitions. Management of the Combined Company after the Effective Date intends to implement the growth strategies described below.

     INTERNAL GROWTH STRATEGY

     EXPAND PRODUCT LINE. Both companies' products have expanded from a basic line of T-shirts and sweatshirts to a broader collection of sportswear. The Combined Company expects to continue to develop and market new products with an emphasis on its department store sportswear line, proprietary products and private label programs for its larger retail customers.

     EXPAND LICENSE PORTFOLIO. The Combined Company intends to develop new and enhance existing relationships with key licensors. Through these relationships, the Combined Company intends to expand the scope of its existing licensed properties. The Combined Company will continue to evaluate and pursue new licensing opportunities.

     INCREASE PENETRATION OF EXISTING ACCOUNTS AND SELECTIVELY EXPAND ACCOUNT BASE. A continued expansion of the Combined Company's product lines and license portfolio may enable it to further penetrate its existing customer base, by expanding the number of departments that sell its products at a particular retailer. In addition, the Combined Company intends to pursue, through its key account sales representatives, numerous other large retail customers and will utilize an established telemarketing program at BSI to market its products to smaller regional retailers.

     PURSUE INTERNATIONAL OPPORTUNITIES. Although the Combined Company's primary focus will continue to be the domestic market, it plans to evaluate opportunities to sell its products in various other countries through a combination of direct sales and distribution arrangements.

     ACQUISITION GROWTH STRATEGY

     It is anticipated that acquisitions will be a key component of the Combined Company's long-term growth plan. The Combined Company plans to establish certain criteria which it will use to evaluate acquisition opportunities.

     A significant part of BSI's growth has resulted from its acquisition program. BSI has completed five acquisitions since 1990, each of which it believes brought significant strategic advantages to BSI's business. The Combined Company intends to build upon BSI's historical acquisition program to enhance its acquisition growth strategy.

CONVERSION OF BSI CAPITAL STOCK

     On the Effective Date, each share of BSI Common Stock will be converted into 37.912252 shares of Sun Common Stock. As a result of the conversion, the former holders of BSI Common Stock will own approximately 88% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Convertible Preferred Stock. On the Effective Date, each share of BSI Preferred Stock will be converted into one share of Sun Preferred Stock of the comparable series, and as a result, the former holders of BSI Preferred Stock will own 100% of the Sun Preferred Stock outstanding as of the Effective Date. If the Sun Convertible Preferred Stock is immediately converted into Sun Common Stock, the former holders of BSI Capital Stock would own 89.6% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options. No fractional shares are to be issued as a result of the conversion of the BSI Common Stock, and in lieu thereof, Sun will make a cash payment attributable to such fractional shares based on the lesser of $2.20 per share or the closing price per share for the Sun Common Stock on the Nasdaq/NMS on the last trading day preceding the Effective Date. Additionally, on the Effective Date, each then outstanding option and warrant to purchase BSI Common Stock will be converted into an option or warrant, as the case may be, to purchase shares of Sun Common Stock based on the same share conversion rate set forth above for the BSI Common Stock. The exercise price per share of such option or warrant to purchase Sun Common Stock will be adjusted to take into account the conversion rate; otherwise the terms and conditions of such option or warrant will be the same as the options or warrants so converted. See "The Merger Agreement -- Manner and Basis of Converting Shares."

CONVERSION OF SUN COMMON STOCK; NON-CASH ELECTION PROCEDURE

     CONVERSION OF SUN COMMON STOCK. On the Effective Date, each holder of shares of Sun Common Stock outstanding immediately prior to the Effective Date (other than Seafirst, which holds 66.1% of the outstanding shares of Sun Common Stock and shareholders who have made a Non-Cash Election) will have 50% of such shares converted into the right to receive $2.20 in cash per share (the "Cash Consideration") and will retain the remaining 50% of such shares. If none of such Sun Shareholders makes a Non-Cash Election, they will own in the aggregate 4.7% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Convertible Preferred Stock. In the alternative, if all such holders elect to retain their respective shares of Sun Common Stock by making a Non-Cash Election, they will own in the aggregate 8.3% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Convertible Preferred Stock. On the Effective Date, except as discussed below, 1,834,676 shares of Sun Common Stock held by Seafirst immediately prior to the Effective Date (representing 48.3% of the shares of Sun Common Stock held by Seafirst) will be converted into the right to receive $2.20 per share, payable $1.3824 in cash and $.8176 by the issuance of the Subordinated Note. However, to the extent the other Sun Shareholders elect to retain Sun Common Stock, for each share retained, Seafirst will have an additional share of its Sun Common Stock converted into cash in the amount of $2.20 per share. Upon the completion of all conversions of shares of Sun Common Stock, (i) 48.9% of all shares of Sun Common Stock outstanding immediately prior to the Effective Date will have been converted into consideration totaling $6,179,637, all of which will consist of cash except for $1,500,000, which will be payable by the issuance of the Subordinated Note to Seafirst, and (ii) 51.1% of all such shares of Sun Common Stock will remain outstanding. No fractional shares will be issued upon the conversion of the Sun Common Stock, and in lieu thereof, Sun will make a cash payment attributable to fractional shares based on the lesser of $2.20 per share or the closing price per share for the Sun Common Stock on the Nasdaq/NMS on the last trading day immediately preceding the Effective Date. See "The Merger Agreement -- Manner and Basis of Converting Shares."

     The following table sets forth as of September 30, 1996 (i) the amount and percentage of shares of Sun Common Stock held by the Sun Shareholders prior to the Merger and (ii) the amount and percentage of shares of the Combined Company held by such shareholders and by all BSI Stockholders after the Merger, assuming the exercise of all outstanding options and warrants.

                                                                          SHAREHOLDINGS OF THE COMBINED COMPANY
                                                                                  AFTER THE MERGER(4)(5)
                                                                      -----------------------------------------------
                                           SHAREHOLDINGS OF SUN                                  ASSUMING
                                           PRIOR TO THE MERGER                                 ALL HOLDERS
                                          ----------------------       ASSUMING                  EXERCISE
                                           NUMBER OF                  NO NON-CASH                NON-CASH
                                            SHARES       PERCENT       ELECTIONS     PERCENT    ELECTIONS     PERCENT
                                          -----------    -------      -----------    -------   ------------   -------
Seafirst................................    3,800,000      62.9%       1,965,324        7.3%        991,074      3.7%
Other Shareholders:
     Dimensional Fund Advisors, Inc.....      351,700       5.8          175,850        0.6         351,700      1.3
     Officers and directors of Sun(1)...      261,900       4.4          234,950        0.9         261,900      1.0
     All other Sun Shareholders(2)......    1,625,150      26.9          853,700        3.2       1,625,150      6.0
                                          -----------    -------      -----------    -------   ------------   -------
       Total other shareholders.........    2,238,750      37.1        1,264,500        4.7       2,238,750      8.3
                                          -----------    -------      -----------    -------   ------------   -------
     Total Sun Shareholders.............    6,038,750(3)  100.0%       3,229,824       12.0%      3,229,824     12.0%
                                          ===========    =======      -----------    -------   ------------   -------
Total shares held by BSI holders........      --           --         23,685,376       88.0%     23,685,376     88.0%
                                                                      -----------              ------------   =======
Aggregate shareholdings.................    6,038,750(3)  100.0%      26,915,200      100.0%     26,915,200    100.0%
                                                                      ===========    =======   ============   =======

------------

(1) Includes 208,000 shares of Sun Common Stock that may be acquired upon exercise of stock options.
(2) Includes 82,250 shares of Sun Common Stock that may be acquired upon exercise of stock options.
(3) As of September 30, 1996, there were 5,748,500 shares of Sun Common Stock issued and outstanding.
(4) Does not include the effects of the conversion of 9,035,567 shares of Sun Convertible Preferred Stock at $2.20 per share into 4,107,075 shares of Sun Common Stock. After giving effect to such conversion, existing Sun shareholders (including Seafirst) will own an aggregate 10.4% of the shares of the common stock of the Combined Company.
(5) Reflects the conversion of 2,808,926 shares of Sun Common Stock in the Merger into cash of $4,679,637 and the Subordinated Note in the principal amount of $1,500,000.

     NON-CASH ELECTION PROCEDURE. Sun Shareholders who desire to make a Non-Cash Election and retain all their Sun Common Stock must properly complete and sign the Non-Cash Election form (the "Form of Election") accompanying this Joint Proxy Statement/Prospectus, and such Form of Election, together with all certificates representing shares of Sun Common Stock duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Combined Company (or by appropriate guarantee of delivery, as set forth in such Form of Election), must be received by the Exchange Agent at one of the addresses listed on the Form of Election by 5:00 p.m., eastern time, on the second business day preceding the date of the Sun Meeting (the "Election Date"). See "The Merger Agreement -- Manner and Basis of Converting Shares -- Conversion of Sun Common Stock."

BOARD OF DIRECTORS AND MANAGEMENT AFTER THE MERGER

     If the Merger is consummated, the Combined Company's board of directors will consist of Randall B. Hale, Nolan Lehmann, Michael S. Chadwick, J. Ford Taylor, Alan Elenson and F. Clayton Chambers, all of whom currently serve as directors or executive officers of BSI.

     Upon consummation of the Merger, it is anticipated that Randall B. Hale will become the chairman of the board, J. Ford Taylor will become president and chief executive officer, and F. Clayton Chambers will become vice president, chief financial officer and secretary, of the Combined Company. William S. Wiley resigned from the positions of president and chief executive officer of Sun in January 1997, and will continue as chairman of the board until the Effective Date. Kevin C. James, senior vice president and secretary, of Sun, will resign from such offices as of the Effective Date. Sandra L. Teufel, senior vice president-sales and marketing of Sun, resigned December 1996, and L. Kaye Counts executive vice president and chief operating officer of Sun will resign from such offices in April 1997. In view of the short period of time until the anticipated Effective Date, the Sun board has determined not to fill the positions of president and chief executive officer. In the interim, the board has formed a committee of the board consisting of Larry C. Mounger, Paul R. Rollins, Jr., James A. Walsh and William S. Wiley. Until the Effective Date, this committee intends to meet at least weekly to review the operations of Sun. The Combined Company's headquarters will be located at 3860 Virginia Avenue, Cincinnati, Ohio 45227, the current headquarters of BSI. See "Merger
Agreement -- Management After the Merger."

EFFECTIVE DATE OF THE MERGER

     The Merger will become effective at the time specified in the articles or certificate of merger filed with the Secretary of State of the State of Washington and the Secretary of State of the State of Delaware. The Effective Date is expected to occur as soon as practicable after all conditions to the obligations of Sun and BSI to consummate the Merger have been satisfied or waived.

CONDITIONS TO THE MERGER

     The obligations of Sun and BSI to consummate the Merger are subject to the satisfaction or waiver of certain conditions including (i) the requisite stockholder approvals of the Merger; (ii) the execution of a "lock-up" agreement by Seafirst, (iii) additional financing by BSI in an amount sufficient in BSI's reasonable judgment to consummate the Merger; (iv) BSI obtaining an equity investment of not less than $2,000,000, which investment is expected to result in the issuance of BSI Series B-3 Preferred Stock; (v) holders of no more than 1% of the shares of Sun Common Stock and no more than 1% of the BSI Common Stock and BSI Preferred Stock shall have exercised appraisal rights with respect to the Merger; (vi) receipt of various opinions, including tax opinions; (vii) the listing as of the Effective Date of the shares of Sun Common Stock to be issued in connection with the Merger on the Nasdaq/NMS; and (viii) certain other conditions customary in transactions similar to the Merger. See "The Merger Agreement -- Terms of the Merger Agreement -- Conditions to the Merger."

TERMINATION OF THE MERGER

     The Merger Agreement may be terminated by the mutual consent of the parties, or by either Sun or BSI, if (i) any condition precedent has not been satisfied by the other party; (ii) if the Merger has not become effective on or before April 30, 1997, with a 60-day extension to satisfy requirements of the Commission, obtain clearance under the HSR Act or obtain relief from any order prohibiting consummation of the Merger or (iii) based on a third party offer or proposal to merge, acquire a material portion of its assets or engage in some other business combination, if that party's board of directors determines in good faith, after giving the other party an opportunity to adjust its offer, that its fiduciary obligations require that such offer be considered, which determination is confirmed in writing by outside counsel. In addition, BSI may terminate the Merger Agreement if Sun fails to implement, in accordance with the Merger Agreement, a business plan previously provided by BSI or additional recommendations given by BSI to Sun relating to Sun's operations pending the Effective Date. See "Merger Agreement -- Terms of the Merger
Agreement -- Termination."

REGULATORY REQUIREMENTS

     Effective December 18, 1996, both Sun and BSI obtained clearance to consummate the Merger from the United States federal anti-trust authorities under the HSR Act. There are no other federal or state regulatory requirements that must be complied with or obtained in connection with the consummation of the Merger.
CONFLICTS OF INTEREST

     Under the Merger, BSI's directors and officers, certain of BSI's major stockholders and Seafirst will convert their respective securities of BSI or Sun, as the case be, into securities of the Combined Company.

     Under the Merger Agreement, the Combined Company has agreed to indemnify each person who has been a director, officer or employee of either BSI or Sun (or any subsidiary thereof) from all losses, expenses or liabilities arising out of acts or omissions occurring at or prior to the Effective Date. The Combined Company has also agreed to maintain for a period of four years the policies of directors' and officers' liability insurance maintained by Sun and BSI as of the Effective Date (or substitute similar policies), but only to the extent such policies do not exceed an annual cost of $50,000.

     William S. Wiley, the current chairman of the board of Sun, will resign such position as of the Effective Date and will receive a severance payment of $100,000. Kevin C. James, the current senior vice president and secretary of Sun, will resign such positions as of the Effective Date and has received a severance payment of $30,000. L. Kaye Counts, the executive vice president and chief operating officer of Sun, will resign such positions in April 1997, and will receive a severance payment of $50,000.
     See "The Merger -- Conflicts of Interest."

ANTICIPATED ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase by BSI of Sun in accordance with GAAP. See "The Merger -- Anticipated Accounting Treatment."

                               DISSENTERS' RIGHTS

     ANY SUN SHAREHOLDER OR BSI STOCKHOLDER WHO DESIRES TO DISSENT MUST NOT VOTE IN FAVOR OF THE MERGER AND MUST COMPLY WITH CERTAIN PROCEDURES. If the Merger is consummated, the holders of record of Sun Common Stock and BSI Common Stock and BSI Preferred Stock who strictly comply with the statutory dissenters' procedures under the WBCA and the DGCL, respectively, will have certain dissenters' rights. See, "The Merger -- Dissenters' Rights." Sun and BSI are not obligated to consummate the Merger if the holders of shares representing more than 1% of the Sun Common Stock or more than 1% of the BSI Common Stock and the BSI Preferred Stock properly dissent from the Merger.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to constitute a tax-free reorganization under
Section 368(a)(1)(A) of the Code, such that the Sun Shareholders and the BSI Stockholders will recognize no gain or loss for federal income tax purposes as a result of the Merger, except to the extent they receive cash consideration (or with respect to Seafirst, the Subordinated Note) in exchange for their respective shares, or cash in lieu of fractional shares or in satisfaction of their dissenters' rights. See "The Merger -- Certain Federal Income Tax Consequences."

                                  RISK FACTORS

     For a discussion of certain considerations with respect to the business and operations of Sun and BSI that should be considered by a stockholder before determining how to vote at the meetings, see "Risk Factors."

                        PROPOSED REINCORPORATION MERGER

     Subject to approval of the Reincorporation by the Sun Shareholders at the Sun Meeting, as soon as reasonably practicable after the Effective Date, the Combined Company will reincorporate in Delaware through the merger of the Combined Company with and into a newly created wholly-owned subsidiary of the Combined Company. Holders of Sun Common Stock on the effective date of the Reincorporation will receive one share of Brazos Delaware common stock for each five shares of Sun Common Stock held following the Merger. Holders of Sun Preferred Stock on the effective date will receive one share of Brazos Delaware preferred stock of the comparable series for each share of Sun Preferred Stock held. No fractional shares will be issuable in connection with the Reincorporation. In lieu thereof, the Combined Company will make a cash payment attributable to fractional shares based on the closing price per share for the Sun Common Stock on the Nasdaq/NMS on the last trading day immediately preceding the effective date of the Reincorporation. The shares of the surviving Delaware corporation, which will be named "Brazos Sportswear, Inc.," will have substantially the same rights and preferences as their exchanged shares, except to the extent such rights differ under the WBCA and DGCL. Additionally, each then outstanding option or warrant to purchase Sun Common Stock, including holders of former BSI options and warrants, will be converted into an option or warrant, as the case may be, to purchase shares of common stock of Brazos Delaware based on a one-for-five share conversion rate. The exercise price per share of such option or warrant to purchase Brazos Delaware common stock will be adjusted to take into account the conversion rate; otherwise the terms and conditions of such option or warrant will be substantially the same as the options or warrants so converted. The closing of the Merger is not conditioned upon the Reincorporation, and the Sun Shareholders will vote separately on the Reincorporation proposal. The Reincorporation will not be consummated if the Merger is not completed. See "Proposed Reincorporation in Delaware."

     Any Sun Shareholder who desires to dissent must not vote in favor of the Reincorporation and must comply with certain procedures. If the Reincorporation is consummated, the Sun Shareholders who strictly comply with the statutory dissenters' procedures under the WBCA will have certain dissenters' rights. See "The Reincorporation -- Rights of Dissenting Shareholders."

                DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     This Joint Proxy Statement/Prospectus includes "forward looking statements" within the meaning of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Joint Proxy Statement/Prospectus are forward looking statements. Such forward looking statements include, without limitation, statements under (a) "Business of Sun," (b) "Business of BSI," (c) "Sun Management's Discussion and Analysis of Financial Condition and Results of Operations," (d) "BSI Management's Discussion and Analysis of Financial Condition and Results of Operations," and (e) "Risk Factors." Although Sun and BSI believe that the expectations reflected in such forward looking statements are reasonable, they can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from Sun's and BSI's expectations are disclosed in this Joint Proxy Statement/Prospectus under the heading "Risk Factors" and elsewhere.

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     Pursuant to the Merger Agreement, BSI will be merged with and into Sun, with Sun being the surviving corporation. For financial statement presentation purposes, however, BSI has been identified as the accounting acquiror. The following summary unaudited pro forma combined financial data presents certain data for the Combined Company, as adjusted for (i) the effects of the Merger on an historical basis, (ii) the effects of BSI's acquisition of the assets of Plymouth Mills, Inc. ("Plymouth Acquisition") on an historical basis and (iii) the effects of certain pro forma adjustments to the historical financial statements. The Plymouth Acquisition was accounted for as a "purchase" under generally accepted accounting principles effective August 2, 1996. The summary unaudited pro forma combined statements of operations data presented below for the year ended December 31, 1995, and the nine months ended September 30, 1996, give effect to the Merger and the Plymouth Acquisition as if both had occurred on January 1, 1995. The summary unaudited pro forma combined balance sheet data gives effect to the Merger as if it had occurred on September 30, 1996. See "Unaudited Pro Forma Condensed Combined Financial Statements" for additional assumptions reflected in the following table.

                                                PRO FORMA COMBINED(1)
                                        --------------------------------------
                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,         YEAR ENDED
                                              1996           DECEMBER 31, 1995
                                        -----------------    -----------------
                                                    (IN THOUSANDS,
                                                  EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  (UNAUDITED)
Net sales............................      $   206,993          $   257,323
Gross profit.........................           55,171               55,503
Operating income (loss)..............           13,621                2,310
Interest expense, net................            5,471                7,975
Income (loss) before income taxes and
  extraordinary item.................            8,419               (5,336)
Net income (loss)(2).................            6,269               (4,775)
Earnings (loss) available to common
  equity(2)..........................            5,732               (5,492)
Primary earnings (loss) per share
  available to common equity.........      $      0.24          $     (0.31)
Shares used in computing primary pro
  forma earnings (loss) per
  share(3)...........................       24,263,556           17,863,722
Fully diluted pro forma earnings
  (loss) per share...................      $      0.20          $     (0.31)
Shares used in computing fully
  diluted pro forma earnings (loss)
  per share(3).......................       28,370,631           17,863,722


                                              AS OF
                                        SEPTEMBER 30, 1996
                                        ------------------
BALANCE SHEET DATA: (UNAUDITED)
Working capital......................        $ 17,418
Total assets.........................         136,780
Long-term debt, including current
  maturities.........................          32,776
Convertible mandatorily redeemable
  preferred stock....................           9,447
Stockholders' equity.................          10,133

------------

(1) Includes BSI financial information for the year ended December 30, 1995 and as of and for the thirty-nine weeks ended September 28, 1996, respectively.

(2) Excludes a $500 extraordinary gain on the extinguishment of debt.
(3) Shares used in computing pro forma earnings (loss) per share include weighted average shares outstanding for Sun, BSI (restated for a 37.912252-for-1 stock split), all dilutive options and warrants and certain "cheap stock" warrants.

                         COMPARATIVE MARKET PRICE DATA

SUN COMMON STOCK

     Sun Common Stock has been quoted on the Nasdaq/NMS since December 1989 under the symbol "SSPW." The following table shows the high and low closing prices by quarter for the Sun Common Stock as reported by the Nasdaq/NMS. On November 12, 1996, the last full trading day prior to the public announcement of the signing of the Merger Agreement, the last sale price per share of Sun Common
Stock was $1.75. On January   , 1997, the last full trading day for which
quotations were available prior to the date of this Joint Proxy Statement/Prospectus, the last sale price per share of Sun Common Stock was
$   . As of January   , 1997, there were approximately 116 holders of record of
the Sun Common Stock. Stockholders are urged to obtain current quotations for Sun Common Stock. Sun has never paid dividends on the Sun Common Stock, and it is anticipated that financing agreements in place after the Merger will restrict the Combined Company's ability to pay dividends in the future.

                                        HIGH    LOW
                                        ----    ---
1994
     1st Quarter.....................   $ 8 1/2 $5 1/2
     2nd Quarter.....................     7      4 3/4
     3rd Quarter.....................     5      3 1/2
     4th Quarter.....................     5 3/4  4 1/4
1995
     1st Quarter.....................     5      4 1/4
     2nd Quarter.....................     4 1/2  3 3/4
     3rd Quarter.....................     5      4 1/4
     4th Quarter.....................     4      2 9/16
1996
     1st Quarter.....................     3      2 1/2
     2nd Quarter.....................     3      2
     3rd Quarter.....................     3 1/2  2
     4th Quarter (through December
  12, 1996)..........................     2 3/8  1 3/4

BSI CAPITAL STOCK

     No market value information is available with respect to the securities of BSI because there is no established trading market for the capital stock, and no resales of such securities occurred during the relevant periods. BSI has never paid cash dividends on its capital stock.

                           COMPARATIVE PER SHARE DATA

     The following table presents comparative per share information (a) for each of Sun and BSI on a historical basis and (b) for Sun, BSI and Plymouth on an unaudited pro forma combined basis assuming the Merger and Plymouth acquisition had been effective during the periods presented. The pro forma information has been prepared giving effect to the Merger as a "purchase." No cash dividends were paid by Sun or BSI during any of the periods presented. See "Unaudited Pro Forma Condensed Combined Financial Statements" for additional assumptions reflected in the following table.

                                       NINE MONTHS ENDED(1)        YEAR ENDED(1)
                                        SEPTEMBER 30, 1996       DECEMBER 31, 1995
                                       ---------------------    --------------------
Sun:
  Historical --
     Earnings (Loss) per Common Share
       and Common Equivalent Share...          $(.34)                  $ (.65)
     Earnings (Loss) per Common Share
       Assuming Full Dilution........           (.34)                    (.65)
     Book Value per Common Share.....           4.19                     4.53
     Book Value per Common Share
       Assuming Full Dilution(2).....           4.19                     4.51
  Pro Forma Combined Company--
     Earnings (Loss) per Common Share
       and Common Equivalent Share...          $ .24                   $ (.31)
     Earnings (Loss) per Common Share
       Assuming Full Dilution........            .20                     (.31)
     Book Value per Common Share.....            .65                      N/A
     Book Value per Common Share
       Assuming Full Dilution(2).....            .51                      N/A
BSI:
  Historical--
     Earnings (Loss) per Common Share
       and Common Equivalent Share...          $ .24                   $ (.26)
     Earnings (Loss) per Common Share
       Assuming Full Dilution........            .23                     (.26)
     Book Value (Deficit) per Common
       Share.........................            .29                     (.07)
     Book Value per Common Share
       Assuming Full Dilution(2).....            .27                      N/A
  BSI and Plymouth Combined (Pro
     Forma Equivalent) --
     Earnings (Loss) per Common Share
       and Common Equivalent Share...          $ .28                   $ (.30)
     Earnings (Loss) per Common Share
       Assuming Full Dilution........            .26                     (.30)
     Book Value per Common Share.....            .29                      N/A
     Book Value per Common Share
       Assuming Full Dilution(2).....            .27                      N/A

------------

(1) Includes BSI financial information for the year ended December 30, 1995, and for the thirty-nine weeks ended September 28, 1996, respectively. BSI financial statements have been retroactively restated to reflect a 37.912252-for-one stock split. Therefore the exchange ratio is effectively one-to-one.

(2) The calculation of book value per common share assuming full dilution includes the (i) proceeds from the assumed exercise of stock options and warrants outstanding at the end of each period as a component of net book value, and (ii) stock options and warrants outstanding at the end of each period as a component of common shares outstanding.

                                  RISK FACTORS

     The following risk factors should be considered by Sun Shareholders and BSI Stockholders in evaluating whether to approve the Merger. Some of these risk factors relate directly to the Merger while others are present in Sun's or BSI's general business environment independent of the Merger. These risk factors should be considered in conjunction with the other information included in this Joint Proxy Statement/Prospectus.

VARIABILITY OF OPERATING RESULTS

     Although for the nine months ended September 30, 1996, the Combined Company had unaudited pro forma combined net income of $6,269,000, the Combined Company had unaudited pro forma combined net loss for the year ended 1995 in the amount of $4,281,000. The loss was primarily attributable to a variety of factors, including a decline in Sun's sales resulting from a soft retail environment during part of 1995, strong competition from rival suppliers of products bearing licensed characters and trademarks, and excess inventory reserve charges. There can be no assurance that the Combined Company will not realize operating losses in future years. Its future results of operations will depend on a number of variables, such as the ability of its product lines to compete for market share within the industry, the degree with which the Combined Company can realize cost efficiencies in the production and distribution of its products, and the condition of the retail environment and general economy. The inability of the Combined Company to produce operating profits would have a material adverse effect on its financial condition. See "Unaudited Pro Forma Condensed Combined Financial Statements."

SUBSTANTIAL INDEBTEDNESS; LEVERAGE

     The Combined Company will have significant debt service obligations after completion of the Merger. On an unaudited pro forma combined basis, at September 30, 1996, the Combined Company had total outstanding indebtedness and total stockholders' equity of approximately $79,186,000 and $10,133,000, respectively. See "Unaudited Pro Forma Condensed Combined Financial Statements."

     The Combined Company's level of indebtedness could have important consequences, including the following: (i) the Combined Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other corporate purposes may be impaired, (ii) a substantial portion of the Combined Company's cash flow from operations will be used to pay interest on its indebtedness, thereby reducing the funds available to the Combined Company for its operations and future business opportunities,
(iii) the Combined Company's borrowings under certain of its credit facilities are at floating rates of interests, which could result in higher interest expense in the event of an increase in interest rates, (iv) the Combined Company's credit facilities contain financial and other restrictive covenants which could limit the Combined Company's operating and financial flexibility and, if violated, would result in an event of default which could preclude the Combined Company's access to credit under such facilities or otherwise have a material adverse effect on the Combined Company, (v) the Combined Company is more highly leveraged than many of its competitors, which may place it at an competitive disadvantage, and (vi) the Combined Company may be more vulnerable to general economic and industry downturns.

LICENSES

     Sales of products under license agreements represented approximately 59.0% and 60.2% of the Combined Company's unaudited pro forma combined revenues in fiscal 1995 and the nine months ended September 30, 1996, respectively. The Combined Company's license agreements generally require it to make minimum annual royalty payments and advertising expenditures and maintain quality control and retail distribution commensurate with the licensor's image. The license agreements also generally provide that the licensor has the right to approve products sold pursuant to the license and to terminate the license for failure to comply with its material provisions. Typically, the licensor may terminate the license if specified minimum levels of annual net sales for licensed products are not met. The Combined Company's material licenses are generally for a term of one to two years but can be terminated on 30 days notice. The loss of one or more of the Combined Company's licenses, or the decline in popularity of certain licensed character images could have a material adverse effect on the Combined Company's financial condition and results of operation. See "Business of Sun -- Products -- Licensed Designs and Characters," "Business of BSI -- Licenses and Trademarks" and "Unaudited Pro Forma Condensed Combined Financial Statements."

DEPENDENCE ON MAJOR CUSTOMERS

     On an unaudited pro forma combined basis, approximately 62.7% in fiscal 1995, and 70.8% for the nine months ended September 30, 1996, of the Combined Company's sales were made to its combined ten largest customers. Sales to Wal-Mart, Target and Kmart represented approximately 88% and 81% of Sun's total revenues in fiscal 1995 and for the nine month period ending September 30, 1996, respectively. BSI's sales to Wal-Mart accounted for 18.2% and 17.5% of total revenues for fiscal 1995 and for its thirty nine weeks ended September 28, 1996, respectively. Sales to major customers will continue to account for a significant percentage of the Combined Company's total sales. The loss or material adverse change in the financial condition of one or more of these customers could have a material adverse effect on the Combined Company's financial condition and results of operations. See "Unaudited Pro Forma Condensed Combined Financial Statements."

DEPENDENCE ON KEY PERSONNEL

     The Combined Company's success will depend upon the efforts and abilities of its executive officers. The loss of the services of any such officers may have a material adverse effect on the Combined Company's financial condition and results of operations. BSI has entered into employment agreements with certain of its key executive officers. See, "The Merger Agreement -- Management After the Merger" and "Business of BSI -- Executive Officers and Directors of BSI."

UNCERTAINTIES IN APPAREL RETAILING

     The retail industry has experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. If the Combined Company's customers are unable to make payments on a timely basis or at all, it could be faced with uncollected receivables or unsold finished goods inventory, which could adversely affect its financial condition and results of operations. Additionally, the Combined Company's business is impacted by the general seasonal trends that are characteristic of the apparel industry.

SUBSTANTIAL COMPETITION

     The apparel industry is highly competitive. Several of the Combined Company's competitors have substantially greater financial, distribution, marketing and other resources, including greater brand awareness. The Combined Company will compete with numerous apparel vendors, including those with their own retail stores, as well as department stores, specialty stores, retail chains and mass merchandisers who sell apparel under their own labels and whose merchandise displays licensed characters and symbols of professional sports teams and colleges and universities. Competitive factors include product quality, access to popular licenses, price, ability to meet delivery requirements and other aspects of customer service, changes in styles and consumer preferences, and the limited availability of customer shelf and rack space.

MANUFACTURERS AND FOREIGN SOURCING

     The Combined Company will utilize independent manufacturers to produce a significant portion of its products. For its screen printed and decorated apparel, the Combined Company will purchase "blanks," such as undecorated T-shirts and sweatshirts, in large part from major domestic mills and, to a lesser extent, from foreign sources. The inability of a supplier to ship the Combined Company's products to it in a timely manner or to meet the Combined Company's quality standards could adversely affect its ability to meet customer delivery requirements. Neither Sun nor BSI has long-term contracts with any of its suppliers. Each company believes that the loss of any one or more of such suppliers is not likely to have a long-term material adverse effect on the Combined Company's business because either new or existing manufacturers likely would be available to fulfill its requirements. However, the failure of any key supplier to perform or the loss of any key supplier could have a negative short-term effect on the Combined Company's results of operations.

     To the extent foreign sources grow in importance, the Combined Company's operations may be adversely affected by, among other things, political instability resulting in disruption of trade from foreign countries in which the Combined Company's contractors and suppliers are located; the imposition of additional regulations and restrictions related to imports and duties, taxes and other charges on imports, and bilateral trade agreements; any significant fluctuation in the value of the dollar against foreign currencies; and restrictions on the transfer of funds. An adverse change in any of the foregoing could have a material adverse effect on the Combined Company's financial condition and results of operations.

POTENTIAL OBSTACLES TO INTEGRATION OF THE COMBINED COMPANY

     In evaluating the terms of the Merger, Sun and BSI each analyzed their respective businesses and made certain assumptions concerning their respective future operations and operations of the Combined Company. One principal assumption was that through consolidation of operations, the Merger would produce a Combined Company with operating results better than those historically experienced by either company in the absence of the Merger. There can be no assurance, however, that these benefits will be achieved or that the results of Combined Company's will be improved. These anticipated benefits of the Merger will not be achieved unless the companies are successfully combined in a timely manner. The process of combining the organizations could cause the interruption of, or a loss of momentum in, the activities of the combined companies' businesses, which could have an adverse effect on their combined operations. In addition, the success of the Merger will be partially dependent on the integration of the current management and operations of Sun and BSI. There can be no assurance that the Combined Company will be able to effectively integrate management and operations or that operational or administrative efficiencies resulting from the Merger can be attained.

NO PRIOR MARKET FOR BSI STOCK

     No prior market for the BSI Common Stock has existed, and the conversion ratio for the BSI Common Stock was determined by negotiation between representatives of Sun and BSI. There can be no assurance that an active trading market for the Sun Common Stock will continue after the closing of the Merger. The market price for the Sun Common Stock after the Merger may be subject to significant fluctuations from time to time in response to numerous factors, including variations in the reported financial results of the Combined Company and changing conditions in the economy in general or in the Combined Company's industry in particular. In addition, the stock markets experience significant price and volume volatility from time to time which may affect the market price of the Sun Common Stock for reasons unrelated to the Combined Company's performance at that time.

RESTRICTIONS ON DIVIDEND PAYMENTS

     Sun has never paid cash dividends on shares of Sun Common Stock. The Combined Company intends to follow this policy and retain future earnings to provide funds for the operation and expansion of its business and does not expect to pay cash dividends in the forseeable future. Any future cash dividends will be at the discretion of the Combined Company's board of directors after taking into account various factors, including the Combined Company's financial condition, cash flow from operations and current and anticipated cash needs. The Combined Company's credit facilities will restrict or prohibit the payment of cash dividends after the Effective Date.

CONTROL BY PRINCIPAL STOCKHOLDERS

     Upon completion of the Merger, Equus II Incorporated ("Equus II"), the beneficial owner of 59.1% of BSI's Common Stock, will beneficially own approximately 57.6% of the outstanding shares of Sun Common Stock. Consequently, Equus II will have the ability to significantly influence the election of the Combined Company's directors and the outcome of other issues submitted to the Combined Company's stockholders for approval. At the Effective Date, two members of the Combined Company's six person board of directors will be officers of Equus II. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Combined Company. See "Principal Stockholders of BSI."

                                  THE MEETINGS

MATTERS TO BE CONSIDERED AT THE MEETINGS

     SUN MEETING. At the Sun Meeting, holders of Sun Common Stock will be asked to consider and act upon:

          1. a proposal to approve the Merger Agreement and the transactions contemplated thereby;

          2. the Reincorporation; and

          3. to consider and act upon such other business as may properly be presented to the Sun Meeting.

     BSI MEETING. At the BSI Meeting, holders of BSI Common Stock will be asked to consider and vote upon the authorization, approval and adoption of the Merger Agreement and the transactions contemplated thereby and such other matters as may properly be presented to the BSI Meeting.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     SUN. The board of directors of Sun has unanimously approved the Merger Agreement and the transactions contemplated thereby and the Reincorporation and unanimously recommends that the shareholders of Sun vote FOR approval and adoption of such matters.

     BSI. The board of directors of BSI has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the stockholders of BSI vote FOR approval and adoption of such matter.

     For a discussion of certain interests in the Merger of the members of the board of directors of Sun and BSI, see "The Merger -- Conflicts of Interests."

VOTING AT THE MEETINGS; RECORD DATES

     SUN. Sun has established January 31, 1997, as the record date for the determination of shareholders entitled to notice of and to vote at the Sun Meeting. Only holders of record of Sun Common Stock at the close of business on such date are entitled to notice of and to vote at the Sun Meeting. Stockholders of BSI who are not shareholders of Sun on the record date will not be entitled to vote on the Reincorporation proposal. On the record date for the Sun Meeting, there were 5,748,500 shares of Sun Common Stock outstanding and entitled to be voted. A majority of such shares, present in person or represented by proxy, is necessary to constitute a quorum at the Sun Meeting. Each share of Sun Common Stock is entitled to one vote with respect to approval of the Merger Agreement and the Reincorporation.

     The affirmative vote of the holders of two-thirds of the outstanding shares of Sun Common Stock is required to approve the Merger Agreement and the Reincorporation. Approval of the Merger Agreement will constitute approval of each aspect of the Merger Agreement.

     Seafirst holds 3.8 million shares of Sun Common Stock, or 66.1% of all outstanding shares, and has agreed to vote its shares in favor of the Merger Agreement and the Reincorporation. Seafirst's agreement to vote its shares is irrevocable, except in the event Sun's board of directors terminates the Merger upon exercise of its fiduciary duties pursuant to the Merger Agreement. Absent such a termination of the Merger Agreement, because Seafirst has agreed to vote its shares in favor of the Merger Agreement and the Reincorporation, if an additional 32,335 shares of Sun Common Stock or .56% of the outstanding shares, vote in favor of the Merger and the Reincorporation, such proposals will be approved by the Sun Shareholders.

     The respective obligations of Sun and BSI to consummate the Merger are subject to, among other conditions, the approval and adoption by the stockholders of Sun and BSI of the Merger Agreement. However, the approval and adoption by the shareholders of Sun of the Reincorporation is not a condition of the Merger Agreement. Accordingly, if the Merger Agreement is approved by the Sun Shareholders, the Merger could be consummated notwithstanding the failure of the Reincorporation to be adopted by the Sun Shareholders.

     BSI. BSI has established January 31, 1997, as the record date for the determination of stockholders entitled to notice of and to vote at the BSI Meeting. Only holders of record of BSI Common Stock at the close of business on such date are entitled to notice of and to vote at the BSI Meeting. On the record date for the BSI Meeting, there were 484,805 shares of BSI Common Stock outstanding and entitled to be voted at the BSI Meeting. A majority of such shares, present in person or represented by proxy, is necessary to constitute a quorum at the BSI Meeting, and each issued and outstanding share of BSI Common Stock is entitled to one vote with respect to the approval and adoption of the Merger Agreement. The affirmative vote of holders of a majority of the outstanding shares of BSI Common Stock is required to approve the Merger Agreement and the transactions contemplated thereby.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN OTHER PERSONS

     SUN. As of the record date for the Sun Meeting, directors and executive officers of Sun and their affiliates owned beneficially approximately 3.8% of the outstanding shares of Sun Common Stock. Under the Merger Agreement, Seafirst, the holder of 3.8 million shares of Sun Common Stock, or 66.1% of all outstanding shares, has agreed that it will vote its shares in favor of the Merger Agreement. Seafirst's agreement to vote its shares is irrevocable, except in the event Sun's board of directors terminates the Merger upon exercise of its fiduciary duties pursuant to the Merger Agreement. Absent such a termination of the Merger Agreement, because Seafirst has agreed to vote its shares in favor of the Merger Agreement and the Reincorporation, if an additional 32,335 shares of Sun Common Stock or .56% of the outstanding shares, vote in favor of the Merger and the Reincorporation, such proposals will be approved by the Sun Shareholders.
     BSI. As of the record date for the BSI Meeting, the directors and executive officers of BSI and their affiliates owned beneficially approximately 75.1% of the shares of BSI Common Stock.

PROXIES

     SUN. Shares of Sun Common Stock represented by a proxy in the form enclosed, duly executed and returned to Sun prior to or at the Sun Meeting, and not revoked, will be voted at the Sun Meeting in accordance with the voting instructions contained therein. Shares of Sun Common Stock represented by proxies for which no voting instructions are given will be voted FOR approval and adoption of the Merger Agreement and the Reincorporation.

     Holders of Sun Common Stock are requested to complete, sign, date and return promptly the enclosed proxy card in the postage paid envelope provided for this purpose in order to ensure that their shares are voted at the Sun Meeting. A proxy may be revoked at any time prior to the exercise of the authority granted thereunder. Revocation may be accomplished by (i) the execution and delivery of a later-dated proxy with respect to the same shares,
(ii) giving notice thereof in writing to the Secretary of Sun at any time prior to the vote on the matters to be considered at the Sun Meeting or (iii) attending the Sun Meeting and voting in person. Attendance at the Sun Meeting by a shareholder who signed a proxy will not in itself revoke the proxy.

     If a holder of Sun Common Stock does not return a signed proxy card (and does not vote in person at the Sun Meeting), his or her shares will not be voted at the Sun Meeting. Such failure to vote will have the effect of a vote against the adoption of the Merger Agreement and Reincorporation. Abstentions and broker non-votes with respect to shares of Sun Common Stock will also have the effect of voting against the approval and adoption of the Merger Agreement and the Reincorporation.

     The board of directors of Sun knows of no matters to be presented at the Sun Meeting other than those described in this Joint Proxy Statement/Prospectus. If other matters are properly brought before the Sun Meeting, it is the intention of the persons named as proxies to vote with respect to such matters in accordance with their judgment.

     BSI. Shares of BSI Common Stock represented by a proxy in the form enclosed, duly executed and returned to BSI prior to the BSI Meeting, and not revoked, will be voted at the BSI Meeting in accordance with the voting instructions contained therein. Shares of BSI Common Stock represented by proxies for which no voting instructions are given will be voted FOR approval and adoption of the Merger Agreement.

     Holders of BSI Common Stock are requested to complete, sign, date and return promptly the enclosed proxy card in the postage paid envelope provided for this purpose in order to ensure that their shares are voted at the BSI Meeting. A proxy may be revoked at any time prior to the exercise of the authority granted thereunder. Revocation may be made by (i) the execution and delivery of a later-dated proxy with respect to the same shares, (ii) giving notice thereof in writing to the Secretary of BSI at any time prior to the vote on the matters to be considered at the BSI Meeting or (iii) attending the BSI Meeting and voting in person. Attendance at the BSI Meeting by a stockholder who signed a proxy will not in itself revoke the proxy.

     If a holder of BSI Common Stock does not return a signed proxy card (and does not vote in person at the BSI Meeting), his or her shares will not be voted at the BSI Meeting. Such failure to vote will have the effect of a vote against the approval and adoption of the Merger Agreement.

     The board of directors of BSI knows of no matters to be presented at the BSI Meeting other than those described in this Joint Proxy Statement/Prospectus. If other matters are properly brought before the BSI Meeting, it is the intention of the persons named as proxies to vote with respect to such matters in accordance with their judgment.

SOLICITATION OF PROXIES

     Solicitation of proxies for use at the Sun Meeting and the BSI Meeting may be made in person or by mail, telephone, telecopy or telegram. Sun and BSI will each bear the cost of the solicitation of proxies from their respective stockholders. Officers and employees of Sun and BSI, who will receive no compensation in excess of their regular salaries for their services, may solicit proxies from stockholders of Sun and BSI, respectively, in person or by mail, telephone, telecopy or telegram. Sun has requested banking institutions, brokerage firms, custodians, trustees, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Sun Common Stock held of record by such entities, and Sun will, upon request of such holders, reimburse reasonable forwarding expenses.

                                   THE MERGER

BACKGROUND

     In early 1992, given the interest at that time of its then majority shareholder, David Sabey, to liquidate at least a portion of his holdings, Sun retained NationsBank, N.A. to assist in facilitating a sale or merger of Sun. No acceptable offers were obtained in connection with this effort. In November 1992, Seafirst acquired its 3,800,000 share position in Sun in partial settlement of non-related loans that had been extended to Mr. Sabey. Efforts to sell or merge Sun were terminated in late 1992 and in early 1993 a new chief executive officer, Larry Mounger, was hired by Sun.

     In February 1995, Sun retained a consulting firm to analyze Sun's overall operations, with particular emphasis on sourcing and information systems, and to advise Sun on ways to reduce expenses and increase operating efficiencies.

     During July 1995, due to increased competition from screen printed apparel companies and the concentration of retail buying power, Sun's management began to explore ways by which shareholder value might be enhanced. Management was also concerned with Sun's increased reliance on certain character licenses and limitations of its core T-shirt and sweatshirt product lines. Given these factors, Sun's strategic position, and a desire to maximize shareholder value, Sun engaged Kurt Salmon Associates, Inc. ("Kurt Salmon") in August 1995 to explore a sale or merger of Sun. In the September-October 1995 time-frame, based on Sun's decision to focus on internal operational issues, Kurt Salmon was advised to suspend its efforts, and the sales process was not initiated.

     In October 1995, William S. Wiley was hired as chief executive officer of Sun. The Kurt Salmon engagement was not officially terminated until December 1995. In December 1995, following the termination of the engagement of Kurt Salmon, Seafirst, which as a national bank is not permitted to be a long-term

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
investor in Sun under applicable banking regulations, engaged Kurt Salmon to assist in identifying a party interested in purchasing its equity position or in finding a merger partner for Sun.

     During early 1996, Kurt Salmon approached a number of parties regarding Seafirst's equity interest in Sun. Several parties, including BSI, made site visits to Sun for the purpose of evaluating the acquisition of Seafirst's equity position or a merger with Sun. In April 1996, Seafirst received a non-binding expression of interest in acquiring all of the shares of Sun at a price that represented a 22% discount to the common stock trading price at the date of the expression of interest. Seafirst responded to this expression of interest by communicating a willingness to consider an offer at a price that was at or above the current market trading price. The party that had submitted the expression did not amend its original offer and withdrew from further conversations. In June 1996, BSI indicated its interest in acquiring the Seafirst position for cash and in merging BSI into Sun, with Sun's other shareholders remaining shareholders in the combined entity. This interest was further clarified in July 1996, along with an indication of how BSI intended to finance the proposed transaction. As a result of indications of interest from certain parties, including BSI, regarding a merger or acquisition involving the entirety of Sun, Seafirst's engagement with Kurt Salmon was terminated in July 1996, at which time Sun retained the services of Kurt Salmon.

     Following approval at a July 18, 1996, meeting of the board of directors of Sun, the board elected to enter into non-binding, exclusive discussions with BSI with the goal of achieving a merger with BSI. A letter of intent was signed between Sun and BSI on August 19, 1996.

     Based on BSI's review of Sun's July and August 1996 financial performance and prospects for the remainder of 1996, BSI proposed a revised letter of intent with Sun in September 1996. The terms of the letter of intent were approved by Sun's board of directors at a meeting held on September 19, 1996 and executed on September 24, 1996.

     Following the execution of the letter of intent, Sun and its representatives conducted due diligence on BSI. The results of the due diligence investigation were discussed in a teleconference meeting of the Sun board on October 16, 1996. Upon review of the due diligence report, the Sun board agreed to continue to move forward with BSI. At the October 16 meeting, the Sun board engaged Rodman & Renshaw, Inc. to render a fairness opinion, from a financial point of view, for the shareholders of Sun other than Seafirst. Seafirst independently analyzed the transaction and has agreed to vote in favor of the Merger. See "Opinion of Rodman & Renshaw, Inc."

     As a result of continued weakness in certain sectors of the licensed apparel market, Sun's financial performance in September and October 1996 did not meet expectations, and Sun further revised downward its expected results for November and December 1996. Based upon this performance and the implications on the financing of the transaction, BSI revised the terms of the letter of intent in discussions held the week of October 28, 1996. The October revisions to the BSI letter of intent included a reduction in the number of shares that BSI would purchase for cash and a corresponding increase in the common stock interest the Sun Shareholders would retain in the Combined Company. The revisions also included a reduction in the per share cash offer and the requirement that Seafirst take a portion of its consideration in the form of a subordinated note. The Sun board approved the significant terms of the revised BSI offer in a meeting held October 31, 1996, and authorized Mr. Wiley to work toward the execution of a definitive merger agreement. Negotiations in regard to the terms of the BSI offer proceeded during the week of November 4, 1996. During these negotiations the per share cash offer was further reduced to reflect expenses and fees associated with the transfer of licenses, severance costs and transaction expenses. The $2.20 cash offer agreed upon represented a 17% premium to the last trade price prior to the merger announcement on November 13, 1996. The definitive Merger Agreement was approved by the board of BSI on November 11, 1996, and the board of Sun on November 13, 1996 at which time the Merger Agreement was executed.

REASONS FOR THE MERGER

     SUN. In determining to proceed with the Merger, the Sun board considered historical information relating to the business, financial condition and the results of operations of Sun and BSI, the business and financial prospects of Sun and BSI, the terms of the Merger Agreement, the condition in the Merger

Agreement that Sun shall have received a fairness opinion from Rodman & Renshaw to the effect that the consideration to be paid to Minority Shareholders is fair, from a financial point of view (such firm not being requested by Sun to render an opinion with respect to Seafirst's equity position in Sun) and Rodman & Renshaw's presentation to the Sun board of directors on November 13, 1996. The board of directors of Sun views the Merger as an opportunity to materially increase Sun's sales and profitability through benefits that may be derived from a combination of the two sales forces, customer bases, license portfolios, design and graphic art functions, manufacturing operations and sourcing capabilities. The board viewed the Combined Company as having increased "critical mass" which may enable it to obtain additional capital on more favorable terms. The board did not undertake separate analyses of each of these factors nor did the board reach a separate conclusion with respect to each such factor in its determination as to the fairness of the terms of the Merger, although the board did consider all of the above factors as being supportive of the board's conclusion. The consideration of such factors resulted from the information relating to such factors being added to the collective business knowledge and experience of Sun's board so as to enable the board to apply such information in its deliberative processes. In view of the above and the variety of factors considered by the Sun board of directors in reaching its conclusion as to the fairness of the Merger, the board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the terms of the Merger.

     BSI. BSI's strategy is to maximize stockholder value by building a highly profitable and diversified sportswear company through internal growth and strategic acquisitions. After conducting extensive due diligence, the BSI board determined that a merger with Sun would result in numerous benefits which would aid BSI in pursuing its strategic goal of becoming one of the leading sportswear companies in the industry.

     The board of directors of BSI believes that the terms of the Merger are fair to and in the best interests of BSI and its stockholders and has unanimously approved the Merger Agreement and recommends approval and adoption of the Merger Agreement by the holders of BSI Common Stock. In reaching its conclusion, the BSI board considered the following factors:

         o The Combined Company will have a broader portfolio of products as a result of the addition of Sun's animated movie and character licenses.

         o The Combined Company will have an expanded customer base that includes some of the largest retailers in the United States, and a combination of the companies may result in an enhanced reputation and relationship with those customers, thereby providing for greater customer penetration. The enhanced customer base will provide geographic coverage in almost all major U.S. markets and numerous secondary markets.

         o The Combined Company will be able to increase the selling coverage of its line by extending the scope of the sales organization of each company to cover all of its products. Additionally, BSI's New York City showrooms and presence in the garment district will provide Sun with an enhanced marketing position.

         o The Merger will enhance each company's sourcing capability and buying power, thereby potentially resulting in cost advantages for the Combined Company.

         o The Combined Company will have increased "critical mass" which may enable it to obtain additional capital on more favorable terms.

         o Sun will bring to the Combined Company an advanced manufacturing facility.

     In determining that the Merger was fair to and in the best interest of BSI and its stockholders, the BSI board considered these factors collectively and did not assign specific or relative weight to any of such factors.

OPINION OF RODMAN & RENSHAW, INC.

     Rodman & Renshaw, Inc. ("Rodman") was engaged by the board of directors of Sun to render its opinion to the board as to whether the consideration to be paid in the Merger to the Minority Shareholders is fair, from a financial point of view. At the special meeting of Sun's board of directors on November 13,

1996, Rodman delivered its oral opinion that, as of such date, based upon and subject to the various considerations expressed in such opinion, the consideration to be paid to the Minority Shareholders is fair from a financial point of view. As of the date hereof, Rodman delivered its written opinion (the "Rodman Opinion") that, as of such date, based upon and subject to the various considerations set forth in the Rodman Opinion, the consideration to be paid to the Minority Shareholders is fair, from a financial point of view. The Rodman Opinion addresses only the fairness from a financial point of view of the consideration to be paid to the Minority Shareholders and does not constitute a recommendation to any shareholder of Sun as to how such shareholder should vote at the Sun Meeting or whether such shareholders should make a Non-Cash Election. The full text of the Rodman Opinion, which sets forth the assumptions made, procedures followed, matters considered and limits of its review, is attached hereto as Appendix B and is incorporated herein by reference. The Minority Shareholders are urged to read the Rodman Opinion in its entirety.

     In arriving at the Rodman Opinion with respect to Sun, Rodman has, among other things: (a) reviewed, from a financial point of view, the Merger Agreement, as amended and the exhibits thereto; (b) reviewed Sun's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1993 through 1995 and its interim reports on Form 10-Q and 8-K filed since December 31, 1993; (c) reviewed financial and operating data relating to Sun's business and prospects, including financial forecasts; (d) discussed financial information (both historical and forecast) and the business and prospects of Sun with the management of Sun; (e) reviewed the reported historical and recent market prices and trading volumes of the Sun Common Stock;
(f) compared the financial, operating and stock price performance of Sun with certain other companies deemed comparable; and (g) reviewed the financial terms, to the extent publicly available, of certain other acquisition transactions deemed comparable. With respect to BSI, Rodman has, among other things: (a) reviewed BSI's financial statements for the fiscal years ended December 31, 1994 and 1995 and for the interim period through September 30, 1996; (b) reviewed certain financial and operating data relating to BSI's business and prospects, including financial forecasts; (c) compared the financial and operating performance of BSI with publicly available information concerning certain other companies deemed comparable; and (d) discussed financial information (both historical and forecast) and the business and prospects of BSI with the management of BSI. Rodman also took into account its assessment of the economic, market and financial conditions generally and within the industry in which Sun and BSI are engaged.

     In rendering the Rodman Opinion, Rodman assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by Sun and BSI or obtained by it from other sources, and Rodman relied upon the representations of the respective managements of Sun and BSI that they are unaware of any information or facts that would make the information provided to Rodman incomplete or misleading. Rodman has not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of Sun or BSI or been furnished with any such appraisals. With respect to the financial forecasts with regard to each of Sun and BSI which Rodman reviewed, Rodman relied on the representations of the respective managements of Sun and BSI that such available forecasts are reasonable and that: (a) as to the respective forecasts, they are unaware of any facts that would make such information incomplete or misleading; and (b) there have been no material adverse developments in the business (financial or otherwise) or prospects of Sun or BSI since September 30, 1996.

     Rodman did not make any recommendations to Sun as to the terms of the Merger. The determination as to the terms of the Merger Agreement was made by the board of directors of Sun pursuant to arms-length negotiations with BSI. Rodman understands that its opinion and presentation to the board of directors of Sun was one of the many factors taken into consideration by the board of directors of Sun in its determination to approve the Merger.

     The following is a summary of all material financial analyses used by Rodman in preparing its oral opinion to the board of directors of Sun on November 13, 1996 and the Rodman Opinion. Rodman utilized substantially the same types of financial analyses in preparing its oral opinion to the board of directors of

Sun as it did in preparing the Rodman Opinion. Utilizing these analyses, Rodman compared the respective ranges of values per share of the Minority Shareholders interest on a stand-along basis, assuming no Merger occurs (the "Stand-alone Interest") and on a Combined Company basis, assuming the Merger occurs (the "Combined Company Interest"). In its analyses, to be conservative, Rodman assumed no benefits or synergies from the proposed Merger which would have increased the combined projected financial results of Sun and BSI and did not account for Sun's declining financial results for the latest twelve months ended September 30, 1996 which would have made it appropriate to apply a discount to Sun's projected 1997 results.

     COMPARATIVE STOCK PRICE PERFORMANCE: As part of its analysis, Rodman reviewed the recent stock market performance of Sun and compared such performance to a group of publicly-traded apparel companies deemed comparable including: Active Apparel Group, Inc., Donnkenny, Inc., Fruit of the Loom, Inc., Garan, Incorporated, Garment Graphics, Inc., Kellwood Company, Oxford Industries, Inc., Russell Corporation and Starter Corporation (the "Apparel Comparables"). Rodman observed that over the period from January 1, 1995 through January 20, 1997, Sun's stock price had declined approximately 50% and traded significantly below an index of the Apparel Comparables and the S&P 500.

     ANALYSIS OF CERTAIN PUBLICLY TRADED COMPANIES: Using publicly available information, Rodman compared selected historical share prices, earnings and operating data and financial ratios for Sun to the corresponding data and ratios of the Apparel Comparables. Such data included the ratio of the market value of common equity, based on closing market prices on January 20, 1997, ("Equity Market Value") plus total debt net of cash and cash equivalents (together with Equity Market Value, "Enterprise Value"), to earnings before interest, taxes, depreciation and amortization ("EBITDA") for each of the Apparel Comparables' latest twelve month period, and the ratio of Enterprise Value to earnings before interest and taxes ("EBIT") for each of the Apparel Comparables' latest twelve month period, as well as the ratio of Equity Market Value to each of the Apparel Comparables' latest twelve month period net income.

     An analysis of the ratio of Enterprise Value to the latest twelve month EBITDA for the Apparel Comparables yielded a range of 4.4x to 29.1x, with a mean ratio of 12.1x. An analysis of Enterprise Value to the latest twelve month EBIT for the Apparel Comparables yielded a range of 5.0x to 30.0x, with a mean ratio of 15.6x. An analysis of the ratio of Equity Market Value to the latest twelve month net income for the Apparel Comparables yielded a range of 4.9x to 62.5x, with a mean ratio of 27.8x. As a result of Sun's negative financial results for EBITDA, EBIT and net income for the latest twelve month period ended September 30, 1996 and the uncertain financial outlook for Sun for the remaining three month period ended December 31, 1996, Rodman did not deem the above analysis of the Apparel Comparables meaningful in arriving at a range of values based on Sun's latest twelve month results.

     In order to arrive at a range of values based on the above analysis of the Apparel Comparables, Rodman calculated a range of values per share based on Sun's projected 1997 results and the combined projected 1997 results of an independent Sun and BSI. Rodman first calculated the ratio of the Apparel Comparables' Equity Market Value divided by their projected 1997 net income, to the Apparel Comparables' Equity Market Value divided by their latest twelve month net income, which ratio was approximately 50%. Rodman then applied this 50% ratio to the average Apparel Comparables' latest twelve month EBIT and EBITDA multiples to arrive at projected 1997 multiples for EBIT and EBITDA of 7.8x and 6.0x, respectively. Rodman applied these multiples, as well as the average Apparel Comparables' projected 1997 ratio of Equity Market Value to projected 1997 net income of 14.5x to Sun's projected 1997 results and the combined projected 1997 results of Sun and BSI, and calculated a range of values for the Stand-alone Interest of $1.29 to $2.52 per share with an average value of $1.93 per share, as compared to, a range of values for the Combined Company Interest of $2.03 to $3.81 per share with an average of $2.71 per share.

     DISCOUNTED CASH FLOW ANALYSIS: Rodman conducted a discounted cash flow analysis for the years ending December 31, 1996 through 2000 for the purpose of valuing the future streams of after-tax cash flows that each of Sun and an independent Sun and BSI combined would produce through December 31, 2000. After-tax cash flows were calculated at the tax-effected EBIT for each of Sun and an independent Sun and BSI combined plus projected depreciation and amortization less projected capital expenditures and projected increases in non-cash working capital. Rodman computed the terminal value of each of Sun and an independent Sun and BSI combined by applying a range of multiples, ranging from 7.5x to 8.5x, to projected EBITDA for each of Sun and an independent Sun and BSI combined in December 31, 2000 and then discounted the terminal values to present values using different discount rates, ranging from 10% to 15%. This discounted cash flow analysis indicated a range of values for the Stand-alone Interest of $1.46 to $2.47 per share with an average of $1.94 per share, as compared to, a range of values for the Combined Company Interest of $2.36 to $4.39 per share with an average of $3.18 per share.

     TRANSACTION ANALYSIS: Rodman reviewed publicly available information on certain merger and acquisition transactions involving companies or entities involved in apparel manufacturing. The transactions which Rodman reviewed were the merger/acquisition of: (i) Munsingwear, Inc. by Supreme International Corporation; (ii) Oak Hill Sportswear by Donnkenny, Inc.; (iii) Beldoch Industries by Donnkenny, Inc.; (iv) Apex One, Inc. by Converse Inc.; (v) M+L International, Inc. by Biscayne Apparel, Inc.; (vi) Apparel Ventures by AVI Holdings; (vii) Nutmeg Industries by V.F. Corporation; (viii) Salem Sportswear Corp. by Fruit of the Loom; (ix) Chorus Line by an investor group; (x) Fenn Wright & Mason by Cygne Designs; and (xi) Flapdoodles by Marisa Christina, Incorporated. Rodman reviewed the consideration paid in such transactions in terms of Equity Value and Total Consideration, as a multiple of latest twelve month EBIT and EBITDA, and Equity Value as a multiple of net income. The average of these multiples was 8.0x, 6.7x and 12.4x, respectively. As a result of Sun's negative financial results for EBITDA, EBIT and net income for the latest twelve month period ended September 30, 1996 and the uncertain financial outlook for Sun for the remaining three month period ended December 31, 1996, Rodman did not deem the above transaction analysis meaningful in arriving at a range of values based on Sun's latest twelve month results.

     In order to arrive at a range of values based on the above transaction analysis, Rodman calculated a range of values per share based on Sun's projected 1997 results and the combined projected 1997 results of an independent Sun and BSI. Rodman applied the above-cited average transaction analysis multiples to Sun's projected 1997 results and the combined projected 1997 results of an independent Sun and BSI and calculated a range of values for the Stand-alone Interest of $1.33 to $2.87 per share with an average value of $1.96 per share, as compared to, a range of values for the Combined Company Interest of $2.27 to $3.25 per share with an average of $2.68 per share.

     Such analyses were prepared solely as part of Rodman's analysis of the fairness, from a financial point of view, of the consideration to be paid to the Minority Shareholders and were provided to Sun's senior management and board of directors in connection with Rodman's oral opinion to the board of directors on November 13, 1996 and the delivery of the Rodman Opinion. The term "fair from a financial point of view" is a standard phrase contained in investment banking fairness opinions and refers to the fact that Rodman's opinion as to the fairness of the consideration to be paid to the Minority Shareholders is addressed solely to the financial attributes of such matters. The analyses were prepared solely for purposes of enabling Rodman to provide its opinion as to the fairness of the consideration to be paid to the Minority Shareholders pursuant to the Merger Agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results which may be significantly more or less favorable than suggested by such analyses.

     The preparation of a fairness opinion is a complex process involving various subjective judgments and determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized above, these analyses must be considered as a whole and selected portions of these analyses and the factors considered by Rodman, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the Rodman Opinion.

SELECTION AND COMPENSATION OF RODMAN & RENSHAW, INC.

     Rodman is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuations of businesses and their securities in connection with mergers and acquisitions, negotiated underwritten secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Rodman has never been involved in any prior transaction with either Sun or BSI. Rodman was retained to provide a fairness opinion in its capacity as an independent financial advisor. Pursuant to a letter agreement dated November 13, 1996, as amended, Sun agreed to pay Rodman a fee of $162,500, payable in cash as follows: (i) $50,000 upon execution of the engagement letter; and (ii) $112,500 upon rendering a fairness opinion. Sun also agreed to reimburse Rodman for expenses not to exceed $20,000, including fees and expenses of its legal counsel incurred by it and to indemnify Rodman for certain liabilities that may arise out of the rendering of its services or opinions.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  GENERAL

     The following is a summary of the opinions of each of Graham & James LLP/Riddell Williams P.S., counsel to Sun, and Porter & Hedges, L.L.P., counsel to BSI, as to certain federal income tax consequences associated with participation in the Merger, particularly with respect to BSI, Sun and the holders of (i) BSI Common Stock, (ii) BSI Preferred Stock, (iii) warrants to acquire BSI Common Stock, (iv) options to acquire BSI Common Stock, and (v) Sun Common Stock (such holders collectively referred to as the "Participants"). Copies of the opinions issued by Graham & James LLP/Riddell Williams P.S. and Porter & Hedges, L.L.P. are included as exhibits to the Registration Statement filed with the Commission of which this Joint Proxy/Prospectus is a part. Participants should be aware that such opinions are not binding on the Internal Revenue Service ("IRS") or the courts, nor are the IRS or the courts precluded from adopting contrary positions. No ruling has been requested from the IRS with respect to any of the opinions and statements set forth herein. Accordingly, there can be no assurance that such opinions and statements will be sustained by the IRS or by a court if challenged by the IRS.

     An opinion of counsel is not binding on the IRS or the courts. Further, the opinion of tax counsel is intended for general information only and is based on, among other things, current law and certain representations as to factual matters made by, among others, BSI and Sun which, if correct in certain material respects, would jeopardize the conclusions reached by counsel in its opinion. Neither Sun nor BSI is currently aware of any facts and circumstances which would cause any such representations made by it to counsel to be untrue or incorrect in any material respect.

     This summary and the opinions of counsel do not discuss all aspects of federal income taxation that may be relevant to a Participant in light of his or her particular circumstances, or to certain types of Participants which are subject to special treatment under federal income tax laws (including dealers in securities, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, S corporations, and foreign corporations and persons who are not citizens or residents of the United States nor does it include persons who hold BSI or Sun capital stock as part of a hedge, straddle, "synthetic security" or other integrated investment). In addition, this summary and the opinions of counsel do not describe any tax consequences under state, local or foreign tax laws.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, IRS rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a Participant.

     This summary also includes a discussion of other matters relating to the Merger that may be relevant to the Participants, but which have not been opined to in the legal opinions of Graham & James LLP/Riddell Williams P.S. and Porter & Hedges, L.L.P.

     THE DISCUSSION SET FORTH BELOW ADDRESSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF GENERAL APPLICATION WHICH ARE EXPECTED TO RESULT FROM THE MERGER. PROSPECTIVE PARTICIPANTS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES THAT MAY BE SPECIFIC TO THEM IN CONNECTION WITH PARTICIPATING IN THE MERGER, AS WELL AS THE APPLICATION TO THEM OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

     SUN. Based on certain factual representations by Sun, BSI, and certain BSI stockholders, as well as certain assumptions set forth in its opinion, Graham & James LLP/Riddell Williams P.S., has rendered the following opinions to Sun as to certain federal income tax consequences of the Merger:

          1. The Merger will qualify as a reorganization under Section 368 of the Code.

          2. No gain or loss will be recognized by any holder of Sun Common Stock as a result of the Merger, except in the case of cash or the Subordinated Note paid to those holders of Sun Common Stock who do not properly elect to retain their shares of Sun Common Stock and thus receive the cash consideration or the Subordinated Note, and except for cash paid to holders of Sun Common Stock who dissent from the Merger or cash paid in lieu of fractional shares.

     The tax consequences of the receipt of a cash payment by Sun Shareholders and the receipt of the Subordinated Note by Seafirst will be determined in accordance with Section 302 of the Code. Under Section 302 of the Code, a redemption of Sun Common Stock pursuant to the Merger will, as a general rule, be treated as a sale or exchange if such redemption (a) is "substantially disproportionate" with respect to the shareholder, (b) results in a "complete redemption" of the shareholder's interest in Sun or (c) is "not essentially equivalent to a dividend" with respect to the shareholder. To the extent such redemption is treated as a sale or exchange under Section 302 of the Code with respect to such shareholder, such shareholder will recognize either capital gain or loss equal to the difference between the cash proceeds allocable to the redemption of such shareholder's Sun Common Stock by Sun and the shareholder's adjusted tax basis in such stock. Such gain or loss generally will be long-term capital gain or loss if the Sun Common Stock is held as a capital asset by the shareholder for more than one year.

     The redemption of a Sun Shareholder's Sun Common Stock will be "substantially disproportionate" with respect to such shareholder if the percentage of stock actually and constructively owned by such shareholder immediately following the Merger is less than 80% of the percentage of Stock actually and constructively owned by such shareholder immediately prior to the Merger. Sun Shareholders should consult their own tax advisors with respect to the application of the "substantially disproportionate " tests to their particular facts and circumstances.

     The redemption of a Sun Shareholder's Sun Common Stock will generally result in a "complete redemption" of such shareholder's interest in Sun if all of the Sun Common Stock actually and constructively owned by the shareholder is redeemed pursuant to the Merger.

     Even if the redemption of a Sun Shareholder's Sun Common Stock fails to satisfy the "substantially disproportionate" test or the "complete redemption" test described above, the redemption of such shareholder's Sun Common Stock may nevertheless satisfy the "not essentially equivalent to a dividend" test if the shareholder's redemption of Sun Common Stock pursuant to the Merger results in a "meaningful reduction" in such shareholder's proportionate stock interest in Sun. Whether the receipt of cash by Sun Shareholders will be considered "not essentially equivalent to a dividend" will depend upon such shareholder's facts and circumstances. Sun Shareholders should consult with their own tax advisors as to the application of this test in their particular situation.

     If a Sun Shareholder cannot satisfy any of the three tests described above and to the extent Sun has sufficient current and/or accumulated earnings and profits, such shareholder will be treated as having received a dividend which will be includable in gross income (and treated as ordinary income) in an amount equal to the cash received (without regard to gain or loss, if any).

     The Merger will have no U.S. federal income tax consequences for Sun Shareholders who retain their Sun Common Stock and receive no cash or the Subordinated Note. Accordingly, a Sun Shareholder will not recognize any gain or loss on any Sun Common Stock retained by such shareholder.

     If the Merger fails to qualify under Section 368 of the Code, the transaction will be treated as a taxable sale of assets and BSI would recognize gain equal to the excess of the fair market value of the Sun capital stock distributed to the BSI Stockholders in the Merger over BSI's basis in the assets transferred to Sun pursuant thereto. Any resulting corporate income tax on such gain would be payable by Sun, as the successor to BSI.

     BACKUP WITHHOLDING. Under the backup withholding rules, a holder of Sun Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends and proceeds of redemption unless such Sun Shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules may be credited against the Sun Shareholder's federal income tax liability. Sun may require holders of Sun Common Stock to establish an exemption from backup withholding or to make arrangements satisfactory to Sun with respect to the payment of backup withholding. A Sun Stockholder who does not provide Sun with his, her or its current taxpayer identification number may be subject to penalties imposed by the IRS.

     BSI. Based on certain factual representations by Sun, BSI, the BSI stockholders, as well as certain assumptions set forth in its opinion, Porter & Hedges, L.L.P. has rendered the following opinions to BSI as to the material federal income tax consequences of the Merger:

          1. The Merger will qualify as a "reorganization" under Section 368(a)(1)(A) of the Code and each of Sun and BSI will constitute a "party to the reorganization" within the meaning of Section 368(b) of the Code;

          2. BSI will not recognize any income, gain or loss as a result of the Merger;

          3. No income, gain or loss will be recognized by any BSI Stockholder as a result of the Merger with respect to the exchange of their BSI Common Stock and/or BSI Preferred Stock for Sun Common Stock and/or Sun Preferred Stock pursuant to the Merger, except in the case of cash paid to dissenters or cash paid in lieu of issuing fractional shares of Sun Common Stock;

          4. The payment of cash to a BSI Stockholder in lieu of a fractional share interest in Sun Common Stock will be treated as if the fractional share interest was distributed as part of the Merger and then redeemed by Sun. Accordingly, the tax consequences of such a cash payment will be determined in accordance with Section 302 of the Code. Unless the redemption is essentially equivalent to a dividend, such a redemption will be treated as a sale or exchange of the fractional share interest under
     Section 302 of the Code and gain or loss (which will constitute capital gain or loss if the related BSI Common Stock was held as a capital asset) will be recognized by the BSI Stockholder measured by the difference between the cash received in lieu of the fractional share and the portion of the BSI Stockholder's tax basis that is allocated to such fractional share.

          5. A redemption of BSI stockholders' fractional share interest in Sun will not be essentially equivalent to a dividend if such stockholder incurs a "meaningful reduction" in his proportionate equity interest in Sun by reason of the redemption. Although the determination of whether there has been a meaningful reduction is a factual matter on which no opinion of counsel has been rendered, generally a redemption of public company shares held by a minority stockholder will be treated as a meaningful reduction where such stockholder's proportionate equity interest in the corporation has been reduced.

          6. The aggregate tax basis of Sun Common Stock and/or Sun Preferred Stock received by a BSI Stockholder in the Merger will be the same as the aggregate tax basis of the BSI Common Stock and/or BSI Preferred Stock exchanged for the Sun Common Stock and/or Sun Preferred Stock (less any portion of such basis allocable to fractional shares of redeemed for cash);

          7. The holding period of Sun Common Stock and/or Sun Preferred Stock (including any fractional shares deemed issued and then redeemed) received by a BSI Stockholder in exchange for BSI Common Stock and/or BSI Preferred Stock pursuant to the Merger will include the holding period of the BSI Common Stock and/or BSI Preferred Stock that was converted into the Sun Common Stock; provided that such BSI Common Stock and/or BSI Preferred Stock was held as a capital asset at the Effective Date of the Merger.

          8. No gain or loss will be recognized by the holders of compensatory options to purchase BSI Common Stock upon the receipt of options to purchase Sun Common Stock due to the conversion of their BSI options.

     We express no opinion regarding the federal income tax consequences of the conversion of BSI warrants into warrants to purchase Sun Common Stock since the present Treasury Regulations take the position that warrants are neither stock nor securities qualifying for tax free treatment. Proposed Treasury Regulations which reverse this position were issued on December 23, 1996. However, such proposals may not become final, and the scheduled effective date is expected to be after the completion of the Merger.

     If the Merger failed to qualify under Section 368(a)(1)(A) of the Code, BSI would recognize gain equal to the excess of the fair market value of the Sun Common Stock distributed to the BSI Stockholders in the Merger over BSI's basis in the assets transferred to Sun pursuant thereto. Any resulting corporate income tax on such gain would be payable by Sun, as the successor to BSI. Further, if the Merger is ultimately determined not to constitute a reorganization under the Code, holders of BSI Common Stock and/or BSI Preferred Stock will recognize gain or loss equal to the difference between such holders basis in his shares exchanged in the Merger and the sum of the fair market values at the Effective Time of the Sun Common Stock and/or the Sun Preferred Stock received by such holder. Such gain or loss will qualify as capital gain or loss, assuming the holder holds the BSI Common Stock or BSI Preferred Stock as a capital asset at the Effective Time of the Merger.

     BACKUP WITHHOLDING. Under the backup withholding rules, a holder of BSI Common Stock or BSI Preferred Stock may be subject to backup withholding at the rate of 31% with respect to dividends and proceeds of redemption unless such BSI Stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be credited against the BSI Stockholder's federal income tax liability. BSI may require holders of BSI Common Stock or BSI Preferred Stock to establish an exemption from backup withholding or to make arrangements satisfactory to BSI with respect to the payment of backup withholding. A BSI Stockholder who does not provide BSI with his, her or its current taxpayer identification number may be subject to penalties imposed by the IRS.

     SUN NET OPERATING LOSSES. As a result of the Merger, the utilization of any net operating loss carryforwards that may be available to Sun may be limited due to occurrence of an "ownership change" under Code Section 382 as a result of the Merger, as well as the application of the consolidated return regulations under Code Section 1502. Such limitations could defer, and possibly eliminate, the potential tax benefit from offsetting such net operating loss carryforwards against future income of Sun, or the Sun consolidated group.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger will be accounted for as a "purchase" by BSI of Sun under GAAP. Accordingly, Sun's results of operations will be included in BSI's consolidated results of operations from and after the Effective Date of the Merger. For purposes of preparing BSI's consolidated financial statements, BSI will establish a new accounting basis for Sun's assets and liabilities based upon the fair values thereof and BSI's purchase price, including the costs of the acquisition. A final determination of required purchase accounting adjustments and of the fair value of the Sun assets and liabilities has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma financial information appearing elsewhere in this Joint Proxy Statement/Prospectus are preliminary and have been made solely for purposes of developing such unaudited pro forma financial information to comply with disclosure requirements of the Commission.

LISTING ON THE NASDAQ/NMS

     Sun Common Stock is currently listed for trading on the Nasdaq/NMS and it is anticipated that Sun will file with the National Association of Securities Dealers, Inc. with respect to the listing on the Nasdaq/NMS of the Sun Common Stock to be issued in connection with the Merger, that may be issued upon conversion of the Sun Preferred Stock to be issued in the Merger and that may be issued upon exercise of warrants and options outstanding as of the Effective Date. The consummation of the Merger is conditioned upon the approval of the listing of such additional shares for trading on the Nasdaq/NMS.

DISSENTERS' RIGHTS

  SUN SHAREHOLDERS.

     THE FOLLOWING SUMMARY OF THE AVAILABILITY OF DISSENTERS' RIGHTS FOR HOLDERS OF SUN COMMON STOCK DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO CHAPTER 23B.13 OF THE WBCA (A COPY OF WHICH IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS).

     Any shareholder contemplating the exercise of dissenters' rights is urged to review the full text of Chapter 23B.13 of the WBCA. The procedures set forth in such Chapter must be followed exactly or dissenters rights may be lost.

     A holder of Sun Common Stock who properly follows the procedures for dissenting and demanding payment for his or her shares pursuant to Chapter 23B.13 (as summarized below) may be entitled to receive in cash the "fair value" of his or her shares in lieu of the consideration provided in the Merger Agreement. The "fair value" of a dissenting shareholder's shares will be the value of such shares immediately prior to the Effective Date, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable. The "fair value" could be more than, equal to or less than the value of the consideration the shareholder would have received pursuant to the Merger Agreement if the shareholder had not dissented. In the event the dissenting shareholder and the corporation cannot agree on the "fair value" of the dissenter's Sun Common Stock, "fair value" may ultimately be determined by a court in an appraisal proceeding.

     To properly exercise dissenters' rights with respect to the Merger and to be entitled to payment under Chapter 23B.13 of the WBCA, a holder of Sun Common Stock must, among other things, (a) prior to the Sun Meeting, deliver to Sun written notice of the shareholder's intent to demand payment for his or her shares if the Merger is effected, (b) not vote his or her shares in favor of the Merger and (c) upon receipt of a dissenter's notice from the Combined Company (as described below), timely deliver a demand for payment, certifying whether the shareholder acquired beneficial ownership before the date of the first announcement to the news media or to shareholders of the terms of the Merger, and timely deposit the shareholder's certificates in accordance with the terms of the dissenter's notice. Thus, any holder of Sun Common Stock who wishes to dissent and who executes and returns a proxy on one of the accompanying forms must specify that such holder's shares are to be voted against the Merger or that the proxy holder should abstain from voting such holder's shares in favor of the Merger. A vote against the Merger, without satisfying the requirement of clause (a) above, is not a proper exercise of dissenter's rights. If the shareholder returns a proxy without voting instructions, or with instructions to vote in favor of the Merger, such holder's shares will automatically be voted in favor of the Merger, and the shareholder will lose any dissenter's rights. Within 10 days after the Effective Date, the Combined Company will send a written dissenter's notice to each holder of Sun Common Stock who satisfied the requirements of clauses (a) and (b) above, indicating where the payment demand must be sent and where and when share certificates must be deposited. Such notice will include, among other things, a form of payment demand that includes the date of the first announcement to the news media or to shareholders of the terms of the Merger and requires the person asserting dissenter's rights to certify whether or not such person acquired beneficial ownership of the shares before that date, and will set the date by which the Combined Company must receive the payment demand, which date may not be less than 30 or more than 60 days after the dissenter's notice is delivered. Shareholders who fail to file timely written intent to demand payment or who vote in favor of the Merger will not be entitled to receive the dissenter's notice and will be bound by the terms of the Merger Agreement. Written objections to the Merger by holders of Sun Common Stock should be addressed to Kevin C. James, Sun Sportswear, Inc., 6520 South 190th Street, Kent, Washington 98032. Such objections must be received by Sun prior to the Sun Meeting.

     A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if (a) the beneficial shareholder submits to Sun the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenter's rights and (b) the beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

     Within 30 days after the later of the Effective Date and the date the payment demand is received, the Combined Company will pay each dissenter who complied with the conditions above the amount that the Combined Company estimates to be the fair value of the shareholder's shares, plus accrued interest. The payment must be accompanied by, among other things, (a) Sun's balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any, and (b) an explanation of how the Combined Company estimated the fair value of the shares and how the interest was calculated. Notwithstanding the foregoing, with respect to shares acquired after the date of the first announcement to the news media or to shareholder's of the terms of the Merger, the Combined Company may elect to withhold payment of the fair value of dissenter's shares plus accrued interest and, in such event, the Combined Company will estimate after the Effective Date the fair value of the shares, plus accrued interest, and will offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand.

     A dissenter may notify the Combined Company in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due and demand payment of the dissenter's estimate, less any payment made, or, with respect to the after-acquired shares for which the Combined Company elected to withhold payment, reject the Combined Company's offer of the fair value determined for such shares and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

          (a) The dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

          (b) The Combined Company fails to make payment within 60 days after the date set for demanding payment; or

          (c) The Merger is not effected, and the Combined Company does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     A dissenter will be deemed to have waived the right to demand payment unless the dissenter notifies the Combined Company of his or her demand in writing within 30 days after the Combined Company makes or offers payment for the dissenter's shares.

     If a demand for payment remains unsettled, the Combined Company will commence a proceeding in the Superior Court of King County, Washington within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the Combined Company does not commence such proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded. The Combined Company will make all dissenters, whether or not residents of Washington State, whose demands remain unsettled, parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. The Combined Company may join as a party to the proceeding any shareholder who claims to be a dissenter but who was not, in the

Combined Company's opinion, complied with the provisions of Chapter 23B.13. If the court determines that such shareholder has not complied with the provisions of Chapter 23B.13, the shareholder shall be dismissed as a party. Each dissenter made a party to the proceeding, who is not dismissed, will be entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the shares, plus interest, exceeds the amount paid by the Combined Company or
(b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the Combined Company elected to withhold payment.

     If Sun does not effect the Merger within 60 days after the date set for demanding payment and depositing share certificates, Sun shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 23B.13 OF THE WBCA FOR PERFECTING DISSENTER'S RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF WASHINGTON LAW, ANY HOLDER OF SUN COMMON STOCK WHO IS CONSIDERING DISSENTING FROM THE MERGER SHOULD CONSULT A LEGAL ADVISOR.

     BSI STOCKHOLDERS.

     THE FOLLOWING SUMMARY OF THE AVAILABILITY OF DISSENTERS' RIGHTS FOR HOLDERS OF BSI COMMON STOCK OR BSI PREFERRED STOCK DOES NOT PURPORT TO BE COMPLETE, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL (A COPY OF WHICH IS ATTACHED HERETO AS APPENDIX D TO THIS JOINT PROXY
STATEMENT/PROSPECTUS).

     Record holders of BSI Common Stock or BSI Preferred Stock are entitled to appraisal rights under Section 262 ("Appraisal Rights") of the DGCL if the Merger is effected. Under the DGCL, record holders of shares of BSI Common Stock or BSI Preferred Stock, if they properly exercise their Appraisal Rights, will be entitled to have their shares of BSI Common Stock or BSI Preferred Stock appraised by the Delaware Court of Chancery and to receive payment of the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. A person having a beneficial interest in shares of stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps required by Section 262 of the DGCL, which are summarized below, properly and in a timely manner to perfect whatever Appraisal Rights the beneficial owner may have.

     Under Section 262 of the DGCL, where a merger is to be submitted for approval at a meeting of stockholders, not less than 20 days prior to the meeting, a constituent corporation in a merger must notify each of the holders of its stock for which Appraisal Rights are available that such Appraisal Rights are available and include in each such notice a copy of Section 262. This Joint Proxy Statement/Prospectus shall constitute such notice to the record holders of BSI Common Stock and BSI Preferred Stock.

     A holder of shares of BSI Common Stock or BSI Preferred Stock wishing to exercise such Appraisal Rights must deliver to BSI, before the vote on the Merger Agreement at the BSI Meeting, a written demand for appraisal of his shares of BSI Common Stock or BSI Preferred Stock. Such written demand will be sufficient if it reasonably informs BSI of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. BSI stockholders electing to exercise their Appraisal Rights must satisfy all of the conditions of Section 262. One such condition is that the stockholder must not vote for approval of the Merger. While the stockholder may vote against the Merger, such a proxy or vote against the Merger does not constitute a demand for Appraisal Rights. If a BSI stockholder returns a signed proxy but does not specify a vote against approval of the Merger or a direction to abstain, the proxy will be voted for approval of the Merger, which will have the effect of waiving that stockholder's Appraisal Rights.

     A holder of shares of BSI Common Stock or BSI Preferred Stock wishing to exercise Appraisal Rights must hold of record such shares on the date the written demand for appraisal is made and must hold such shares continuously from the date such demand is made through the Effective Date. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as his name appears on his stock certificate(s). If the shares of BSI Common Stock or BSI Preferred Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of such fiduciaries and all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, such demand must be accompanied by proper evidence that the agent is agent for such owner or owners. Where no number of shares of BSI Common Stock or BSI Preferred Stock is expressly mentioned, the demand will be presumed to cover all shares of BSI Common Stock or BSI Preferred Stock held in the name of the record owner.

     All written demands for appraisal should be sent or delivered to F. Clayton Chambers, Secretary, BSI Holdings, Inc., 3860 Virginia Ave., Cincinnati, Ohio 45227 so as to be received prior to the date of the BSI Special Meeting.

     Within ten days after the Effective Date, the Combined Company must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of Section 262 and who is entitled to Appraisal Rights under Section 262. Within 120 days after the Effective Time, but not thereafter, the Combined Company, or any holder of shares of BSI Common Stock or BSI Preferred Stock who has complied with the foregoing procedures and who is entitled to Appraisal Rights, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such shares. The Combined Company is not under any obligation, and has no present intention, to file such a petition with respect to the appraisal of the fair value of the shares of BSI Common Stock or BSI Preferred Stock. Accordingly, it is the obligation of the BSI Stockholder to initiate all necessary action to perfect his Appraisal Rights within the time prescribed in Section 262. Upon the filing of such petition by a stockholder, the stockholder shall cause a copy of the petition to be served on the Combined Company. A holder of shares of BSI Common Stock or BSI Preferred Stock will fail to perfect, or effectively lose, his Appraisal Rights if no such petition for appraisal of shares of BSI Common Stock or BSI Preferred Stock is filed within 120 days after the Effective Date.

     Within 120 days after the Effective Date, any holder of shares of BSI Common Stock or BSI Preferred Stock who has complied with the requirements for exercise of Appraisal Rights will be entitled, upon written request, to receive from the Combined Company a statement setting forth the aggregate number of shares of each of BSI Common Stock and BSI Preferred Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statements must be mailed within ten days after a written request therefore has been received by the Combined Company or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the holders of shares of BSI Common Stock and/or BSI Preferred Stock entitled to Appraisal Rights and will appraise the "fair value" of the shares of BSI Common Stock and/or BSI Preferred Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders of shares of BSI Common Stock or BSI Preferred Stock considering seeking appraisal should be aware that the fair value of their shares of BSI Common Stock or BSI Preferred Stock as determined under Section 262 could be more than, the same as or less than the value of the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares of BSI Common Stock or BSI Preferred Stock.

     The costs of the appraisal action may be determined by the court and taxed upon the parties as the court deems equitable. The court may also order that all or a portion of the expenses incurred by any holder of shares of BSI Common Stock or BSI Preferred Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of BSI Common Stock or BSI Preferred Stock entitled to appraisal.

     Any holder of shares of BSI Common Stock or BSI Preferred Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the shares of

BSI Common Stock or BSI Preferred Stock subject to such demand for any purpose, or be entitled to the payment of dividends or other distributions on those shares.

     If any holder of shares of BSI Common Stock or BSI Preferred Stock who demands appraisal of his shares under Section 262 fails to perfect, or effectively withdraws or loses, his Appraisal Rights, the shares of BSI Common Stock or BSI Preferred Stock of such stockholder will be converted in accordance with the Merger Agreement. A holder may withdraw his demand for appraisal by delivering to BSI (or the Combined Company if after the Effective Date) a written withdrawal of such holder's demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Date will require the written approval of the Combined Company. Notwithstanding this right to withdraw, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of such court.

     In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF DELAWARE LAW, ANY HOLDER OF BSI COMMON STOCK OR BSI PREFERRED STOCK WHO IS CONSIDERING DISSENTING FROM THE MERGER SHOULD CONSULT A LEGAL ADVISOR.

CONFLICTS OF INTEREST

     MANAGEMENT/DIRECTOR OPTIONS AND WARRANTS. On the Effective Date, management and director options to purchase an aggregate of 60,000 shares of BSI Common Stock will be converted into options to purchase approximately 2,274,735 shares of Sun Common Stock based on the conversion rate under the Merger. Of the options to be converted, Messrs. Randall B. Hale, Nolan Lehmann, Michael S. Chadwick, J. Ford Taylor, F. Clayton Chambers and Alan Elenson own options to purchase 2,000, 1,250, 1,250, 16,789, 3,288 and 1,498 shares of BSI Common
Stock, respectively, which options will be converted into options to purchase approximately 75,824, 47,390, 47,390, 636,509, 124,655 and 56,792 shares of Sun
Common Stock, respectively. Each of the foregoing persons currently serve as directors or executive officers of BSI and will serve, as of the Effective Date, in similar positions for the Combined Company. See "-- Management After the Merger." In addition, Michael S. Chadwick is senior vice president and a managing director of Sanders Morris Mundy, which has received $100,000 in fees under the terms of a financial advisory agreement, and will receive an additional $160,000 as a success fee resulting from the consummation of the Merger. See "Certain Transactions and Relationships."

     In addition, warrants to purchase 43,937 shares of BSI Common will be converted into warrants to purchase approximately 1,665,751 shares of Sun Common Stock based on the conversion rate under the Merger. Messrs. Taylor and Elenson, Equus II, and Sanders Morris Mundy beneficially own warrants to purchase 1,484, 29,175, 3,991 and 2,660 shares of BSI Common Stock, respectively, which will convert into warrants to purchase approximately 56,261, 1,106,090, 151,308 and 100,847 shares of Sun Common Stock, respectively. Messrs. Hale and Lehmann serve as executive officers and directors of Equus II and will serve, as of the Effective Date, as directors of the Combined Company. Michael S. Chadwick is senior vice president and a managing director of Sanders Morris Mundy, which has received certain fees under the terms of a financial advisory agreement with Brazos, and will receive an additional success fee as a result of consummation of the Merger as discussed above. In addition, Mr. Chadwick will serve, as of Effective Date, as a director of the Combined Company. An additional 36,000 BSI warrants will be issued to Equus II, persons affiliated with Sanders Morris Mundy, (including Michael S. Chadwick) and certain members of management in connection with an equity investment of $2 million required under the Merger Agreement, which warrants will convert into warrants to purchase approximately 1,364,841 shares of Sun Common Stock. See " -- The Merger Agreement -- Terms of the Merger Agreement -- Conditions of the Merger."

     BSI CAPITAL STOCK OWNERSHIP. Pursuant to the Merger, Equus II, Michael S. Chadwick, F. Clayton Chambers and J. Ford Taylor will convert 284,909, 27,226.5, 26,561 and 11,585 shares, respectively, of BSI

Common Stock into approximately 10,801,542, 1,032,218, 1,006,987 and 439,213 shares, respectively, of Sun Common Stock based on the same conversion rate for all other holders of BSI Common Stock provided under the Merger. In addition, Equus II, Sanders Morris Mundy, Michael S. Chadwick, F. Clayton Chambers, and J. Ford Taylor own a significant portion of BSI's Series B-1, B-2 and B-3 Preferred Stock which will be converted into a substantially similar series of Sun Convertible Preferred Stock pursuant to the Merger. Each share of Sun Convertible Preferred Stock will be convertible into .4545 of a share of Sun Common Stock, subject to adjustment, and if all shares of Sun Convertible Preferred Stock are immediately converted into Sun Common Stock such shares would represent 13.2% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options.

     SEAFIRST. On the Effective Date of the Merger, 1,834,676 shares of Sun Common Stock held by Seafirst (representing 48.3% of all such shares held by Seafirst) will be converted into the right to receive $2.20 per share in consideration, payable in part by the issuance of the Subordinated Note by Brazos. To the extent the other Sun Shareholders elect to retain Sun Common Stock in the Merger, for each share so retained, Seafirst will have an additional share of its Sun Common Stock outstanding immediately prior to the Effective Date converted into $2.20 in cash. The Subordinated Note is due upon consummation of a qualifying public offering, and if the Subordinated Note is not so repaid or is not paid in full at maturity, the principal amount is convertible into Sun Common Stock at the option of Seafirst at $2.20 per share. Seafirst shall have the right to one demand registration right with respect to any shares obtained upon a conversion. See "The Merger Agreement -- Manner and Basis of Converting Shares -- Conversion of Sun Common Stock."

     Further, Sun has agreed that to the extent that the Combined Company grants after the Effective Date any additional "piggyback" registration rights to former BSI stockholders that Seafirst shall be granted pro rata rights with respect to its shares of Sun Common Stock not converted in the Merger.

     INDEMNIFICATION. The Merger Agreement provides that the Combined Company will indemnify each person who is then, or has been or who becomes after the Effective Date a director, officer, or employee of either BSI or Sun (or any subsidiary thereof) from all losses, expenses or liabilities arising out of acts or omissions occurring at or prior to the Effective Date, that are based at least in part on such director, officer or employee status or that relate to the transactions contemplated by the Merger Agreement. The Combined Company has also agreed to maintain for a period of four years the policies of directors' and officers' liability insurance maintained by Sun as of the Effective Date (or substitute similar policies), but only to the extent such policies do not exceed an annual cost of $50,000. See "The Merger Agreement -- Terms of the Merger Agreement -- Indemnification of Directors and Officers."

     SEVERANCE ARRANGEMENTS. William S. Wiley, the current chairman of the board of Sun, will resign such position as of the Effective Date and will receive a severance payment of $100,000. Kevin C. James, the current senior vice president and secretary of Sun, will resign such positions as of the Effective Date and has received a severance payment of $30,000. L. Kaye Counts, the executive vice president and chief operating officer of Sun, will resign such positions in April 1997, and will receive a severance payment of $50,000.

                              THE MERGER AGREEMENT

     THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT, A COPY OF WHICH IS INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX A. THE FOLLOWING DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT.

EFFECTIVE DATE OF THE MERGER

     The Merger Agreement provides that the Merger will become effective at the time stated in the articles or certificate of merger filed with the Secretary of State of the State of Washington and the Secretary of State of the State of Delaware with respect to the Merger. It is anticipated that, if the Merger and Merger Agreement are approved and adopted by the stockholders of Sun and BSI and all of the other conditions to the Merger have been satisfied or waived, the Effective Date will occur as soon as practicable after the Sun Meeting and BSI Meeting.

MANNER AND BASIS OF CONVERTING SHARES

     CONVERSION OF BSI CAPITAL STOCK. On the Effective Date, each share of outstanding BSI Common Stock will automatically be converted into the right to receive 37.912252 fully paid and nonassessable shares of Sun Common Stock. As a result of the conversion, the former holders of BSI Common Stock will own approximately 88% of the outstanding Sun Common Stock as of the Effective Date, assuming conversion of all outstanding BSI and Sun warrants and options but not the conversion of the Sun Convertible Preferred Stock. On the Effective Date, each share of outstanding BSI Preferred Stock will automatically be converted into one fully paid and nonassessable share of Sun Preferred Stock of the comparable series. The Sun Preferred Stock issued will have rights, preferences and limitations which are substantially the same as those of the BSI Preferred Stock so converted. After the Merger, the former holders of BSI Preferred Stock will own 100% of the Sun Preferred Stock outstanding as of the Effective Date. If the Sun Convertible Preferred Stock is immediately converted into Sun Common Stock, the former holders of BSI Capital Stock would own 89.6% of the outstanding Sun Common Stock as of the Effective Date, assuming conversion of all outstanding BSI and Sun warrants and options. As soon as practicable after the Effective Date, Sun will cause the Exchange Agent to mail to each record holder of BSI Common Stock and BSI Preferred Stock a letter of transmittal and other information advising such holder of the consummation of the Merger and for use in exchanging certificates representing BSI Common Stock and BSI Preferred Stock for Sun Common Stock and Sun Preferred Stock, respectively. After the Effective Date, there will be no further registration of transfers on the stock transfer books of BSI with respect to BSI capital stock outstanding prior to the Effective Date. BSI STOCK CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE BY BSI STOCKHOLDERS PRIOR TO THE EFFECTIVE DATE AND THE RECEIPT OF A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

     No fractional shares of Sun Common Stock will be issued in the Merger, and in lieu thereof, Sun will make cash payments attributable to such fractional share based on the lesser of $2.20 per share or the closing price per share for the Sun Common Stock on the Nasdaq/NMS on the last trading day before the Effective Date. Until such time as a holder of BSI Common Stock or BSI Preferred Stock surrenders his outstanding certificate to the Exchange Agent, together with a letter of transmittal, such certificate shall be deemed from and after the Effective Date to represent the right to receive a certificate representing Sun Shares to be issued in exchange therefor.

     In addition, on the Effective Date, each of the then outstanding options or warrants to purchase shares of BSI Common Stock will automatically be converted into an option or warrant, as the case may be, to purchase that number of shares of Sun Common Stock determined by multiplying the number of shares of BSI Common Stock subject to such converted option or warrant by the same share conversion rate set forth above for the BSI Common Stock. The exercise price per share of such option or warrant to purchase Sun Common Stock will be adjusted to take into account the conversion rate, otherwise the term, exerciseability, vesting schedule and other terms and conditions of such option or warrant will be the same as the options or warrants so converted. If the foregoing calculation results in the option or warrant being exercisable for a fractional share of Sun Common Stock, then the number of shares covered by such option or warrant will be rounded down to the nearest whole share, and the aggregate exercise price thereof will be reduced by the exercise price attributable to such fractional share. All shares of Sun Common Stock to be issued upon exercise of any option which was formerly a BSI employee stock option is to be registered on an effective Form S-8 registration statement filed with the Commission.

     CONVERSION OF SUN COMMON STOCK. On the Effective Date, each holder of shares of Sun Common Stock outstanding immediately prior to the Effective Date (other than Seafirst, Sun Shareholders properly exercising dissenters' rights and Sun Shareholders making a Non-Cash Election) will have 50% of the shares held by such holder converted into the right to receive $2.20 in cash for each share of Sun Common Stock so converted and will retain the remaining 50% of such shares. If none of such Sun Shareholders elect to retain all of their respective shares of Sun Common Stock, they will own in the aggregate 4.7% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Preferred Stock. In the alternative, if all such holders elect to retain all of their respective shares of Sun Common Stock, they will own in the aggregate approximately 8.3% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Preferred Stock.

     NON-CASH ELECTION. Holders of Sun Common Stock as of the record date for the Sun Meeting (other than Seafirst) will be entitled to make an irrevocable Non-Cash Election on or prior to the Election Date to retain all shares of Sun Common Stock held by them as of such record date and not have 50% of such shares converted into the Cash Consideration.

     NON-CASH ELECTION PROCEDURE. The form for making a Non-Cash Election (the "Form of Election") is being mailed to holders of record of Sun Common Stock (other than Seafirst) together with this Joint Proxy Statement/Prospectus. FOR A FORM OF ELECTION TO BE EFFECTIVE, HOLDERS OF SUN COMMON STOCK MUST PROPERLY COMPLETE SUCH FORM OF ELECTION, AND SUCH FORM OF ELECTION, TOGETHER WITH ALL CERTIFICATES FOR SHARES OF SUN COMMON STOCK HELD BY SUCH HOLDER AS OF THE RECORD DATE, DULY ENDORSED IN BLANK OR OTHERWISE IN FORM ACCEPTABLE FOR TRANSFER ON THE BOOKS OF SUN (OR BY APPROPRIATE GUARANTEE OF DELIVERY AS SET FORTH IN SUCH FORM OF ELECTION), MUST BE RECEIVED BY U.S. STOCK TRANSFER CORPORATION (THE
"EXCHANGE AGENT") AT THE ADDRESS LISTED ON THE FORM OF ELECTION, BY 5:00 P.M., EASTERN TIME, ON THE SECOND BUSINESS DAY PRECEDING THE SUN MEETING.

     The determination of the Exchange Agent as to whether or not a Non-Cash Election has been properly made, and when such election was received, will be binding.

     After the Effective Date, the Exchange Agent will deliver to Sun Shareholders, who have made a Non-Cash Election, in accordance with the provisions set forth in the Form of Election, certificates representing the common stock of the Combined Company (which will be renamed Brazos Sportswear, Inc.) or, if the Reincorporation is approved, certificates representing shares of Brazos Delaware.

     If the Merger Agreement is not approved, or if the Effective Date is delayed beyond June 30, 1997, certificates representing Sun Common Stock will be returned in accordance with the instructions given in the Form of Election.

     CONVERSION; PROCEDURES FOR EXCHANGE OF CERTIFICATES. The conversion of shares of Sun Common Stock (other than Seafirst Shares, as to which dissenters' rights are properly exercised and shares as to which a Non-Cash Election has been made) into the right to receive the Cash Consideration will occur at the Effective Date. As soon as practicable after the Effective Date of the Merger, the Exchange Agent will send a letter of transmittal to each holder of Sun Common Stock (other than Seafirst, holders of Sun Common Stock making a Non-Cash Election who have properly submitted Forms of Election and share certificates to the Exchange Agent, and Sun Shareholders who have exercised dissenters' rights). The letter of transmittal will contain instructions with respect to the surrender of certificates representing shares of Sun Common Stock to be exchanged for Cash Consideration, the amount of cash in lieu of any resulting fractional interest in a share of Sun Common Stock and the balance certificate.

     EXCEPT FOR SUN COMMON STOCK CERTIFICATES SURRENDERED WITH A FORM OF ELECTION AS DESCRIBED ABOVE UNDER " -- NON-CASH ELECTION PROCEDURE," SHAREHOLDERS OF SUN SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL.

     As soon as practicable after the Effective Date of the Merger, each holder of an outstanding certificate or certificates at such time which prior thereto represented shares of Sun Common Stock shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent, be entitled to the amount of cash into which the number of shares of Sun Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Merger Agreement and a certificate or certificates representing the number of full shares of Sun Common Stock to be retained by the holder thereof pursuant to the Merger Agreement. The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Date, there will be no further transfer on the records of Sun or its transfer agent of certificates representing shares of Sun Common Stock which have been converted, in whole or in part, pursuant to the Merger Agreement. Until surrendered as contemplated by the Merger Agreement, each certificate for shares of Sun Common Stock will be deemed at any time after the Effective Date of the Merger to represent only the right to receive upon such surrender the consideration contemplated by the Merger Agreement. No interest will be paid or will accrue on any cash payable as consideration in the Merger or in lieu of any fractional shares of retained Sun Common Stock.

     CONVERSION OF SEAFIRST SHARES. On the Effective Date, except as provided below, 1,834,676 shares of Sun Common Stock held by Seafirst immediately prior to the Effective Date (representing 48.3% of Seafirst Shares) will be converted into the right to receive $2.20 per share in consideration, payable $1.3824 in cash and $.8176 through the issuance of the Subordinated Note by Brazos. However, to the extent the other Sun Shareholders elect to retain Sun Common Stock, for each share so retained, Seafirst will have an additional share of its Sun Common Stock converted into $2.20 in cash per share. The actual number of shares of Sun Common Stock held by Seafirst which will be converted will be determined immediately following the other Sun Shareholders' election deadline. The Subordinated Note to be issued to Seafirst, with an original principal balance of $1,500,000, provides for quarterly interest payments at the rate of 10% per annum the first year, 10.5% per annum the second year and 11% per annum the third year, with the full principal balance plus all accrued and unpaid interest due and payable on the third anniversary date of issuance. The Subordinated Note (i) provides for board visitation rights, (ii) is fully due and payable on the consummation of a qualifying public offering of securities and (iii) if the Subordinated Note is not paid in full at maturity, is convertible into Sun Common Stock at the option of the holder at $2.20 per share based on the remaining principal balance, with the holder entitled to one demand registration right (at the expense of the Combined Company) with respect to such converted shares.

     Upon completion of all conversions of shares of Sun Common Stock (including those held by Seafirst), (i) 48.9% of all shares of Sun Common Stock outstanding immediately prior to the Effective Date will have been converted into $6,179,637, all of which is payable in cash, except for the $1,500,000 represented by the Subordinated Note to be issued to Seafirst, and (ii) approximately 51.1% of all Sun Common Stock outstanding immediately prior to the Effective Date will remain outstanding.

     FRACTIONAL SHARES. No fractional shares of Sun Common Stock will be issued upon conversion of Sun Common Stock by the Sun shareholders, but in lieu thereof, Sun will make a cash payment attributable to such fractional share based on the lesser of $2.20 per share or the closing price per share of the Sun Common Stock on the Nasdaq/NMS on the last trading day prior to the Effective Date. Upon surrender of each certificate representing shares of Sun Common Stock held by the Sun Shareholders, the Exchange Agent shall pay to such shareholder the appropriate cash payment, without interest, for the shares converted (plus cash in lieu of fractional shares) and issue a balance certificate for whole number of shares of Sun Common Stock which were not converted, and Brazos will issue to Seafirst the Subordinated Note.

MANAGEMENT AFTER THE MERGER

     On the Effective Date, the persons named in the Merger Agreement will constitute the board of directors of the Combined Company and will hold office until their successors are elected and qualified. Randall B. Hale, Nolan Lehmann, Michael S. Chadwick, J. Ford Taylor, Alan Elenson and F. Clayton Chambers will serve as such directors, all of whom are currently directors or executive officers of BSI.

     On the Effective Date, it is anticipated that Randall B. Hale will become the Combined Company's chairman of the board, J. Ford Taylor will become its president and chief executive officer and F. Clayton Chambers will become its vice president, chief financial officer and secretary, all of whom currently hold the same office or offices with BSI. William S. Wiley resigned from the positions of president and chief executive officer of Sun in January 1997, and will continue as chairman of the board until the Effective Date. Kevin C. James, senior vice president and secretary, of Sun, will resign from such offices as of the Effective Date. Sandra L. Teufel, senior vice president-sales and marketing of Sun, resigned December 1996, and L. Kaye Counts, executive vice president and chief operating officer of Sun, will resign from such offices in April 1997. In view of the short period of time until the anticipated Effective Date, the Sun board has determined not to fill the positions of president and chief executive officer. In the interim, the board has formed a committee of the board consisting of Larry C. Mounger, Paul R. Rollins, Jr., James A. Walsh and William
S. Wiley. Until the Effective Date, this committee intends to meet at least weekly to review the operations of Sun. After the consummation of the Merger, the Combined Company's headquarters will be located at 3860 Virginia Avenue, Cincinnati, Ohio 45527, the current headquarters of BSI.

     See "Business of BSI -- Executive Officers and Directors of BSI."

TERMS OF THE MERGER AGREEMENT

     REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, Sun and BSI each made various customary representations and warranties as to, among other things, their respective corporate organization and compliance with law, their respective capitalization, the authority and validity of the Merger Agreement, their respective businesses and financial condition, required approvals or conflicts, financial statements, litigation, employee benefit matters, tax matters and environmental matters. The representations and warranties of each of Sun and BSI will expire upon consummation of the Merger.

     CONDUCT OF BUSINESS PRIOR TO MERGER. Under the Merger Agreement and subject to the discussion below as to Sun, each of Sun and BSI has agreed for the period commencing November 13, 1996, and ending on the Effective Date to:
(i) operate its business in the ordinary course; (ii) maintain all of its material properties and assets in customary repair, order and condition, reasonable wear and use and damage by fire or unavoidable casualty excepted;
(iii) maintain its books of account and records in the ordinary course, in accordance with GAAP applied on a consistent basis; (iv) comply in all material respects with all laws applicable to it, (v) allow the other party and its authorized representatives to inspect the records and consult with its officers, employees, attorneys and agents for the purpose of determining the accuracy of representations and warranties made in the Merger Agreement and the covenants contained therein and to keep such information confidential; (vi) not enter into any contracts of employment which cannot be terminated on 14 days notice or less or which provides severance payments after termination except as may be required by law; (vii) not incur any borrowings, except refinancing or additional borrowings under its existing credit facilities, prepayments by customers, or borrowings in the ordinary course; (viii) not enter into any commitment for capital expenditures exceeding $500,000 in the aggregate except as is necessary to maintain existing facilities, machinery or equipment or as may be required by law; (ix) not sell or encumber any assets except in the ordinary course; (x) maintain insurance on all of its properties in such amounts as is customary for the business but not less than that presently carried by such party; (xi) not amend its organizational documents or merge or consolidate with or into any corporation, except as contemplated by the Merger Agreement, or change in any manner the rights of its capital stock or character of its business; (xii) not issue or sell or enter into any contract to issue or sell any shares of its capital stock or subdivide or reclassify its capital stock or acquire or agree to acquire any shares of its capital stock, except as contemplated by the Merger Agreement or with respect to currently outstanding warrants and options; (xiii) not declare or pay any dividends on shares of its capital stock or make any other distribution to its stockholders; and (xiv) notify the other party of any material adverse effect on such party; (xv) obtain any required governmental approvals and make all necessary statutory filings; and (xvi) deliver to the other party a disclosure schedule certified to by its chief financial officer.

     In addition, Sun agrees to use its best efforts to cause, as of the Effective Date, the listing of the shares of Sun Common Stock to be issued pursuant to the Merger on the Nasdaq/NMS. Sun further agrees to implement in all material respects the business plan provided by BSI with respect to Sun's operations pending the Effective Date.

     BSI's business plan for Sun consists of three primary objectives:
     _____(i)__Reduce operating expenses and improve operating efficiencies through the elimination of redundant positions and a realignment of Sun's employee base with BSI's expectation for Sun's sales and operating levels; _____(ii)__Reduce inventory levels and the number of inventory types and styles to levels commensurate with BSI's expectation for Sun's sales levels. It is expected that the reduction in inventory levels will be accomplished partially through the sale of inventory during "off season" periods at substantially reduced margins and, at times, below original purchase cost; and
     _____(iii)__Begin integration of Sun's sales, marketing and licensing activities with those of BSI in an effort to maximize the sales and operating profit of Sun's products.

     However, Sun is not obligated to implement any particular provision of such business plan if the Sun board of directors determines that such action, based on more recent data, is inconsistent with the objectives of the plan or the best interests of Sun and its shareholders. Prior to the Effective Date, Sun is to provide to BSI reports on the first and fifteenth day of each month regarding the status and results of the implementation of the business plan. BSI is permitted, based on such reports, to provide to Sun additional recommendations regarding its operations, which Sun has agreed to implement provided such recommendations are consistent with the Plan and in the best interests of Sun and its shareholders. Failure by Sun to implement such business plan or the additional recommendations pursuant to the foregoing, results in BSI having the right to terminate the Merger Agreement and entitles BSI to reimbursement of certain out-of-pocket costs relating to the agreement. See " -- Termination."
In the event the Merger is not consummated, Sun has agreed to indemnify BSI and its representatives from and against any claims and liabilities relating to the business plan or the additional recommendations.

     CONDITIONS TO THE MERGER. The obligation of Sun and BSI to consummate the Merger Agreement is subject to the satisfaction of certain conditions or the waiver thereof, including (i) representations and warranties of the respective parties must be true as of the Effective Date, except with respect to transactions contemplated under the Merger Agreement or failures which would not have a material adverse effect as to such party, and the parties have complied in all material respects with their respective covenants set forth in the Merger Agreement; (ii) no injunction or order shall be in effect which prevents the consummation of the Merger; (iii) the receipt of opinions of counsel covering such matters customarily covered in opinions delivered in transactions of the type contemplated by the Merger Agreement, including tax opinions; (iv) the Merger Agreement and the related transactions (but not the Reincorporation) must have been approved by the requisite stockholders of the parties on or before the Effective Date; (v) all waiting periods required by the HSR Act must have expired with respect to the transactions contemplated by the Merger Agreement, or early termination thereof must have been obtained, without the imposition of any governmental request or order requiring the sale or disposition or holding separate particular assets or businesses of the parties, which early termination was granted to both Sun and BSI effective December 18, 1996; (vi) the Nasdaq / NMS must have agreed that on the Effective Date, it will list all the shares of the Sun Common Stock to be issued in connection with the Merger and Sun Common Stock issued upon conversion of Sun Preferred Stock to be issued in the Merger;
(vii) the holders of any material indebtedness of Sun or BSI and the parties to any other material agreement to which either Sun or BSI is a party must have consented to the Merger; (viii) all directors and officers of Sun must have provided written resignations to Sun with respect to such positions; (ix) holders of not more than 1% of the issued and outstanding shares of Sun Common Stock immediately prior to the Effective Date, and holders of not more than 1% of the BSI Common Stock and the BSI Preferred Stock, shall have delivered written demand for appraisals of such shares in the manner provided in the WBCA and the DGCL, respectively; (x) this Joint Proxy Statement/Prospectus shall be effective and no stop orders suspending the effectiveness have been issued; (xi) BSI must have obtained debt financing in an amount sufficient in its reasonable judgment for the consummation of the Merger;
(xii) Seafirst must have executed a 180 day "lock-up" agreement as to its shares of Sun Common Stock held at the Effective Date; (xiii) Sun must have received a favorable opinion from Rodman & Renshaw, Inc. as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Sun Common Stock (other than Seafirst); (xiv) BSI must have obtained an equity investment of not less than $2,000,000, which investment is expected to result in the issuance of the BSI Series B-3 Preferred Stock; and (xv) the parties shall have provided to the other party such additional resolutions and certificates as may be reasonably required in connection with the consummation of the Merger.

     SOLICITATION OF THIRD PARTY OFFERS. The Merger Agreement provides that neither Sun nor BSI will, directly or indirectly, initiate, solicit, negotiate, encourage, take any action or provide confidential information to facilitate any proposal or offer to acquire any substantial portion of the assets of Sun or BSI (or any of their material subsidiaries) or any substantial equity interest in Sun or BSI (or any of their material subsidiaries), whether by merger or other combination, purchase of assets, tender or exchange offer or otherwise (a "Takeover Proposal"). Notwithstanding the foregoing, the Merger Agreement does not prevent either Sun or BSI from participating in discussions and negotiations and furnishing information to any person in connection with any unsolicited Takeover Proposal (unless the approval of the Merger has been obtained from both the stockholders of Sun and BSI), provided that the board of directors of such party is advised in a written opinion of outside counsel that such action is required by its fiduciary duties under applicable law. Each of Sun and BSI is to notify the other party in writing of any such Takeover Proposal within 24 hours of its receipt and keep the other party informed of the status and details of such Takeover Proposal, and it must give the other party five days advance written notice of any agreement to be entered into with or any information to be supplied to any person making such a Takeover Proposal.

     TERMINATION. The Merger Agreement may be terminated by the mutual consent of Sun or BSI or by either party if any of the conditions required for either party's respective obligations have not been met prior to the Effective Date (subject to notice and opportunity-to-cure provisions). Either party may (provided such party is not otherwise in default) terminate the Merger Agreement if the Effective Date of the Merger shall not have occurred on or before April 30, 1997, provided, that such date will be extended for up to 60 days in order to satisfy requirements of the Commission, obtain clearance under the HSR Act or obtain relief from any order prohibiting consummation of the Merger. BSI may terminate the Merger Agreement if Sun fails to implement, in accordance with the Merger Agreement, the business plan or additional recommendations provided by BSI regarding Sun's operations pending the Effective Date. See " -- Conduct of Business Prior to Merger." Upon two days' prior notice to the other party, either Sun or BSI may terminate if such party receives a third party offer to merge, acquire a material portion of its assets or to engage in some other business combination that its board of directors determines in good faith that the fiduciary obligations of such directors under applicable law require that such offer be accepted; provided, that (i) prior to any such termination, such party must cause its financial and legal advisors to negotiate with the other party to make such adjustments in the terms and conditions of the Merger Agreement as would enable the transaction as contemplated to proceed, and (ii) the board of directors of such party receives a written opinion of outside counsel that the proper exercise of its applicable fiduciary duties, notwithstanding any proposed adjustments to be made under clause (i) above, would require the directors to reconsider its commitment under the Merger Agreement as a result of such third party offer.

     If the Merger Agreement is terminated, all expenses will be paid by the party incurring them, provided, that (i) if either party terminates the agreement as a result of the breach of the other party, such breaching party will pay all the other party's documented costs and expenses (including legal accounting and financial advisory fees and expenses) incurred in connection with the Merger Agreement, and provided further, if Sun is the terminating party, BSI will reimburse Sun for 50% of the filing fees and printing costs associated with this Joint Proxy Statement/Prospectus, (ii) if either party terminates the Merger Agreement pursuant to the third party offer described in the preceding paragraph, the terminating party shall pay the other party a liquidated damage amount of $750,000 which will constitute full payment of such party's fees and expenses, and (iii) if BSI terminates this Agreement because of its failure to obtain debt financing for consummation of the Merger, BSI shall pay Sun's documented costs and expenses (including legal, accounting and advisory fees and expenses). In addition, if BSI terminates the Merger Agreement due to the issuance by any court of competent jurisdiction of a restraining order which prohibits the consummation of the Merger, Sun will issue to BSI, a warrant to purchase 1,500,000 shares of Sun Common Stock at an exercise price per share equal to the average closing price per share for the 20 trading days immediately prior to issuance. This warrant will be exercisable for a period of ten years, contain customary anti-dilution protection and provide for adjustments in the event Sun issues any shares of Sun Common Stock at less than the exercise price, subject to customary exceptions.

     INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Merger Agreement provides that the Combined Company will indemnify each person who is then, or has been, or who becomes after the Effective Date a director, officer or employee of either Sun or BSI (or any subsidiary thereof) from all losses, expenses (including reasonable attorneys' fees and expenses) or liabilities, arising out of acts or omissions occurring at or prior to the Effective Date, that are based in whole or in part on such director, officer or employee status or relating to transactions contemplated by the Merger Agreement. In addition, for a period of four years after the Effective Date, the Combined Company will cause to be maintained in effect, the policies of directors' and officers' liability insurance maintained by Sun for the benefit of the persons covered by such policies at the Effective Date (or in lieu thereof may substitute its own policies of equal coverage), but only to the extent that such insurance can be maintained at an annual cost of $50,000. If such insurance annual cost exceeds $50,000, the Combined Company must obtain as much of such insurance as can be maintained or obtained at an annual cost of $50,000.

     LOCK-UP AGREEMENT. As a condition of BSI consummating the Merger, Seafirst must execute a 180 day "lock-up" agreement with respect to its shares of Sun Common Stock retained at the Effective Date which prohibits Seafirst from selling or disposing of any such shares for a period of 180 days immediately following the Effective Date.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The unaudited pro forma condensed combined financial statements have been derived from the financial statements of BSI, Plymouth and Sun and are presented to show (1) the acquisition of Plymouth by BSI as of August 2, 1996 and (2) the contemplated Merger, via a reverse acquisition, of Sun. These acquisitions are accounted for under the "purchase" method of accounting whereby the purchase price is allocated based on the fair value of the assets acquired and the liabilities assumed. The financial information presented herein shall include BSI financial information for the year ended December 30, 1995, and as of and for the thirty-nine weeks ended September 28, 1996, respectively.

     The unaudited pro forma condensed combined statements of operations for BSI and Plymouth Combined for the year ended December 31, 1995, and the nine months ended September 30, 1996, give effect to the acquisition of Plymouth by BSI as if the acquisition had occurred on January 1, 1995. Pro forma adjustments include: (i) adjustments to reflect compensation levels included in post-acquisition employment agreements, (ii) expenses incurred in connection with non-compete agreements, (iii) additional depreciation and amortization resulting from the allocation of the purchase price to fixed assets, other intangible assets and goodwill, (iv) additional interest expense related to debt incurred in connection with the Plymouth acquisition, (v) incremental tax effects of the pro forma adjustments including the termination of Plymouth's S Corporation status and (vi) dividends on additional preferred stock.

     The unaudited pro forma condensed combined statements of operations for the periods above also give effect to the proposed Merger of BSI with and into Sun, by virtue of a reverse acquisition. Pro forma adjustments include: (i) reductions in compensation expense for the elimination of specific Sun employee positions in connection with the Merger, (ii) reductions in depreciation for the writedown of property, plant and equipment as well as amortization of negative goodwill from applying purchase accounting, (iii) amortization of deferred financing fees, (iv) additional interest expense for the Merger related debt,
(v) incremental tax effects of the pro forma adjustments and (vi) dividends on additional preferred stock. See "The Merger."

     The unaudited pro forma condensed combined balance sheet gives effect to the proposed Merger of BSI with and into Sun by virtue of a reverse acquisition as if such transaction occurred on September 30, 1996. The unaudited pro forma condensed combined balance sheet of BSI as of September 30, 1996, includes the acquired assets and liabilities of Plymouth and the related purchase accounting adjustments since this transaction occurred on August 2, 1996. See the unaudited September 28, 1996, financial statements of BSI included elsewhere herein for additional information on the Plymouth acquisition. Pro forma adjustments include: (i) a write-down of Sun's inventories to reflect BSI's plans to more aggressively reduce the level of inventory, reduce certain types and styles of inventory and to conform with BSI's accounting policies and procedures, (ii) purchase accounting entries to write-off property, plant and equipment and record negative goodwill, (iii) the issuance of debt and repayment of certain debt obligations as a result of and concurrent with the Merger, (iv) certain deferred financing fees and (v) the proceeds from the issuance of BSI preferred stock.

     The following is a summary of the sources and uses of cash to complete the
Merger:

                                       (IN THOUSANDS)
SOURCES:
     Borrowings under BSI credit
       facilities:
          Revolver...................      $ 6,348
          Term note..................        1,000
     Subordinated Note issued to
       Seafirst......................        1,500
                                       ---------------
          Subtotal--debt.............        8,848
     Issuance of BSI preferred
       stock.........................        2,000
                                       ---------------
               Total Sources.........      $10,848
                                       ===============
USES:
     Cash paid for Sun Common
       Stock.........................      $ 4,680
     Subordinated Note issued to
       Seafirst......................        1,500
     Retirement of BSI
       indebtedness..................        3,000
     Transaction costs...............        1,543
     Financing costs.................          125
                                       ---------------
               Total Uses............      $10,848
                                       ===============

     The actual acquisition entries are subject to the completion of due diligence and will be based upon more precise appraisals, evaluations and estimates of fair value, which are not currently complete, and may differ substantially from the pro forma adjustments. Potential additional operating synergies available in the future are not reflected.

     The pro forma results are not indicative of the results of operations had the acquisitions taken place at the beginning of the respective periods or of future results of the combined companies, primarily because both the Plymouth and Sun acquisitions and related purchase prices were based on financial terms and conditions that existed on the acquisition dates, and not as of the beginning of the respective periods discussed above.

     The unaudited pro forma condensed combined financial statements and the accompanying notes should be read in conjunction with the historical financial statements of BSI, Plymouth and Sun and related notes thereto appearing elsewhere herein.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 PRO FORMA       COMBINED
                                         BSI(1)       SUN       ADJUSTMENTS      COMPANY
                                       ----------  ---------    -----------      --------
Current Assets:
  Cash...............................  $      328  $     142                     $    470
  Accounts receivable, net...........      40,963      6,530                       47,493
  Inventories........................      37,358     19,416     $  (2,500)(2)     54,274
  Prepaid expenses, deferred taxes
     and other.......................       1,003      2,364            42(3)       3,409
  Income tax receivable..............         300      1,042                        1,342
                                       ----------  ---------    -----------      --------
     Total current assets............      79,952     29,494        (2,458)       106,988
Property, Plant and Equipment, net...       6,507      3,923        (3,923)(4)      6,507
Other Noncurrent Assets..............         484         15            83(3)         582
Goodwill.............................      22,703          0                       22,703
                                       ----------  ---------    -----------      --------
     Total assets....................  $  109,646  $  33,432     $  (6,298)      $136,780
                                       ==========  =========    ===========      ========
Liabilities and Shareholders' Equity
  Current maturities of long-term
     debt............................  $    8,886  $       0     $     200(5)    $  9,086
  Short-term debt....................      36,662      3,400         6,348(5)      46,410
  Accounts payable and accrued
     liabilities.....................      28,172      5,795           107(6)      34,074
                                       ----------  ---------    -----------      --------
     Total current liabilities.......      73,720      9,195         6,655         89,570
Long-term debt, net of current
  maturities.........................      24,390          0          (700)(5)     23,690
Deferred income taxes................         423        156                          579
Negative goodwill....................           0          0         3,361(4)       3,361
                                       ----------  ---------    -----------      --------
     Total liabilities...............      98,533      9,351         9,316        117,200
Convertible mandatorily redeemable
  preferred
  stock..............................       7,447          0         2,000(7)       9,447(8)
Shareholders' equity
  Common stock.......................           3     21,618       (15,151)(4)      6,470
  Additional paid-in capital.........       2,588          0                        2,588
  Retained earnings..................       1,075      2,463        (2,463)(4)      1,075
                                       ----------  ---------    -----------      --------
     Total stockholders' equity......       3,666     24,081       (17,614)        10,133
                                       ----------  ---------    -----------      --------
     Total liabilities and
       stockholders' equity..........  $  109,646  $  33,432     $  (6,298)      $136,780
                                       ==========  =========    ===========      ========

------------

(1) Represents BSI's historical balance sheet which includes the assets and liabilities of Plymouth and related purchase accounting entries from the acquisition completed on August 2, 1996.
(2) Adjustment to reflect BSI's business plan to reduce inventory levels and the number of inventory types and styles to levels commensurate with BSI's expectation for Sun's sales levels. It is expected that the reduction in inventory levels will be accomplished partially through the sale of inventory during "off season" periods at substantially reduced margins and, at times, below original purchase cost.
(3) To record the effects of certain financing fees ($125) expected to be incurred as a result of and concurrent with the Merger.
(4) To reflect the net effects of the Merger based on the application of purchase accounting. Since the purchase price is less than the fair market value of the net assets acquired (based on the $2.20/share conversion price), property, plant and equipment ($3,923) is written down to zero and the remaining deficiency, after giving effect to estimated transaction costs of $1,543, is recorded as negative goodwill ($3,361). Shareholder's equity accounts reflect the net amount of Sun Common Stock outstanding (2,939,574 excluding the exercise of stock options) at $2.20 per share.
(5) To record the net proceeds from the issuance of debt ($8,848) and the repayment of certain debt obligations ($3,000) as a result of and concurrent with the Merger.
(6) To record the effects of additional severance costs associated with the Merger pursuant to personnel reductions in accordance with BSI's business plan.
(7) To record the issuance of BSI preferred stock.

(8) A majority of the preferred stock will become convertible under certain circumstances into common stock at $2.20 per share upon completion of the Merger.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                   BSI AND
                                                                   PRO FORMA      PLYMOUTH                 PRO FORMA      COMBINED
                                           BSI       PLYMOUTH     ADJUSTMENTS     COMBINED       SUN      ADJUSTMENTS      COMPANY
                                       -----------   ---------    ------------    ---------   ---------   -----------     ---------
Net sales............................  $   131,020    $32,338                     $ 163,358   $  93,965                   $ 257,323
Cost of goods sold...................      106,576     21,813                       128,389      84,570    $ (11,139)(5)    201,820
                                       -----------   ---------                    ---------   ---------   -----------     ---------
Gross profit.........................       24,444     10,525                        34,969       9,395       11,139         55,503
Operating expenses...................       25,549      8,494       $ (1,154)(1)     32,889      13,964        6,340(6)      53,193
                                       -----------   ---------    ------------    ---------   ---------   -----------     ---------
Operating income (loss)..............       (1,105)     2,031          1,154          2,080      (4,569)       4,799          2,310
Other (income) expense:
  Interest expense, net..............        3,695        141          2,378(2)       6,214       1,267          494(7)       7,975
  Other, net.........................          (22)      (106)                          128        (201)                       (329)
                                       -----------   ---------    ------------    ---------   ---------   -----------     ---------
Income (loss) before income taxes and
  extraordinary item.................       (4,778)     1,996         (1,224)        (4,006)     (5,635)       4,305         (5,336)
Provision (benefit) for income
  taxes..............................         (338)       270            (39)(3)        (29)     (1,899)       1,367(8)        (561)
                                       -----------   ---------    ------------    ---------   ---------   -----------     ---------
Income (loss) before extraordinary
  item...............................       (4,440)     1,726         (1,163)        (3,977)     (3,736)       2,938         (4,775)
Less: dividends on preferred stock...      --           --               557(4)         557      --              160(9)         717
                                       -----------   ---------    ------------    ---------   ---------   -----------     ---------
Net income (loss) available to common
  equity before extraordinary item...  $    (4,440)   $ 1,726       $ (1,720)     $  (4,534)  $  (3,736)   $   2,778      $  (5,492)
                                       ===========   =========    ============    =========   =========   ===========     =========
Earnings (loss) per common and common
  equivalent share...................  $      (.30)                               $    (.30)  $    (.65)                  $    (.31)
                                       ===========                                =========   =========                   =========
Shares used in computing pro forma
  earnings (loss) per common and
  common equivalent share............   14,922,148                                14,922,148  5,748,249                  17,861,722
                                       ===========                                =========   =========                   =========

       See Notes to Pro Forma Condensed Combined Statement of Operations

     Shares used in computing pro forma earnings (loss) per share include the following (due to the losses shown, no dilution results from options, warrants and convertible preferred stock):


                                             BSI AND           COMBINED
                                        PLYMOUTH COMBINED      COMPANY
                                        ------------------   ------------
                                             PRIMARY           PRIMARY
                                        ------------------   ------------
Sun historical.......................         --                2,939,574
BSI historical.......................       10,078,592         10,078,592
Cheap stock warrants.................        4,843,556          4,843,556
Other dilutive options and
  warrants...........................         --                  --
Convertible preferred stock..........         --                  --
                                        ------------------   ------------
                                            14,922,148         17,861,722
                                        ==================   ============

         NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                FOR THE YEAR ENDED DECEMBER 31, 1995 (UNAUDITED)
                                 (IN THOUSANDS)

 NOTE     AMOUNT                                             DESCRIPTION
------  ----------                                           -----------
        PLYMOUTH ACQUISITION ADJUSTMENTS
 (1)    $   (2,020) Elimination of historical compensation in excess of compensation levels included in post-acquisition employment agreements.
                60  Amortization of non-compete agreements of $300 over a 5-year period.
               806  Increase in annual depreciation ($27), amortization of goodwill ($461) over 40 years and intangible assets ($318) over 15 to 40 years resulting from the application of purchase accounting.
        ----------
        $   (1,154)
        ==========
 (2)    $    2,378  Net increase in interest expense related to increased net indebtedness of approximately
                    $27,640 at a weighted average annual rate of 8.6%
 (3)    $      (39) Incremental income tax effect of the above pro forma adjustments and the termination of
                    Plymouth's S Corporation status at a 40% effective rate.
 (4)    $      557  Dividends on additional preferred stock issued of $6,956 at an annual rate of 8.0%.
        ==========

        SUN ACQUISITION ADJUSTMENTS
 (5)    $   (1,337) Reduction in compensation expense from the elimination of 74 specific Sun production personnel positions in connection with the Merger.
            (8,999) Reclassification of Sun royalty expenses to conform with BSI financial reporting practices.
              (803) Elimination of Sun depreciation expense for the write-off of net property, plant and equipment resulting from the application of purchase accounting.
        ----------
        $  (11,139)
        ==========
 (6)    $   (1,894) Reduction in compensation expense from the elimination of 42 specific Sun operating personnel positions in connection with the Merger.
              (723) Elimination of Sun depreciation expense for the write-off of net property, plant and equipment resulting from the application of purchase accounting.
               (84) Amortization of negative goodwill of $3,361 over a 40 year period resulting from the application of purchase accounting.
                42  Amortization of certain deferred financing fees of $125 over a three year period.
             8,999  Reclassification of Sun royalty expenses to conform with BSI financial reporting practices.
        ----------
        $    6,340
        ==========
 (7)    $      494  Net increase in interest expense related to increased net indebtedness of approximately $5,848 at a weighted average annual rate of 8.44%.
 (8)    $    1,367  Incremental income tax effect of the pro forma adjustments referred to above at a 40%
                    effective rate.
        ==========
 (9)    $      160  Dividends on additional preferred stock issued of $2,000 at an annual rate of 8.0%.
        ==========

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                     BSI AND
                                                                    PRO FORMA       PLYMOUTH                 PRO FORMA
                                         BSI(1)      PLYMOUTH(2)   ADJUSTMENTS      COMBINED       SUN      ADJUSTMENTS
                                       -----------   -----------   ------------     ---------   ---------   -----------
Net sales............................  $   127,531     $25,860                      $ 153,391   $  53,602
Cost of goods sold...................       94,869      16,707                        111,576      46,597     $(6,351)(7)
                                       -----------   -----------                    ---------   ---------   -----------
Gross profit.........................       32,662       9,153                         41,815       7,005       6,351
Operating expenses...................       24,171       4,636       $    643(3)       29,450       9,499       2,601(8)
                                       -----------   -----------   ------------     ---------   ---------   -----------
Operating income (loss)..............        8,491       4,517           (643)         12,365      (2,494)      3,750
Other (income) expense:
  Interest expense, net..............        3,063         165          1,393(4)        4,621         492         358(9)
  Other, net.........................         (280)         62                           (218)        (51)
                                       -----------   -----------   ------------     ---------   ---------   -----------
Income (loss) before income taxes....        5,708       4,290         (2,036)          7,962      (2,935)      3,392
Provision (benefit) for income
  taxes..............................        1,065         434            468(5)        1,967        (998)      1,181(10)
                                       -----------   -----------   ------------     ---------   ---------   -----------
Net income (loss)....................  $     4,643     $ 3,856       $ (2,504)      $   5,995   $  (1,937)      2,211
Less: dividends on preferred stock...      --           --                417(6)          417      --             120(11)
                                       -----------   -----------   ------------     ---------   ---------   -----------
Net income (loss) available to common
  equity.............................  $     4,643     $ 3,856       $ (2,921)      $   5,578   $  (1,937)    $ 2,091
                                       ===========   ===========   ============     =========   =========   ===========
Earnings per common and common
  equivalent share -- primary........  $       .24                                  $     .28   $    (.34)
                                       ===========                                  =========   =========
Earnings per common and common
  equivalent share -- fully
  diluted............................  $       .23                                  $     .26         N/A
                                       ===========                                  =========
Shares used in computing pro
  forma earnings (loss) per common
  and common equivalent
  share -- primary...................   19,638,395                                  19,913,865  5,748,500
                                       ===========                                  =========   =========
Shares used in computing pro
  forma earnings (loss) per common
  and common equivalent share --fully
  diluted............................   20,503,249                                  21,144,648        N/A
                                       ===========                                  =========

                                       COMBINED
                                        COMPANY
                                       ---------
Net sales............................  $ 206,993
Cost of goods sold...................    151,822
                                       ---------
Gross profit.........................     55,171
Operating expenses...................     41,550
                                       ---------
Operating income (loss)..............     13,621
Other (income) expense:
  Interest expense, net..............      5,471
  Other, net.........................       (269)
                                       ---------
Income (loss) before income taxes....      8,419
Provision (benefit) for income
  taxes..............................      2,150
                                       ---------
Net income (loss)....................  $   6,269
Less: dividends on preferred stock...        537
                                       ---------
Net income (loss) available to common
  equity.............................  $   5,732
                                       =========
Earnings per common and common
  equivalent share -- primary........  $     .24
                                       =========
Earnings per common and common
  equivalent share -- fully
  diluted............................  $     .20
                                       =========
Shares used in computing pro
  forma earnings (loss) per common
  and common equivalent
  share -- primary...................  24,263,556
                                       =========
Shares used in computing pro
  forma earnings (loss) per common
  and common equivalent share --fully
  diluted............................  28,370,631
                                       =========


       See Notes to Pro Forma Condensed Combined Statement of Operations.

     Shares used in computing pro forma earnings (loss) per share include the following:

                                          BSI AND PLYMOUTH COMBINED             COMBINED COMPANY
                                       -------------------------------   -------------------------------
                                         PRIMARY        FULLY DILUTED      PRIMARY        FULLY DILUTED
                                       ------------     --------------   ------------     --------------
Sun historical.......................       --               --             2,939,574        2,939,574
BSI historical.......................    11,828,205       11,828,205       11,828,205       11,828,205
Cheap stock warrants.................     4,843,556        4,843,556        4,843,556        4,843,556
Other dilutive options and
  warrants...........................     3,242,104        4,472,887        4,652,221        4,652,221
Convertible preferred stock..........       --               --               --             4,107,075
                                       ------------     --------------   ------------     --------------
                                         19,913,865       21,144,648       24,263,556       28,370,631
                                       ============     ==============   ============     ==============

         NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                 (IN THOUSANDS)

 NOTE     AMOUNT                                             DESCRIPTION
------  ----------                                           -----------
        GENERAL
 (1)                Includes the results of operations of Plymouth from the date of acquisition, August 2, 1996, through September 28, 1996.
 (2)                Includes the results of operations of Plymouth from January 1, 1996, to the date of acquisition, August 2, 1996.

       PLYMOUTH ACQUISITION ADJUSTMENTS
 (3)    $      154  Additional compensation to reflect compensation levels included in post-acquisition employment agreements.
                34  Amortization of non-compete agreements of $300 over a 5-year period.
               455  Increase in amortization of goodwill ($269) over 40 years and intangible assets ($186) over 15 to 40 years resulting from the application of purchase accounting.
        ----------
        $      643
        ==========
 (4)    $    1,393  Net increase in interest expense related to increased net indebtedness of approximately
                    $27,640 at a weighted average annual rate of 8.6%.
 (5)    $      468  Incremental income tax effect of the above pro forma adjustments and the termination of
                    Plymouth's S Corporation status at a 40% effective rate.
 (6)    $      417  Dividends on additional preferred stock issued of $6,956 at an annual rate of 8.0%.
        ==========

        SUN ACQUISITION ADJUSTMENTS
 (7)    $   (1,003) Reduction in compensation expense from the elimination of 74 specific Sun production personnel positions in connection with the Merger.
            (4,667) Reclassification of Sun royalty expenses to conform with BSI financial reporting practices.
              (681) Elimination of Sun depreciation expense for the write-off of net property, plant and equipment resulting from the application of purchase accounting.
        ----------
        $   (6,351)
        ==========
 (8)    $   (1,421) Reduction in compensation expense from the elimination of 42 specific Sun operating personnel positions in connection with the Merger.
              (613) Elimination of Sun depreciation expense for the write-off of net property, plant and equipment resulting from the application of purchase accounting.
               (63) Amortization of negative goodwill of $3,361 over a 40 year period resulting from the application of purchase accounting.
                31  Amortization of certain deferred financing fees of $125 over a three year period.
             4,667  Reclassification of Sun royalty expenses to conform with BSI financial reporting practices.
        ----------
        $    2,601
        ==========
 (9)    $      358  Net increase in interest expense related to increased net indebtedness of approximately $5,848 at a weighted average annual rate of 8.44%.
 (10)   $    1,181  Incremental income tax effect of the pro forma adjustments referred to above at a 40%
                    effective rate.
        ==========
 (11)   $      120  Dividends on additional preferred stock issued of $2,000 at an annual rate of 8.0%.
        ==========

                                BUSINESS OF SUN

     Sun designs, sources, prints, markets and sells imprinted, dyed and decorated casual sportswear for men, women and children, including a variety of T-shirts, sweatshirts and bottoms. Sun sells women's and girl's and men's and boys' apparel bearing both proprietary and licensed designs to national and regional retail chains, including Wal-Mart, Target, Kmart, JC Penney, Montgomery Ward and Sears. Sun maintains an internal graphics design department comprised of artists and support personnel and operates modern screen printing facilities in Kent, Washington (part of the Seattle metropolitan area).

     Sun, for its core product line, purchases blank T-shirts, sweatshirts, sweatpants, tank tops, nightshirts and other similar garments from domestic and foreign suppliers and screen prints designs onto those garments. Sun licenses from third parties the rights to use or distribute certain characters and trademarks, which have recently included Looney TunesR, joint Looney TunesR/Major League BaseballT, Disney's 101 Dalmatians, and Disney's Winnie the Pooh. Sun also creates proprietary art designs based on concepts developed by its merchandising staff and updates established designs and characters. Art design categories range from recreational and outdoor to seasonal, regional and "attitude" themes.

PRODUCTS

     GENERAL. Sun designs, sources, prints, markets and sells imprinted, dyed and decorated casual sportswear for adults and children, including its core product line of screen printed T-shirts, tank tops and sweatshirts. Imprinted garments display either licensed or proprietary designs and characters. Sun procures garments in a variety of styles, including basic, pocket, long-sleeved and oversized T-shirts, as well as tank tops, nightshirts and sweatpants. In addition, Sun designs and markets more detailed, fashion-oriented garments, some of which are also imprinted. The more detailed, fashion-oriented garments include shorts, polo shirts, women's leggings and casual skirts, and button-front baseball jerseys.

     Sun's largest sales category since 1994 has been women's and girl's garments. Sales of those products represented approximately 71% of total gross sales in the first nine months of 1996 and 65% and 55% of total gross sales in 1995 and 1994, respectively.

     Gross sales of men's and boys' products represented approximately 29% of total sales in the first nine months of 1996 and 35% and 45% of total gross sales in 1995 and 1994, respectively.

     DESIGN AND PRODUCT DEVELOPMENT. Sun continually monitors current garment and art design trends through frequent visits to retailers and trade shows, reviews of popular trade publications, and other activities. The product development process also involves production feasibility studies, analysis and documentation of garment and art trends, as well as costing structure and prototype preparation for customers and trade shows, and limited test sales.

     Sun's internal graphic design department creates the art work for virtually all of Sun's products, including designs incorporating licensed characters and trademarks and original designs proprietary to Sun. Sun believes it responds quickly to seasonal demands and trends involving popular characters and themes. Historically, market acceptance of Sun's core screen printed products has been largely dependent upon the basic appeal of their graphic designs.

     Sun's product design and merchandising department participates in the design development process and determines the particular shape, style, color and fabric content of garments. In addition Sun's designers and merchandisers assist in incorporating the graphic designs into the garments.

     LICENSED DESIGNS AND CHARACTERS. Sun first introduced products displaying characters and trademarks licensed or under distribution agreements from third parties in August 1987. Characters and trademarks currently licensed include Looney TunesR, joint Looney TunesR/Major League BaseballT, Disney's 101 Dalmatians and Disney's Winnie the Pooh. Sun's artists typically create multiple variations and refinements of a given trademark or character, including different lettering, poses, activities or dress.

     Sun acquires rights to use trademarks and characters only on specified types of garments, pays each licensor royalties on products sold displaying the licensed trademark or character, and typically guarantees a minimum royalty, the dollar amount of which varies depending on the trademark or character, some of which may approach several million dollars each.

     Licensed products accounted for approximately 77% of total gross sales in the first nine months of 1996, and 82% and 75% of Sun's total gross sales in 1995 and 1994, respectively. Sun's experience has been that some licenses quickly gain intense popularity, but have relatively short sales cycles.

     PROPRIETARY DESIGNS AND CHARACTERS. Sun's artists create original designs and characters that are proprietary to Sun and continually update and refine successful designs. Proprietary designs are based on a wide variety of themes, including "attitude," recreational, outdoor, wildlife, western, sports, patriotic, humor and seasonal themes. Designs are executed with different printing techniques and inks, which in the past have included raised "puff" ink, glitter, "goop" ink and heat sensitive inks. Proprietary products accounted for approximately 23% of Sun's total gross sales in the first nine months of 1996, and 18% and 25% of Sun's gross sales in 1995 and 1994, respectively.

     The level of copyright and trademark protection available to Sun for proprietary designs and characters varies depending on a number of factors, including the degree of originality and the distinctiveness of the associated trademarks and designs. Sun has obtained or has applied for federal registration of the Rude DogT, Surf OutlawT, EPICT, U.S.A. Unique Sportswear AttitudeT, GUTST, GRRLS RuleE, Hangin' On The RimT and other trademarks for use on various types of apparel, and may seek registration of other proprietary marks in the future. There can be no assurance, however, that these applications will result in registrations.

     CUT-AND-SEWN PRODUCTS. Sun has also developed the capability to offer more detailed, fashion-oriented products, such as polo shirts, women's leggings and casual skirts, and button-front baseball shirts, by becoming more involved at the garment manufacturing stage through use of a process called "cut-and-sew." With the "cut-and-sew" process, Sun is able to purchase fabric and then have garments manufactured by contractors to patterns designed by Sun. This capability allows Sun to offer a broader variety of garment styles including garments that are "rotary printed," a printing technique that involves printing a design on fabric before it is "cut-and-sewn." Some of these "cut-and-sewn" products are screen printed by Sun, and others go directly into Sun's product lines to complement Sun's offerings. Sales of "cut-and-sewn" products accounted for 42% of gross sales in the first nine months of 1996 and 17% and 16% of gross sales for the years ended December 31, 1995 and 1994, respectively.

SOURCING

     Sun purchases fabric, trim, blank T-shirts and other garments for its screen printed apparel from approximately 18 domestic and six international suppliers. Approximately 59% of the garments sold in the first nine months of 1996 were produced by domestic suppliers and the remainder by international manufacturers. No manufacturer supplied Sun with more than 12% of total garments sold in the first nine months of 1996. Sun's foreign suppliers are currently located in Honduras and Mexico.

     The relative proportion of garments purchased from domestic and foreign suppliers may vary over time depending, in part, on competitive factors in the world economy. Generally, basic garments and garments requiring short delivery times are purchased from domestic suppliers, while products that require greater finishing detail or allow longer delivery times are purchased overseas. Sun believes that its relationship with a number of active suppliers in both the domestic and foreign markets will enable Sun to continue to obtain a sufficient supply of garments to satisfy its requirements.

     Generally, each supplier agrees to produce finished garments in accordance with samples and specifications provided by Sun. No contractual obligations exist between Sun and suppliers except on an order-by-order basis. Sun's representatives regularly visit the facilities of both foreign and domestic suppliers to ensure quality and compliance with Sun's specifications. Sun also conducts quality control inspections of garments at its facilities, which include testing for shrinkage, dye and finish consistency, color fastness, size specification adherence, construction strength and uniformity.

     Sun's arrangements with overseas suppliers are subject to the risks of doing business abroad. Imports of garments are subject to bilateral textile agreements between the United States and various foreign countries which impose limitations on the amount of certain categories of merchandise that can be imported from those countries into the United States.

     Sun's future results could be adversely affected by additional bilateral or unilateral trade restrictions, a loss of or significant change in existing quotas resulting in a decrease in permissible imports, the imposition of additional quotas, duties, taxes or other charges on imports, significant fluctuations in the value of the dollar against foreign currencies, political instability resulting in the disruption of trade from exporting countries or restrictions on the transfer of funds. Imports of materials are also affected by the cost of transportation into the United States.

     Sun operates under time constraints in producing and delivering finished screen printed products. Although customers often place orders for garment styles as long as 20 weeks in advance, customers generally select the specific art designs to be printed on ordered garments every 30 days for delivery within as few as two days following the design selection. This limited lead time requires Sun to have blank garments available for printing on short notice. Consequently, Sun maintains a substantial inventory of blank stock and often orders blank garments substantially in advance of the anticipated time of screen printing and shipment.

     Sales of garments obtained from "package" suppliers accounted for 58% of gross sales in the first nine months of 1996. "Package" suppliers produce or purchase the requisite fabric and other materials and then perform dyeing and garment fabrication.

     Sales of garments obtained from "cut-and-sew" suppliers accounted for 42% of gross sales in the first nine months of 1996. With "cut-and-sewn" garments, Sun purchases fabric from various mills and hires cut-and-sew contractors to perform garment fabrication. Sun purchases fabric for use in "cut-and-sew" operations primarily from domestic suppliers. Several of these suppliers also provide blank garments that Sun uses for its screen printed apparel. Sun uses approximately 14 domestic and 6 foreign "cut-and-sew" contractors.

PRODUCTION

     GENERAL. Operations at Sun's production facilities in Kent, Washington include art and design, merchandising, market research and development, receipt and quality control inspection of incoming blank or dyed garments, screen printing, decorating, the addition of customer price tickets and hang tags to finished products, hangering or poly-bagging, packing and shipment.

     Sun believes its ability to respond quickly to changes in customer requirements and to meet delivery schedules consistently is an important factor in Sun's business. Sun has expanded its bar-coding capabilities to assist in rapid stock control of its inventory. Sun has implemented a computerized manufacturing information system (MRP and MRPII) to make its product through-put more efficient. Sun devotes substantial attention to preventive maintenance and employee training for its printing equipment. Each press is operated by a group of trained employees who work together as a team. Sun believes that this approach contributes to the flexibility, quality and speed of its production process.

     SCREEN PRINTING. The screen printing process begins with the preparation of a design by Sun's artists. Sun tests new designs for printability and color dynamics, and produces sales and production samples. Sun also stocks over 140 pigment colors and numerous ink bases, which allows for in-house development of new ink applications and techniques. In the printing process, screens are positioned in automatic printing presses where inks are pressed through the screen in order to duplicate the design on the garment. Garments bearing designs on different portions of the garment may move through the printing process several times. Following printing, the garments are dried, making the printed design permanent and washable. In the first nine months of 1996, the cost of blank garments represented approximately 69% of the cost of finished garments, with labor, ink and other production and licensing costs accounting for the remaining 31%.

     Sun has 15 automatic screen printing presses at its Kent facility. Sun's screen printing presses have an aggregate projected maximum annual capacity of approximately 26.7 million garments. In the first nine months of 1996, Sun sold approximately 12.6 million garments, of which 10.6 million, or 84% were screen printed. Sun's printing capacity at the facility includes two belt presses which permit a design to be printed over an entire side of a garment ("overall print" designs), eleven 12-color "spot" printing presses, and two
"Ultimate" presses which can print either "spot" designs or "overall print" designs.

     Sun has also used independent subcontractors to print garments during peak production periods and believes that additional subcontractors are readily available if needed in the future.

     Sun also operates equipment at its Kent facility that assists in placing garments on hangers prior to shipment. To meet customers' needs, Sun also has the ability to affix price tags and other product information and can ship garments poly-bagged or folded. These services reduce the time required to prepare the garments for display and thereby enable customers to stock their racks and shelves more quickly.

     LABOR. Sun generally increases or reduces the size of its warehouse, screen printing and distribution labor force in connection with seasonal production demands through the use of temporary labor. Sun generally hires seasonal laborers from a regular pool, thereby increasing both the level of experience and the loyalty of its workforce.

     REGULATIONS. Sun is subject to federal, state and local environmental laws and regulations, including laws relating to employee knowledge of, exposures to, and disposal of inks, dyes, photographic chemicals and cleaning solvents. Sun believes that its operations comply with applicable environmental laws and regulations. Although Sun continues to make capital expenditures for environmental protection, it does not anticipate that significant expenditures will be required to remain in compliance with environmental requirements.

SALES AND MARKETING

     Sun's marketing and sales efforts emphasize development and maintenance of close relationships with customers, regular presentation of samples and prototypes of new styles and designs, and responsiveness to customer requirements. Sun's in-house marketing and sales efforts are directed and implemented by management of Sun. These individuals devote substantial time and attention to direct dealings with customers, regularly make personal visits to their headquarters and stores and participate in industry trade shows. Sales are generally made by personal visits to customers by these managers and by sales representatives, who typically meet with customers at least every 30 days to take orders for particular designs and to show new designs and garments. Since March 1992, virtually all marketing and sales efforts have been conducted in-house.

     Sun emphasizes customer service. Sun's employees in its customer service areas coordinate orders and shipments and are in daily contact with customers. Sun maintains an electronic data interchange (EDI) capability through which customers using automated inventory management systems may communicate orders electronically to Sun.

     Sun distributes garments to national and regional retail chains in the United States, including Wal-Mart, Target, Kmart, JC Penney, Montgomery Ward, Hills Department Stores and Sears. Approximately 96% of Sun's gross sales in 1995 were made to its ten largest customers. Gross sales to Wal-Mart, Target and Kmart represented approximately 81% of total gross sales in the first nine months of 1996 and 88% of total gross sales for both 1995 and 1994. Sun is not party to any long-term, multiple-shipment agreements with its customers.

SEASONALITY

     Sun's highest sales and heaviest production demands historically occur in the first, second and fourth quarters of each year. During the first, second and fourth quarters, spring and summer products -- which include T-shirts, tank tops, shorts and similar garments -- and back-to-school products are produced and sold. During the third and part of the fourth quarter, winter season products -- which include sweatshirts and long sleeve T-shirts -- and holiday products are produced and sold. See
"Sun Management's Discussion & Analysis of Financial Condition and Results of Operation".

COMPETITION

     Sun's strategy focuses on anticipating and meeting the demands of customers with volume purchasing requirements. Sun believes that it is one of the few screen printing companies capable of concurrently providing several large customers with high volumes of screen printed products, together with the variety of designs and styles required by those customers. Sun believes, however, that other businesses possess the resources and familiarity with Sun's customer base to enter into, and compete with Sun in its principal market.

     More generally, Sun's core screen printed products compete with other printed apparel, including apparel displaying licensed characters and the colors and symbols of professional sports teams and colleges and universities; with branded apparel; with apparel from vertical mills such as Hanes or Fruit of the Loom; and with a wide variety of other clothing suitable for work, recreation or casual wear. Competitive factors include product quality, access to popular licenses, price, ability to meet delivery requirements and other aspects of customer service, changes in styles and consumer preferences, degree of customer preference for a limited number of vendors, and the limited availability of shelf and rack space.

     Sun has developed a product merchandising and manufacturing capability that enables it to complement and expand its core screen printed product line by offering more detailed, fashion-oriented garments. See "Products" above. Producers of branded and other more fashion-oriented garments include companies such as Cutler Sports Apparel, a division of VF Corporation, Allison Manufacturing, Jerry Leigh Inc. and Jem Sportswear. Some of Sun's competitors have greater financial, manufacturing and marketing resources than Sun.

BACKLOG

     Sun typically receives information from customers concerning projected purchases several months in advance of delivery, with written purchase orders for particular garments being submitted shortly before shipment. In addition, customers may cancel or reschedule orders with little or no penalty. Typically the backlog of firm orders at any point in time represents less than 10% of expected sales for the upcoming 12 months. For these reasons, Sun does not believe that backlog at any one point in time is a meaningful indicator of long-term future sales. At November 30, 1996 Sun's backlog of firm orders was approximately $5.1 million. At December 31, 1995, Sun's backlog of firm orders was approximately $8.6 million.

EMPLOYEES

     At November 30, 1996, Sun employed 311 full-time employees, including 113 managerial, sales, creative art and clerical employees and 198 employees engaged in manufacturing, warehousing and distribution. None of Sun's employees are covered by a collective bargaining agreement. Sun believes that its employee relations are good.

PROPERTIES

     Sun's headquarters and production operations are located in a 230,000-square foot building in Kent, Washington (part of the Seattle metropolitan area). The facility centralizes Sun's administrative, design, production and the majority of its warehousing functions in one building. This facility has allowed the installation of equipment that facilitates handling and hangering of finished garments and equipment for on-site production of samples and prototype garments. The lease for this facility provides for a rental of $115,000 per month, plus insurance, taxes and other charges, and expires in October 1999, with an option to renew for two consecutive five-year terms. Sun also has a five year option to purchase the facility which expires in October 1999, for a mutually agreeable fair market price.

     Sun also leases a 51,500 square foot satellite warehouse in Kent, Washington. The lease, which expires in January 1997, provides for a rental of $14,800 per month, plus insurance, taxes and other charges.

     Sun devotes substantial attention to preventive maintenance of the equipment and believes that its plants and equipment are maintained in good operating condition.

LITIGATION

     A lawsuit is pending in the Supreme Court of the State of New York, County of Oneida, the basis of which is a Complaint filed on February 14, 1994 against Sun Sportswear, Inc.; E.R.O. Industries, Inc.; Toys "R Us, Inc.; Grace International Apparel, Inc.; and Bradlees Department Store; by plaintiff Dustin Allen Pack. The 8 year-old plaintiff allegedly caught fire while lying in a polyester slumber sack (manufactured by E.R.O. Industries, Inc. and sold by Toys "R Us, Inc.), watching television and playing with a butane lighter. He was allegedly wearing a flannel shirt (manufactured by Grace International Apparel, Inc. and sold by Bradlees Department Stores) over a T-shirt (printed by Sun and sold by Bradlees Department Stores).

     Plaintiff seeks compensatory damages of $150 million and punitive damages of $50 million against all defendants under various tort law theories, including false labeling and flammability of the slumber sack against its manufacturer and for negligence against all defendants together. Sun has tendered the defense of this suit to its insurance carrier, which is opposing the suit vigorously. Sun believes its coverage is sufficient in the event it is held liable for compensatory damages. While its coverage may not extend to punitive damage awards, Sun believes there are no grounds for such damages. Although it cannot predict with certainty the outcome of this suit, Sun believes its disposition should not result in a material adverse effect on the results of operations or the financial condition of Sun.

     In July of 1995, Bradlees Department Stores filed for Chapter 11 protection. The effect of Bradlees Chapter 11 filing, if any, on this lawsuit has not been determined at this time.

     The only other legal proceedings to which Sun is a party involve routine matters that are incidental to its business. Sun does not believe that the resolution of these matters will have a material effect on the results of operations or financial condition of Sun.

EXECUTIVE OFFICERS AND DIRECTORS OF SUN

     The table below sets forth certain information regarding the current executive officers and directors of Sun:

      NAME                           AGE       POSITION(S)
-----------------------------------  --- -------------------------------------
William S. Wiley...................  49  Chairman of the Board
Larry C. Mounger...................  58  Director
Paul R. Rollins, Jr................  55  Director
James A. Walsh.....................  73  Director
James H. Williams..................  52  Director
L. Kaye Counts.....................  42  Executive Vice President and Chief
                                         Operating Officer
Kevin C. James.....................  39  Senior Vice President and Chief
                                         Financial Officer

     WILLIAM S. WILEY. Mr. Wiley was appointed president and chief executive officer and elected to the board of directors in October 1995. Mr. Wiley was engaged by Sun as a re-engineering consultant from February to October 1995. Mr. Wiley was an active principal in Wiley, Pene & Company, a business building/turnaround consulting firm from 1990 to 1995. From 1987 to 1990, Mr. Wiley served as a consultant and manager in the business building/restructuring consulting firm of Clyde, Hamstreet and Company. Mr. Wiley practiced law for Gleaves, Swearingen, Larsen and Potter from 1975 to 1987, where he became partner in 1980. From 1969 through 1972, Mr. Wiley served as a process and operations engineer for Atlantic Richfield.

     LARRY C. MOUNGER. Mr. Mounger was elected to the board of directors in April 1991 and served as chairman of the board from January 1993 to April 1996. Mr. Mounger served as chief executive officer and president from January 1993 to October 1995. Mr. Mounger served as chairman and chief executive officer and other positions of Pacific Trail from 1955 to 1993. Pacific Trail was an outerwear garment company located in Seattle, Washington, which designed, manufactured and marketed garments throughout the United States. He is a past president of the National Apparel and Textile Association.

     PAUL R. ROLLINS, JR. Mr. Rollins was appointed to the board of directors in March 1995, and was reelected to the board in May 1995. Mr. Rollins is senior vice president and commercial real estate division manager for Seafirst. Mr. Rollins has served as senior vice president and other positions of Seafirst since 1966.

     JAMES A. WALSH. Mr. Walsh was elected to the board of directors in May 1993. Mr. Walsh is the retired president of Allied Stores, the parent corporation of the Bon Marche department store chain. Mr. Walsh served on the board of directors of Security Pacific Bank, Washington, N.A., and its predecessor from 1968 until 1992. From May 1992 until March of 1993, he served on the board of directors of Seafirst.

     JAMES H. WILLIAMS. Mr. Williams was appointed to the board of directors to fill a vacancy in January 1993, and was reelected to the board in May 1993. Mr. Williams has been executive vice president -- Bank of America (the parent of Seafirst) since 1994. Mr. Williams served as chief financial officer and executive vice president, and other positions, of Seafirst from 1973 until 1994. Prior to joining Seafirst, he worked as a budget analyst of the U.S. Department of Agriculture in Washington, D.C.

     L. KAYE COUNTS. Ms. Counts has been chief operating officer since December 1990 and became executive vice president in February 1994. Ms. Counts joined Sun in June 1982 and served as a custom sales manager and plant manager from June 1982 to March 1984, as operations manager from March 1984 to December 1986, then as vice president operations from December 1986 through February 1994. Prior to joining Sun, she was production coordinator from 1980 to 1982 for Sunrise Design, Inc., a custom screen printing business located in Seattle.

     KEVIN C. JAMES. Mr. James became senior vice president and chief financial officer in February 1994, and served as vice president finance of Sun from March 1991 until February 1994. Prior to joining Sun, Mr. James served from 1989 to 1991 as vice president finance and other positions for Fone America, Inc., a telecommunications company located in Portland, Oregon. From 1983 to 1988, he served as chief financial officer and other positions for Klukwan, Inc., a diversified forest products company located in Juneau, Alaska. From 1980 to 1983, Mr. James worked in public accounting.

                          SUN SELECTED FINANCIAL DATA

     The following selected financial data presented below as of December 31, 1991 through 1995, have been derived from the audited financial statements of Sun. The information presented as of and for the nine months ended September 30, 1996 and for the nine months ended September 30, 1995, are derived from the unaudited financial statements of Sun. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which Sun considers necessary for a fair presentation of the financial condition and result of operations for these periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31 1996. The selected financial information should be read in conjunction with the "Sun Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of Sun and the Notes thereto included elsewhere.

                                         NINE MONTHS ENDED
                                        --------------------                  YEAR ENDED DECEMBER 31,
                                        SEPT 30     SEPT 30    -----------------------------------------------------
                                          1996        1995       1995       1994       1993       1992       1991
                                        --------    --------   ---------  ---------  ---------  ---------  ---------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales............................   $ 53,602    $ 72,527   $  93,965  $ 113,213  $ 104,773  $  70,645  $  71,795
Cost of goods sold...................     46,597      64,930      84,570     95,879     87,911     59,770     58,170
                                        --------    --------   ---------  ---------  ---------  ---------  ---------
Gross profit.........................      7,005       7,597       9,395     17,334     16,862     10,875     13,625
Operating expenses...................      9,499      10,794      13,964     13,092     12,340     10,967      9,818
                                        --------    --------   ---------  ---------  ---------  ---------  ---------
Operating income (loss)..............     (2,494)     (3,197)     (4,569)     4,242      4,522        (92)     3,807
                                        --------    --------   ---------  ---------  ---------  ---------  ---------
Other (income) expense:
    Interest expense, net............        492         969       1,267        677        519        483        605
    Other, net.......................        (51)       (172)       (201)      (112)      (228)       207       (119)
                                        --------    --------   ---------  ---------  ---------  ---------  ---------
Income (loss) before provision for
  income
  taxes..............................     (2,935)     (3,994)     (5,635)     3,677      4,231       (782)     3,321
Provision (benefit) for income
  taxes..............................       (998)     (1,358)     (1,899)     1,228      1,494       (265)     1,129
                                        --------    --------   ---------  ---------  ---------  ---------  ---------
Net income (loss)....................   $ (1,937)   $ (2,636)  $  (3,736) $   2,449  $   2,737  $    (517) $   2,192
                                        ========    ========   =========  =========  =========  =========  =========
Net income (loss) per share..........   $  (0.34)   $  (0.46)  $   (0.65) $    0.43  $    0.49  $   (0.09) $    0.39
                                        ========    ========   =========  =========  =========  =========  =========
Weighted average common
  shares and equivalents.............   5,748,500   5,748,165  5,748,249  5,722,121  5,610,996  5,609,000  5,609,000
                                        ========    ========   =========  =========  =========  =========  =========

                                                                            DECEMBER 31,
                                        SEPTEMBER 30,   -----------------------------------------------------
                                            1996          1995       1994       1993       1992       1991
                                        -------------   ---------  ---------  ---------  ---------  ---------
                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................      $20,299      $  21,419  $  25,031  $  22,981  $  19,418  $  22,497
Total assets.........................       33,432         47,315     62,384     42,247     40,278     36,089
Long-term debt, including current
  portion............................       --                338        715      3,273      3,259      4,008
Shareholders' equity.................       24,082         26,018     29,750     26,820     23,902     24,419

                  SUN MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE SUN FINANCIAL STATEMENTS AND RELATED NOTES CONTAINED ELSEWHERE IN THIS JOINT PROXY/PROSPECTUS.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain income statement items to net sales.

                                           NINE MONTHS
                                              ENDED
                                          SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                       --------------------  -------------------------------
                                         1996       1995       1995       1994       1993
                                       ---------  ---------  ---------  ---------  ---------
Gross sales
     Proprietary sales...............       24.9%      18.3%      18.6%      25.5%      45.4%
     Licensed sales..................       77.8       84.7       84.4       78.3       57.6
Sales deductions.....................       (2.7)      (3.0)      (3.0)      (3.8)      (3.0)
                                       ---------  ---------  ---------  ---------  ---------
Net sales............................      100.0      100.0      100.0      100.0      100.0
Cost of goods sold...................       86.9       89.5         90       84.7       83.9
Gross margin.........................       13.1       10.5         10       15.3       16.1
Operating expenses...................       17.7       14.9       14.9       11.5       11.8
Interest expenses....................        0.9        1.3        1.3        0.6        0.5
Other (income).......................       (0.1)      (0.2)      (0.2)      (0.1)      (0.2)
(Benefit) provision for income
  taxes..............................       (1.9)      (1.9)      (2.0)       1.1        1.4
                                       ---------  ---------  ---------  ---------  ---------
Net (loss) income....................       (3.6)%      (3.6)%      (4.0)%       2.2%       2.6%
                                       =========  =========  =========  =========  =========

     NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1995.

     NET SALES. Net sales for the nine months ended September 30, 1996 decreased 26% to $53.6 million from $72.5 million in the same period of 1995. Gross sales of women's and girls' apparel decreased 20% to $38.8 million in 1996 from $48.2 million in 1995. Sales of men's and boys' products decreased 39% to $16.2 million in the first nine months of 1996 from $26.5 million in the same period of 1995. Sun believes the primary reason for these decreases was a soft retail environment in certain sectors of the screenprinted apparel market.

     Gross sales of licensed products decreased by 32% to $41.7 million in the first nine months of 1996 from $61.4 million in the first nine months of 1995. Sun believes the primary reason for this decrease was a soft retail environment in certain sectors of the screenprinted apparel market.

     Gross sales of proprietary products remained unchanged at $13.3 million in the first nine months of 1996 versus $13.3 million in the first nine months of 1995. Sun believes that sales of proprietary products held relatively firm primarily as a result of Sun's concerted effort to increase its private label business.

     Gross sales to Sun's largest three customers decreased 31% in the first nine months of 1996 versus the comparable period in 1995, primarily as a result of a soft retail environment in certain sectors of the screenprinted apparel market. Gross sales to Sun's other customers remained virtually unchanged in the first nine months of 1996 versus the first nine months of 1995, primarily as a result of Sun's concerted efforts to increase its private label business.

     Sales deductions, consisting of sales returns, discounts and allowances, decreased to $1.4 million in 1996 from $2.1 million in the first nine months of 1995. This decrease was primarily due to decreases in sales allowances due to the overall sales volume decrease for the nine months ending September 30, 1996.

     GROSS MARGIN. Gross margin as a percentage of net sales increased to 13.1% in the first nine months of 1996 from 10.5% in 1995. This increase was primarily the result of three factors. First, in the third quarter of 1995, Sun accrued over $2.0 million in inventory markdowns arising from expected losses on the sale of surplus inventory. Second, 1995 margins were negatively impacted by efforts to reduce men's inventory, including customer incentives and substitution of existing, higher value inventory to fill customer orders for lower value product. Third, in the third quarter of 1995, Sun recorded over $350,000 in charges arising from minimum royalty commitments Sun made pursuant to its license contracts that are not anticipated to be recovered through licensed product sales. The above factors were partially offset by the fact that the reduced overall sales level in 1996 had a disproportionate effect on gross margin (as a percentage of net sales) due to the diminished capacity to cover Sun's fixed costs.

     OPERATING EXPENSES. Operating expenses decreased to $9.5 million (or 17.7% of net sales) in 1996 from $10.8 million (or 14.9% of net sales) in the first nine months of 1995. The dollar decrease was primarily attributable to decreases in selling and general and administrative expenses. The increase as a percentage of sales is a result of the lower sales volume in 1996, compared to 1995.

     General and administrative expenses decreased to $4.7 million (or 9.2% of net sales) in 1996 from $6.0 million (or 8.3% of net sales) in 1995. This dollar decrease was primarily the result of elimination of positions under a restructuring plan implemented by Sun in the first quarter of 1996, and the fact that consulting expenses were $490,000 lower in the first nine months of 1996 than in the same period of 1995 (the 1995 consulting expenses were associated with Sun's 1995 re-engineering efforts).

     Selling expense decreased to $2.6 million (or 4.9% of net sales) in the first nine months of 1996 from $2.8 million (or 3.9% of net sales) in the same period of 1995. The dollar decrease was primarily the result of elimination of positions under a restructuring plan implemented by Sun in the first quarter of 1996.

     INTEREST EXPENSE. Interest expense decreased 49% to $492,000 in the first nine months of 1996 from $970,000 in 1995 primarily as a result of lower borrowing levels in the nine months of 1996.

     NET LOSS. Sun's net loss decreased to a loss of $1.9 million in the first nine months of 1996 from a loss of $2.6 million in the same period of 1995, as a result of the factors described above.

     1995 COMPARED WITH 1994.

     NET SALES. Net sales for 1995 decreased 17% to $94.0 million from $113.2 million in 1994. The primary reason for this decrease was the sales decline suffered by Sun in the second half of 1995 caused by the soft retail environment, and decreases in the sales of men's and boys' products.

     Gross sales of men's and boys' products decreased 38% to $29.8 million in 1995 from $48.2 million in 1994. Sun believes this decrease was primarily the result of the Major League Baseball strike, the non-renewal of Sun's joint Looney TunesR/National Football LeagueT license and a difficult retail sales environment.

     Women's and girls' gross sales decreased by 3.5% to $67.0 million in 1995 from $69.4 million in 1994. Sun believes this decrease was due to the soft retail environment in the second half of 1995.

     Gross sales of licensed products decreased by 11% to $79.3 million in 1995 from $88.7 million in 1994. The decrease in licensed product sales was primarily the result of the Major League Baseball strike, the non-renewal of Sun's joint Looney TunesR/National Football LeagueT license and a difficult retail sales environment.

     Gross sales of proprietary products decreased by 40% to $17.4 million in 1995 from $28.9 million in 1994. Sun believes this decrease was primarily the result of the soft retail environment and strong competition from garments bearing licensed characters and trademarks.

     Gross sales to Sun's largest three customers decreased 18% in 1995 versus sales in 1994. Gross sales to Sun's other customers decreased 18% in 1995 versus 1994. These decreases were primarily the result of the factors discussed above.

     Sales deductions, consisting of sales returns, discounts and allowances, decreased to $2.8 million in 1995 from $4.4 million in 1994. This decrease was primarily due to decreases in the amount of product returns.

     GROSS MARGIN. Gross margin as a percentage of net sales decreased to 10.0% in 1995 from 15.3% in 1994 (see "Note 1 to Financial Statements" above). This decrease was primarily the result of four factors. First, the reduced overall sales levels in 1995 had a disproportionate effect on gross margin due to the diminished capacity to cover Sun's fixed costs. Second, in the last half of 1995, Sun accrued over $2 million in one-time inventory markdowns arising from expected losses on the sale of surplus inventory. Sun believes these markdowns were necessary because of the sluggish retail market and competitive selling pressures in the screenprint environment. Third, 1995 margins were negatively impacted by efforts to reduce men's inventory, including customer incentives and substitution of existing, higher value inventory to fill customer orders for lower value product. Fourth, in the third quarter of 1995, Sun recorded over $350,000 in charges arising from minimum royalty commitments Sun made (with regard to certain of its license contracts) which are not anticipated to be recovered through licensed product sales. Sun believes these reserves for unmet minimum royalty obligations were necessary because of the overall sluggish retail market and competitive selling pressures in the screenprint environment.

     OPERATING EXPENSES. Operating expenses increased to $14.0 million (or 14.9% of net sales) in 1995 from $13.1 million (or 11.6% of net sales) in 1994 (see "Note 1 to Financial Statements -- Reclassifications" below). This increase was primarily attributable to an increase in general and administrative expenses.

     General and administrative expenses increased to $7.7 million (or 8.2% of net sales) in 1995 from $6.7 million (or 5.9% of net sales) in 1994. This increase was primarily the result of added costs associated with Sun's management information system, and $747,000 in consulting costs associated with Sun's ongoing re-engineering efforts to reduce its sourcing, printing and distribution costs.

     INTEREST EXPENSE. Interest expense increased 87% to $1,267,000 in 1995 from $677,000 in 1994 primarily as a result of higher borrowing levels and higher interest rates in 1995.

     NET (LOSS) INCOME. Sun experienced a net loss of $3.7 million for 1995 compared to net income of $2.4 million in 1994, as a result of the factors described above.

     NON-RENEWAL OF JOINT LOONEY TUNESR/NATIONAL FOOTBALL LEAGUET LICENSE. The National Football LeagueT did not renew Sun's joint license for Looney Tunes (RWarner Bros.) characters combined with National Football LeagueT team trademarks (the sell-off period under this license expired June 30, 1995). The National Football League indicated to Sun that the NFL did not renew in order to strategically consolidate the number of licensees holding rights to its properties. Sun believes its other Looney TunesR and joint Looney TunesR licenses will not be affected by this action. Sales of Looney TunesR/National Football LeagueT products were $1.8 million in 1995 and $4.5 million in 1994.

     1994 COMPARED WITH 1993.

     NET SALES. Net sales for 1994 increased 8.1% to $113.2 million from $104.8 million in 1993. The primary reason for that increase was the increase in gross sales of licensed goods from $60.4 million in 1993 to $88.7 million during 1994. The increase in licensed sales was primarily attributable to the popularity of the Warner Bros. Looney TunesR, joint Looney TunesR/Major League BaseballT and joint Looney TunesR/National Football LeagueT licensed products, and the popularity of Disney's The Lion King licensed products.

     Partially offsetting the increase in licensed products was a decrease in gross sales of proprietary products by 39.2% from $47.6 million in 1993 to $28.9 million in 1994. Sun believes this decrease was the result of increased competition from garments bearing licensed designs, and of the overall sales decrease in men's and boys' products.

     Gross sales of women's and girls' apparel increased 91% to $69.4 million in 1994 from $36.3 million in 1993. Sun believes this increase was due to the strong design and merchandising abilities of this division, coupled with a strong license portfolio, which resulted in strong sell-through at retail.

     Gross sales of men's and boys' products decreased 32% to $48.2 million in 1994 from $71.2 million in 1993. Sun believes this decrease was primarily attributable to reduced sales calling efforts and garment sourcing issues caused by staff turnover that occurred in 1994 and the Major League BaseballT and National Hockey LeagueT strikes.

     Gross sales to Sun's largest three customers increased 16.2% in 1994 versus 1993. This increase was primarily the result of sales increases to Sun's third largest customer in 1994. Gross sales to Sun's other customers decreased 27.2% in 1994 versus 1993. This decrease was primarily the result of decreases in sales of men's and boys' products.

     Sales deductions, consisting of sales returns, discounts and allowances, increased to $4.4 million in 1994 from $3.2 million in 1993. The increase was primarily due to two factors. First, sales allowances increased due to the higher sales levels in 1994. Second, one large order was returned in the second quarter of 1994 due to distribution errors.

     GROSS MARGIN. Gross margin as a percentage of net sales decreased to 15.3% in 1994 from 16.1% in 1993. This decrease was primarily the result of the fact that sales of "cut-and-sewn" products -- which generally carried lower margins than package products -- were higher in the 1994 period, sales returns and allowances were higher in 1994 than in 1993, and distribution costs increased in 1994 due to expanded sales to Sun's third largest customer (this customer had greater requirements for product ticketing, hangering and packaging). The above factors were partially offset by lower levels of sub-contract printing (which is less profitable than in-house printing) in 1994 versus 1993; and higher levels of licensed products sales (which generally carried higher margins than proprietary products) in 1994 than in 1993.

     OPERATING EXPENSES. Operating expenses increased to $13.1 million (or 11.6% of net sales) in 1994 compared to $12.3 million (or 11.8% of net sales) for 1993. This dollar increase was primarily attributable to increases in selling, design-pattern, and general-administrative expenses in 1994. The 1994 increase was partially offset by $898,000 in charges recorded in 1993 associated with the closure of Sun's Johnson City, Tennessee "cut-and-sew" facility. See "Note 4 to Financial Statements" below.

     Selling expense increased to $3.8 million or 3.3% of net sales in 1994 from $3.4 million or 3.2% of net sales in 1993. The dollar increase was primarily the result of the costs of additional personnel hired to support the higher 1994 sales volume in the Women's and Girls' Division and non-recurring severance payments.

     Design and pattern expense increased to $2.5 million or 2.2% of net sales in 1994 from $2.3 million or 2.2% of net sales in 1993. The dollar increase was primarily due to "learning curve" costs associated with Sun's computer-aided-design system.

     General and administrative expense increased to $6.7 million or 5.9% of net sales in 1994 from $5.7 million or 5.4% of net sales in 1993. This increase was primarily the result of the start-up costs associated with Sun's management information system and the costs of additional personnel hired to support the higher 1994 sales volume in the Women's and Girls' Division.

     INTEREST EXPENSE. Interest expense for 1994 was $676,000 versus $519,000 in 1993, as a result of higher borrowing levels and higher interest rates.

     NET INCOME. Net income decreased to $2.4 million in 1994 from $2.7 million in 1993, as a result of the factors described above.

QUARTERLY NET SALES-SEASONALITY

     Sun's net sales fluctuate from quarter to quarter. Quarterly net sales for the first nine months of 1996, and the years 1995 and 1994 are set forth below.

                                                                  NET SALES
                                                        (DOLLAR AMOUNTS IN THOUSANDS)
                                        --------------------------------------------------------------
                                        FIRST NINE
                                          MONTHS            YEAR ENDING               YEAR ENDING
                                          OF 1996        DECEMBER 31, 1995         DECEMBER 31, 1994
                                        -----------     --------------------     ---------------------
                                          AMOUNT        AMOUNT      PERCENT       AMOUNT      PERCENT
                                        -----------     -------     --------     --------     --------
First Quarter........................     $24,433       $25,720         27.4%    $ 27,224         24.0%
Second Quarter.......................      20,035        30,582         32.5       27,375         24.2
Third Quarter........................       9,134        16,225         17.3       26,634         23.6
Fourth Quarter.......................         n/a        21,438         22.8       31,980         28.2
Total................................     $53,602       $93,965        100.0%    $113,213        100.0%

     Sun's highest sales and heaviest production demands generally occur in the first, second and fourth quarters of each year. During the first, second and fourth quarters, spring and summer products (which include T-shirts, tank tops, shorts and similar garments) and back-to-school products are produced and sold. During the third and part of the fourth quarter, winter season products (which include sweatshirts and long sleeve T-shirts) and holiday products are produced and sold.

LIQUIDITY AND CAPITAL RESOURCES

     Sun finances working capital needs primarily from "internally generated funds" (which Sun defines as net income plus depreciation) and short term borrowing under a credit agreement. In February 1996, Sun entered into a credit agreement with Heller Financial, Inc. ("Heller"). The Heller credit agreement provides for a line of credit (including commercial letters of credit) of up to $24 million and expires in February 1998. At September 30, 1996, approximately $9.0 million was available for borrowing. The borrowing rate for the revolving portion of the line is the prime rate. All Sun's assets, including accounts receivable and inventories, are pledged as security for borrowings under the Heller credit agreement. Under the agreement, the amount borrowed at any time, together with letters of credit issued on behalf of Sun, may not exceed 85% of eligible accounts receivable plus 60% of eligible inventory, up to $8.5 million. The Heller credit agreement requires compliance with certain financial covenants principally relating to working capital, tangible net worth, ratio of debt to equity, capital expenditures, minimum earnings (before taxes, interest and depreciation), restrictions on the payment of dividends and restrictions on the incurrence of long-term debt. In September 1996 the Heller agreement was amended to relax certain of these debt covenants. Sun was in compliance with the amended Heller debt covenants at September 30, 1996.

     Inventory levels decreased by $4.2 million or 18% from December 31, 1995 to September 30, 1996 primarily as a result of Sun's concerted efforts to operate its business with lower levels of inventory. Sun believes there was approximately $1.3 million (net of previously recorded markdown reserves of $1.9 million) of impaired inventory on hand at September 30, 1996, which is expected to be sold at little or no margin by year end 1996. As a result, Sun believes its gross margin will be negatively impacted in the last three months of 1996 by 1% to 2% of net sales.

     Accounts receivable decreased by 50% to $6.5 million at September 30, 1996 from $13.1 million at December 31, 1995, primarily as a result of lower sales in the third quarter of 1996 than in the fourth quarter of 1995.

     Sun has an agreement with Heller Financial, Inc., that is intended to transfer Sun's accounts receivable collection risk to Heller, for essentially all of its customers other than Target and Wal-Mart. Under the agreement, Heller assumes 100% of the collection risk associated with Sun's covered receivables and Heller receives a fee equal to .65% of the gross amount of the Kmart receivable and .55% of the gross amount of all other covered receivables for assuming such collection risk.

     Notes payable (borrowings under Sun's line of credit) decreased $10.1 million or 75% from December 31, 1995 to September 30, 1996. The decrease in notes payable was primarily the result of the reduction in inventory and accounts receivable that occurred during the first nine months of 1996.

     During the first nine months of 1996, Sun purchased approximately $400,000 of machinery and equipment for production, warehouse, distribution and office use. Sun anticipates that total expenditures for machinery and equipment will be less than $120,000 during the remainder of 1996.

     Sun's primary ongoing cash needs are for working capital and capital expenditures. Sun believes that its cash needs through the remainder of 1996 will be met by borrowings under its Heller credit facility.

INFLATION

     From time to time, Sun's suppliers of blank garments and materials increase their prices. Further, Sun increases its employees' compensation relative to increases in the cost of living. Sun's mass merchant customers have historically sold Sun's more basic products at predetermined sales price points, many of which have not risen during the last few years. Because Sun's customers generally operate on a fixed markup percentage, their strategy of not increasing their sales price points has made it difficult for Sun to pass on any cost increases relative to its more basic products.

                                BUSINESS OF BSI

     BSI designs, sources, prints and markets moderately-priced sportswear, including sportswear featuring various licensed character images. BSI also markets sportswear decorated with its proprietary designs and creates private label programs for its major retail customers. In addition, BSI distributes undecorated garments to over 12,000 customers, which typically decorate the product for later sale. BSI's strategy is to maximize shareholder value through strategic acquisitions and by introducing new products, broadening its customer base and expanding its channels of distribution.

     BSI began operations in 1974 as a distributor of undecorated garments, primarily T-shirts and sweatshirts. Since that time, BSI has expanded its products to include sportswear decorated with licensed character images and proprietary graphic designs. BSI's products are developed by its in-house merchandising and art staff, sourced through a network of domestic and international suppliers, decorated by BSI and marketed through a combination of in-house and outside sales representatives.

BUSINESS STRATEGY

     BSI's business strategy is to maximize stockholder value by building a highly profitable and diversified sportswear company through internal growth and strategic acquisitions. BSI has adopted the strategies described below.

     INTERNAL GROWTH STRATEGY

     Expand product line. Since BSI's inception, its products have expanded from a basic line of T-shirts and sweatshirts to a broader collection of sportswear. BSI expects to continue to develop and market new products with an emphasis on its department store sportswear line, proprietary products and private label programs for its larger retail customers.

     Expand license portfolio. BSI's significant growth has been achieved, in part, as a result of its ability to develop and enhance long-term relationships with key licensors. Through these relationships, BSI has been successful in expanding the scope of its existing licensed properties. In addition, BSI continuously evaluates and pursues new licensing opportunities. BSI believes it has been successful in obtaining new licenses as a result of its historical performance with its existing license portfolio.

     Increase penetration of existing accounts and selectively expand account base. A continued expansion in BSI's product lines and license portfolio may enable BSI to further penetrate its existing customer base by expanding the number of departments that sell its products at a particular retailer. In addition, BSI is pursuing, through its key account sales representatives, numerous other large retail customers and has established a telemarketing program to market its products to smaller regional retailers.

     Pursue international opportunities. Although BSI's primary focus is the domestic market, it is currently evaluating opportunities to sell its products in various other countries through a combination of direct sales and distribution arrangements.

     ACQUISITION GROWTH STRATEGY

     BSI's acquisition program has resulted in significant growth for the company over the last five years. BSI has completed five acquisitions since 1990, each of which it believes brought significant strategic advantages to its business. In September 1990, BSI purchased the operating assets of CC Creations ("CC Creations"), its then largest subcontract screen printer, in order to improve costs and control the quality of its screen printing operations. In July 1991, BSI purchased Capital Industries, Inc. ("Capital Industries") to enter the uniform and specialty products business. In November 1994, BSI purchased Velva Sheen, an operating division of American Marketing Industries, Inc. ("Velva Sheen"), to enter the licensed character market and expand its decorated sportswear business. In December 1995, BSI purchased the operating assets of Needleworks, Inc. ("Needleworks"), a contract embroidery operation in Millersburg, Pennsylvania, in order to improve costs and control quality in its embroidery product line. Most recently, in August 1996, BSI purchased the operating assets of Plymouth Mills, Inc. ("Plymouth"), which expanded the company's participation in the proprietary and private label markets and strengthened its sales, marketing and sourcing capabilities.

     BSI has established certain criteria which are used to evaluate acquisition opportunities. It is anticipated that acquisitions will remain a key component of BSI's long-term growth plan.

PRODUCTS

     BSI's principal products are T-shirts and fleecewear, in youth and adult sizes. Presently, BSI's products consist of four distinct lines: (i) licensed character, (ii) collegiate logo, (iii) private label, and (iv) proprietary. A variety of decorating techniques are used to decorate blank garments with graphic designs. The techniques include screen printing in up to ten colors, belt printing, direct embroidery, applique, combination applique and screen print and flock transfer. A significant portion of the graphic designs involve creative enhancements of fictional cartoon characters, collegiate logos and other identifying marks made available under license agreements from licensors, including Disney Enterprises, Inc. ("Disney"), Warner Bros., Chic by H.I.S., Major League BaseballT and most major colleges and universities.

     BSI's products are available in a wide variety of colors, styles and fabric weights. T-shirts are available in solid, stripe, roll sleeve, weathered natural and micro-stripe styles, and range in fiber content from 50 percent cotton/50 percent polyester to 100 percent cotton. BSI's fleecewear products range from seven ounce to eleven ounce in weight. Garments are sourced from domestic and foreign mills and are decorated at BSI's facilities in Cincinnati, Ohio, Staten Island, New York, Millersburg, Pennsylvania and College Station, Texas. In addition to basic sportswear, products offered by BSI include windsuits, denim jackets, parkas, canvas shorts and knit shirts.

     Screen print designs are developed from ideas obtained from the company's evaluation of industry trends, visits to fashion and trade shows, and most significantly, frequent meetings with apparel label owners and major customers. Sales managers work closely with BSI's merchandisers, designers and artists to develop appropriate styles and color shades. The design process is interactive, requiring the creation and delivery of numerous samples for customer feedback and further changes. For larger customers, the design staff typically incorporates minor styling changes to a basic design to create a unique line for the customer.

     BSI designers are responsible for new product development. The designers are dedicated to licensed character products and the various sportswear divisions. Each designer heads a design studio staffed by dedicated artists.

     BSI devotes considerable resources to ensuring that its products are of a high quality. The quality control department is responsible for monitoring all phases of screen print production and ensuring that purchased garments meet the company's quality standard. BSI believes that its product quality is among the highest in its market segment.

     BSI's blank distribution operations are conducted under the name Gulf Coast Sportswear ("Gulf Coast"). Gulf Coast sells basic T-shirts and sweatshirts, golf shirts, baseball shirts, athletic jackets, athletic jerseys and shorts to screen printers, embroiderers, advertising and specialty companies, retailers, sporting good outlets and uniform suppliers, which in turn typically decorate the product for later sale. Gulf Coast purchases its inventory in bulk quantities and distributes products to over 12,000 customers from eight warehouses. BSI believes that its blank distribution operation offers one of the broadest product lines in the industry.

LICENSES AND TRADEMARKS

     BSI has increased sales and expanded its product line by obtaining rights through licenses to manufacture and market products with recognizable character images. These license agreements include the rights to use fictional character images and trade names such as Disney's Mickey Mouse, Disney's Winnie the Pooh and various Looney TunesQcharacters (including Bugs BunnyQ and the Tazmanian DevilQ). In addition, BSI has e ntered into license agreements with respect to the manufacturing and marketing of collegiate apparel for most major colleges and universities, as well as Major League BaseballT.

     Many of BSI's license agreements limit sales of products to certain market categories. BSI's licenses are typically for a term of one-to-two years but are terminable on 30 days notice. These license agreements generally require minimum annual payments and certain quality control procedures. Further, these license agreements give the licensor the right to approve licensed products offered by BSI and to terminate the license if BSI does not satisfy its contractual obligations in any material respect. Pursuant to these license agreements, royalties generally range from 7% to 13% of net sales for products sold.

     BSI has registered and owns a variety of trademarks under which a number of BSI's products are sold. BSI believes that its trademarks have significant value in the marketing and sale of its proprietary products.

SALES, MARKETING AND DISTRIBUTION

     BSI utilizes approximately 45 independent sales representatives that sell one or more of the company's product lines. In addition, 11 key account executives concentrate on national retail accounts including Wal-Mart, Kmart, J.C. Penney, Target, Hills Stores Co. and Venture Stores Inc. Given the importance of serving major accounts, BSI assigns a national sales manager to oversee all Wal-Mart activities and more than thirty sales representatives to service the Wal-Mart account. Management believes that a combination of key account sales representatives and independent sales representatives gives BSI a thorough penetration of the retail marketplace. Independent sales representatives are compensated on a commission-only basis with rates averaging 6.0% and ranging from 1% to 10% of net sales. Key account sales representatives are salaried employees with bonus incentives tied to sales and profitability. Territories for independent sales representatives are determined by geographical location, markets covered, and products sold.

     In addition to independent sales representatives, BSI has a presence in New York City's garment district. BSI has a 4,200 square foot showroom, specializing in women's, men's and boys' apparel, located at 1411 Broadway, and a 1,900 square foot showroom, specializing in children's apparel, located at 112 West 34th Street. BSI's products are presented at a number of trade shows, including the semi-annual MAGIC Show.

     In 1995, sales to mass merchants such as Wal-Mart, Kmart and Target, accounted for approximately 23%, department stores and souvenir and gift stores accounted for approximately 22%, and other customers accounted for approximately 54% of BSI's net sales. In 1995, net sales to Wal-Mart accounted for 19.3% of BSI's net sales, and no other single customer accounted for more than 5% of BSI's net sales. The loss of, or significantly decreased sales to, Wal-Mart or other significant customers could have a material adverse effect on BSI's financial condition and results of operations.

COMPETITION

     The apparel industry is highly competitive. Several of BSI's competitors have substantially greater financial, distribution, marketing and other resources, including greater brand awareness. BSI competes with numerous apparel vendors, including those with their own retail stores, as well as department stores, specialty stores, retail chains and mass merchandisers who sell apparel under their own labels and whose merchandise displays licensed characters, and colors and symbols of professional sports teams and colleges and universities. Competitive factors include product quality, price, ability to meet delivery requirements and other aspects of customer service, changes in styles and consumer preferences, and the limited availability of customer shelf and rack space.

SOURCING OF GARMENTS

     BSI sources each of its product lines based on the individual design, styling and quality specifications of such products. BSI sources the majority of its products through large domestic mills and independently owned contractors with manufacturing facilities primarily in the United States, China, Guatemala, Pakistan and Mexico. BSI believes that outsourcing the manufacture of blank garments allows it to enhance production flexibility and capacity while substantially reducing capital expenditures and avoiding the expense of managing a large production work force.

     BSI contracts for the manufacture and sewing of its products with numerous domestic and overseas contractors. During 1995, approximately 60% of BSI's products purchased were manufactured by four major domestic suppliers. The balance of BSI's products were manufactured by smaller domestic mills or in foreign countries. BSI anticipates that the percentage of garments which are imported may increase primarily due to its increasing decorated sportswear sales.

     BSI utilizes sourcing agents which assist it in selecting and overseeing foreign third-party contractors and monitoring quotas and other trade regulations. BSI's production staff and sourcing agents oversee all aspects of apparel manufacturing and production. BSI and its sourcing agents separately negotiate with suppliers for the purchase of fabrics which are then purchased either by BSI or by its contractors.

     BSI generally orders products from foreign sources in situations where the magnitude of the order received and the amount of lead time prior to delivery of the order are sufficient. Since many customer orders change with respect to colors, sizes, allotments or assortments prior to the delivery date, BSI must estimate production requirements in order to secure necessary fabrics and manufacturing capacity.

     There are no formal arrangements between BSI and any of its contractors or suppliers; however, BSI believes that its relationships with its contractors and suppliers are good.

     BSI's quality control program is designed to ensure that all goods bearing BSI's or its licensor's trademarks meet its standards. With respect to its products, BSI develops and inspects prototypes of each product type, establishes fittings based on the prototype, inspects samples and, through its employees or sourcing agents, inspects fabric prior to cutting. BSI or its sourcing agents inspect the final product prior to shipment to BSI's facilities.

FACILITIES AND EQUIPMENT

     BSI has advanced computerized art and graphic equipment, 32 fully automatic screen printers, and 12 manual screen printers used for shorter production runs. This equipment enables BSI to design and produce products to customer specifications. In addition, BSI operates embroidery production facilities, which operate 32 advanced embroidery machines from facilities located in Millersburg, Pennsylvania and College Station, Texas.

     BSI's printing and embroidery operations are performed from five facilities aggregating approximately 310,000 square feet. The distribution of undecorated blank apparel is conducted from eight warehouses with an aggregate of approximately 205,000 square feet located throughout the southern United States. BSI also maintains a cut and sew facility in Dallas, Texas, two showrooms in the garment district of New York City, and an administrative office in Clute, Texas.

EMPLOYEES

     As of November 30, 1996, BSI had approximately 1,154 full time employees of whom 166 were salaried, 974 were hourly and 14 were paid on a combination of salary and commission basis. In addition, at such date, 119 persons were engaged as independent contractors working on a commission only basis. BSI believes relations with its employees are good.

EXECUTIVE OFFICERS AND DIRECTORS OF BSI

     The table below sets forth certain information regarding the executive officers and directors of BSI:

   NAME                    AGE               POSITION(S)
------------------------   ---   -----------------------------------------------
Randall B. Hale.........   34    Chairman of the Board, Director
J. Ford Taylor..........   39    Chief Executive Officer, President and Director
Nolan Lehmann...........   52    Director
Michael S. Chadwick.....   45    Director
Alan Elenson............   47    Director
F. Clayton Chambers.....   37    Vice President, Chief Financial Officer,
                                  Treasurer and Secretary

     RANDALL B. HALE. Mr. Hale has been a director of BSI since February 1993 and chairman of the board since May 1994. He has served as a vice president of Equus II and Equus Capital Management Co. ("Equus") since November 1992 and a director of Equus since February 1996. From June 1985 to October 1992, he was employed by Andersen Worldwide. Mr. Hale is a director of American Residential Services, Inc. Mr. Hale is also a director of numerous privately-owned companies. Mr. Hale is a certified public accountant.

     J. FORD TAYLOR. Mr. Taylor has been employed by BSI since August 1990 when a company he founded, CC Creations was purchased by BSI. From August 1990 to December 1993 he served as president of the Red Oak/CC Creations facility in College Station, Texas. In December 1993, he was promoted to vice president -- operations of the decorated sportswear operations of BSI. In August 1995, Mr. Taylor was promoted to chief operating officer of the decorated sportswear operations and in August 1996, he was elected to his present position of president and chief executive officer of BSI.

     NOLAN LEHMANN. Mr. Lehmann has been a director of BSI since February 1989. He has served as a director and president of Equus since 1980, and as a director and president of Equus II since inception. Prior to joining Equus, Mr. Lehmann served in a number of executive management positions with Service Corporation International from 1973 to 1980. Mr. Lehmann is also a director of Allied Waste Industries, Inc., American Residential Services, Inc., Drypers Corporation and Garden Ridge Corporation. In addition, he serves as a director of numerous privately-owned companies. Mr. Lehmann is a certified public accountant.

     MICHAEL S. CHADWICK. Mr. Chadwick has been a director of BSI since February 1989. He is senior vice president and a managing director of the corporate finance department of Sanders Morris Mundy, a Houston-based financial services and investment banking firm. From 1988 to August 1994, Mr. Chadwick served as president of Chadwick, Chambers & Associates, Inc., an investment and merchant banking firm specializing in corporate finance services. Mr. Chadwick presently serves on the Board of Directors of Watermarc Food Management Company and Blue Dolphin Energy Company, publicly traded corporations, and Moody-Price, Inc., a privately-held corporation.

     ALAN ELENSON. Mr. Elenson has been a director of BSI since August 1996. He founded Plymouth in 1975 and owned and operated Plymouth prior to its acquisition by BSI in August 1996. Mr. Elenson is president of BSI's Plymouth Mills operation.

     F. CLAYTON CHAMBERS. Mr. Chambers has been vice president, chief financial officer, treasurer and secretary of BSI since November 1994. Mr. Chambers was a principal in the firm of Chadwick, Chambers & Associates, Inc., an investment banking firm located in Houston, Texas, from June 1988 until October 1994.

BSI EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid or accrued during the fiscal years ended December 31, 1995, 1994 and 1993 by BSI to the executive officers of BSI who are anticipated to become executive officers of Sun:

                                             ANNUAL COMPENSATION
                                       -------------------------------
                                         YEAR      SALARY      BONUS
                                       ---------  ---------  ---------
Randall B. Hale(1)...................       1995     --         --
                                            1994     --         --
                                            1993     --         --
J. Ford Taylor.......................       1995  $  92,311  $  55,000
                                            1994  $  75,000  $  55,000
                                            1993  $  75,000  $  55,000
F. Clayton Chambers..................       1995  $  95,308     --
                                            1994  $  28,000     --
                                            1993     --         --
------------
(1) Mr. Hale is an officer of Equus II, BSI's controlling stockholder, and serves as chairman of the board of BSI in connection with his position at Equus II.

     No options were granted to or exercised by the BSI executive officers named above during the fiscal year ended December 30, 1995.

     Each non-employee BSI board member receives an annual fee of $16,000 for his service on the BSI board of directors and reimbursement of travel expenses incurred for attendance at meetings.

BRAZOS ANNUAL INCENTIVE COMPENSATION PLAN.

     Effective December 30, 1995, Brazos implemented its Annual Incentive Compensation Plan (the "Incentive Plan"), a nonqualified compensation plan for its full-time employees which provides that a percentage of the company's annual net income after taxes be distributed among participating employees based on their annual base salaries.

     Prior to each fiscal year, the board of directors of Brazos establishes a minimum income threshold (the "Threshold") which the company must attain before payouts to Incentive Plan participants will be made under the Incentive Plan. At the end of each fiscal year, after annual financial results have been finalized, a percentage of the company's after-tax income, net of the Threshold, is distributed to each participating employee up to a maximum percentage of his or her annual base income.

     The Incentive Plan is administered by a compensation committee and is subject to amendment, modification or termination by the board of directors of Brazos at any time in its sole discretion.

EMPLOYMENT AGREEMENTS

     BSI has entered into employment agreements with Messrs. Taylor and Chambers which provide for current annual salaries of $250,000 and $150,000, respectively. The agreements with Messrs. Taylor and Chambers provide for terms expiring December 31, 1999. Mr. Taylor's agreement provides for minimum cash bonuses of $15,000, $17,500 and $20,000 for calendar years ending 1997, 1998 and 1999, respectively, and for discretionary bonuses. Mr. Chambers' agreement provides for minimum cash bonuses of $5,000, $7,500 and $10,000 for calendar years ending 1997, 1998 and 1999, respectively, and for discretionary bonuses. In addition, the agreements with Messrs. Taylor and Chambers provide that upon termination of employment, each officer shall be prohibited from competing with BSI for a period of two years.

                          BSI SELECTED FINANCIAL DATA

     The following selected financial data as of and for the years ended December 31, 1991 through 1994 and as of and for the year ended December 30, 1995, has been derived from the audited financial statements of BSI. The information presented as of and for the thirty-nine weeks ended September 28, 1996 and September 30, 1995, was derived from the unaudited financial statements of BSI. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which BSI considers necessary for a fair presentation of the financial position and result of operations for these periods. Operating results for the thirty-nine weeks ended September 28, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 28, 1996. The selected financial information should be read in conjunction with the "BSI Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of BSI and the Notes thereto included elsewhere herein.

                                         THIRTY-NINE WEEKS                  AS OF AND FOR THE YEAR ENDED
                                        --------------------   ------------------------------------------------------
                                        SEPT 28,    SEPT 30,    DEC. 30,   DEC. 31,   DEC. 31,   DEC. 31,   DEC. 31,
                                          1996        1995        1995       1994       1993       1992       1991
                                        --------    --------   ----------  ---------  ---------  ---------  ---------
                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales............................   $127,531    $ 99,995   $  131,020  $  76,754  $  60,850  $  48,069  $  41,275
Costs of good sold...................     94,869      80,202      106,576     64,846     51,640     39,376     33,938
                                        --------    --------   ----------  ---------  ---------  ---------  ---------
Gross profit.........................     32,662      19,793       24,444     11,908      9,210      8,693      7,337
Operating expenses...................     24,171      19,043       25,549     10,221      7,285      7,511      5,920
                                        --------    --------   ----------  ---------  ---------  ---------  ---------
Operating income (loss)..............      8,491         750       (1,105)     1,687      1,925      1,182      1,417
Other (income) expense
     Interest expense, net...........      3,063       2,529        3,695      1,663      1,153      1,056      1,013
     Other, net......................       (280)        -0-          (22)       -0-         89         80        (14)
                                        --------    --------   ----------  ---------  ---------  ---------  ---------
Income (loss) before income taxes and
  extraordinary item.................      5,708       1,779       (4,778)        24        683         46        418
Provision (benefit) for income
  taxes..............................      1,065        (512)        (338)        99        254         87        165
                                        --------    --------   ----------  ---------  ---------  ---------  ---------
Income (loss) before extraordinary
  item...............................      4,643      (1,267)      (4,440)       (75)       429        (41)       253
Extraordinary item -- Gain on
  extinguishment of debt.............        -0-         500          500        -0-        -0-        -0-        -0-
                                        --------    --------   ----------  ---------  ---------  ---------  ---------
Net income (loss)....................   $  4,643    $   (767)  $   (3,940) $     (75) $     429  $     (41) $     253
                                        ========    ========   ==========  =========  =========  =========  =========
Primary net income (loss) per common
  and common equivalent share........      $0.24      $(0.05)      $(0.26)    $(0.01)     $0.03  $  --          $0.03
                                        ========    ========   ==========  =========  =========  =========  =========
Fully diluted net income (loss) per
  common and common equivalent
  share..............................      $0.23      N/A         N/A         N/A        N/A        N/A        N/A
                                        ========    ========   ==========  =========  =========  =========  =========
BALANCE SHEET DATA:
Working capital......................   $  6,232               $   (1,592) $   5,927  $   1,409  $   1,951  $   1,176
Total assets.........................    109,646                   47,070     45,049     20,565     23,092     17,690
Long term debt, including current
  portion............................     33,276                    9,143      9,621      2,496      3,118      3,808
Mandatorily redeemable preferred
  stock..............................      7,447                      945     --         --         --         --
Shareholders' equity (deficit).......      3,666                     (689)     3,221      2,654      2,130        957

------------
Note 1: See "BSI Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisitions" and Note 1 of "Notes to Consolidated Financial Statements" for information on the Company's acquisitions.

Note 2: All per share information has been retroactively restated for the 37.912252-for-1 stock split to be effected in the Merger.

 BSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE BSI FINANCIAL STATEMENTS AND RELATED NOTES CONTAINED ELSEWHERE IN THE JOINT PROXY STATEMENT/PROSPECTUS.

ACQUISITIONS

     BSI's acquisition program has resulted in significant growth for the company over the last five years. BSI has completed five acquisitions since 1990, each of which it believes brought strategic advantages to its business. In September 1990, BSI acquired CC Creations, its then largest subcontract screen printer, in order to improve costs and control the quality of its screen printing operations. In July 1991, BSI acquired Capital Industries to enter the uniform and specialty products business. In November 1994, BSI acquired Velva Sheen to enter the licensed character market and expand its decorated sportswear business. In December 1995, BSI acquired Needleworks, a contract embroidery operation, in order to improve costs and control quality in its embroidery product line. Most recently, in August 1996, BSI acquired Plymouth, which expanded the company's presence in the proprietary and private label markets and strengthened its sales and marketing and sourcing capabilities.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the components of BSI's statements of operations expressed as a percentage of net sales. In 1995, BSI changed its year-end from December 31 to a 52-53 week accounting period ending on the Saturday closest to December 31.

                                          THIRTY-NINE WEEKS
                                                ENDED                          YEAR ENDED
                                        ----------------------      --------------------------------
                                        SEPT. 28     SEPT 30,       DEC. 31     DEC. 31     DEC. 30
                                          1996         1995           1995        1994        1993
                                        ---------    ---------      --------    --------    --------
Net sales............................     100.0%       100.0%         100.0%      100.0%      100.0%
Cost of goods sold...................      74.4%        80.2%          81.3%       84.5%       84.9%
                                        ---------    ---------      --------    --------    --------
Gross profit.........................      25.6%        19.8%          18.7%       15.5%       15.1%
Operating expenses...................      18.9%        19.0%          19.5%       13.3%       12.0%
                                        ---------    ---------      --------    --------    --------
Operating income (loss)..............       6.7%          .8%           (.8)%       2.2%        3.1%
Other expense (income)
     Interest expense................       2.4%         2.5%           2.8%        2.2%        1.9%
     Other, net......................       (.2%)         .0%            .0%         .0%          1%
                                        ---------    ---------      --------    --------    --------
Income (loss) before income taxes and
  extraordinary item.................       4.5%        (1.8%)         (3.6%)        .0%        1.1%
Provision for income taxes...........        .8%         (.5%)          (.2%)        .1%          4%
                                        ---------    ---------      --------    --------    --------
Income (loss) before extraordinary
item.................................       3.7%        (1.3%)         (3.4%)       (.1%)         7%
Extraordinary item-gain on
  extinguishment of debt.............     --              .5%            .4       --          --
                                        ---------    ---------      --------    --------    --------
Net income...........................       3.7%         (.8%)         (3.0%)       (.1%)        .7%
                                        =========    =========      ========    ========    ========

     THIRTY-NINE WEEKS ENDED SEPTEMBER 28, 1996 COMPARED WITH THE THIRTY-NINE WEEKS ENDED SEPTEMBER 30, 1995.

     BSI's net sales increased approximately $27.5 million, or 27.5%, from $100.0 million in 1995 to $127.5 million in 1996. This increase was primarily attributable to increased unit sales resulting from new character licenses acquired in late 1994 and early 1995 and the completion of the acquisition of Plymouth, which contributed $7.9 million of sales during the period.

     BSI's gross profit increased $12.9 million, or 65.0%, from $19.8 million in 1995 to $32.7 million in 1996, principally as a result of the increase in decorated product sales. Overall gross profit margin increased to 25.6% in 1996 from 19.8% in 1995, primarily as a result of: (i) increased sales volume which resulted in improved operating efficiencies; (ii) improved sourcing and manufacturing which resulted in lower cost of goods sold; (iii) improved pricing for BSI's imported fleece product line; and
(iv) reduced embroidery production costs as a result of BSI's acquisition of Needleworks. In addition, gross profit margins were lower in 1995 as a result of costs incurred in connection with a restructuring of the Velva Sheen operations implemented during 1995 and increased reserves recorded for slow moving inventory at Velva Sheen.

     Operating expenses increased $5.1 million, or 26.9%, from $19.0 million in 1995 to $24.2 million in 1996. The increase principally resulted from higher commission and royalty expense due to increased decorated product sales and additional administrative costs as a result of the Needleworks and Plymouth acquisitions. Additionally, in 1996 BSI recorded increased compensation expense pursuant to its incentive compensation plan. As a percentage of sales, operating expenses remained substantially unchanged at 19.0% in 1995 and 18.9% in 1996.

     Interest expense increased $0.5 million, or 21.1%, from $2.5 million in 1995 to $3.1 million in 1996, primarily as a result of increased borrowings under BSI's credit facility to fund its greater working capital needs and borrowings incurred in connection with the Plymouth acquisition.

     Income tax expense is recorded in 1996 net of an operating loss carryforward of approximately $3.0 million.

     YEAR ENDED DECEMBER 30, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1994

     BSI's net sales increased $54.3 million, or 70.7%, from $76.8 million in 1994 to $131.0 million in 1995. The increase in sales was primarily the result of the completion of the acquisition of Velva Sheen in November 1994. In addition, BSI's undecorated product sales increased during 1995 primarily as a result of the introduction of a fulfillment program for Wal-Mart.

     BSI's gross profit increased $12.5 million, or 105.3%, from $11.9 million in 1994 to $24.4 million in 1995, as a result of the increase in sales from the Velva Sheen acquisition. Overall gross profit margin increased from 15.5% in 1994 to 18.7% in 1995, primarily as a result of a change in sales mix toward higher margin decorated product sales due to the Velva Sheen acquisition.

     Operating expenses increased $15.3 million from $10.2 million in 1994 to $25.5 million in 1995. As a percentage of sales, operating expenses increased from 13.3% in 1994 to 19.5% in 1995. The increase was attributable primarily to increased commissions and royalties on decorated product sales from Velva Sheen's operations and increased administrative costs related to the integration of its business.

     Interest expense increased $2.0 million from $1.7 million in 1994 to $3.7 million in 1995. The increase in interest expense was primarily attributable to an increase in borrowings under BSI's credit facility to fund its increased working capital needs and borrowings incurred in connection with the Velva Sheen acquisition.

     YEAR ENDED DECEMBER 30, 1994 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1993

     BSI's net sales increased $15.9 million, or 26.1%, from $60.8 million in 1993 to $76.8 million in 1994. This increase was primarily attributable to increased sales of undecorated products and the completion of the acquisition of Velva Sheen, which contributed $5.5 million of sales during the year.

     BSI's gross profit increased $2.7 million, or 29.3%, from $9.2 million in 1993 to $11.9 million in 1994, as a result of the increased decorated product sales related to the completion of the Velva Sheen acquisition and improved margins on sales of undecorated products.

     Operating expenses increased $2.9 million, or 40.3%, from $7.3 million in 1993 to $10.2 million in 1994. As a percentage of sales, operating expenses increased from 12.0% in 1993 to 13.3% in 1994, primarily due to increased general and administrative expenses incurred in anticipation of the acquisition of Velva Sheen and increased sales and marketing expenses related to the development of a new sportswear line in 1994.

     Interest expense increased $0.5 million, or 44.2%, from $1.2 million in 1993 to $1.7 million in 1994, as a result of increased borrowings under BSI's credit facility to fund its increased working capital needs and borrowings incurred in connection with the Velva Sheen acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     BSI has financed its acquisitions and sales growth through a combination of borrowings under its bank lines of credit, bank term loans and normal trade credit, private placements of equity and debt securities and operating cash flow.

     BSI, through its principal operating subsidiary, Brazos, maintains a $53 million line of credit, subject to collateral limitations, and a $12 million term loan facility. As of September 28, 1996, Brazos had an aggregate borrowing base under the line of credit of $48.6 million, based on existing collateral. Advances under this line are based on a percentage of Brazos' inventory and receivables. Of its borrowing base, $8.6 million remained unused at September 28, 1996. Interest on the line of credit is payable at prime plus .5% or the Eurodollar base rate plus 2.75%. Brazos' term loan facility requires principal payments of $0.2 million per month and had an outstanding balance of $11.8 million on September 28, 1996. Interest on the term loan facility is payable at prime plus 1.5% or the Eurodollar base rate plus 3.5%.

     Since the beginning of 1994, BSI's capital expenditures, including facilities and equipment, totaled $1.4 million. BSI presently has no significant commitments to incur capital expenditures.

     THIRTY-NINE WEEKS ENDED SEPTEMBER 28, 1996 COMPARED WITH THE THIRTY-NINE WEEKS ENDED SEPTEMBER 30, 1995.

     BSI used $12.1 million of cash from operating activities in 1996 versus $4.7 million in 1995. Although the company experienced an increase in net income of $5.4 million during the period, substantial investments in accounts receivable and inventories were made due to increased sales and the Plymouth acquisition, which offset the impact of the higher earnings.

     BSI invested $18.0 million of cash in 1996 to acquire Plymouth and incurred capital expenditures of $0.4 million for each period.

     Financing activities provided $30.0 million of cash in 1996 through borrowings of $27.5 million under existing credit facilities and through the issuance of $2.5 million in preferred stock. In 1995, net borrowings amounted to $5.0 million.

     YEAR ENDED DECEMBER 30, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31,
1994.

     Net cash provided from operating activities was $0.7 million in 1995, although BSI experienced a net loss of $3.9 million. Accounts payable and accrued liabilities increased $3.6 million without a significant increase in accounts receivable or inventory. Accounts receivable and inventory increased by $4.4 million in 1994.

     BSI invested $1.0 million in 1995 to acquire Needleworks through the issuance of preferred stock and incurred capital expenditures of $0.5 million. During 1994, BSI invested $11.7 million in connection with its acquisition of Velva Sheen and incurred capital expenditures of $0.5 million.

     Financing activities provided $0.4 million of cash in 1995 versus net borrowings of $15.6 million in 1994, which were utilized to fund the Velva Sheen acquisition.

     OTHER.

     Simultaneous with the Merger, BSI expects to increase its revolving line of credit facility to $73.2 million. BSI has obtained a commitment letter from its senior lenders with regard to such increase in its credit facility, which commitment is subject to the satisfaction of numerous conditions, including completion of the Reincorporation, contribution of all operating assets of the Combined Company to Brazos subsequent to the Merger and repayment of Sun's existing credit facility. BSI believes that funds generated from operations and funds available from the increased bank facility will be sufficient to meet BSI's capital requirements and operating needs for the foreseeable future.

     BSI is continually evaluating opportunities for growth, including acquisitions of businesses which distribute complementary apparel products. There can be no assurance that any such acquisitions will be consummated.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

     In August 1996, Brazos entered into a financial advisory agreement with Sanders Morris Mundy ("SMM") in connection with the proposed merger with Sun. Mr. Chadwick is a senior vice president and a managing director of SMM and will become a director of the Combined Company. The agreement provides for a success fee of approximately $160,000 based on the transaction price in addition to $100,000 previously paid in financial advisory fees.

     Pursuant to an asset purchase agreement consummated in August 1996, Brazos acquired substantially all of the assets of Plymouth for a purchase price of approximately $36 million. Upon consummation of the Merger, Mr. Elenson, the controlling shareholder of Plymouth, became a member of the board of directors of BSI. As part of the purchase price for the acquisition of Plymouth's assets, BSI agreed to pay certain contingent consideration and issued to Plymouth junior subordinated debentures in the amounts of $3 million and $4 million which provide for periodic interest payments and which mature in December 1997 and December 2003, respectively. Upon consummation of the Merger, the $3 junior subordinated debenture will be repaid in full.

     In order to finance the acquisition of the Plymouth assets, Brazos issued shares of its preferred stock and warrants to purchase BSI Common Stock, with an exercise price of $.01 per share for aggregate consideration of $2,500,000. Equus II purchased 1,200,000 shares of preferred stock and a warrant for 31,926 shares of BSI Common Stock for the purchase price of $1.2 million. Equus II also received warrants to purchase 3,991 shares of BSI Common Stock at an exercise price of $35 per share. Mr. Chadwick purchased 100,000 shares of preferred stock and a warrant for 2,660.5 shares of BSI Common Stock for the purchase price of $100,000. Mr. Taylor purchased 75,000 shares of preferred stock and a warrant for 1,995 shares of BSI Common Stock for the purchase price of $75,000. Mr. Chambers purchased 50,000 shares of preferred stock and a warrant for 1,330 shares of BSI Common Stock for the purchase price of $50,000. In addition, Mr. Chambers, as trustee for the Chambers Family Trust, purchased 25,000 shares of preferred stock and a warrant for 665 shares of BSI Common Stock for the purchase price of $25,000.

     In addition, in connection with the Plymouth acquisition, the following subordinated debt of Brazos was converted into shares of BSI Series B Preferred
Stock: Equus II converted notes in the amount of $3,350,000 and $178,500 into 3,728,500 shares; Mr. Chadwick converted notes in the amount of $75,000 and $29,750 into 104,750 shares; Mr. Chambers converted notes in the amount of $75,000 and $29,750 into 104,750 shares; and J. Ford and Sandra Taylor converted a note in the amount of $190,000 into 190,000 shares.

     Brazos leases a 77,500 square foot office and production facility in College Station, Texas from a partnership that includes Equus II and Messrs. Taylor, Chambers, and Chadwick, each of whom will be directors of the Combined Company upon consummation of the Merger. The lease is for a ten year term expiring June 2002, and provides for monthly lease payments of $18,000.

     Management of BSI is of the opinion that all of the above transactions were on terms at least as favorable to BSI as could have been obtained from unaffiliated third parties at the times negotiated and under the conditions then applicable.

                         PRINCIPAL SHAREHOLDERS OF SUN

     The following table presents certain information regarding the beneficial ownership of Sun's equity securities at December 11, 1996 by (i) each person known to Sun to beneficially owns more than five percent of the outstanding shares of Sun Common Stock, (ii) each director of Sun, (iii) each executive officer of Sun and (iv) all directors and executive officers as a group.

                                        NUMBER OF       PERCENT OF
                                          SHARES           CLASS
                                        ----------      -----------
NAME OF BENEFICIAL HOLDER
Bank of America NW, N.A.,
  doing business as Seafirst Bank....    3,800,000          66.1%
     701 Fifth Avenue
     Seattle, Washington 98104
Dimensional Fund Advisors, Inc.......      351,700(1)        6.1%
     1299 Ocean Avenue, Suite 630
     Santa Monica, California 90401
Directors and Executive Officers:
     William S. Wiley................            0            *
     Larry C. Mounger................       53,500(2)         *
     Paul R. Rollins, Jr.............            0            *
     James A. Walsh..................        7,000(3)         *
     James H. Williams...............            0            *
     L. Kaye Counts..................       69,000(4)        1.2%
     Kevin C. James..................       32,000(5)         *
     Sandra Teufel...................       64,066(6)        1.1%
     All directors and executive
      officers as a group (8
      persons).......................      225,566(7)        3.8%

------------
(1) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 351,700 shares of Sun Common Stock as of December 11, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in a series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(2) Includes 1,000 shares which may be acquired upon exercise of stock options.

(3) Includes 7,000 shares which may be acquired upon exercise of stock options.

(4) Includes 68,000 shares which may be acquired upon exercise of employee stock options.

(5) Includes 32,000 shares which may be acquired upon exercise of employee stock options.
(6) Includes 63,666 shares which may be acquired upon exercise of employee stock options. Ms. Teufel resigned as of December 31, 1996, and as a result, all options must be exercised within seven months after such date.

(7) Includes an aggregate of 171,666 shares which may be acquired upon exercise of stock options.

 *  less than 1%.

                         PRINCIPAL STOCKHOLDERS OF BSI

     The following table presents certain information regarding (a) the beneficial ownership of BSI's Common Stock at December 12, 1996 by (i) each person who beneficially owns more than five percent of the outstanding shares of BSI Common Stock, (ii) each director of BSI, (iii) each executive officer of BSI and (iv) all directors and officers as a group (b) the beneficial ownership of such persons of the Combined Company's common stock immediately after the Merger.

                                          BENEFICIAL OWNERSHIP             BENEFICIAL OWNERSHIP
                                            PRIOR TO MERGER                AFTER THE MERGER(8)
                                       --------------------------        ------------------------
                                       NUMBER OF       PERCENT OF        NUMBER OF     PERCENT OF
                                        SHARES           CLASS             SHARES        CLASS
                                       ---------       ----------        ----------    ----------
NAME OF BENEFICIAL HOLDER
Equus II Incorporated................   288,900(1)        59.1%          14,263,630       57.6%
2929 Allen Parkway, Suite 2500
Houston, Texas 77019
Allied Investment Corporation........    45,228            9.3%           1,714,695        8.0%
Allied Investment Corporation II
1666 K Street, N.W., Suite 901
Washington, D.C. 20006
Alan Elenson.........................    30,673(2)         6.0%           1,162,883        5.2%
330 Tompkins Avenue
Staten Island, NY 10304
F. Clayton Chambers..................    29,349(3)         6.0%           1,252,171        5.8%
3860 Virginia Avenue
Cincinnati, OH 45227
Michael S. Chadwick..................    28,477(4)         5.9%           1,230,586        5.7%
3100 Texas Commerce Tower
Houston, TX 77002
Randall B. Hale......................   290,900(5)(6)     59.3%          14,339,455       57.7%
Nolan Lehmann........................   290,150(4)(5)     59.2%          14,311,020       57.6%
J. Ford Taylor.......................    24,858(7)         5.0%           1,121,098        5.1%
All directors and officers as a group
  (6 persons)........................   405,507(2)-(7)    75.1%          19,153,582       70.4%

------------

(1) Includes 3,991 shares which may be acquired upon exercise of warrants.

(2) Includes 30,673 shares which may be acquired upon exercise of warrants and options; includes shares held by Joann Elenson, Mr. Elenson's spouse.

(3) Includes 2,788 shares which may be acquired upon exercise of stock options. Includes shares held in trust for Mr. Chambers' children.

(4) Includes 1,250 shares which may be acquired upon exercise of stock options.

(5) Includes 288,900 shares beneficially owned by Equus II; each holder disclaims beneficial ownership of such shares.

(6) Includes 2,000 shares which may be acquired upon exercise of stock options.

(7) Includes 13,273 shares which may be acquired upon exercise of warrants and stock options.
(8) Includes those shares which may be acquired on exercise of options and warrants as reflected in the column "Beneficial Ownership Prior to Merger," except such shares are multiplied by the 37.912252 conversion rate applicable to the Merger. In addition, such shares include shares of common stock of the Combined Company which may be acquired by the following upon the conversion of the Sun Convertible Preferred Stock, as follows: Equus
    II -- 2,628,360; F. Clayton Chambers -- 105,363; Michael S.
    Chadwick -- 116,856; Randall B. Hale -- 2,628,360 (to be beneficially owned by Equus II, beneficial ownership disclaimed); Nolan Lehmann -- 2,628,360 (to be beneficially owned by Equus II, beneficial ownership disclaimed); and
    J. Ford Taylor -- 144,555).

                        DESCRIPTION OF SUN CAPITAL STOCK

     Sun's Articles provide for authorized capital of 21,000,000 shares consisting of 20,000,000 shares of Sun Common Stock, no par value, and 1,000,000 shares of Sun Preferred Stock. In connection with the approval of the Merger Agreement, Sun has proposed to amend its Articles of Incorporation to increase the authorized shares of Common Stock to 50,000,000 shares, and to increase the authorized shares of Preferred Stock to 25,000,000 shares.

COMMON STOCK

     As of January 6, 1997, there were 5,748,500 shares of Sun Common Stock issued and outstanding and held of record by approximately 116 individuals or entities. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters acted upon at any shareholders meeting. Holders of Common Stock are entitled to receive ratably such dividends if, as and when declared by Sun's board of directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Sun Preferred Stock. There are no cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of Sun Common Stock to elect all the directors then standing for election. The absence of cumulative voting rights could have the effect of delaying, deterring or preventing a change of control of Sun. In the event of any liquidation, dissolution or winding up of Sun, each holder of Sun Common Stock will be entitled to participate, subject to the rights of any outstanding Sun Preferred Stock, ratably in all assets of Sun remaining after payment of liabilities. Holders of Sun Common Stock have no preemptive or conversion rights. All outstanding shares of Sun Common Stock are, and all shares of Sun Common Stock offered in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Sun board of directors has the authority to issue 1,000,000 shares of Sun Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and the number of shares constituting any series, without any further vote or action by the shareholders. The issuance of Sun Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Sun Common Stock. In addition, because the terms of such Sun Preferred Stock may be fixed by the Sun board of directors without shareholder action, the Sun Preferred Stock could be designated and issued quickly in the event that Sun requires additional equity capital. The Sun Preferred Stock could also be designated and issued with terms calculated to defeat a proposed takeover of Sun, or with terms that may have the effect of delaying, deterring or preventing a change of control of Sun. Under certain circumstances, this could have the effect of decreasing the market price of the Sun Common Stock.

     Prior to the Effective Date, the board of directors intends to designate the rights and preferences for the following five series of Sun Preferred Stock: the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and Series B-3 Preferred Stock with authorized shares of 650,000, 300,000, 8,000,000, 4,000,000 and 3,500,000,
respectively. Currently no shares of any of the five series are issued and outstanding. As of the Effective Date, outstanding shares of BSI Preferred Stock will automatically be converted into shares of Sun Preferred Stock of a comparable series. A brief summary of the designations, preferences, rights and limitations of each of the five series of Sun Preferred Stock is set forth below. This summary is qualified in its entirety by reference to the full text of the proposed Certificate of Designation (the "Certificate of Designations") of the Sun Preferred Stock, a copy of which is attached as Appendix E.

     SERIES A-1 PREFERRED STOCK. Pursuant to the Merger, 650,000 shares of Sun Series A-1 Preferred Stock (the "Series A-1 Preferred Stock") will be issued, out of the 650,000 shares to be authorized. Holders of Series A-1 Preferred Stock are entitled to receive ratably such dividends if, as and when declared by Sun's board of directors out of funds legally available therefor. Additionally, to the extent such board declares or pays a dividend in respect of the Sun Series A-2 Preferred Stock, Sun must simultaneously therewith declare or pay a dividend in respect of the Series A-1 Preferred Stock. No dividends are payable on the Series A-1 Preferred Stock to the extent any cumulative dividends exist on the Sun Convertible Preferred Stock. The Series A-1 Preferred Stock is mandatorily redeemable by Sun, out of funds legally available therefor, at a redemption price of $1.00 per share, on the earlier to occur of the (i) consummation of a Major Transaction or a Qualified Public Offering (as such terms are defined in the respective Certificate of Designations) or (ii) the Mandatory Redemption Date. A Major Transaction is defined to include: (i) a sale of all or substantially all of the assets or outstanding capital stock of Sun or
(ii) a merger or consolidation of Sun with or into another corporation or entity, other than a merger or consolidation in which Sun is the surviving corporation or in which the former Sun shareholders control (i.e., 50% of the common stock and voting power) of the surviving corporation. The Mandatory Redemption date is the later of (i) the date that all of the shares of Sun Convertible Preferred Stock are redeemed or converted or (ii) December 31, 2003. The Series A-1 Preferred Stock is also redeemable at any time at the option of Sun, out of funds legally available therefor, at a redemption price of $1.00 (currently at $.919 based on the offset provision described below), provided that there is not then outstanding any shares of Sun Series A-2 Preferred Stock or Sun Convertible Preferred Stock, and PROVIDED FURTHER, that Sun is not in default under its Senior Loan Agreement (as defined in the Certificate of Designation). The Series A-1 Preferred Stock is not convertible. Holders of Sun Preferred Stock have no voting rights, except as otherwise provided by law or generally with respect to any amendment which would adversely alter the powers, preferences and rights associated with the Series A-1 Preferred Stock. Upon the liquidation, dissolution or winding up of the affairs of Sun, the holders of Series A-1 Preferred Stock are entitled to a liquidation preference of $1.00 per share (currently at $.919 based on the offset provision described below), subject to the prior liquidation preference of the Sun Convertible Preferred Stock. The Series A-1 Preferred Stock is subject to an offset provision on its redemption proceeds and liquidation preference as provided under an asset purchase agreement entered into by, among others, Brazos Embroidery, Inc. and Needleworks, Inc.

     SERIES A-2 PREFERRED STOCK. As of the Effective Date of the Merger, 300,000 shares of Sun Series A-2 Preferred Stock (the "Series A-2 Preferred Stock") will be issued and outstanding, of the 300,000 shares authorized. The preferences, rights and limitations associated with the Series A-2 Preferred Stock are identical to those in respect of the Series A-1 Preferred Stock, except that the ability of Sun to redeem shares of Series A-2 Preferred Stock at $1.00 per share is not affected by the existence of outstanding shares of Series A-1 Preferred Stock and no offset has occurred with respect to the Series A-2 Preferred Stock.

     SERIES B-1 PREFERRED STOCK. As of the Effective Date of the Merger, 4,596,968 shares of Sun Series B-1 Preferred Stock (the "Series B-1 Preferred Stock") will be issued and outstanding, of the 8,000,000 shares authorized. Holders of Sun Series B-1 Preferred Stock are entitled to receive, in preference to the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Sun Common Stock (collectively, the "Junior Stock"), out of funds legally therefor, cumulative dividends of $.08 per share per annum, payable quarterly on the last day of March, June, September and December. Except with accrued and unpaid dividends payable on redemption or conversion of the Series B-1 Preferred Stock, the dividends are payable by the issuance of additional shares of Series B-1 Preferred Stock based on the $1.00 per share liquidation value. Fractional share dividends will be settled for cash. The mandatory redemption provisions associated with the Series B-1 Preferred Stock are the same as those described above in respect of the Series A-1 Preferred Stock and Series A-2 Preferred Stock, except the Mandatory Redemption Date is fixed at December 31, 2003, the Qualified Public Offering does not trigger the mandatory redemption unless the offering price per share in such offering is less than $3.50 per share (as adjusted for stock splits, combinations and other similar corporate events) and in addition to the $1.00 per share liquidation price, the holders of shares of Series B-1 Preferred Stock are entitled to a cash payment for any declared and unpaid dividends thereon through the date of redemption. Series B-1 Preferred Stock is redeemable at the option of Sun at any time, at a redemption price of $1.00 per share, provided that no shares of Sun Series B-2 and B-3 Preferred Stock are then outstanding and Sun is not in default under its Senior Loan Agreement (as defined in the Certificate of Designation). In addition, the Series B-1 is redeemable at the option of Sun at any time, at a redemption price of $.01 per share, if the Market Price (as defined in the respective Certificate of Designation) of a share of Sun Common Stock trades at or above $3.50 (subject to adjustment for certain customary corporate events) for a period of 20 consecutive trading days. Sun is to give holders of the Series

B-1 Preferred Stock 30 days prior written notice for either a mandatory or optional redemption. Each share of Series B-1 Preferred Stock is convertible at the option of the holder at any time prior to the time set for redemption, into
 .4545 shares of Sun Common Stock, and is automatically convertible into the same .4545 shares of Sun Common Stock upon the consummation of a Qualified Public
Offering (or defined in the Certificate of Designation), provided that the offering price per share in such public offering is at least $3.50 per share (subject to adjustment for certain customary corporate events). The conversion right is subject to standard anti-dilution protection provisions on the occurrence of certain corporate events. In addition to the redemption price and issuance of the Sun Common Stock on conversion, Sun must also pay in cash to the holders of the Series B-1 Preferred Stock accrued and unpaid dividends associated with any redeemed or converted shares. Upon the liquidation, dissolution or winding up of the affairs of Sun, the holders of Series B-1 Preferred Stock are entitled to a liquidation preference of $1.00 per share, plus the amount of any accrued and unpaid dividends on such share. Such preference is paid prior to any payments in respect of the Junior Stock but is subject to the prior liquidation preference of the Sun Series B-2 and B-3 Preferred Stock. Holders of Shares of Series B-1 Preferred Stock have the same limited voting rights as those provided for the Series A-1 and A-2 Preferred Stock. Additionally, Sun and the other holders of Series B-1 Preferred Stock have a right of first refusal to purchase all (but not less than all) of the shares of Series B-1 Preferred Stock desired to be transferred by any holder of such shares at the third party offering price.

     SERIES B-2 PREFERRED STOCK. As of the Effective Date of the Merger, 2,578,924 shares of Sun Series B-2 Preferred Stock (the "Series B-2 Preferred Stock") will be issued and outstanding, of the 4,000,000 shares authorized. The preferences, rights, and limitations associated with the Series B-2 Preferred Stock are identical to those in respect of the Series B-1 Preferred Stock, except the Series B-2 Preferred Stock is entitled to (i) voting rights similar to holders of Common Stock based on the number of shares of Sun Common Stock into which the Series B-2 Preferred Stock could then be converted and (ii) a liquidation preference of $1.00 per share, plus the amount of any accrued but unpaid dividends on such share, with such preference being paid prior to any payments in respect of the Series B-1 Preferred Stock and the Junior Stock. In addition, Sun may not redeem the Series B-2 Preferred Stock at the $1.00 per share redemption price if any shares of Sun Series B-3 Preferred Stock are then outstanding. Sun and the other holders of Series B-2 Preferred Stock also have a right of first refusal to purchase all (but not less than all) of the shares of Series B-2 Preferred Stock desired to be transferred by any holder of such shares at the third party offering price.

     SERIES B-3 PREFERED STOCK. As of the Effective Date of the Merger, 2,000,000 shares of Sun Series B-3 Preferred Stock (the "Series B-3 Preferred Stock") will be issued and outstanding, of the 3,500,000 shares authorized. The preferences, rights, and limitations associated with the Series B-3 Preferred Stock are identical to those in respect of the Series B-1 Preferred Stock, except the Series B-3 Preferred Stock is entitled to a liquidation preference of $1.00 per share, plus the amount of any accrued but unpaid dividends on such share, such preference is paid prior to any payouts in respect of the Series B-1 and B-2 Preferred Stock and the Junior Stock. Sun and the other holders of Series B-3 Preferred Stock have a right of refusal similar to the Series B-1 and B-2 Preferred Stock.

WARRANTS

     As a result of the Merger, Sun will issue to holders of BSI warrants outstanding immediately preceding the Effective Date warrants to purchase an aggregate of 3,030,592 shares of Sun Common Stock, of which, warrants to purchase an aggregate of approximately 252,154 shares with an exercise price (subject to certain adjustments) of $.92 per share will expire in August 2006, warrants to purchase an aggregate of approximately 1,137,368 shares with an exercise price (subject to certain adjustments) of $.79 per share will expire in August 2006, warrants to purchase an aggregate of 276,229 shares with an exercise price (subject to certain adjustments) of $.36 per share will expire in March 1997, and warrants to purchase 1,364,841 shares with an exercise price of $1.32 per share will expire in March 2007. If Sun issues any Sun Common Stock or other security convertible or exercisable into Sun Common Stock, other than certain excluded stock, at a price per share less than the exercise price per share then in effect with respect to such warrants (or in certain situations a base value if greater than such exercise price), the exercise price is reduced to take

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into account such issuance at the lesser price. If Sun should increase or decrease the number of issued shares of Sun Common Stock as a result of, among other things, a stock split, reverse stock split, stock dividend or combination of the Sun Common Stock, the number of shares of Sun Common Stock underlying the warrants and the exercise price per share of Sun Common Stock will be proportionately adjusted. In the case of certain extraordinary transactions, including a capital reorganization or reclassification, certain distributions of cash, a merger, consolidation or similar occurrence, or any sale of all or substantially all of Sun's assets, the warrants become exerciseable for the number of shares of stock, securities or other property which the Sun Common Stock issuable upon exercise of such warrants would have been entitled upon such transactions, together with any necessary adjustments.

WASHINGTON LAW

     Washington law contains certain provisions that may have the effect of delaying or discouraging a takeover of Sun. Chapter 23B.19 of the WBCA prohibits a corporation having a class of securities registered pursuant to Section 12 or 15 of the Securities Exchange Act of 1934, as amended, with certain exceptions, from engaging in certain significant business transactions with a person or group of persons acting in concert or under common control which beneficially acquires 10% or more of the corporation's outstanding voting securities (collectively, the "Acquiring Persons") for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from such Acquiring Persons, or allowing such Acquiring Persons to receive a disproportionate benefit as a shareholder. Notwithstanding the foregoing, an otherwise prohibited transaction may be consummated if such transaction is approved by a majority of the members of the board of directors prior to the date that the third parties became Acquiring Persons.

     Sun's Bylaws may be amended or repealed by the board of directors or holders of a majority of the outstanding Sun Common Stock and any other stock entitled to vote thereon.

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS OF SUN

     As permitted by Section 23B.08.320 of the WBCA, Article 9 of Sun's Articles eliminates in certain circumstances the personal liability of Sun's directors to Sun or its shareholders for monetary damages resulting from their conduct as an officer or director. This provision does not eliminate the liability of directors for (i) acts or omissions that involve intentional misconduct or a knowing violation of law, (ii) improper declarations of dividends, or (iii) transactions from which a director received an improper personal benefit.

     Sun's Bylaws require Sun to indemnify its directors and officers to the fullest extent permitted by Washington law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Sun's Common Stock is U.S. Stock Transfer Corporation.

              COMPARISON OF RIGHTS OF STOCKHOLDERS OF SUN AND BSI

     If the Merger is consummated, holders of shares of BSI Common Stock will become holders of shares of Sun Common Stock and holders of BSI Preferred Stock will become holders of Sun Preferred Stock and the rights of the former BSI stockholders will be governed by the laws of the State of Washington and by Sun's Articles of Incorporation and Bylaws. The rights of the Sun shareholders under the Articles of Incorporation and Bylaws of Sun differ in certain respects from the rights of BSI's stockholders under BSI's Certificate of Incorporation and Bylaws. Certain differences between the rights of the Sun shareholders and BSI stockholders are summarized below. This summary is qualified in its entirety by reference to the full text of such documents. Notwithstanding the foregoing, if the Sun Shareholders approve the Reincorporation, it is anticipated that the Combined Company will be reincorporated in Delaware under the name of Brazos Sportswear, Inc., as soon as practicable after the Effective Date of the Merger. Upon the effective date of the Reincorporation, the shareholders of the Combined Company after the Effective Date, including the former shareholders of Sun and the former stockholders of BSI, will be governed by the laws of the

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State of Delaware and by Brazos Delaware's Certificate of Incorporation and
Bylaws. See "Proposed Reincorporation in Delaware." Accordingly, Sun Shareholders should consider the following discussion in the light of the proposed Reincorporation.

GENERAL

     Upon consummation of the Merger, the stockholders of BSI will become shareholders of Sun. Accordingly, the rights of BSI stockholders following the Merger will, subject to consummation of the Reincorporation and the limitations set forth in the following paragraph, be governed by Washington law, as well as by the Sun's Articles of Incorporation and its Bylaws. However, if the Reincorporation is consummated, the shareholders of the Combined Company, including the former Sun shareholders and former BSI stockholders, will become stockholders of Brazos Delaware, and be governed by Delaware law, as well as Brazos Delaware's Certificate of Incorporation and Bylaws. See, "Proposed Reincorporation in Delaware."

     While it is not practical to discuss all changes in the rights of the BSI Stockholders (or the Sun Shareholders if the Reincorporation is consummated) as a result of the application of Washington law in lieu of Delaware law (or Delaware law in lieu of Washington law if the Reincorporation is consummated), the following is a summary of material differences. As indicated in the following discussion, the DGCL contains certain provisions applicable only to "registered corporations," which in essence are publicly held corporations that have a class of voting shares registered under the Exchange Act, such as Brazos Delaware.

CHANGES PRINCIPALLY ATTRIBUTABLE TO DIFFERENCES BETWEEN THE DGCL AND THE WBCA

     AMENDMENT OF ARTICLES/CERTIFICATE OF INCORPORATION. The WBCA authorizes a corporation's board of directors to make various changes of an administrative nature to the corporation's articles of incorporation, including changes of corporate name, changes to the number of outstanding shares in order to effectuate a stock split or stock dividend in the corporation's own shares, and changes to or elimination of provisions with respect to the corporation's stock's par value. Other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances, it should make no recommendation, and must be approved by two-thirds (if the corporation is not a public company), or a majority (if the corporation is a public company), of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The articles of incorporation of a corporation other than a public company may provide for a lower percentage of shareholder approval (but not less than a majority of the votes entitled to be cast). Sun's Articles of Incorporation do not specify a different proportion. Under the DGCL, all amendments to a corporation's certificate of incorporation require the approval of stockholders holding a majority of the voting power of the corporation unless a different proportion is specified in the certificate of incorporation. BSI's Certificate of Incorporation does not specify a different proportion. The Certificate of Incorporation of Brazos Delaware will not specify a different proportion.

     PROVISIONS AFFECTING ACQUISITIONS AND BUSINESS COMBINATIONS. The WBCA imposes restrictions on certain transactions between a corporation and certain significant shareholders.

     Chapter 23B.19 of the WBCA prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with an Acquiring Person who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the date of the acquisition. The prohibited transactions include, among others, merger, share exchange or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares of the corporation, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. Target corporations include domestic corporations having a class of voting shares registered pursuant to Section 12 or 15 of the Securities Exchange Act of 1934 or that elect to be subject to Chapter 23B.19 of WBCA, and foreign corporations that meet additional statutory requirements. A corporation may not "opt out" of this statute.

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     Delaware has enacted a business combination statute that is contained in
Section 203 of the DGCL providing that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in certain "business combinations" with the target corporation for a period of three years following the date the person became an interested stockholder, unless (i) the corporation's board of directors has approved, prior to that acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     For purposes of determining whether a person is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined broadly to include the right, directly or indirectly, to acquire the stock or to control the voting or disposition of the stock. A "business combination" is also defined broadly to include (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder, (ii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (iii) certain transactions that would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested stockholder, and (iv) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

     These restrictions placed on interested stockholders by Section 203 do not apply under certain circumstances, including, but not limited to, the following:
(i) if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203, (ii) if the corporation, by action of its stockholders, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by Section 203, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote and that such an amendment will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested shareholder at or prior to such adoption or (iii) the corporation does not have a class of voting securities (x) listed on a national securities exchange, (y) authorized for quotation on an inter-dealer quotation system of a registered national securities organization or (z) held of record by more than 2,000 stockholders. BSI has not expressly elected in its original Certificate of Incorporation to take itself outside of the coverage of Section 203. The original Certificate of Incorporation of Brazos Delaware will not provide for the election to remove itself from the coverage of Section 203.

     MERGERS, ACQUISITIONS AND OTHER TRANSACTIONS. Under the WBCA, a merger, consolidation, sale of substantially all of a corporation's assets other than in the regular course of business, or dissolution of a public corporation must be approved by the affirmative vote of a majority of directors when a quorum is present, and by two-thirds of all votes entitled to be cast by each voting group entitled to vote as a separate group, unless another proportion (but not less than a majority of all votes entitled to be cast) is specified in the articles of incorporation. Sun's Articles of Incorporation does not specify a different proportion. Under the DGCL, a merger, consolidation, sale of all or substantially all of a corporation's assets other than in the regular course of business or dissolution of a corporation must be approved by a majority of the outstanding shares entitled to vote.

     ACTION WITHOUT A MEETING. Under the WBCA, shareholder action may be taken without a meeting if written consents setting forth such action are signed by all holders of outstanding shares entitled to vote thereon. Unless otherwise provided in the certificate of incorporation, the DGCL authorizes stockholder action without a meeting if consents are received from holders of a majority of the outstanding shares

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entitled to vote. BSI's Certificate of Incorporation does not vary the DGCL statutory provisions regarding stockholder action by written consent. The Certificate of Incorporation of Brazos Delaware will not vary the DGCL statutory provisions regarding written consent of stockholders.

     CLASS VOTING. Under the WBCA, the articles of incorporation may authorize one or more classes of shares that have special, conditional or limited voting rights, including the right to vote on certain matters as a group. The articles of incorporation may not limit the rights of holders of a class to vote as a group with respect to certain amendments to the articles of incorporation and certain mergers that adversely affect the rights of holders of that class. Sun has two authorized classes of stock. See, "Description of Sun Capital Stock." The DGCL requires voting by separate classes only with respect to amendments to the certificate of incorporation that adversely affect the holders of those classes or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes. BSI has two authorized classes of stock consisting of the BSI Common Stock and the BSI Preferred Stock. Brazos Delaware will have two authorized classes of stock with substantially identical rights, preferences and limitations to those described for Sun's class of stock, except to the extent such rights, preferences and limitations differ under Delaware law as described herein.

     TRANSACTIONS WITH OFFICERS OR DIRECTORS. The WBCA sets forth a safe harbor for transactions between a corporation and one or more of its directors. A conflicting interest transaction may not be enjoined, set aside or give rise to damages if: (i) it is approved by a majority of qualified directors; (ii) it is approved by the affirmative vote of a majority of all qualified shares; or (iii) at the time of commitment, the transaction was fair to the corporation. For purposes of this provision, a "qualified director" is one who does not have
(a) a conflicting interest respecting the transaction or (b) a familial, financial, professional or employment relationship with a second director, which relationship would reasonably be expected to exert an influence on the first directors judgment when voting on the transaction. "Qualified shares" are defined generally as shares other than those beneficially owned, or the voting of which is controlled, by a director who has a conflicting interest respecting the transaction.

     The DGCL provides that contracts or transactions between a corporation and one or more of its officers or directors or an entity in which they have an interest is not void or voidable solely because of such interest or the participation of the director or officer in a meeting of the board or a committee that authorizes the contract or transaction if: (i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the board or the committee, and the board or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors; (ii) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the stockholders; or (iii) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.

     APPRAISAL OR DISSENTERS' RIGHTS. Under the WBCA, a shareholder is entitled to dissent from and, upon perfection of his or her appraisal rights, to obtain fair value of his or her shares in the event of certain corporate actions, including certain mergers, consolidations, share exchanges, sales of substantially all the assets of the corporation, and amendments to the corporation's articles of incorporation that materially and adversely affect shareholder rights.

     Under the DGCL, appraisal rights are available only in connection with certain mergers or consolidations, unless otherwise provided in the corporation's certificate of incorporation. Even in the event of those mergers or consolidations, unless the certificate of incorporation otherwise provides, the DGCL does not provide appraisal rights if (i) the shares of the corporation are listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders (as long as in the merger the shareholders receive shares of the surviving corporation or any other corporation the shares of which are listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by

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more than 2,000 shareholders) or (ii) the corporation is the surviving corporation and no vote of its stockholders is required for the merger.

     INDEMNIFICATION OF DIRECTORS AND OFFICERS. Under the WBCA, if authorized by the articles of incorporation, a bylaw adopted or ratified by shareholders, or a resolution adopted or ratified, before or after the event, by the shareholders, a corporation has the power to indemnify a director or officer made a party to a proceeding, or advance or reimburse expenses incurred in a proceeding, under any circumstances, except that no such indemnification shall be allowed on account of: (i) acts or omissions of a director or officer finally adjudged to be intentional misconduct or a knowing violation of the law; (ii) conduct of a director or officer finally adjudged to be an unlawful distribution; or (iii) any transaction with respect to which it was finally adjudged that such director or officer personally received a benefit in money, property or services to which the director or officer was not legally entitled. Unless limited by the corporation's articles of incorporation, Washington law requires indemnification if the director or officer is wholly successful on the merits of the action or otherwise. Any indemnification of a director in a derivative action must be reported to the shareholders in writing. Written commentary by the drafters of the WBCA, which has the status of legislative history, specifically indicates that a corporation may indemnify its directors and officers for amounts paid in settlement of derivative actions, provided that the director's or officer's conduct does not fall within one of the categories set forth above. Sun's Articles of Incorporation provide for the limitation of director liability to the full extent permitted by the WBCA.

     Under the DGCL, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of nonderivative actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation. Indemnification is required to the extent of a director's or officer's successful defense. Additionally, under the DGCL, a corporation may reimburse directors and officers for expenses incurred in a derivative action. While the DGCL provides that these indemnification provisions are not exclusive, there is some uncertainty as to the extent to which a corporation may indemnify its directors and officers for judgments and amounts paid in settlement of derivative actions. There are no definitive decisions and this uncertainty exists because certain legal commentators have argued that such indemnification would be circular and thus against public policy. Also, a proposal to permit such indemnification was specifically rejected by the General Corporation Law Section of the Delaware Bar Association. This uncertainty may adversely affect Brazos Delaware's ability to recruit and retain highly qualified directors and officers in the future.

     DIVIDENDS. Under the WBCA, a corporation may make a distribution in cash or in property to its shareholders upon the authorization of its board of directors unless, after giving effect to such distribution, (i) the corporation would be unable to pay its debts as they become due in the usual course of business or (ii) the corporations total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution.

     A Delaware corporation may pay dividends out of any surplus and, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year (provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets).

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                      PROPOSED REINCORPORATION IN DELAWARE

INTRODUCTION

     The proposed reincorporation of the Combined Company is intended to be undertaken, subject to requisite stockholder approval, as soon as practicable after the Effective Date, to move its jurisdiction of incorporation to Delaware from Washington and to implement a one-for-five reverse stock split with respect to its then outstanding shares of Sun Common Stock. Sun is soliciting the vote of its shareholders to act upon a proposal that it be reincorporated in Delaware as soon as practicable after the Effective Date.

GENERAL

     At the Sun Meeting, holders of Sun Common Stock as of the record date for the Sun Meeting will be asked to approve and adopt a plan and agreement of merger (the "Reincorporation Agreement"), a form of which is attached hereto as Appendix F. Under the Reincorporation Agreement, the Combined Company is to merge into a newly created wholly-owned Delaware subsidiary, to be renamed Brazos Sportswear, Inc. ("Brazos Delaware"), with (i) each outstanding share of Sun Common Stock to be automatically converted into .20 of a substantially identical share of Brazos Delaware common stock, par value $.001 per share ("Brazos Common"), (ii) each outstanding share of Sun Preferred Stock to be automatically converted into one substantially identical share of the respective series of Brazos Delaware preferred stock, par value $.001 per share (collectively, the "Brazos Preferred"), and (iii) each outstanding option or warrant to purchase Combined Company common stock shall be converted into options or warrants to purchase .20 of a share of Brazos Delaware Common, with a corresponding adjustment to the exercise price, as of the effective date of the merger (the "Reincorporation"). Brazos Delaware will be the surviving corporation and will continue to be governed by the laws of Delaware. On the effective date of the Reincorporation, Brazos Delaware will succeed to the properties, assets, and other rights of the Combined Company, and will be subject to and responsible for the liabilities and obligations of the Combined Company.

     On the effective date of the Reincorporation, the former holders of shares of Sun Common Stock and Sun Preferred Stock immediately prior to the effective date will own a substantially identical interest (except to account for the one-for-five reverse stock split and insofar as the rights of stockholders may differ under the corporation laws of Washington and Delaware) in Brazos Delaware, which corporation will continue to own and operate the identical assets and business (subject to the same liabilities and obligations) which were owned and operated by the Combined Company before the Reincorporation.

     The Reincorporation will be consummated if it is approved by requisite shareholders of Sun and all conditions for its consummation are met or waived. The approval of the Reincorporation by the shareholders of Sun is not a condition to the consummation of the Merger with BSI. However, if the Merger is not consummated, the Reincorporation will not be effected.

NO CHANGES IN BUSINESS OF SUN

     No change in the business of the Combined Company will result from the Reincorporation. Brazos Delaware's business will be carried on in the same places and in the same manner as the business of the Combined Company under the name Brazos Sportswear, Inc. Brazos Delaware will possess all the assets and will be responsible for all liabilities of the Combined Company. The certificate of incorporation and bylaws of Brazos Delaware will be as nearly as practicable identical to the articles of incorporation and bylaws applicable to the Combined Company as existed immediately prior to the effective date of the Reincorporation. The sole purpose for the Reincorporation is to change the jurisdiction of the Combined Company's incorporation from Washington to Delaware and to implement the one-for-five reverse stock split.

REASONS FOR REINCORPORATION

     In connection with the negotiation of the Merger Agreement, Sun's board of directors agreed to submit to its shareholders for approval the Reincorporation. Approval of the Reincorporation is not a condition to

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the closing of the Merger and is independent of the proposal to approve the
Merger Agreement. However, if the Merger is not consummated, the Reincorporation will not be effected.

CONSUMMATION OF THE REINCORPORATION

     No specific effective date is provided for with respect to the Reincorporation; however, if the Reincorporation is approved and adopted by the requisite vote of Sun's shareholders, it is contemplated that the Reincorporation will be consummated as promptly as practicable after the Effective Date of the Merger, and after all other conditions have been satisfied or waived. The Reincorporation will become effective upon the filing of the articles or certificate of merger with each of the Secretaries of State of Washington and Delaware.

CERTIFICATE EXCHANGE

     Commencing immediately following the effective date of the Reincorporation, certificates for Brazos Common and Brazos Preferred will be issued to the holders of Sun Common Stock and Sun Preferred Stock outstanding immediately prior to the effective time of the Reincorporation, respectively, upon surrender of their certificates evidencing Brazos Common and Brazos Preferred to the Exchange Agent. Such shareholders will be notified by the Exchange Agent promptly after the effective date of the Reincorporation as to the procedures necessary to complete the certificate exchange. SHAREHOLDERS SHOULD NOT SUBMIT THEIR COMBINED COMPANY STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED A LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM THE EXCHANGE AGENT, BUT ARE URGED TO DO SO PROMPTLY THEREAFTER SINCE, UNTIL SO EXCHANGED, SUCH SUN COMMON STOCK CERTIFICATES WILL NOT BE IN GOOD DELIVERY FORM FOR EXECUTING TRADES IN BRAZOS COMMON ON THE NASDAQ/NMS, WHERE IT IS ANTICIPATED SUCH STOCK WILL BE LISTED. Certificates representing fractional share interests in Brazos Common and Brazos Preferred represented by Sun Common Stock and Sun Preferred Stock certificates will not be issued in the Reincorporation, but in lieu thereof any fractional share interests otherwise issuable to stockholders upon surrender of such certificates will be settled in cash.

FEDERAL INCOME TAX CONSEQUENCES

     No gain or loss will be recognized to the shareholders of the Combined Company for federal income tax purposes as a result of the Reincorporation, except with respect to cash received for fractional shares. The adjusted basis of each share of Brazos Common and Brazos Preferred will be equal to the adjusted basis of the Sun Common Stock and Sun Preferred Stock for which it was exchanged, less the basis attributable to any fractional share settled for cash. The holding period of each share of Brazos Common and Brazos Preferred will include the combined period during which the Sun Common Stock and Sun Preferred Stock for which it was exchanged were held.

TRANSFERABILITY OF SHARES

     The issuance of certificates evidencing shares of Brazos Common and Brazos Preferred is exempt from registration under the Securities Act by virtue of the exemption from the registration requirements of the Securities Act afforded by
Section 3(a)(9) and, in general, the Brazos Common will be freely transferable by the holders thereof; however, persons who are "affiliates" (within the meaning of the Securities Act) of Brazos Delaware will continue to be subject to limitations as to timing and manner of sale and the number of shares of Brazos Common which may be sold, all as specified by Rule 144 and 145 under the Securities Act.

RIGHTS OF DISSENTING SHAREHOLDERS

     Sun Shareholders who might otherwise wish to do so will have the right in accordance with Washington law to dissent from the Reincorporation and receive an agreed or judicially appraised value of their shares. Under Washington law, the former BSI Stockholders who become stockholders of the Combined Company will not have the right to dissent from the Reincorporation. For procedures regarding dissenter's rights under the WBCA, see "The Merger -- Dissenters' Rights -- Sun Shareholders."

ACCOUNTING TREATMENT

     For financial reporting purposes, the Reincorporation will be treated as a reorganization of affiliated entities, with all assets and liabilities of the Combined Company recorded on the books of Brazos Delaware at their historical cost basis book carrying values.

CONDITIONS; TERMINATION AND ABANDONMENT

     The Reincorporation is subject to the approval of the shareholders of Sun. The Combined Company is not obligated to consummate the Reincorporation if holders of shares representing more than 1% of the Sun Common Stock dissent from the Reincorporation. The board of directors of the Combined Company (or Sun if the Merger is not consummated) may abandon the Reincorporation notwithstanding its approval by the shareholders of Sun.

DIFFERENCES BETWEEN THE WASHINGTON AND DELAWARE CORPORATION LAWS

     If the Reincorporation is consummated, holders of Sun Common Stock and Sun Preferred Stock on the Effective Date of the Merger will become holders of shares of Brazos Common and Brazos Preferred, and the rights of such holders will be governed by the laws of the State of Delaware and by Brazos Delaware's Certificate of Incorporation and Bylaws. The rights of the holders of shares of the Brazos Common and Brazos Preferred under the Certificate of Incorporation and Bylaws of Brazos Delaware differ in certain respects from the rights of the holders of the Sun Common Stock and Sun Preferred Stock under the Restated Articles of Incorporation and Restated Bylaws of the Combined Company adopted as of the Effective Date of the Merger. For a discussion of these differences see "Comparison of Rights of Stockholders of Sun and BSI."

                                 LEGAL MATTERS

     The validity of the shares of Sun Common Stock and Sun Preferred Stock offered by this Joint Proxy Statement/Prospectus will be passed upon for Sun by Graham & James, LLP/Riddell Williams P.S., Seattle, Washington.

                                    EXPERTS

     The financial statements of Sun Sportswear, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The audited consolidated financial statements and schedules of BSI Holdings, Inc. included in this Joint Proxy Statement/Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The audited financial statements of Plymouth Mills, Inc. included in this Joint Proxy Statement/Prospectus have been audited by Mahoney Cohen Rashba & Pokart, CPA, PC, independent public accountants, as indicated in their report thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS

                                        PAGE
                                        ----
SUN SPORTSWEAR, INC.
Report of independent public
accountants..........................    F-2
Balance sheets as of December 31,
1995 and 1994........................    F-3
Statements of income for each of the
  years ended December 31, 1995, 1994
  and 1993...........................    F-4
Statements of changes in
  shareholders' equity for the years
  ended December 31, 1995, 1994 and
  1993...............................    F-5
Statements of cash flows for the
  years ended December 31, 1995, 1994
  and 1993...........................    F-6
Notes to financial statements........    F-7
Balance sheets as of September 30,
  1996 and December 31, 1995
  (unaudited)........................   F-15
Statements of income for the
  nine-months ended September 30,
  1996 and 1995 (unaudited)..........   F-16
Statements of cash flows for the
  nine-months ended Sepember 30, 1996
  and 1995 (unaudited)...............   F-17
Notes to financial statements
  (unaudited)........................   F-18

BSI HOLDINGS, INC.
Report of independent public
accountants..........................   F-20
Consolidated balance sheets as of
December 30, 1995 and December 31,
1994.................................   F-21
Consolidated statements of operations
  for the years ended December 30,
  1995, December 31, 1994 and
  December 31, 1993..................   F-23
Consolidated statements of
  shareholders' equity (deficit) for
  the years ended December 30, 1995,
  December 31, 1994 and December 31,
  1993...............................   F-24
Consolidated statements of cash flows
  for the years ended December 30,
  1995, December 31, 1994, and
  December 31, 1993..................   F-25
Notes to consolidated financial
  statements.........................   F-26
Consolidated condensed balance sheets
  at September 28, 1996 and December
  30, 1995 (unaudited)...............   F-42
Consolidated condensed statements of
  operations for the thirty-nine
  weeks ended September 28, 1996 and
  September 30, 1995 (unaudited).....   F-44
Consolidated condensed statements of
  cash flows for the thirty-nine
  weeks ended September 28, 1996 and
  September 30, 1995 (unaudited).....   F-45
Notes to consolidated condensed
  financial statements (unaudited)...   F-46

PLYMOUTH MILLS, INC.
Report of independent public
accountants..........................   F-53
Balance sheet as of September 30,
1995.................................   F-54
Statement of income and retained
  earnings for the year ended
  September 30, 1995.................   F-55
Statement of cash flows for the year
  ended September 30, 1995...........   F-56
Notes to financial statements........   F-57
Balance sheets as of August 2, 1996
  (unaudited) and September 30,
  1995...............................   F-60
Statements of income and retained
  earnings for the periods from
  October 1, 1995 to August 2, 1996,
  and October 1, 1994 to June 30,
  1995 (unaudited)...................   F-61
Statements of cash flows for the
  periods from October 1, 1995 to
  August 2, 1996, and
  October 1, 1994 to June 30, 1995
  (unaudited)........................   F-62
Notes to financial statements
  (unaudited)........................   F-63

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors
  and Shareholders of
  Sun Sportswear, Inc.

     In our opinion, the accompanying balance sheets and related statements of income, of changes in shareholders' equity and of cash flows present, fairly, in all material respects, the financial position of Sun Sportswear, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Seattle, Washington
February 23, 1996

                              SUN SPORTSWEAR, INC.
                                 BALANCE SHEETS

                                                DECEMBER 31,
                                       ------------------------------
                                            1995            1994
                                       --------------  --------------
               ASSETS
CURRENT ASSETS:
     Cash............................  $    2,006,633  $    1,217,171
     Accounts receivable, net of
      allowance for doubtful accounts
      of $46,317and $46,524,
      respectively (Note 11).........      13,102,275      24,424,834
     Inventories, net (Note 3).......      23,631,358      30,155,618
     Prepaid expenses and other
      current assets.................         959,872         596,919
     Deferred income taxes (Note
      9).............................         788,332         760,710
     Federal income tax receivable...       1,979,535             -0-
                                       --------------  --------------
          Total current assets.......      42,468,005      57,155,252
EQUIPMENT AND LEASEHOLD IMPROVEMENTS,
  net:
     (Note 4)........................       4,831,994       5,216,920
OTHER ASSETS:........................          15,107          11,943
                                       --------------  --------------
          Total assets...............  $   47,315,106  $   62,384,115
                                       ==============  ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Notes payable (Note 5)..........  $   13,500,000  $   15,987,000
     Accounts payable................       4,985,953      13,038,144
     Accrued royalties payable.......       1,753,745       1,720,536
     Accrued wages and taxes
     payable.........................         512,078         781,651
     Accrued interest payable........          51,263          53,813
     Accrued income taxes payable....        --               166,059
     Current portion of long-term
     debt (Note 6)...................         245,652         376,636
          Total current
        liabilities..................      21,048,691      32,123,839
                                       --------------  --------------
NONCURRENT LIABILITIES:
     Long-term debt, net of current
      portion (Note 6)...............          92,354         338,005
     Deferred income taxes (Note
     9)..............................         155,642         172,046
                                       --------------  --------------
          Total noncurrent
        liabilities..................         247,996         510,051
                                       --------------  --------------
SHAREHOLDERS' EQUITY:
     Common stock, no par value,
      20,000,000 shares authorized;
      5,748,500 shares at December
      31, 1995 and 5,747,125 shares
      at December 31, 1994 issued and
      outstanding....................      21,618,339      21,613,691
     Retained earnings...............       4,400,080       8,136,534
                                       --------------  --------------
          Total shareholders'
        equity.......................      26,018,419      29,750,225
                                       --------------  --------------
COMMITMENTS AND CONTINGENCIES (Note 2
  and Note 10)
          Total liabilities and
              shareholders' equity...  $   47,315,106  $   62,384,115
                                       ==============  ==============

                 See accompanying notes to financial statements

                              SUN SPORTSWEAR, INC.
                              STATEMENTS OF INCOME

                                                  FOR THE YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------
                                               1995            1994             1993
                                          --------------  ---------------  ---------------
Proprietary sales.......................  $   17,454,421  $    28,922,739  $    47,571,508
Licensed sales..........................      79,335,040       88,665,196       60,365,230
Sales deductions........................      (2,824,136)      (4,375,039)      (3,164,246)
                                          --------------  ---------------  ---------------
Net sales (Note 8)......................      93,965,325      113,212,896      104,772,492
     Cost of goods sold.................      84,569,855       95,878,764       87,910,600
                                          --------------  ---------------  ---------------
     Gross margin.......................       9,395,470       17,334,132       16,861,892
                                          --------------  ---------------  ---------------
Operating expenses:
     Selling............................       3,649,256        3,781,116        3,357,862
     Design and pattern.................       2,492,222        2,527,013        2,297,864
     General and administrative.........       7,690,321        6,712,365        5,655,760
     Provision for doubtful accounts and
       factoring fees (Note 11).........         132,284           71,586          130,264
     Manufacturing cessation (Note 4)...             -0-              -0-          898,450
                                          --------------  ---------------  ---------------
                                              13,964,083       13,092,080       12,340,200
                                          --------------  ---------------  ---------------
     Operating (loss) income............      (4,568,613)       4,242,052        4,521,692
                                          --------------  ---------------  ---------------
Other (income) expense:
     Interest expense...................       1,267,442          676,612          519,006
     Other, net.........................        (200,981)        (111,236)        (227,903)
                                          --------------  ---------------  ---------------
                                               1,066,461          565,376          291,103
                                          --------------  ---------------  ---------------
(Loss) income before provision for
  income taxes..........................      (5,635,074)       3,676,676        4,230,589
(Benefit) provision for income taxes
  (Note 9)..............................      (1,898,620)       1,228,000        1,494,000
                                          --------------  ---------------  ---------------
Net (loss) income.......................  $   (3,736,454) $     2,448,676  $     2,736,589
                                          ==============  ===============  ===============
(Loss) earnings per share...............  $        (0.65) $          0.43  $          0.49
                                          ==============  ===============  ===============
Weighted average shares outstanding.....       5,748,249        5,722,121        5,610,996

                 See accompanying notes to financial statements

                              SUN SPORTSWEAR, INC.
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                              COMMON STOCK
                                       ---------------------------     RETAINED
                                         SHARES         AMOUNT         EARNINGS         TOTAL
                                       -----------  --------------  --------------  --------------
Balance, December 31, 1992...........    5,609,000  $   20,950,447  $    2,951,269  $   23,901,716
Exercise of stock options including
  tax benefit of $80,074.............       28,500         182,074                         182,074
Net income for the year ended
  December 31, 1993..................                                    2,736,589       2,736,589
                                       -----------  --------------  --------------  --------------
Balance, December 31, 1993...........    5,637,500      21,132,521       5,687,858      26,820,379
Exercise of stock options including
  tax benefit of $109,498............      109,625         481,170                         481,170
Net income for the year ended
  December 31, 1994..................                                    2,448,676       2,448,676
                                       -----------  --------------  --------------  --------------
Balance, December 31, 1994...........    5,747,125      21,613,691       8,136,534      29,750,225
Exercise of stock options, -0- tax
  benefit............................        1,375           4,648                           4,648
Net loss for the year ended December
  31, 1995...........................                                   (3,736,454)     (3,736,454)
                                       -----------  --------------  --------------  --------------
Balance, December 31, 1995...........    5,748,500  $   21,618,339  $    4,400,080  $   26,018,419
                                       ===========  ==============  ==============  ==============

                 See accompanying notes to financial statements

                              SUN SPORTSWEAR, INC.
                            STATEMENTS OF CASH FLOWS

                                              FOR THE YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------
                                            1995            1994            1993
                                       --------------  --------------  --------------
Cash flows from operating activities:
     Net (loss) income...............  $   (3,736,454) $    2,448,676  $    2,736,589
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in)
       operating activities:
          Depreciation and
             amortization............       1,526,015       1,225,139       1,102,448
          (Gain) loss on disposal of
             equipment...............         (18,054)          1,025         730,025
          Decrease (increase) in
             accounts receivable.....      11,322,559     (10,644,227)     (1,840,415)
          Decrease (increase) in
             inventories.............       6,524,260      (8,094,570)         20,180
          (Increase) decrease in
             federal income tax
             receivable, accrued and
             deferred................      (2,189,620)         92,158         544,695
          (Increase) decrease in
             other assets............        (366,117)        (84,790)        273,505
          (Decrease) increase in
             accounts payable........      (6,754,384)      5,925,735      (1,801,897)
          (Decrease) increase in
             accrued liabilities.....        (238,914)        938,153         375,318
                                       --------------  --------------  --------------
     Net cash provided by (used in)
       operating activities..........       6,069,291      (8,192,701)      2,140,448
                                       --------------  --------------  --------------
Cash flows from investing activities:
     Capital expenditures............      (1,169,168)     (1,953,218)     (2,215,259)
     Proceeds from sale of
       equipment.....................          46,133          70,956         202,031
                                       --------------  --------------  --------------
     Net cash used in investing
       activities....................      (1,123,035)     (1,882,262)     (2,013,228)
                                       --------------  --------------  --------------
Cash flows from financing activities:
     (Decrease) increase in
       outstanding checks in excess
       of funds on deposit...........      (1,297,807)        186,329       1,170,819
     Net (repayments) borrowings
       under line of credit
       agreement.....................      (2,487,000)     12,534,000        (864,000)
     Proceeds from issuance of
       long-term debt................             -0-             -0-         923,052
     Principal payments under
       long-term debt................        (376,635)     (2,558,454)       (909,258)
     Proceeds from issuance of common
       stock for employee stock
       options.......................           4,648         481,171         102,000
                                       --------------  --------------  --------------
     Net cash (used in) provided by
       financing activities..........      (4,156,794)     10,643,046         422,613
                                       --------------  --------------  --------------
Net increase in cash.................         789,462         568,083         549,833
Cash at beginning of period..........       1,217,171         649,088          99,255
                                       --------------  --------------  --------------
Cash at end of period................  $    2,006,633  $    1,217,171  $      649,088
                                       ==============  ==============  ==============
Supplemental disclosure of cash flow
  information:
Cash paid during the period for:
     Interest........................  $    1,269,992  $      688,174  $      541,360
     Income taxes....................  $      291,000  $    1,251,000  $    1,462,000

                              SUN SPORTSWEAR, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1  OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

  OPERATIONS

     The Company is engaged in designing, sourcing, printing and wholesale distributing of imprinted, dyed, and decorated casual apparel. Products consist primarily of garments printed with designs which are subject to license or distributor agreements with third parties, and proprietary designs developed by the Company. Revenues from operations are principally generated in the United States.

  RECLASSIFICATIONS

     Certain reclassifications have been made to prior year amounts (including reclassification of distribution costs from "operating expenses" to "cost of goods sold") to conform to the presentation of the December 31, 1995 financial statements.

  INVENTORIES

     Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method. Cost includes the purchase price of unprinted garments, the cost of manufacturing "cut-and-sewn" garments and the cost of production of printed garments.

  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Furniture, vehicles, equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets for furniture, vehicles and equipment and over the lease term or useful life for leasehold improvements.

  ACCOUNTS PAYABLE

     Outstanding checks in excess of funds on deposit of $1,003,000 and $2,299,000 at December 31, 1995 and 1994, respectively, have been classified as accounts payable.

  ACCRUED ROYALTIES PAYABLE

     Royalties are accrued when the related licensed garments are shipped. Additionally, the Company periodically reviews its royalty agreements, which contain guaranteed minimum payments, and accrues the amount of the guaranteed minimum royalties not expected to be met by sales of the licensed product.

  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), ACCOUNTING FOR INCOME TAXES. Deferred taxes have been provided on income and expense items that are reported in different periods for financial and tax reporting purposes.

  REVENUE RECOGNITION

     Sales are recognized when finished garments are shipped from the Company's facilities.

  SALES DEDUCTIONS

     Sales discounts and allowances are accrued as sales are recorded. Sales returns, the other component of sales deductions, are accrued when the Company believes sales returns will occur.

  ESTIMATES BY MANAGEMENT

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                              SUN SPORTSWEAR, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  EARNINGS PER SHARE

     Earnings per share has been computed based upon the weighted average number of shares outstanding for all periods presented. Fully diluted earnings per share does not differ materially from primary earnings per share.

NOTE 2  COMMITMENTS:

     The Company has historically leased office, warehouse and manufacturing space in Kent, Washington from a company owned by David Sabey, the majority shareholder until December 1992 (at which time Mr. Sabey divested himself of all his shares in the Company). The current lease requires monthly payments of $115,000 plus operating and maintenance expense of the facility. Rent expense for leases with Sabey totaled $1,389,000, $1,386,000 and $1,404,000 in 1995,
1994 and 1993 respectively. The Company has an option to purchase the facility it presently occupies during the five year period October 6, 1994 through October 5, 1999 for a mutually agreeable fair market price. This lease expires in 1999.

     The Company also leases warehouse space in Kent, Washington from a third party. The lease expires in January 1997. Rent expense for this third party lease, and other expired leases, in 1995, 1994 and 1993 totaled $181,000, $89,000 and $198,000, respectively.

     Future minimum rent commitments under all operating leases for periods after December 31, 1995 are as follows:

                   RENT COMMITMENTS
------------------------------------------------------
1996....................................  $  1,572,100
1997....................................     1,380,000
1998....................................     1,380,000
1999....................................     1,035,000
                                          ------------
                                          $  5,367,100
                                          ============

     Sun acquires rights to use trademarks and characters on specified types of garments, under license agreements from third parties. At December 31, 1995, the Company was party to approximately 52 such license agreements. Under these license agreements, the Company pays royalties of between 4% and 14% of the sales price of products sold displaying the licensed character or trademark. Royalty expense for Sun's license agreements totaled $9,004,513, $9,354,684 and $6,350,413 in 1995, 1994 and 1993 respectively. These license agreements typically require that the Company guarantee a minimum royalty payment. Unmet guaranteed minimum royalty commitments under all licensing agreements in place at December 31, 1995, are as follows:

                 ROYALTY COMMITMENTS
------------------------------------------------------
1996....................................  $    920,000
1997....................................       429,000
                                          ------------
                                          $  1,349,000
                                          ============

     At December 31, 1995, the Company had an allowance of $691,000 recorded on its balance sheet primarily to cover 1996 and 1997 minimum royalty commitments which are not anticipated to be recovered through licensed product sales. (See "Note 11--Valuation and Qualifying Accounts")

                              SUN SPORTSWEAR, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3  INVENTORIES:

     Inventories are composed of:

                                                DECEMBER 31,
                                       ------------------------------
                                            1995            1994
                                       --------------  --------------
Garments in process..................  $    2,244,781  $    2,205,577
Unprinted finished garments..........      19,827,823      24,544,341
Printed finished garments............       5,617,347       5,965,455
Supplies.............................         407,064         521,000
Lower of cost or market allowance....      (4,465,657)     (3,080,755)
                                       --------------  --------------
                                       $   23,631,358  $   30,155,618
                                       ==============  ==============

NOTE 4  EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

     Equipment and leasehold improvements are summarized by major classifications as follows:

                                                                 DECEMBER 31,
                                          ESTIMATED     ------------------------------
                                        USEFUL LIVES         1995            1994
                                        -------------   --------------  --------------
Production equipment.................      5-7          $    3,658,352  $    3,500,342
Leasehold improvements...............     5-10               1,271,542       1,157,422
Computer hardware and software.......      3-5               2,996,638       1,507,205
Furniture and fixtures...............       5                1,116,112       1,111,640
Distribution equipment...............     5-10               1,452,716       1,395,543
Warehouse equipment..................      5-7                 395,797         338,507
Vehicles.............................       5                   12,417          27,317
                                                        --------------  --------------
                                                            10,903,574       9,037,976
Construction in progress.............                              509         922,373
Less -- Accumulated depreciation.....                       (6,072,089)     (4,743,429)
                                                        --------------  --------------
                                                        $    4,831,994  $    5,216,920
                                                        ==============  ==============

     In October 1993, the Company permanently discontinued all operations, including "cut-and-sew" garment manufacturing operations, at its Tennessee facility which resulted in charges to operations for shutdown expense of $898,000 during the year ended December 31, 1993.

NOTE 5  NOTES PAYABLE:

     Notes payable consist of the following:

                                         INTEREST RATE AT             DECEMBER 31,
                                           DECEMBER 31,      ------------------------------
                                               1995               1995            1994
                                        ------------------   --------------  --------------
Bank line of credit, portion
  Prime based........................          8.50%         $          -0-  $    3,987,000
Bank line of credit, portion
  LIBOR based........................          7.94%             13,500,000      12,000,000
                                                             --------------  --------------
                                                             $   13,500,000  $   15,987,000
                                                             ==============  ==============

     At December 31, 1995, the Company's Bank credit agreement provided for a line of credit facility (including commercial and standby letters of credit) of up to $27,000,000. At December 31, 1995, total outstanding commercial letters of credit were $919,245 and approximately $1.8 million was available for borrowing. The borrowing rate for the revolving portion of the line was the prime rate or lower. All the

                              SUN SPORTSWEAR, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Company's assets, including accounts receivable and inventories, were pledged as security for borrowings under the Bank credit agreement.

     In February 1996, the Company replaced its Bank credit agreement with a credit agreement provided by Heller Financial, Inc. The Heller credit agreement provides for a line of credit (including commercial letters of credit) of up to $24,000,000. The borrowing rate for the revolving portion of the line is the prime rate and all the Company's assets, including accounts receivable and inventories, are pledged as security for borrowings under the Heller credit agreement. The Heller credit agreement requires compliance with certain financial covenants principally relating to working capital, tangible net worth, ratio of debt to equity, expenditures for fixed assets, minimum earnings (before taxes, interest and depreciation), interest coverage, restrictions on the payment of dividends and restrictions on the incurrence of long-term debt.

     The weighted average interest rate for the Bank line of credit was 8.06% for 1995 and 6.73% for 1994.

NOTE 6  LONG-TERM DEBT:

     Long-term debt consists of the following:

                                         INTEREST RATE AT          DECEMBER 31,
                                           DECEMBER 31,     --------------------------
                                               1995             1995          1994
                                        ------------------  ------------  ------------
Notes payable to GE Capital in
  monthly installments of $25,694....   Variable -- 5.91%   $    338,006  $    617,112
Other notes payable..................   Various                      -0-        97,529
                                                            ------------  ------------
                                                                 338,006       714,641
LESS -- Current installments.........                           (245,652)     (376,636)
                                                            ------------  ------------
Long-term debt.......................                       $     92,354  $    338,005
                                                            ============  ============

     The notes payable to GE Capital were paid off in February 1996.

NOTE 7 CASH PROFIT SHARING, 401-K PROFIT SHARING PLAN, STOCK OPTION PLANS, AND RETIREMENT BENEFITS:

     The Company has a Cash Profit Sharing Plan for its employees ("Cash
Plan"). Under the Cash Plan, the Board of Directors determines, at its discretion, a percentage of the Company's net profits to be distributed to employees on an annual basis. The amount of the distribution to any employee is based upon the employee's compensation level and in some instances, length of service with the Company. The Cash Plan is administered by a committee of senior management employees appointed by the Board of Directors. The amount charged to expense under the Cash Plan totaled $94,000, $194,000 and $321,000 in 1995, 1994 and 1993, respectively.

     Effective January 1, 1992, the Company established a 401-K profit sharing plan for qualifying employees. Employee contributions to the 401-K plan are matched by the Company dollar for dollar on the first $200 contributed to the plan; then $.25 for every $1 up to 6.0% of the employee's gross earnings. Employees are fully vested in the 401-K plan after three years of service. The 401-K plan is administered by a non-related, third party. The amount charged to expense under the 401-K plan totaled $66,000, $57,000 and $54,000 in 1995, 1994 and 1993, respectively.

     In October 1989, the Board of Directors approved stock option plans for Company employees and directors coincident with the completion of the public offering of common stock of the Company. The plans provide for the issuance of options to purchase common stock to employees and non-employee directors of the Company, at an exercise price in most cases equal to the fair market value at the date of grant. The maximum term of options granted is ten years. Options to employees are granted at the discretion of the Compensation Committee of the Board of Directors. Options granted to non-employee directors are granted

                              SUN SPORTSWEAR, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED) in accordance with a formula set forth in the director plan. A total of 660,000 common stock shares have been reserved for issuance under these plans.

     Options granted and outstanding during the three years ended December 31, 1995 are:

                                            DIRECTOR PLAN              EMPLOYEE PLAN
                                       ------------------------   ------------------------
                                        SHARES     PRICE/SHARE      SHARES     PRICE/SHARE
                                       ---------   ------------   ----------   -----------
Options at December 31, 1992.........     22,000   $6.00-$11.25      252,250   $3.25-$6.25
     Options granted.................     11,000      $3.75          173,750   $3.19-$3.38
     Options canceled................    (17,000)  $ 6.00-11.25      (36,250)  $3.25-$6.25
     Options exercised...............     --            --           (28,500)  $3.25-$4.50
                                       ---------                  ----------
Options at December 31, 1993.........     16,000   $ 3.75-$6.00      361,250   $3.19-$6.00
     Options granted.................      2,000      $5.88          141,750   $4.38-$5.88
     Options canceled................     --            --           (72,125)  $3.19-$6.00
     Options exercised...............     --            --          (109,625)  $3.25-$4.50
                                       ---------                  ----------
Options at December 31, 1994.........     18,000   $ 3.75-$6.00      321,250   $3.38-$5.88
     Options granted.................      2,000      $4.125          54,500     $4.125
     Options canceled................     (1,000)     $4.125          (8,875)  $4.38-$5.88
     Options exercised...............     --            --            (1,375)     $3.38
                                       ---------                  ----------
Options at December 31, 1995.........     19,000   $ 3.75-$6.00      365,500   $3.25-$5.88
                                       =========                  ==========

     Options outstanding under the Director Plan are subject to one year vesting periods, carry a five year term, and at December 31, 1995, options for 18,000 shares were exercisable. Options outstanding under the Employee Plan are subject tovesting periods of up to four years, carry a ten year term, and at December 31, 1995, options for 268,541 shares were exercisable.

     In October 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation", which establishes financial accounting and reporting standards for stock-based employee compensation plans and for the issuance of equity instruments to acquire goods and services from non-employees. The Company has not determined the method of adoption for the year ended December 31, 1996.

NOTE 8  INDUSTRY PROFILE AND MAJOR CUSTOMERS:

     The Company operates almost exclusively in one industry, which is the wholesale distribution of imprinted, dyed and decorated casual apparel. The Company's customers consist of large retail mass merchants. A substantial portion of the Company's customers' ability to honor their obligations is dependent on the retail apparel economic sector.

     The Company has three major customers who are mass merchants. The percentage of gross sales for each customer and the total percentage of gross sales for the three customers are as follows:

                                          PERCENTAGE OF
                                              GROSS
                                        SALES FOR KMART,
                                             TARGET,          TOTAL PERCENTAGE
                                          AND WAL-MART,      OF GROSS SALES FOR
                                          RESPECTIVELY      THE THREE CUSTOMERS
                                        -----------------   --------------------
For the year ended December 31,
     1995............................   17%, 24% and 47%            88%
     1994............................   19%, 29% and 40%            88%
     1993............................    8%, 38% and 36%            82%

                              SUN SPORTSWEAR, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9  INCOME TAXES:

     In January 1993, the Company prospectively adopted Statement of Financial Accounting Standards No. 109 (FAS 109), ACCOUNTING FOR INCOME TAXES. FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The impact of adopting FAS 109 was not significant to the Company.

     The provision (benefit) for income taxes was as follows :

                                 FOR THE YEAR ENDED DECEMBER 31,
                            ------------------------------------------
                                 1995           1994          1993
                            --------------  ------------  ------------
Current...................  $   (1,854,594) $  1,554,000  $  1,299,668
Deferred..................         (44,026)     (326,000)      194,332
                            --------------  ------------  ------------
                            $   (1,898,620) $  1,228,000  $  1,494,000
                            ==============  ============  ============

     Deferred tax assets (liabilities) at December 31 comprised the following:

                                           1995          1994
                                       ------------  ------------
Inventory capitalization.............  $    463,749  $    599,749
Allowance for doubtful accounts......        15,748        15,818
Accrued expenses.....................        39,116        42,774
Accrued royalties....................       235,077       102,369
Other................................        78,907        44,265
                                       ------------  ------------
Gross deferred tax assets............       832,597       804,975

Less -- Depreciation.................      (199,907)     (216,311)
                                       ------------  ------------
                                       $    632,690  $    588,664
                                       ------------  ------------

                                           1995          1994
                                       ------------  ------------
Net current deferred tax asset.......  $    788,332  $    760,710
Net noncurrent deferred tax
liability............................      (155,642)     (172,046)
                                       ------------  ------------
                                       $    632,690  $    588,664
                                       ============  ============

NOTE 10  CONTINGENCIES:

     The only legal proceedings to which the Company is a party involve routine matters that are incidental to its business. The Company does not believe that the resolution of these matters will have a material effect on the results of operations or financial condition of the Company.

NOTE 11  VALUATION AND QUALIFYING ACCOUNTS:

     Activity of the Company's allowance for doubtful accounts follows:

                                            FOR THE YEAR ENDED DECEMBER 31,
                                          -----------------------------------
                                            1995        1994         1993
                                          ---------  ----------  ------------
Balance, beginning of the year..........  $  46,524  $   88,000  $    258,000
Provision for doubtful accounts.........        -0-         -0-           -0-
Chargeoffs/collections..................       (207)    (41,476)     (170,000)
                                          ---------  ----------  ------------
Balance, end of the year................  $  46,317  $   46,524  $     88,000
                                          =========  ==========  ============

                              SUN SPORTSWEAR, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     During 1993, 1994 and 1995, the Company had an agreement with Heller Financial, Inc. intended to transfer the collection risk to Heller for Sun's accounts receivable for essentially all of its customers other than Target, Kmart and Wal-Mart. Under the agreement, Heller assumed 100% of the collection risk associated with the Company's covered receivables. Heller received a fee equal to.55% of the gross amount of covered receivables for assuming such collection risk. The amount charged to expense for factoring fees was $48,000, $80,000 and $169,000 in 1995, 1994 and 1993, respectively. This agreement expires in 1997.

     In February 1996, Sun amended the risk-transfer agreement with Heller, whereby Heller also assumes 70% of the collection risk associated with the Kmart receivables for a fee equal to. 65% of the gross amount of such receivables.

     Activity of the Company's lower of cost or market inventory reserves follows:

                                     FOR THE YEAR ENDED DECEMBER 31,
                                ------------------------------------------
                                     1995           1994          1993
                                --------------  ------------  ------------
Balance, beginning of the year. $    3,080,755  $  1,501,876  $    919,725
Accruals.......................      3,773,078     2,470,097       895,360
Chargeoffs.....................     (2,388,176)     (891,218)     (313,209)
                                --------------  ------------  ------------
Balance, end of the year....... $    4,465,657  $  3,080,755  $  1,501,876
                                ==============  ============  ============

     Activity of the Company's unmet guaranteed minimum royalty reserves follows:

                                             FOR THE YEAR ENDED DECEMBER 31,
                                          --------------------------------------
                                              1995          1994         1993
                                          ------------  ------------  ----------
Balance, beginning of the year..........  $    301,085  $    147,333  $      -0-
Accruals................................       693,643       350,000     147,333
Chargeoffs..............................      (303,325)     (196,248)        -0-
                                          ------------  ------------  ----------
Balance, end of the year................  $    691,403  $    301,085  $  147,333
                                          ============  ============  ==========

NOTE 12  RELATED PARTY TRANSACTIONS:

     During 1995, Sun hired the consulting firm of Wiley, Pene and Company to assist in the Company's re-engineering efforts. Wiley, Pene and Company was paid $243,000 from March to October 1995 for its services. Wiley, Pene and Company is owned by Robert Pene, a former director of Sun, who resigned from the Company's Board of Directors in September 1995; and by William S. Wiley, who was appointed as the Company's Chief Executive Officer, President and Director in October 1995.

                              SUN SPORTSWEAR, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 13  SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     Quarterly financial information for the years ended December 31, 1995 and 1994 is as follows:

                                              FIRST           SECOND          THIRD           FOURTH
                                             QUARTER         QUARTER         QUARTER         QUARTER           TOTAL
                                          --------------  --------------  --------------  --------------  ---------------
1995
Net sales...............................  $   25,720,562  $   30,581,505  $   16,224,578  $   21,438,680  $    93,965,325
                                          --------------  --------------  --------------  --------------  ---------------
Cost of goods sold......................      22,522,498      25,310,087      17,097,761      19,639,509       84,569,855
                                          --------------  --------------  --------------  --------------  ---------------
Gross margin............................       3,198,064       5,271,418        (873,183)      1,799,171        9,395,470
Operating expenses......................       3,627,428       3,662,095       3,504,743       3,169,817       13,964,083
Other expense...........................         330,034         314,033         152,794         269,600        1,066,461
                                          --------------  --------------  --------------  --------------  ---------------
(Loss) income before provision for
  income taxes..........................        (759,398)      1,295,290      (4,530,720)     (1,640,246)      (5,635,074)
(Benefit) provision for income taxes....        (258,000)        440,000      (1,540,500)       (540,120)      (1,898,620)
                                          --------------  --------------  --------------  --------------  ---------------
Net (loss) income.......................  $     (501,398) $      855,290  $   (2,990,220) $   (1,100,126) $    (3,736,454)
                                          ==============  ==============  ==============  ==============  ===============
Net (loss) income per share.............          $(0.09)          $0.15          $(0.52)         $(0.19)          $(0.65)

1994
Net sales...............................  $   27,224,201  $   27,374,640  $   26,633,787  $   31,980,268  $   113,212,896
Cost of goods sold......................      22,394,136      22,778,232      23,230,396      27,476,000       95,878,764
                                          --------------  --------------  --------------  --------------  ---------------
Gross margin............................       4,830,065       4,596,408       3,403,391       4,504,268       17,334,132
Operating expenses......................       3,304,038       3,373,498       3,129,524       3,285,020       13,092,080
Other expense...........................          59,258          69,235         167,585         269,298          565,376
                                          --------------  --------------  --------------  --------------  ---------------
Income before provision for income
  taxes.................................       1,466,769       1,153,675         106,282         949,950        3,676,676
Provision for income taxes..............         498,000         377,579          51,808         300,613        1,228,000
                                          --------------  --------------  --------------  --------------  ---------------
Net income..............................  $      968,769  $      776,096  $       54,474  $      649,337  $     2,448,676
                                          ==============  ==============  ==============  ==============  ===============
Net income per share....................           $0.17           $0.14           $0.01           $0.11            $0.43

     The sum of quarterly earnings per share will not necessarily equal the earnings per share reported for the entire year, due to rounding.

                              SUN SPORTSWEAR, INC.
                                 BALANCE SHEETS

                                       SEPTEMBER 30,    DECEMBER 31,
                                            1996            1995
                                       --------------  --------------
                                        (UNAUDITED)
               ASSETS
CURRENT ASSETS:
     Cash............................  $      141,773  $    2,006,633
     Accounts receivable, net of
       allowance for doubtful
       accounts of $45,904 and
       $46,317, respectively.........       6,530,384      13,102,275
     Inventories, net (Note 2).......      19,415,919      23,631,358
     Prepaid expenses and other
       current assets................       1,225,966         959,872
     Deferred income taxes...........       1,138,332         788,332
     Federal income tax receivable...       1,042,387       1,979,535
                                       --------------  --------------
          Total current assets.......      29,494,761      42,468,005
EQUIPMENT AND LEASEHOLD IMPROVEMENTS,
  net
     (Note 3)........................       3,923,159       4,831,994
OTHER ASSETS.........................          14,506          15,107
                                       --------------  --------------
          Total assets...............  $   33,432,426  $   47,315,106
                                       ==============  ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Notes payable...................  $    3,400,208  $   13,500,000
     Accounts payable................       3,552,640       4,985,953
     Accrued royalties payable.......       1,309,865       1,753,745
     Accrued wages and taxes
       payable.......................         912,711         512,078
     Accrued interest payable........          19,846          51,263
     Current portion of long-term
       debt..........................             -0-         245,652
                                       --------------  --------------
          Total current
             liabilities.............       9,195,270      21,048,691
                                       --------------  --------------
NONCURRENT LIABILITIES:
     Long-term debt, net of current
       portion.......................             -0-          92,354
     Deferred income taxes...........         155,642         155,642
                                       --------------  --------------
     Total noncurrent liabilities....         155,642         247,996
                                       --------------  --------------
SHAREHOLDERS' EQUITY:
     Common stock, no par value,
       20,000,000 shares authorized;
       5,748,500 shares at 9/30/96
       and 12/31/95 issued and
       outstanding...................      21,618,339      21,618,339
     Retained earnings...............       2,463,175       4,400,080
                                       --------------  --------------
          Total shareholders'
             equity..................      24,081,514      26,018,419
                                       --------------  --------------
COMMITMENTS AND CONTINGENCIES
          Total liabilities and
             shareholders' equity....  $   33,432,426  $   47,315,106
                                       ==============  ==============

                 See accompanying notes to financial statements

                              SUN SPORTSWEAR, INC.
                              STATEMENTS OF INCOME
                                  (UNAUDITED)

                                         FOR THE NINE MONTHS ENDED
                                               SEPTEMBER 30,
                                       ------------------------------
                                            1996            1995
                                       --------------  --------------
Proprietary sales....................  $   13,317,282  $   13,273,455
Licensed sales.......................      41,706,383      61,403,890
Sales deductions.....................      (1,421,946)     (2,150,700)
                                       --------------  --------------
Net sales (Note 4)...................      53,601,719      72,526,645
Cost of goods sold...................      46,596,495      64,930,346
                                       --------------  --------------
Gross margin.........................       7,005,224       7,596,299
                                       --------------  --------------
Operating expenses:
     Selling.........................       2,604,171       2,801,000
     Design and pattern..............       1,978,307       1,830,082
     General and administrative......       4,816,007       6,042,717
     Provision for doubtful accounts
      and factoring fees.............         100,746         120,467
                                       --------------  --------------
                                            9,499,231      10,794,266
                                       --------------  --------------
Operating income.....................      (2,494,007)     (3,197,967)
                                       --------------  --------------
Other expense (income):
     Interest expense................         492,359         969,506
     Other, net......................         (51,461)       (172,645)
                                       --------------  --------------
                                              440,898         796,861
                                       --------------  --------------
Income before provision for income
  taxes..............................      (2,934,905)     (3,994,828)
Provision for income taxes...........        (998,000)     (1,358,500)
                                       --------------  --------------
Net loss.............................  $   (1,936,905) $   (2,636,328)
                                       ==============  ==============
Earnings per share:                            $(0.34)         $(0.46)
                                       ==============  ==============
Weighted average shares
  outstanding........................       5,748,500       5,748,165

                 See accompanying notes to financial statements

                              SUN SPORTSWEAR, INC.
                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                         FOR THE NINE MONTHS ENDED
                                               SEPTEMBER 30,
                                       ------------------------------
                                            1996            1995
                                       --------------  --------------
Cash flows from operating activities:
     Net loss........................  $   (1,936,905) $   (2,636,328)
     Adjustments to reconcile net
       loss to net cash provided by
       (used in) operating
       activities:
          Depreciation and
             amortization............       1,294,076       1,131,097
          Loss (gain) on disposal of
             equipment...............             699         (11,252)
          Decrease in accounts
             receivable..............       6,571,891      11,247,195
          Decrease in inventories....       4,215,439         352,345
          Decrease (increase) in
             federal income tax
             receivable,
             accrued and deferred....         587,148      (1,649,500)
          Increase in other assets...        (265,493)       (130,628)
          Decrease in accounts
             payable.................      (1,068,892)     (3,491,769)
          (Decrease) increase in
             accrued liabilities.....         (74,664)         55,604
                                       --------------  --------------
     Net cash provided by operating
       activities....................       9,323,299       4,866,764
                                       --------------  --------------
Cash flows from investing activities:
     Capital expenditures............        (399,048)       (966,203)
     Proceeds from sale of
       equipment.....................          13,108          39,283
                                       --------------  --------------
     Net cash used in investing
       activities....................        (385,940)       (926,920)
                                       --------------  --------------
Cash flows from financing activities:
     Decrease in outstanding checks
       in excess of funds on
       deposit.......................        (364,421)     (1,274,043)
     Net repayments under line of
       credit agreement..............     (10,099,792)     (3,391,000)
     Principal payments under
       long-term debt................        (338,006)       (207,751)
     Proceeds from issuance of common
       stock for employee stock
       options.......................             -0-           4,648
                                       --------------  --------------
     Net cash used in financing
       activities....................     (10,802,219)     (4,868,146)
                                       --------------  --------------
Net decrease in cash.................       1,864,860         928,302
Cash at beginning of period..........       2,006,633       1,217,171
                                       --------------  --------------
Cash at end of period................  $      141,773  $      288,869
                                       ==============  ==============
Supplemental disclosure of cash flow
  information:
Cash paid (received) during the
  period for:
     Interest........................  $      523,775  $      967,052
     Income taxes....................  $   (1,585,148) $      291,000

                 See accompanying notes to financial statements

                              SUN SPORTSWEAR, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES:

  INTERIM FINANCIAL STATEMENTS

     The accompanying financial statements at September 30, 1996 for the three and nine months ended September 30, 1996 and September 30, 1995 are unaudited. These unaudited interim financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. However, in the opinion of management, the accompanying condensed financial statements include all adjustments, consisting only of normal recurring accruals, necessary for a fair statement of the results for the interim periods. The results of operations and cash flows for the nine months ended September 30, 1996 and 1995 are not necessarily indicative of the results of operations and cash flows that may be expected for the entire year, which are subject to year-end adjustments in conjunction with the annual audit by the Company's independent public accountants. The accompanying condensed financial statements and related notes should be read in conjunction with the financial statements and footnotes thereto included in Sun Sportswear, Inc.'s (the "Company") 1995 Form 10-K and Annual Report to Shareholders. See also "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Quarterly Net Sales -- Seasonality" on page 11 of this report.

NOTE 2  INVENTORIES:

     Inventories are composed as follows:

                                        SEPTEMBER 30,       DECEMBER 31,
                                             1996               1995
                                        --------------      -------------
Garments in process..................    $     32,119        $  2,244,781
Unprinted finished garments..........      17,823,307          19,827,823
Printed finished garments............       2,554,484           5,617,347
Supplies.............................         980,725             407,064
Lower of cost or market allowance....      (1,974,716)         (4,465,657)
                                        --------------      -------------
                                         $ 19,415,919        $ 23,631,358
                                        ==============      =============

                              SUN SPORTSWEAR, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 3  EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

     Equipment and leasehold improvements are summarized by major classifications as follows:

                                          ESTIMATED     SEPTEMBER 30,       DECEMBER 31,
                                        USEFUL LIVES         1996               1995
                                        -------------   --------------      -------------
Production equipment.................        5-7        $   3,722,949        $  3,658,861
Leasehold improvements...............       5-10            2,369,879           2,380,317
Design system hardware and
software.............................        3-5              963,417             851,056
Information system hardware and
software.............................        3-5            1,840,880           2,145,582
Furniture and fixtures...............         5               937,672           1,116,112
Distribution equipment...............       5-10              371,033             343,941
Warehouse equipment..................        5-7              357,814             395,797
Vehicles.............................         5                12,417              12,417
                                                        --------------      -------------
                                                           10,576,061          10,904,083
                                                        --------------      -------------
Less -- Accumulated depreciation.....                      (6,652,902 )        (6,072,089)
                                                        --------------      -------------
                                                        $   3,923,159        $  4,831,994
                                                        ==============      =============

NOTE 4  MAJOR CUSTOMERS:

     The Company operates almost exclusively in one industry, which is the wholesale distribution of imprinted, dyed and decorated casual apparel. The Company has three major customers, all of whom are mass merchants. The percentage of gross sales for each customer and the total percentage of gross sales for the three customers are as follows:

                              PERCENTAGE OF GROSS SALES     TOTAL PERCENTAGE
                               FOR THE COMPANY'S THREE     OF GROSS SALES FOR
                                  LARGEST CUSTOMERS        THE THREE CUSTOMERS
                              -------------------------    -------------------
For the nine months ended
   September 30,
     1996...................       11%, 26% and 44%                81%
     1995...................       19%, 25% and 44%                88%
For the year ended
   December 31, 1995........       17%, 24% and 47%                88%

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
  BSI Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of BSI Holdings, Inc. (a Delaware corporation) and subsidiaries as of December 30, 1995, and December 31, 1994 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years ended December 30, 1995, December 31, 1994, and December 31, 1993. These financial statements are the responsibility of the Company' s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSI Holdings, Inc. and subsidiaries as of December 30, 1995, and December 31, 1994, and the results of their operations and their cash flows for the years ended December 30, 1995, December 31, 1994 and December 31, 1993 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
April 22, 1996, except for Note 9,
  as to which the date is
  January 23, 1997

                               BSI HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 30, 1995 AND DECEMBER 31, 1994
                             (DOLLARS IN THOUSANDS)

                                         1995       1994
                                       ---------  ---------
ASSETS
CURRENT ASSETS:
     Cash............................  $     755  $     154
     Accounts receivable, net of
      allowance for doubtful accounts
      of $967 and $573,
      respectively...................     13,294     12,650
     Inventory (Note 2(e))...........     23,571     25,117
     Prepaid expenses................        690        793
     Income tax receivable...........        300        318
     Deferred tax assets (Note 4)....     --            193
                                       ---------  ---------
          Total current assets.......     38,610     39,225
                                       ---------  ---------
PROPERTY, PLANT AND EQUIPMENT, at
  cost (Note 2(f))
     Land............................         90         58
     Buildings.......................        670     --
     Machinery and equipment.........      3,866      2,415
     Furniture and fixtures..........      2,598      1,760
                                       ---------  ---------
                                           7,224      4,233
     Less -- accumulated
      depreciation...................     (2,144)    (1,334)
                                       ---------  ---------
                                           5,080      2,899
                                       ---------  ---------
INTANGIBLE ASSETS (Note 2(g))
     Costs in excess of fair value of
      assets acquired................      2,461      1,807
     Less -- accumulated
      amortization...................       (336)      (276)
                                       ---------  ---------
                                           2,125      1,531
                                       ---------  ---------
     Other...........................      1,320      1,260
     Less -- accumulated
      amortization...................       (541)      (346)
                                       ---------  ---------
                                             779        914
                                       ---------  ---------
          Total intangible assets....      2,904      2,445
                                       ---------  ---------
OTHER ASSETS.........................        476        480
                                       ---------  ---------
                                       $  47,070  $  45,049
                                       =========  =========


          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                               BSI HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 30, 1995 AND DECEMBER 31, 1994
                             (DOLLARS IN THOUSANDS)

                                         1995       1994
                                       ---------  ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
  (DEFICIT)
CURRENT LIABILITIES:
     Borrowings pursuant to revolving
      credit agreement (Note 3(a))...  $  20,693  $  18,885
     Current portion of other debt
      (Notes 3(a), (c) and (d))......      2,531      1,206
     Accounts payable................     13,771     10,925
     Accrued liabilities.............      3,207      2,282
                                       ---------  ---------
          Total current
             liabilities.............     40,202     33,298
                                       ---------  ---------
BORROWINGS PURSUANT TO CREDIT
  AGREEMENT (Note 3(a))..............      1,900      2,703
                                       ---------  ---------
NOTES PAYABLE (Note 3(c))............        118     --
                                       ---------  ---------
SUBORDINATED DEBT DUE TO RELATED
  PARTIES (Note 3(b))................      3,716      5,712
                                       ---------  ---------
CAPITAL LEASE LIABILITY (Note
  3(d))..............................        878     --
                                       ---------  ---------
DEFERRED INCOME TAXES PAYABLE (Note
  4).................................     --            115
                                       ---------  ---------
MANDATORILY REDEEMABLE PREFERRED
  STOCK (Note 6).....................        945     --
                                       ---------  ---------
COMMITMENTS AND CONTINGENCIES (Note
  8).................................
SHAREHOLDERS' EQUITY (DEFICIT) (Note
  5):
     Preferred stock, $.01 par,
      25,000,000 shares authorized...     --         --
     Common stock; $.01 par,
      50,000,000 shares authorized
      and 10,078,593 shares
      outstanding....................          2          2
     Additional paid-in capital......      2,861      2,861
     Retained earnings (deficit).....     (3,490)       450
     Notes receivable from
      shareholders...................        (62)       (92)
                                       ---------  ---------
          Total shareholders' equity
             (deficit)...............       (689)     3,221
                                       ---------  ---------
                                       $  47,070  $  45,049
                                       =========  =========


          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                               BSI HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
 FOR THE YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 31, 1993
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           1995          1994          1993
                                       ------------  ------------  ------------
NET SALES............................  $    131,020  $     76,754  $     60,850
COST OF GOODS SOLD...................       106,576        64,846        51,640
                                       ------------  ------------  ------------
     Gross profit....................        24,444        11,908         9,210
OPERATING EXPENSES:
  Selling, general and administrative
     expenses........................        25,264         9,997         7,062
  Amortization of intangible assets
     and noncompete payments.........           285           224           223
                                       ------------  ------------  ------------
     Total operating expenses........        25,549        10,221         7,285
     Operating income (loss).........        (1,105)        1,687         1,925
                                       ------------  ------------  ------------
OTHER EXPENSE (INCOME):
  Interest...........................         3,695         1,663         1,153
  Other, net (Note 1(b)(iii))........           (22)      --                 89
                                       ------------  ------------  ------------
     Income (loss) before income
       taxes and extraordinary
       item..........................        (4,778)           24           683
PROVISION (CREDIT) FOR INCOME TAXES
  (Note 4)...........................          (338)           99           254
                                       ------------  ------------  ------------
     Net income (loss) before
       extraordinary item............        (4,440)          (75)          429
EXTRAORDINARY ITEM:
  Gain on extinguishment of debt
     (Note 3(b)).....................           500       --            --
                                       ------------  ------------  ------------
     Net income (loss)...............  $     (3,940) $        (75) $        429
                                       ============  ============  ============
PER SHARE DATA:
     Earnings (loss) per common and
       common equivalent share before
       extraordinary item............  $       (.29) $       (.01) $        .03
                                       ------------  ------------  ------------
     Extraordinary gain per common
       and common equivalent share...           .03       --            --
                                       ------------  ------------  ------------
     Earnings (loss) per common and
       common equivalent share.......  $       (.26) $       (.01) $        .03
                                       ============  ============  ============
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING (Note
  2(i))..............................    14,922,148    14,922,148    14,936,403
                                       ============  ============  ============


          The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                               BSI HOLDINGS, INC.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
 FOR THE YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 31, 1993
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                  NOTES
                                        PREFERRED STOCK         COMMON STOCK        ADDITIONAL    RETAINED     RECEIVABLE
                                       ------------------   ---------------------     PAID-IN     EARNINGS        FROM
                                        SHARES    AMOUNT       SHARES     AMOUNT      CAPITAL     (DEFICIT)   SHAREHOLDERS
                                       ---------  -------   ------------  -------   -----------   ---------   -------------
BALANCES AT
  DECEMBER 31, 1992..................    150,000   $  15       9,889,032   $  26      $ 2,188      $    101      $  (200)
    Common stock issued..............     --          --         189,561    --             40        --           --
    Change in par value of stock
      pursuant to plan of merger.....     --         (14)        --          (24)          38        --           --
    Payments received from
      shareholders...................     --          --         --         --         --            --               60
    Dividends paid on preferred
      stock..........................     --          --         --         --         --                (5)      --
    Net income.......................     --          --         --         --         --               429       --
                                       ---------  -------   ------------  -------   -----------   ---------   -------------
BALANCES AT
  DECEMBER 31, 1993..................    150,000       1      10,078,593       2        2,266           525         (140)
    Stock purchase warrants issued...     --          --         --         --            744        --           --
    Payments received from
      shareholders...................     --          --         --         --         --            --               48
    Redemption (Note 5)..............   (150,000)     (1)        --         --           (149)       --           --
    Net loss.........................     --          --         --         --         --               (75)      --
                                       ---------  -------   ------------  -------   -----------   ---------   -------------
BALANCES AT
  DECEMBER 30, 1994..................     --          --      10,078,593       2        2,861           450          (92)
    Payments received from
      shareholders...................     --          --         --         --         --            --               30
    Net loss.........................     --          --         --         --         --            (3,940)
                                       ---------  -------   ------------  -------   -----------   ---------   -------------
BALANCES AT
  DECEMBER 30, 1995..................     --       $  --      10,078,593   $   2      $ 2,861      $ (3,490)     $   (62)
                                       =========  =======   ============  =======   ===========   =========   =============

                                           TOTAL
                                       SHAREHOLDERS'
                                           EQUITY
                                         (DEFICIT)
                                       --------------
BALANCES AT
  DECEMBER 31, 1992..................     $  2,130
    Common stock issued..............           40
    Change in par value of stock
      pursuant to plan of merger.....      --
    Payments received from
      shareholders...................           60
    Dividends paid on preferred
      stock..........................           (5)
    Net income.......................          429
                                       --------------
BALANCES AT
  DECEMBER 31, 1993..................        2,654
    Stock purchase warrants issued...          744
    Payments received from
      shareholders...................           48
    Redemption (Note 5)..............         (150)
    Net loss.........................          (75)
                                       --------------
BALANCES AT
  DECEMBER 30, 1994..................        3,221
    Payments received from
      shareholders...................           30
    Net loss.........................       (3,940)
                                       --------------
BALANCES AT
  DECEMBER 30, 1995..................     $   (689)
                                       ==============


          The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                               BSI HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 31, 1993
                             (DOLLARS IN THOUSANDS)

                                         1995        1994       1993
                                       ---------  ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)...............  $  (3,940) $      (75) $     429
                                       ---------  ----------  ---------
     Adjustments to reconcile net
       loss to net cash provided by
       operating activities net of
       acquisition related items --
          Depreciation...............        824         435        296
          Amortization of intangible
             assets..................        253         192        168
          Gain on extinguishment of
             debt....................       (500)     --         --
          Decrease (increase) in
             deferred income taxes...         78        (120)       (73)
          Increase in accounts
             receivable..............       (614)     (1,495)      (433)
          Decrease (increase) in
             inventory...............        906      (2,945)     2,872
          Decrease (increase) in
             prepaid expenses........        113        (522)        34
          Decrease (increase) in
             income tax receivable...         18        (318)    --
          Decrease (increase) in
             other noncurrent
             assets..................        (20)        166       (113)
          Increase in accounts
             payable and accrued
             liabilities.............      3,621       1,094     (3,143)
                                       ---------  ----------  ---------
               Net cash provided by
                  (used in) operating
                  activities.........        739      (3,588)      (392)
                                       ---------  ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of Velva Sheen
       Manufacturing Co., net of cash
       acquired......................     --         (11,735)    --
     Purchases of property, plant and
       equipment, net................       (518)       (528)      (602)
     Additional payments on
       prior-year asset purchase.....     --             (10)       (10)
                                       ---------  ----------  ---------
               Net cash used in
                  investing
                  activities.........       (518)    (12,273)      (612)
                                       ---------  ----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings pursuant to revolving
       credit agreement, net.........      1,808       9,846        630
     Borrowings of long-term debt
       pursuant to credit
       agreement.....................      1,000       3,569        528
     Repayments of long-term debt
       pursuant to credit
       agreement.....................     (1,409)       (203)      (489)
     Proceeds from (repayments of)
       subordinated debt and stock
       purchase warrants.............       (996)      2,500       (338)
     Repayment of capital lease
       obligations and industrial
       revenue bonds.................        (48)     --         --
     Payments for deferred financing
       costs.........................         (5)       (119)      (112)
     Payments received on notes
       receivable from
       shareholders..................         30          48         60
     Dividends paid on preferred
       stock.........................     --          --             (5)
                                       ---------  ----------  ---------
               Net cash provided by
                  financing
                  activities.........        380      15,641        274
                                       ---------  ----------  ---------
NET INCREASE (DECREASE) IN CASH......        601        (220)      (301)
CASH AT BEGINNING OF YEAR............        154         374        675
                                       ---------  ----------  ---------
CASH AT END OF YEAR..................  $     755  $      154  $     374
                                       =========  ==========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
     Cash paid for interest..........  $   3,500  $    1,434  $   1,166
     Cash paid for income taxes
       (refunds received)............       (453)        648        194
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  ACTIVITIES:
     Capital lease financing.........        377      --             --

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                               BSI HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 31, 1993

(1)  ORGANIZATION, NATURE OF OPERATIONS AND ACQUISITIONS --

     (a) ORGANIZATION AND NATURE OF OPERATIONS -- BSI Holdings, Inc. (BSIH or the Company), a Delaware Corporation, is the parent company for two wholly-owned subsidiaries: Brazos Sportswear, Inc. (BSI), a Texas Corporation, and Brazos Embroidery, Inc. (BEI), a Pennsylvania corporation.

     BSI designs, manufactures and distributes sportswear for adults and children. Products manufactured and sold by BSI under license agreements include those decorated with classic cartoon characters and collegiate logos. BSI also markets sportswear decorated with its proprietary designs and creates garments under private labels of major retailers. In addition, BSI distributes undecorated garments to other imprinters of sportswear.

     On December 1, 1995, BEI was formed as a wholly-owned subsidiary of the Company to acquire certain of the assets and assume certain of the liabilities of Needleworks, Inc. See Note 1(b)(i) for further discussion.

     The Company had net sales of $29 million, $24 million and $18 million, which represented 22%, 32% and 30% of total net sales during 1995, 1994, and 1993, respectively, to a single customer. The accompanying consolidated balance sheets include accounts receivable of $3.7 million and $4.2 million at December 30, 1995 and December 31, 1994, respectively, due from such customer.

     The three largest suppliers of blank garments to the Company represented approximately 59%, 51% and 57% of the total purchases of these products in 1995, 1994 and 1993, respectively. Management believes that a loss of any single supplier would not significantly impact operations as alternative products are available from other sources.

     (b)  ACQUISITIONS --

          (i) NEEDLEWORKS, INC. ACQUISITION -- This acquisition has been accounted for using the purchase method of accounting and, accordingly, the assets and liabilities acquired and assumed have been included in the consolidated balance sheet at their estimated fair values as of the acquisition date (December 1, 1995) as shown below (in thousands except share amounts):

Assumed debt.........................  $   1,598
Liabilities assumed and acquisition
  costs..............................        150
Issuance of 650,000 shares of A-1
  preferred stock....................        647
Issuance of 300,000 shares of A-2
  preferred stock....................        298
Issuance of warrants to purchase
  620,282 shares (16,361 shares on a
  pre-split basis) of the Company's
  common stock.......................     --
                                       ---------
                                           2,693
                                       ---------
Fair value of tangible assets
  acquired:
     Receivables.....................         30
     Inventory.......................        110
     Prepaids........................         10
     Property, plant and equipment...      2,110
     Other assets....................         67
                                       ---------
                                           2,327
                                       ---------
Goodwill.............................  $     366
                                       =========

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          The operations of BEI for the periods from December 1, 1995 have been included in the Company's consolidated statements of operations. Pro forma information is not included due to the relative immateriality of this acquisition.

          (ii) VELVA SHEEN ACQUISITION -- On November 10, 1994, BSI acquired certain of the assets and assumed certain liabilities of Velva Sheen
     Manufacturing Co. (Velva Sheen) from American Marketing Industries (AMI). The acquisition has been accounted for using the purchase method of accounting and, accordingly, the assets and liabilities acquired and assumed have been included in the consolidated balance sheet at their estimated fair values as of the acquisition date and which have subsequently been adjusted in 1995 as shown below (in thousands):

                                            AS
                                        ORIGINALLY     CHANGES IN       REVISED
                                         RECORDED         1995        ALLOCATION
                                        -----------    -----------    ----------
Revolver borrowings..................     $ 6,085         $             $ 6,085
Term financing.......................       3,600         --              3,600
Subordinate debt to existing
  shareholders.......................       2,500         --              2,500
Subordinated debt to AMI.............       2,000          (500)          1,500
Liabilities assumed and acquisition
  costs..............................       6,100            20           6,120
                                        -----------    -----------    ----------
                                           20,285          (480)         19,805
                                        -----------    -----------    ----------
Fair value of tangible assets
  acquired:
     Cash............................         296         --                296
     Receivables.....................       6,733         --              6,733
     Inventory.......................      10,444          (750)          9,694
     Prepaids........................         810         --                810
     Property, plant and equipment...       1,557         --              1,557
                                        -----------    -----------    ----------
                                           19,840          (750)         19,090
                                        -----------    -----------    ----------
Cost in excess of fair value of
  assets.............................     $   445         $ 270         $   715
                                        ===========    ===========    ==========

          The operations of Velva Sheen for the periods from November 10, 1994, have been included in the Company's consolidated statements of operations.

          (iii) COSTS ASSOCIATED WITH UNSUCCESSFUL ACQUISITIONS -- During 1995 and 1993, BSI incurred costs of $55,000 and $89,000, respectively, related to unsuccessful acquisition ventures. These costs are classified as other expense in the accompanying consolidated statements of operations.

(2)  SIGNIFICANT ACCOUNTING POLICIES --

     (a) PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries, BSI and BEI. All significant intercompany accounts and transactions have been eliminated.

     (b) MANAGEMENT'S USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) YEAR-END -- The Company uses a 52-53 week accounting period ending on the last Saturday in December. Previously, the Company's year-end was December 31.

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (d) REVENUE RECOGNITION -- Sales are recognized when finished garments are shipped from the Company's facilities.
     (e) INVENTORY -- The Company's inventories are stated at cost, which is not in excess of market utilizing both the last-in, first-out (LIFO) method and the first-in, first-out (FIFO) method depending on the specific division location. The following is a summary of inventories at year-end, by costing method (in thousands):

         INVENTORY CATEGORY             METHOD     1995       1994
-------------------------------------   ------   ---------  ---------
Blank garments.......................    LIFO    $  11,074  $   9,124
Printed garments.....................    LIFO        3,174      2,570
                                                 ---------  ---------
                                                    14,248     11,694
Less -- LIFO reserve.................                 (231)      (195)
                                                 ---------  ---------
          Total LIFO.................               14,017     11,499
                                                 ---------  ---------
Manufactured garments................    FIFO        1,676      1,989
Blank and printed garments...........    FIFO        7,878     11,629
                                                 ---------  ---------
          Total FIFO.................                9,554     13,618
                                                 ---------  ---------
          Total inventory............            $  23,571  $  25,117
                                                 =========  =========

     For financial statement purposes, the Company follows the specific identification method whereby LIFO is determined on an item-by-item basis. For federal income tax reporting purposes, LIFO is determined utilizing the dollar-value method using one homogenous pool. For federal income tax reporting purposes, the Company's LIFO inventories were as follows (in thousands):

                                         1995       1994
                                       ---------  ---------
Tax LIFO cost........................  $  12,991  $  10,671
Book LIFO cost.......................     14,017     11,499

     Cost of goods sold reflects a LIFO charge of $36,000 and $4,000 in 1995 and 1994, respectively, and a benefit of $84,000 in 1993.

     (f) PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When properties are retired or otherwise disposed of, the cost thereof and the applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

     The estimated useful life for each of the major asset categories is as follows:

Land.................................       --
Building.............................     39 years
Machinery and equipment..............    5-7 years
Furniture and fixtures...............    5-7 years

     (g) INTANGIBLE ASSETS -- Amounts paid in excess of the fair value of the tangible net assets acquired are being amortized over periods ranging from 15 to 40 years. Subsequent to acquisitions, the Company evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of costs in excess of fair value of tangible assets acquired may warrant revisions or that the remaining balance of such costs may not be recoverable.

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Other intangible assets at December 30, 1995 and December 31, 1994 include non-competition agreements, deferred financing costs and licenses. The costs of noncompetition agreements are being amortized over the respective lives of the agreements (five years) using the straight-line method. The deferred financing costs are being amortized over the life of the credit facility to which they relate using a method which approximates the effective interest method. The costs of licenses are being amortized over a period of 15 years using the straight-line method.

     (h) ADVERTISING -- The Company expenses the production cost of advertising the first time the advertising takes place, except for direct-response advertising which is capitalized and amortized over its expected period of future benefits.

     Direct-response advertising consists primarily of catalogues that include order phone numbers for the Company's products. The capitalized costs of the advertising are amortized over the year to which the catalogue relates.

     At December 30, 1995, $176,000 of advertising was reported as an asset. Advertising expense was approximately $930,000, $579,000 and $140,000, in 1995, 1994 and 1993, respectively.

     (i)  EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE -- Earnings
(loss) per share is based on the weighted average number of common shares outstanding and includes the effect of the issuance of shares in connection with the assumed exercise of stock options and warrants. Such stock options and warrants were in excess of 20% of total common shares issued and outstanding for all periods presented.

     Earnings (loss) per share has also been computed in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83 (SAB No.
83). SAB No. 83 requires that options and warrants granted in the twelve-month period immediately preceding a proposed public offering transaction at prices substantially less than the initial public offering price be included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented. Warrants issued in 1996 to purchase 4,844,125 shares (127,772 shares on a pre-split basis) of common stock at $.0003 per share were subject to this requirement.

     All share and per share information included in the accompanying consolidated financial statements has been retroactively restated for all periods presented to reflect a 37.912252-for-1 stock split pursuant to the Merger Agreement (See Note 9).

     (j) NEW ACCOUNTING PRONOUNCEMENTS -- In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (SFAS No. 121). SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets to be disposed of in the future. The Company will adopt the provisions of SFAS No. 121 during the first quarter of 1996. Management does not expect such adoption to have a material effect on the Company's financial condition or results of operations.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION(SFAS No. 123). SFAS No. 123 provides that entities may recognize expense for stock-based awards based on their fair value at the date of grant. For those entities who elect not to follow this methodology of expense recognition, SFAS No. 123 requires pro forma disclosure of what earnings and earnings per share would have been had this methodology of expense recognition been applied. The Company does not intend to adopt the expense recognition provisions of SFAS No. 123, but will be required to provide the pro forma disclosures beginning in 1996.

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (k) RECLASSIFICATIONS -- Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform to the 1995 presentation.

(3)  DEBT --

     (a) CREDIT AGREEMENT -- BSI has a credit agreement, as amended on June 2, 1995, with a financial institution which provides for borrowings of up to $35 million which is reduced by amounts borrowed pursuant to a term loan provided by the credit agreement, outstanding letters of credit and a specified percentage of outstanding documentary letters of credit. The credit agreement provides for two term loans of up to an aggregate of $4 million with the balance available as a revolving loan or letters of credit. Principal amounts borrowed together with interest borrowed pursuant to the revolving loan are due upon demand; however, if no demand is made, interest is payable monthly and the principal is due November 10, 1997, with an option to renew for an additional one-year period. Amounts borrowed pursuant to the revolver and $1 million of the term loan bear interest at the lender's base rate, as defined, plus 1.5% (10% at December 30, 1995 and December 31, 1994). Amounts borrowed pursuant to the $3 million term loan bear interest at the lender's base rate, as defined, plus 3% (11.5% at December 30, 1995 and December 31, 1994), and both loans are payable in monthly installments aggregating $133,333, plus interest, through November 10, 1997, when all unpaid principal is due. Available borrowings under the credit agreement are subject to the level of the eligible accounts receivable and inventory. At year-end, BSI had $2.5 million additional borrowings available pursuant to the credit agreement.

     The credit agreement may be terminated subject to a prepayment fee. Amounts borrowed pursuant to the credit agreement are secured by substantially all of the assets of BSI. The credit agreement requires compliance with certain financial covenants, as defined, including a minimum adjusted net worth, interest coverage ratio, debt service coverage ratio, current ratio and a maximum debt service coverage ratio and leverage ratio, and prohibits BSI from paying cash dividends on common stock, incurring additional debt and prepaying subordinated debt. BSI was not in compliance with these provisions at year-end. Subsequent to year-end, BSI amended its loan agreement with its primary lender, Fleet Capital (Fleet). The amendment waived existing covenant violations and established new financial covenants. BSI was in compliance with the new financial covenants at March 31, 1996.

     In a separate amendment subsequent to year-end, BSI amended its loan agreement with Fleet whereby the borrowing base is redefined and allows for the issuance of additional documentary letters of credit for a period of time without reducing BSI's collateral limitation. The Company's largest shareholder, Equus II, Inc., has provided a limited guaranty in favor of Fleet to support the letters of credit. Warrants representing 834,752 common shares of the Company have been issued to Equus as consideration for the guarantee. The warrants have an estimated fair value of zero at the date of grant.

     Amounts borrowed pursuant to the credit agreement consist of the following at year-end (in thousands):

                                         1995       1994
                                       ---------  ---------
Revolving loan.......................  $  20,693  $  18,885
Term loans...........................      3,500      3,909
                                       ---------  ---------
                                          24,193     22,794
Less -- Current portion..............    (22,293)   (20,091)
                                       ---------  ---------
Long-term portion....................  $   1,900  $   2,703
                                       =========  =========

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (b) SUBORDINATED DEBT -- The following summarizes the borrowings at year-end (dollars in thousands):

                                                               INTEREST
                                         1995       1994         RATE
                                       ---------  ---------   -----------
Senior subordinated debt.............  $   2,760  $   2,756       12%
Other subordinated debt..............        956        956   10% to 12%
Subordinated debt due to
  nonshareholders....................     --          2,000       8%
                                       ---------  ---------
                                       $   3,716  $   5,712
                                       =========  =========

     On November 10, 1994, in connection with the Velva Sheen acquisition, BSI incurred additional indebtedness as follows:

          a. Three existing shareholders of the Company purchased $2.5 million in new senior subordinated debt and one shareholder converted $1 million of other subordinated debt to senior subordinated debt. The debt was issued at a discount of $744,000 to give effect to the estimated fair value of stock purchase warrants issued in connection with the new debt (see Note 5). The discount is being amortized into interest expense using the effective interest rate method during the period from issuance through the maturity date of the senior debt which is December 31, 2001. Interest is payable quarterly beginning March 31, 1995, and 16 quarterly principal payments of $218,750 are due beginning March 31, 1998.

          b. Other subordinated debt matures December 31, 2002; interest is payable quarterly beginning March 31, 1995, and 20 quarterly principal payments of $47,814 are due beginning March 31, 1998. The interest rate is 12% on $468,785 of this debt and 10% on the balance.

          c. Subordinated debt due to nonshareholders is due to AMI. The Company exercised its option as part of the purchase agreement to prepay this debt in 1995 whereby a discount of $500,000 was realized and recorded as a reduction of previously recorded goodwill (Note 1(c)). In addition, an additional discount of $500,000 was negotiated subsequent to the acquisition date and recorded as extraordinary income.

     (c) BRAZOS EMBROIDERY DEBT -- The following summarizes the borrowings at year-end (in thousands):

                                         1995
                                       ---------
Industrial revenue bonds.............  $     681
Term loan............................        150
                                       ---------
                                             831
Less -- Current portion..............       (713)
                                       ---------
Long-term portion....................  $     118
                                       =========

     On December 1, 1995, in connection with the Needleworks, Inc. acquisition, BEI assumed indebtedness as follows:

          a. The Industrial Revenue Bonds (the Bonds) bear interest at a floating weekly rate which approximates 5.8% at year-end. The bonds are secured by substantially all of the assets of BEI and a bank letter of credit which expires August 15, 1998. The bank letter of credit is essentially guaranteed by another bank under a Reimbursement Agreement which requires BEI to make monthly principal payments of $2,083 through April 1996, $4,166 through April 2002 and $6,250 through April 2007. BEI has the option to establish the Bond's interest rate form (variable or fixed interest rate). When a fixed interest rate is selected, the fixed rate assigned will approximate the market rate for comparable

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) securities. When a variable rate is selected or at the end of a fixed interest rate period, the Bondholders reserve the right to demand payment of the Bonds. In the event that any of the Bondholders exercise their rights, a remarketing agent is responsible for remarketing the Bonds on a best efforts basis for not less than the outstanding principal and accrued interest. In the event the Bonds are not able to be remarketed and borrowings on the letters of credit occur, funding through the Reimbursement Agreement occurs and BEI could be required to repay the debt at that time. Thus, the Bonds are classified as current debt in the accompanying consolidated balance sheet.

          b. The term loan bears interest at prime plus 1% which approximates 9.5% at year-end. The loan is secured by certain equipment and is to be repaid with monthly payments of interest beginning February 1, 1995 and 33 equal monthly principal payments of $4,545 beginning June 1, 1996.

     (d) CAPITAL LEASES -- The Company has entered into capital leases for various equipment. The debt associated with such leases at year-end is as follows (in thousands):

                                         1995
                                       ---------
Capital lease obligation (net of $270
  of interest).......................  $   1,096
Less -- Current portion..............       (218)
                                       ---------
Long-term portion....................  $     878
                                       =========

     Maturities of all of the borrowings discussed above are as follows at year-end (in thousands):

                                        AMOUNT
                                        -------
1996.................................   $23,224
1997.................................     2,198
1998.................................       325
1999.................................       297
2000.................................        77
Thereafter...........................     3,715
                                        -------
                                        $29,836
                                        =======

     The revolving loan, term loans and Bonds bear interest at variable rates which approximate current rates. Accordingly, the amounts as stated for these loans approximate fair value. The fair value of the subordinated debt is based on the current rates offered for debt of the same remaining maturities. The estimated fair value of the fixed rate subordinated debt at year-end is $3,857,000 and its carrying amount is $3,716,000.

(4)  INCOME TAXES --

     The Company adopted, effective January 1, 1993, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires that deferred tax liabilities or assets be recorded using the tax rate expected to be in effect when taxes are actually paid or recovered.

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision (credit) for income taxes includes the following components (in thousands):

                                         1995       1994       1993
                                       ---------  ---------  ---------
Currently payable (receivable):
     Federal.........................  $    (300) $     136  $     317
     State and local.................     --             83         10
                                       ---------  ---------  ---------
                                            (300)       219        327
                                       ---------  ---------  ---------
Deferred:
     Federal --
          Depreciation...............        240         32        (19)
          Tax net operating loss
             carryforward............     (1,411)    --         --
          LIFO inventory.............         12          9         19
          Inventory reserves.........        219         24       (143)
          Inventory cost
             capitalization..........       (115)      (138)       114
          Accounts receivable
             reserves................       (158)        20        (59)
          Valuation allowance........      1,339     --         --
          Other, net.................       (164)       (67)        15
                                       ---------  ---------  ---------
                                             (38)      (120)       (73)
                                       ---------  ---------  ---------
     State and local.................     --         --         --
                                       ---------  ---------  ---------
                                       $    (338) $      99  $     254
                                       =========  =========  =========

     The following is a reconciliation between the statutory federal income tax rate and the effective rate shown above (dollars in thousands):

                                             1995               1994              1993
                                        ---------------    --------------    --------------
                                        AMOUNT     RATE    AMOUNT    RATE    AMOUNT    RATE
                                        -------    ----    ------    ----    ------    ----
Computed provision (credit) for
  federal income taxes at the
  statutory rate.....................   $(1,459)    34 %    $  8      34 %   $ 233      34 %
State and local income taxes, net of
  federal income tax benefit.........     --       --         24     100 %      30       4 %
Valuation allowance..................     1,339    (31 )%   --       --
Other................................      (218)     5 %      67     279 %      (9 )    (1 )%
                                        -------    ----    ------    ----    ------    ----
                                        $  (338)     8 %    $ 99     413 %   $ 254      37 %
                                        =======    ====    ======    ====    ======    ====

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At year-end the net deferred tax asset consisted of the following (in thousands):

                                         1995       1994
                                       ---------  ---------
Deferred tax liabilities:
     Tax depreciation over book
       depreciation..................  $    (361) $    (120)
     LIFO inventory..................       (455)      (442)
     Inventory reserves..............       (133)        86
     Other...........................       (187)       361
                                       ---------  ---------
                                          (1,136)      (115)
                                       ---------  ---------
Deferred tax assets:
     Inventory cost capitalization...        476        360
     Accounts receivable reserves....        276        118
     Employee benefits...............        139         83
     Other, net......................        173       (368)
     Net operating loss
       carryforward..................      1,411     --
     Valuation allowance.............     (1,339)    --
                                       ---------  ---------
                                           1,136        193
                                       ---------  ---------
               Net deferred tax
                  asset..............  $  --      $      78
                                       =========  =========

     The regular tax net operating loss of approximately $4.3 million was partially utilized in 1995 to offset approximately $900,000 of taxable income from prior years as a loss carryback claim. The remainder can be carried forward and used to reduce future taxable income through 2010. The valuation allowance is required due to the uncertainty of realizing the net deferred tax asset through future operations.

(5)  SHAREHOLDERS' EQUITY --

     (a) COMMON STOCK -- During 1992, the Company issued 1,895,613 shares (50,000 shares on a pre-split basis) of common stock to existing shareholders in exchange for cash, principal reductions of certain subordinated notes payable to shareholders and notes receivable with original principal amounts aggregating $200,000 with aggregate payments of $12,000 per quarter, plus interest, through December 31, 1996.

     During 1993, BSI issued 189,561 shares (5,000 shares on a pre-split basis) of common stock to an existing shareholder and former owner of a division of BSI as a final adjustment to the purchase price paid for such division. Shareholders' equity and costs in excess of fair value of assets acquired were increased by $40,000, respectively, in order to record these shares.

     (b) PREFERRED STOCK -- On August 29, 1994, BSI distributed its investment in another company to its shareholders to redeem its preferred stock (Series 1).

     (c) EMPLOYEE STOCK OPTIONS -- During 1994, the board of directors of the Company authorized a stock option plan which provides that options may be granted to key employees and officers. Common stock issued under this plan may not exceed 2,274,735 shares (60,000 shares on a pre-split basis). In management's opinion, options granted under this plan are at exercise prices which are not less than the fair value of the Company's stock at the date of grant. There were no options issued under this plan during 1994. Options granted under this plan during 1995 generally vest ratably over a period of three years beginning January 1, 1996.

     During 1991 and 1992, the Company granted to an employee options to purchase 85,682 shares (2,260 shares on a pre-split basis) of its common stock at prices ranging from $.13 to $.36 per share ($5.00 to $13.75 per share on a pre-split basis). In management's opinion, these options were at exercise prices which

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

were not less than the fair value of the Company's stock at the date of grant. These options were canceled during 1995 upon resignation from employment by this employee.

     Option activity for 1993, 1994 and 1995 is summarized as follows:

                                         SHARES         RANGE OF
                                       SUBJECT TO    OPTION PRICES
                                         OPTION         PER YEAR
                                       -----------   --------------
Balance at January 1, 1993...........       85,682    $ .13 - $.36
     Options granted.................      --             --
     Options exercised...............      --             --
                                       -----------
Balance at December 31, 1993.........       85,682    $ .13 - $.36
     Options granted.................      --             --
     Options exercised...............      --             --
                                       -----------
Balance at December 31, 1994.........       85,682    $ .13 - $.36
     Options granted.................    2,159,103    $ .40 - $.79
     Options exercised...............      --             --
     Options canceled................      (85,682)   $ .13 - $.36
                                       -----------
Balance at December 30, 1995.........    2,159,103    $ .40 - $.79
                                       ===========
Exercisable at December 30, 1995.....      --
                                       ===========
Shares reserved for future grants:
     At December 31, 1994............    2,274,735
     At December 30, 1995............      115,632

     (d) STOCK PURCHASE WARRANTS -- In 1992, warrants to purchase 276,229 shares (7,286 shares on a pre-split basis) at prices ranging from $.24 to $.36 per share were granted to three shareholders. The exercise price is determined by the date of exercise as specified in the warrant. The warrants are exercisable in whole or in part at any time until March 31, 1997, when any remaining warrants expire. In management's opinion, warrants granted were at exercise prices which were not less than fair value of the Company's stock at the date of grant.
     On November 10, 1994, in connection with the Velva Sheen acquisition, the Company issued warrants to the purchasers of its senior subordinated debt. The warrants allow the holders to purchase 2,610,145 shares (68,847 shares on a pre-split basis) of the Company's common stock at a purchase price of $.0003 per share. The warrants were valued at $744,000 which represents the difference between the exercise price and management's estimate of the fair market value of the 2,610,145 shares of the Company's common stock issuable pursuant to the exercise of the warrants at the date of grant. The warrants have been recorded as additional paid-in capital (see Note 3). The warrants are exercisable in whole or in part until December 31, 2004.

     On December 1, 1995, in connection with the Needleworks, Inc. acquisition, the Company issued warrants to the seller to purchase 620,282 shares (16,361 shares on a pre-split basis) of the Company's common stock at a purchase price of $.0003 per share. The warrants were valued at zero at the date of the acquisition. The warrants expire December 31, 2003. The exercise period begins on the earlier of the date the Company completes an initial public stock offering, the Company releases all indemnification claims against the seller, other major transactions (as defined) occur or June 30, 1997.

     As discussed in Note 3(a), warrants representing 834,752 common shares (22,018 shares on a pre-split basis) were issued to Equus in January 1996. The warrants, which have an exercise price of $.0003 per

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

share were valued at zero on the date of grant. The warrants are exercisable in whole or in part at any time prior to January 2006, when any remaining warrants expire.
     Warrant activity for 1993, 1994 and 1995 is summarized as follows:

                                           SHARES SUBJECT     RANGE OF EXERCISE
                                            TO WARRANTS        PRICES PER YEAR
                                           --------------     -----------------
Balance at January 1, 1993..............        276,228        $ .2400 - $.3600
     Warrants granted...................        --                   --
     Warrants exercised.................        --                   --
                                           --------------     -----------------
Balance at December 31, 1993............        276,228        $ .2400 - $.3600
     Warrants granted...................      2,610,145        $          .0003
     Warrants exercised.................        --                   --
                                           --------------     -----------------
Balance at December 31, 1994............      2,886,373        $ .0003 - $.3600
     Warrants granted...................        620,282        $          .0003
     Warrants exercised.................        --                   --
                                           --------------     -----------------
Balance at December 30, 1995............      3,506,655        $ .0003 - $.3600
                                           ==============     =================


(6)  MANDATORILY REDEEMABLE PREFERRED STOCK --

     The Company has authorized 25,000,000 shares of preferred stock, $.01 par value, issuable in series. The Company issued 650,000 and 300,000 shares of its A-1 and A-2 preferred stock, respectively, in connection with the Needleworks, Inc. acquisition (see Note 1). These shares were assigned a fair value and redemption value of $1 per share for a total value of $950,000 less approximately $5,000 of reductions as stipulated in the purchase agreement. These shares do not pay dividends and are not convertible into common stock. These shares are redeemable together at any time at the option of the Company and have a mandatory redemption date at the earlier of (i) the date the Company completes an initial public stock offering or major transaction occurs, as defined, or (ii) the later of the date the subordinated debt is repaid or December 31, 2003. Accordingly, these shares have been presented outside of shareholders' equity in the accompanying consolidated balance sheets.

(7)  EMPLOYEE BENEFIT PLANS --

     (a) EMPLOYEES' 401(K) PLAN -- In January 1994, the Company adopted a 401(k) savings plan (the Plan) covering substantially all employees. Under the Plan, the Company will match 50% of employee contributions, up to 6% of compensation, for employees with annual compensation of $75,000 or less. Contributions by employees earning $75,000 or more are not matched by the Company. During 1996 and 1995, the Company contributed $159,000 and $89,000, respectively, pursuant to the Plan.

     (b) DEFINED BENEFIT PENSION PLAN -- Certain Velva Sheen division employees covered by a collective bargaining agreement participate in a defined benefit plan. The benefits to eligible employees are based primarily on years of service. The Company's policy is to contribute at least the amount required by the Employee Retirement Income Security Act of 1977 as determined by consulting actuaries. The assets of this plan are invested primarily in mutual funds.

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following sets forth the net periodic pension cost, the status of the defined benefit plan and the assumptions used in computing this information at year-end (in thousands):

                                         1995       1994
                                       ---------  ---------
Service cost.........................  $      25  $       4
Interest cost........................         79         14
Actual loss (return) on plan
  assets.............................       (161)         6
Net amortization and deferral........         57        (24)
                                       ---------  ---------
          Total net periodic pension
             cost....................  $  --      $  --
                                       =========  =========
Actuarial present value of benefit
  obligations:
     Vested benefit obligation.......  $  (1,207) $  (1,018)
     Non-vested benefit obligation...        (38)       (32)
                                       ---------  ---------
Accumulated benefit obligation.......     (1,245)    (1,050)
Plan assets at fair value............      1,498      1,417
                                       ---------  ---------
          Plan assets in excess of
             projected benefit
             obligation..............        253        367
Unrecognized net loss................        118          4
                                       ---------  ---------
          Prepaid pension cost.......  $     371  $     371
                                       =========  =========
     The actuarial assumptions were:

                                         1995       1994
                                       ---------  ---------
Discount rate........................       7.0%      7.75%
Rate of return on assets.............       7.5%       7.5%

     The Company does not offer post-retirement benefits (other than the defined benefit pension plan described above) or post-employment benefits to its employees.

(8)  COMMITMENTS AND CONTINGENCIES --

     (a) LEASES -- The Company leases various office and warehouse facilities and equipment from both related and unrelated parties under noncancellable operating leases. The Company leases office space from two of BSIH's shareholders. The Company also has two leases for facilities in College Station, Texas, with a partnership which is controlled by certain shareholders of BSIH. The Company is obligated to pay all applicable taxes and insurance expenses pursuant to the terms of both of these leases. Future minimum lease payments under noncancellable operating leases with initial or remaining terms of one year or more at year-end, are as follows (in thousands):

                                        RELATED      UNRELATED
                                        PARTIES       PARTIES
                                        -------      ---------
1996.................................   $   258       $   986
1997.................................       258           529
1998.................................       258           342
1999.................................       225           326
2000.................................       222           309
Thereafter...........................       412           122
                                        -------      ---------
                                        $ 1,633       $ 2,614
                                        =======      =========

     Total lease expense recorded during 1995, 1994 and 1993 was approximately $1,713,000, $793,000 and $638,000, respectively, of which $258,000, $266,000 and
$354,000, respectively, was to related parties.

     During 1993, BSI paid consulting fees of $30,000 to two shareholders for investment advisory services.

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (b) EMPLOYMENT AND NONCOMPETITION AGREEMENTS -- The Company has entered into employment and noncompetition agreements with certain key employees providing for payment of salaries and incentive compensation up to a specified maximum amount of incentive compensation. Such employment and noncompetition agreements expire at various times through December 31, 1998. The minimum payments for salaries to be made under these agreements subsequent to year-end are $294,000 in 1996, $272,000 in 1997 and $275,000 in 1998. During 1995, 1994
and 1993, respectively, compensation expense recognized by the Company pursuant to such employment and noncompetition agreements was $416,000, $489,000 and $855,000, including incentive compensation.

     (c) PURCHASES OF INVENTORY -- The Company has agreements with vendors to purchase garments used in production. The most restrictive agreements have noncancellable provisions which bind the Company to purchase all garments scheduled to be shipped within 60 days. At December 30, 1995, the Company was committed to purchase approximately $3.8 million under such agreements.

(9)  SUBSEQUENT EVENTS (UNAUDITED) --

     (a) AGREEMENT OF MERGER WITH SUN SPORTSWEAR, INC. -- On November 13, 1996, the board of directors of BSI executed a merger agreement with Sun Sportswear, Inc. ("Sun") whereby BSI will merge with and into Sun in a reverse acquisition (the "Merger"). Following the Merger, Sun, as the surviving corporation, will change its name to Brazos Sportswear, Inc. The principal business operations following the Merger will consist of the businesses previously conducted by BSI and Sun, which is the design, sourcing, printing and marketing of sportswear primarily to mass merchandisers in the United States. The Merger is expected to be completed during the first quarter of 1997.

     The Merger will be treated as a recapitalization of BSI, with BSI as the accounting acquiror (I.E., a "reverse acquisition") and will be accounted for under the "purchase" method of accounting, in accordance with generally accepted accounting principles.

CONVERSION OF BSI CAPITAL STOCK

     On the effective date of the Merger (the "Effective Date"), each share of BSI Common Stock will be converted into 37.912252 shares of Sun Common Stock. As a result of the conversion, the former holders of BSI Common Stock will own approximately 88% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Convertible Preferred Stock. On the Effective Date, each share of BSI Preferred Stock will be converted into one share of Sun Preferred Stock of the comparable series, and as a result, the former holders of BSI Preferred Stock will own 100% of the Sun Preferred Stock outstanding as of the Effective Date. A majority of the Preferred Stock series will be convertible, under certain circumstances, into Sun Common Stock at $2.20 per share. If the Sun Convertible Preferred Stock is immediately converted into Sun Common Stock, the former holders of BSI Capital Stock would own 89.6% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options. No fractional shares are to be issued as a result of the conversion of the BSI Common Stock, and in lieu thereof, Sun will make a cash payment attributable to such fractional shares based on the lesser of $2.20 per share or the closing price per share for the Sun Common Stock on the Nasdaq/NMS on the last trading day preceding the Effective Date. Additionally, on the Effective Date, each then outstanding option and warrant to purchase BSI Common Stock will be converted into an option or warrant, as the case may be, to purchase shares of Sun Common Stock based on the 37.912252 share conversion rate. The exercise price per share of such option or warrant to purchase Sun Common Stock will be adjusted to take into account the conversion rate; otherwise the terms and conditions of such option or warrant will be the same as the options or warrants so converted.

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CONVERSION OF SUN COMMON STOCK

     On the Effective Date, each holder of shares of Sun Common Stock outstanding immediately prior to the Effective Date (other than Seafirst, which holds approximately 66% of the outstanding shares of Sun Common Stock and shareholders who have made a non-cash election), will have 50% of such shares converted into the right to receive $2.20 in cash per share and will retain the remaining 50% of such shares. If none of such Sun shareholders makes a non-cash election they will own in the aggregate approximately 4.7% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Convertible Preferred Stock. In the alternative, if all such holders elect to retain their respective shares of Sun Common Stock, they will own in the aggregate 8.3% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Convertible Preferred Stock. On the Effective Date, except as discussed below, 1,834,676 shares of Sun Common Stock held by Seafirst immediately prior to the Effective Date (representing 48.3% of the shares of Sun Common Stock held by Seafirst) will be converted into the right to receive $2.20 per share, payable $1.3824 per share in cash and $.8176 per share by the issuance of the Subordinated Note. However, to the extent the other Sun Shareholders elect to retain Sun Common Stock, for each share retained, Seafirst will have an additional share of its Sun Common Stock converted into cash in the amount of $2.20 per share. Upon the completion of all conversions of shares of Sun Common Stock, (i) 48.9% of all shares of Sun Common Stock outstanding immediately prior to the Effective Date will have been converted into consideration totaling $6,179,637, all of which will consist of cash except for $1,500,000, which will be payable by the issuance of the subordinated note to Seafirst, and (ii) 51.1% of all such shares of Sun Common Stock will remain outstanding. No fractional shares will be issued upon the conversion of the Sun Common Stock, and in lieu thereof, Sun will make a cash payment attributable to fractional shares based on the lesser of $2.20 per share or the closing price per share for the Sun Common Stock on the Nasdaq/NMS on the last trading day immediately preceding the Effective Date.

     A preliminary summary of the Merger, utilizing September 30, 1996 balances, is as follows:

                                        (000'S OMITTED)
                                        ----------------
Fair value of assets acquired
including:
     Accounts receivable.............       $  6,530
     Inventories.....................         16,916
     Other current assets............          3,591
     Noncurrent assets...............             98
     Negative goodwill...............         (3,361)
                                        ----------------
Total fair value of assets
  acquired...........................         23,774
                                        ----------------
Less:
     Purchase price (5,748,500 shares
     at $2.20 per share).............         12,647
     Transaction costs...............          1,543
     Financing costs.................            125
     Severance costs.................            108
                                        ----------------
Total purchase price.................         14,423
                                        ----------------
Liabilities assumed..................       $  9,351
                                        ================


     It is anticipated that the purchase price will be financed through a combination of borrowings under BSI's credit agreements ($6.3 million short-term, $1.0 million long-term), the issuance of BSI convertible, mandatorily redeemable preferred stock ($2.0 million), and the issuance of a subordinated debenture to

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Seafirst ($1.5 million). In connection with this transaction, the above proceeds will be used to retire $3.0 million of the subordinated debentures payable to the seller of Plymouth. In connection with this transaction, the Company intends to increase its credit facility from $65 million to $85 million. The credit facility will include a $73.2 million revolving line of credit.
     The following is a summary of the sources and uses of cash to complete the Merger (000's omitted):

Funding requirements:
     Purchase of Sun shares
          Cash consideration.........       $  4,680
          Debt consideration.........          1,500
     Transaction costs...............          1,543
     Financing costs.................            125
     Prepayment of subordinated
     debt............................          3,000
                                        ----------------
                                            $ 10,848
                                        ================
Funding sources:
     Borrowings under credit
     facility........................       $  7,348
     Subordinated note to Seafirst...          1,500
     Mandatorily redeemable preferred
     stock...........................          2,000
                                        ----------------
                                            $ 10,848
                                        ================


     The Merger, which has been approved by the boards of directors of both the Company and Sun, is subject to approval by regulatory authorities and the shareholders of the Company and Sun.

     (b) ACQUISITION OF PLYMOUTH MILLS, INC. -- Effective August 2, 1996, BSI acquired substantially all of the assets, net of the assumption of certain specified liabilities, of Plymouth Mills, Inc. (Plymouth), a New York corporation. The purchase price is expected to be approximately $36 million, pending the outcome of an earnout period and finalization of appraisals, evaluations and estimates of fair value, which are not currently complete. Pursuant to the related asset purchase agreement, the purchase price has been financed through a combination of borrowings under BSI's revolving credit agreement ($18.6 million), the issuance of subordinated debentures in the capital markets ($3.5 million), the issuance of BSI mandatorily redeemable preferred stock, series A ($2.5 million), and the issuance of subordinated debentures to the seller ($10.0 million). In connection with this transaction, the maximum amount available under BSI's credit facility was increased from $35 million to $65 million. This transaction will be accounted for as a "purchase" under generally accepted accounting principles.

     In connection with the acquisition of Plymouth, BSI exchanged subordinated debt payable to related parties (carrying value of $3,719,000 at August 2, 1996) for 4,456,000 shares of a newly created series of the Company's mandatorily redeemable preferred stock (Series B). This preferred stock will be recorded at its fair value, estimated to be $4,456,000 based on its redemption price of $1.00 per share. The related loss on this exchange transaction of $737,000 will be recorded to additional paid in capital as the transaction is between related parties.

     The Series A mandatorily redeemable preferred stock contains detachable warrants to purchase 2,294,677 shares (60,526 shares on a pre-split basis) of the Company's common stock at a purchase price of $.0003 per share. The warrants were valued at $485,000 which represents the difference between the exercise price and management's estimate of the fair market value of the 2,294,677 shares of the Company's common stock issuable pursuant to the exercise of the warrants at the date of grant. The warrants are exercisable in whole or in part until August 2006.
     The $3.5 million principal amount of subordinated debt contains detachable warrants to purchase 1,714,695 shares (45,228 shares on a pre-split basis) of the Company's common stock at a purchase price of

                               BSI HOLDINGS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$.0003 per share. These warrants also provide put rights to the holders. The puts, which survive and apply to the underlying common stock upon exercise, may be exercised beginning in 2001 and prior to a qualified initial public offering (as defined). The warrants were valued at $330,000 which represents the difference between the exercise price and management's estimate of the fair market value of 1,714,695 shares of the Company's common stock issuable pursuant to the exercise of the warrants at the date of grant. These warrants expire on the earlier of August 2006 or six years after repayment of the $3.5 million subordinated note.
     The Company also issued to the seller warrants to purchase 1,137,368 shares (30,000 shares on a pre-split basis) of its common stock at a purchase price of $.79 per share. These warrants were assigned a value of zero because in the opinion of management, these warrants were granted at an exercise price which is not less than the fair value of the Company's stock at the date of grant.

                               BSI HOLDINGS, INC.
               CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)
                 AS OF SEPTEMBER 28, 1996 AND DECEMBER 30, 1995
                             (DOLLARS IN THOUSANDS)

                                        SEPTEMBER 28,       DECEMBER 30,
                                             1996               1995
                                        --------------      -------------
               ASSETS
CURRENT ASSETS:
     Cash............................      $    328            $   755
     Accounts receivable, net of
       allowance for doubtful
       accounts of $1,610 and $967 in
       1996 and 1995, respectively...        40,963             13,294
     Inventories.....................        37,358             23,571
     Other current assets............         1,303                990
                                        --------------      -------------
          Total current assets.......        79,952             38,610
                                        --------------      -------------
PROPERTY, PLANT AND EQUIPMENT, at
  cost, net..........................         6,507              5,080
OTHER ASSETS:
     Intangible assets, net..........        22,703              2,904
     Other...........................           484                476
                                        --------------      -------------
          Total other assets.........        23,187              3,380
                                        --------------      -------------
          Total assets...............      $109,646            $47,070
                                        ==============      =============

     The accompanying notes to consolidated condensed financial statements are an integral part of these consolidated condensed financial statements.

                               BSI HOLDINGS, INC.
               CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)
                 AS OF SEPTEMBER 28, 1996 AND DECEMBER 30, 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           SEPTEMBER 28,     DECEMBER 30,
                                               1996              1995
                                           -------------     ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
  (DEFICIT)
CURRENT LIABILITIES:
Borrowings pursuant to revolving credit
  agreement.............................     $  36,662         $ 20,693
Current portion of long-term debt.......         3,186            2,531
Current portion of subordinated debt due
  to related parties....................         5,700           --
Accounts payable and accrued expenses...        28,172           16,978
                                           -------------     ------------
     Total current liabilities..........        73,720           40,202
                                           -------------     ------------
NONCURRENT LIABILITIES:
Long-term obligations...................        10,890            2,896
Subordinated debt due related parties...        10,000            3,716
Subordinated debt.......................         3,500           --
Deferred income taxes...................           423           --
                                           -------------     ------------
     Total non-current liabilities......        24,813            6,612
                                           -------------     ------------
MANDATORILY REDEEMABLE PREFERRED
  STOCK.................................         7,447              945
SHAREHOLDERS' EQUITY (DEFICIT):
Common stock, $.01 par, 50,000,000
  shares authorized, 12,532,084 and
  10,078,593 shares outstanding at
  September 28, 1996 and
  December 30, 1995, respectively.......             3                2
Additional Paid-in capital..............         2,588            2,799
Retained earnings (deficit).............         1,075           (3,490)
                                           -------------     ------------
     Total shareholders' equity
      (deficit).........................         3,666             (689)
                                           -------------     ------------
     Total liabilities and shareholders'
      equity............................     $ 109,646         $ 47,070
                                           =============     ============


     The accompanying notes to consolidated condensed financial statements are an integral part of these consolidated condensed financial statements.

                               BSI HOLDINGS, INC.
                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                           FOR THE THIRTY-NINE WEEKS
          ENDED SEPTEMBER 28, 1996 AND SEPTEMBER 30, 1995 (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                              1996          1995
                                          ------------  ------------
NET SALES...............................  $    127,531  $     99,995
COSTS OF GOODS SOLD.....................        94,869        80,202
                                          ------------  ------------
     Gross Profit.......................        32,662        19,793
OPERATING EXPENSES:
     Selling, general and administrative
      expenses..........................        23,805        18,824
     Amortization of intangible assets
      and non-compete payments..........           366           219
                                          ------------  ------------
               Total operating
                   expenses.............        24,171        19,043
     Operating income...................         8,491           750
                                          ------------  ------------
OTHER EXPENSE (INCOME):
     Interest expense...................         3,063         2,529
     Other, net.........................          (280)      --
                                          ------------  ------------
               Total other (income)
                   expense, net.........         2,783         2,529
                                          ------------  ------------
     Income (loss) before provision for
      income taxes and extraordinary
      item..............................         5,708        (1,779)
PROVISION (CREDIT) FOR INCOME TAXES.....         1,065          (512)
                                          ------------  ------------
     Net income (loss) before
      extraordinary item................         4,643        (1,267)
EXTRAORDINARY ITEM, GAIN ON
  EXTINGUISHMENT OF DEBT................       --                500
                                          ------------  ------------
     Net income (loss)..................  $      4,643  $       (767)
                                          ============  ============
PER SHARE DATA:
     Earnings (loss) per common and
      common equivalent share:
        Primary -- before extra-
          ordinary item.................  $        .24  $       (.08)
                -- extraordinary item...       --                .03
                                          ------------  ------------
                -- net income (loss)....  $        .24  $       (.05)
                                          ============  ============
        Fully Diluted -- before
          extraordinary item............  $        .23           N/A
                      -- extraordinary
                         item...........       --                N/A
                                          ------------
                      -- net income
                         (loss).........           .23           N/A
                                          ============
     Weighted average number of common
      and common equivalent shares......
               Primary..................    19,638,395    14,922,148
                                          ============  ============
               Fully Diluted............    20,503,249           N/A
                                          ============  ============

     The accompanying notes to consolidated condensed financial statements are an integral part of these consolidated condensed financial statements.

                               BSI HOLDINGS, INC.
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                           FOR THE THIRTY-NINE WEEKS
          ENDED SEPTEMBER 28, 1996 AND SEPTEMBER 30, 1995 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                         1996       1995
                                       ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)...............  $   4,643  $    (767)
     Adjustments to reconcile net
      income (loss) to net cash
      provided by operating
      activities:
     Depreciation....................        851        530
     Amortization of intangible
      assets.........................        366        219
     Change in assets and liabilities
      net of effects of acquisition
      related items
          Gain in extinguishment of
             debt....................     --           (500)
          Accounts receivable........    (18,757)   (12,201)
          Inventories................     (7,692)    (4,123)
          Other current assets.......       (204)       144
          Other noncurrent assets....     (1,095)      (312)
          Accounts payable and
        accrued expenses.............      9,408     12,419
          Deferred income taxes......        423        (62)
                                       ---------  ---------
               Net cash used in
  operating activities...............    (12,057)    (4,653)
                                       ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Purchase of certain net assets
      of Plymouth Mills, Inc.........    (18,000)    --
     Purchases of property and
      equipment, net.................       (410)      (449)
                                       ---------  ---------
          Net cash used in inventing
        activities...................    (18,410)      (449)
                                       ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net borrowings pursuant to
      revolving credit agreement.....     15,969      6,494
     Payments on shareholder notes...         50         24
     Borrowings of long-term debt
      pursuant to credit
      agreements.....................     11,538     (1,496)
     Issuance of Preferred Stock.....      2,483     --
                                       ---------  ---------
          Net cash provided by (used
             in) financing
             activities..............     30,040      5,022
                                       ---------  ---------
NET INCREASE (DECREASE) IN CASH......       (427)       (80)
CASH AT BEGINNING OF PERIOD..........        755        154
                                       ---------  ---------
CASH AT END OF PERIOD................  $     328  $      74
                                       =========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
     Cash paid for interest..........  $   2,638  $   2,380
     Cash paid (refunded) for income
     taxes...........................         24       (453)
     Conversion of subordinated debt
      to mandatorily redeemable
       preferred stock...............      4,456     --
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  ACTIVITIES:
     Capital lease financing.........        650        377


     The accompanying notes to consolidated condensed financial statements are an integral part of these consolidated condensed financial statements.

                               BSI HOLDINGS, INC.
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1)  BASIS OF PRESENTATION --

     (a) GENERAL -- The consolidated condensed financial statements included herein of BSI Holdings, Inc. (BSIH or the Company) have not been audited by independent public accountants, but include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the requirements of the Securities and Exchange Commission, although management believes that the disclosures included in these financial statements are adequate to make the information not misleading.

     It is suggested that these financial statements be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in this registration statement.

     The results of operations for the interim periods are not necessarily indicative of the results to be expected for the year.

     (b)  EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE -- Earnings
(loss) per share is based on the weighted average number of common shares outstanding and includes the effect of the issuance of shares in connection with the assumed exercise of stock options and warrants. Such stock options and warrants were in excess of 20% of total common shares issued and outstanding for all periods presented.

     Earnings (loss) per share has also been computed in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83 (SAB No.
83). SAB No. 83 requires that options and warrants granted in the twelve-month period immediately preceding a proposed public offering transaction at prices substantially less than the initial public offering price be included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented. Warrants issued in 1996 to purchase 4,844,125 shares (127,772 shares on a pre-split basis) of common stock at $.0003 per share were subject to this requirement.
     All share and per share information included in the accompanying consolidated condensed financial statements has been retroactively restated for all periods presented to reflect a 37.912252-for-1 stock split pursuant to the Merger Agreement. (see Note 4).
     Fully diluted earnings per share reflects additional dilution due to the use of the market price at the end of the period (assumed to be the market price at the effective date of the Merger) as it is higher than the market price for the period.

                               BSI HOLDINGS, INC.
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

(2)  INVENTORIES --

     The following is a summary of inventories:

                                               AS OF            AS OF
                                           SEPTEMBER 28,     DECEMBER 30,
                                               1996              1995
                                           -------------     ------------
Blank garments..........................      $18,602          $ 11,074
Printed garments........................        2,645             3,174
                                           -------------     ------------
                                               21,247            14,248
Less -- LIFO Reserve....................         (231)             (231)
                                           -------------     ------------
     Total LIFO.........................       21,016            14,017
                                           -------------     ------------
Manufactured garments...................        1,306             1,676
Blank and printed garments..............       15,036             7,878
                                           -------------     ------------
     Total FIFO.........................       16,342             9,554
                                           -------------     ------------
     Total Inventory....................      $37,358          $ 23,571
                                           =============     ============

(3)  ACQUISITION --

     Effective August 2, 1996, BSIH acquired certain assets and assumed certain liabilities of Plymouth Mills, Inc. ("Plymouth") for approximately $36 million, pending the outcome of an earnout period and finalization of appraisals, evaluations and estimates of fair value, which are not currently complete. This transaction has been accounted for as a purchase and, accordingly, the results of operations of Plymouth from August 2, 1996 are included in the consolidated condensed statements of operations for the thirty-nine weeks ended September 28, 1996.

     In connection with the acquisition, liabilities were assumed as follows:

                                            (000'S
                                           OMITTED)
                                          ----------
Fair value of assets acquired including:
     Accounts receivable................  $    8,804
     Inventories........................       6,128
     Other current assets...............         150
     Property, plant and equipment......       1,216
     Intangible assets..................       1,387
     Goodwill...........................      18,423
                                          ----------
                                              36,108
Less: Cash paid for net assets..........     (18,000)
                                          ----------
                                          $   18,108
                                          ==========
Liabilities assumed, including:
     Subordinated debt to sellers.......  $   10,000
     Liabilities assumed and acquisition
      costs.............................       2,851
     Portion of estimated earnout (for
      the 12-month period ended
      September 30, 1996) and net worth
      (as of August 2, 1996) payments...       5,257
                                          ----------
                                          $   18,108
                                          ==========

                               BSI HOLDINGS, INC.
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     Pursuant to the related asset purchase agreement, the purchase price has been financed through a combination of borrowings under BSI's revolving credit agreement ($18.6 million), the issuance of subordinated debentures in the capital markets ($3.5 million), the issuance of BSI mandatorily redeemable preferred stock, Series A ($2.5 million), and the issuance of subordinated debentures to the seller ($10.0 million). In connection with this transaction, the maximum amount available under BSI's credit facility was increased from $35 million to $65 million.

     Effective with the completion of this transaction, the seller became a member of the board of directors of the Company. The subordinated debentures due the seller consist of the following notes (000's omitted):

Note bearing annual interest at 10%,
  maturing December 31, 1997(a).........  $   3,000
Note bearing annual interest at 7.75%,
  maturing December 31, 2003............      4,000
Note bearing annual interest at 7.75%,
  payable in two equal installments on
  March 31, 1998 and March 31, 1999.....      3,000
                                          ---------
                                          $  10,000
                                          =========
------------
(a) This note will be repaid as part of the Sun merger transaction. See Note 5.

     In connection with the acquisition of Plymouth, BSI exchanged subordinated debt payable to related parties (carrying value of $3,719,000 at August 2, 1996) for 4,456,000 shares of a newly created series of the Company's mandatorily redeemable preferred stock (Series B). This preferred stock was recorded at its fair value, estimated to be $4,456,000 based on its redemption price of $1.00 per share. The related loss on this exchange transaction of $737,000 was recorded to additional paid-in capital as the transaction is between related parties.

     The Series A mandatorily redeemable preferred stock contains detachable warrants to purchase 2,294,677 shares (60,526 shares on a pre-split basis) of the Company's common stock at a purchase price of $.0003 per share. The warrants were valued at $485,000 which represents the difference between the exercise price and management's estimate of the fair market value of the 2,294,677 shares of the Company's common stock issuable pursuant to the exercise of the warrants at the date of grant. The warrants are exercisable in whole or in part until August 2006.

     The $3.5 million principal amount of subordinated debt contains detachable warrants to purchase 1,714,695 shares (45,228 shares on a pre-split basis) of the Company's common stock at a purchase price of $.0003 per share. These warrants also provide put rights to the holders. The puts, which survive and apply to the underlying common stock upon exercise, may be exercised beginning in 2001 and prior to a qualified initial public offering (as defined). The warrants were valued at $330,000 which represents the difference between the exercise price and management's estimate of the fair market value of 1,714,695 shares of the Company's common stock issuable pursuant to the exercise of the warrants at the date of grant. These warrants expire on the earlier of August 2006 or six years after repayment of the $3.5 million subordinated note.

     The Company also issued to the seller warrants to purchase 1,137,368 shares (30,000 shares on a pre-split basis) of its common stock at a purchase price of $.79 per share. These warrants were assigned a value of zero because in the opinion of management, these warrants were granted at an exercise price which is not less than the fair value of the Company's stock at the date of grant.

                               BSI HOLDINGS, INC.
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

(4) PREFERRED STOCK

  MANDATORILY REDEEMABLE PREFERRED STOCK

     Mandatorily redeemable preferred stock consisted of the following at September 28, 1996 and December 30, 1995:

                                           SEPTEMBER 28,    DECEMBER 30,
                                               1996             1995
                                           -------------    ------------
                                              (DOLLARS IN THOUSANDS)
BSI HOLDINGS, INC.
Series B--Redeemable preferred stock,
  $.01 par, 8,000,000 shares authorized;
  4,507,074 shares issued and
  outstanding at September 28, 1996,
  redeemable at $1.00 per share.........      $ 4,507          --
Series A-1--Redeemable preferred stock,
  $.01 par, 650,000 shares authorized;
  650,000 shares issued and outstanding
  at September 28, 1996 and December 30,
  1995; $597,000 and $645,000 redemption
  value at September 28, 1996 and
  December 30, 1995, respectively.......          597          $  645
Series A-2--Redeemable preferred stock,
  $.01 par, 300,000 shares authorized;
  300,000 shares issued and outstanding
  at September 28, 1996 and December 30,
  1995; $300,000 redemption value at
  September 28, 1996 and December 30,
  1995..................................          300             300
BRAZOS SPORTWEAR, INC.
Series A--Redeemable preferred stock,
  $.01 par, 5,000,000 shares authorized,
  2,528,493 shares issued and
  outstanding at September 28, 1996,
  redeemable at $1.00 per share.........        2,043          --
                                           -------------    ------------
                                              $ 7,447          $  945
                                           =============    ============

     Pursuant to the Merger, BSI Holdings, Inc. Series B Preferred Stock will be exchanged for an equivalent number of shares of Series B-1 Preferred Stock. Holders of the Sun Series B-1 Preferred Stock are entitled to receive cumulative dividends of 8% annually, payable "in-kind" on a quarterly basis. The Sun
Series B-1 Preferred Stock is redeemable at the option of Sun at any time, at a redemption price of $.01 per share, if the market price of a share of Sun Common Stock trades at or above $3.50 for a period of 20 consecutive trading days. The shares are subject to mandatory redemption on the earlier to occur of (i) a qualified public offering, but only to the extent the offering price per share exceeds $3.50, (ii) the consummation of a sale, as defined, or (iii) December 31, 2003, at $1.00 per share plus declared and unpaid dividends through the date of redemption. Each share of Preferred Stock is convertible at the option of the holder at any time prior to the time set for redemption into .4545 shares of Sun Common Stock.

     Pursuant to the Merger, BSI Holdings, Inc. Series A-1 and Series A-2 Preferred Stock will be exchanged for the equivalent shares of Sun Series A-1 and Series A-2 Preferred Stock, respectively. The Sun Series A-1 Preferred Shares are redeemable at any time at $.919 per share at the option of Sun and have a mandatory redemption date at the earlier of (i) the date of a major transaction, as defined, (ii) a qualified public offering, or (iii) the later of the date all of the shares of Sun Convertible Preferred Stock are redeemed or converted or December 31, 2003. The preferences, rights and limitations associated with the Sun Series A-2 Preferred Stock are identical to those in respect of the Sun Series A-1 Preferred Stock, except that the redemption price is $1.00 per share. The Sun Series A-1 and A-2 Preferred Stock are not convertible.

                               BSI HOLDINGS, INC.
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     Prior to the Merger, Brazos Series A Preferred Stock will be exchanged for equivalent shares of BSI Series B-2 Preferred Stock, which stock, pursuant to the Merger, will be exchanged for equivalent shares of Sun Series B-2 Preferred Stock. The preferences, rights and limitations associated with the Sun Series B-2 Preferred Stock are identical to those in respect of the Sun Series B-1 Preferred Stock, except such stock will have voting rights similar to holders of Sun Common Stock based on the number of shares of Sun Common Stock into which it is convertible and such shares have a redemption and liquidation preference over the Sun Series B-1 Preferred Stock.
(5)  MERGER

     On November 13, 1996, the board of directors of BSI executed a merger agreement with Sun Sportswear, Inc. ("Sun") whereby BSI will merge with and into Sun in a reverse acquisition (the "Merger"). Following the Merger, Sun, as the surviving corporation, will change its name to Brazos Sportswear, Inc. The principal business operations following the Merger will consist of the businesses previously conducted by BSI and Sun, which is the design, sourcing, printing and marketing of sportswear primarily to mass merchandisers in the United States. The Merger is expected to be completed during the first quarter of 1997.

     The Merger will be treated as a recapitalization of BSI, with BSI as the accounting acquiror (I.E., a "reverse acquisition") and will be accounted for under the "purchase" method of accounting, in accordance with generally accepted accounting principles.

CONVERSION OF BSI CAPITAL STOCK

     On the effective date of the Merger (the "Effective Date"), each share of BSI Common Stock will be converted into 37.912252 shares of Sun Common Stock. As a result of the conversion, the former holders of BSI Common Stock will own approximately 88% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Convertible Preferred Stock. On the Effective Date, each share of BSI Preferred Stock will be converted into one share of Sun Preferred Stock of the comparable series, and as a result, the former holders of BSI Preferred Stock will own 100% of the Sun Preferred Stock outstanding as of the Effective Date. A majority of the Preferred Stock series will be convertible, under certain circumstances, into Sun Common Stock at $2.20 per share. If the Sun Convertible Preferred Stock is immediately converted into Sun Common Stock, the former holders of BSI Capital Stock would own 89.6% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options. No fractional shares are to be issued as a result of the conversion of the BSI Common Stock, and in lieu thereof, Sun will make a cash payment attributable to such fractional shares based on the lesser of $2.20 per share or the closing price per share for the Sun Common Stock on the Nasdaq/NMS on the last trading day preceding the Effective Date. Additionally, on the Effective Date, each then outstanding option and warrant to purchase BSI Common Stock will be converted into an option or warrant, as the case may be, to purchase shares of Sun Common Stock based on the 37.912252 share conversion rate. The exercise price per share of such option or warrant to purchase Sun Common Stock will be adjusted to take into account the conversion rate; otherwise the terms and conditions of such option or warrant will be the same as the options or warrants so converted.

                               BSI HOLDINGS, INC.
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

CONVERSION OF SUN COMMON STOCK

     On the Effective Date, each holder of shares of Sun Common Stock outstanding immediately prior to the Effective Date (other than Seafirst, which holds approximately 66% of the outstanding shares of Sun Common Stock and shareholders who have made a non-cash election), will have 50% of such shares converted into the right to receive $2.20 in cash per share and will retain the remaining 50% of such shares. If none of such Sun shareholders makes a non-cash election they will own in the aggregate approximately 4.7% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Covertible Preferred Stock. In the alternative, if all such holders elect to retain their respective shares of Sun Common Stock, they will own in the aggregate 8.3% of the outstanding Sun Common Stock as of the Effective Date, assuming the exercise of all outstanding BSI and Sun warrants and options but not the conversion of Sun Convertible Preferred Stock. On the Effective Date, except as discussed below, 1,834,676 shares of Sun Common Stock held by Seafirst immediately prior to the Effective Date (representing 48.3% of the shares of Sun Common Stock held by Seafirst) will be converted into the right to receive $2.20 per share, payable $1.3824 per share in cash and $.8176 per share by the issuance of the Subordinated Note. However, to the extent the other Sun Shareholders elect to retain Sun Common Stock, for each share retained, Seafirst will have an additional share of its Sun Common Stock converted into cash in the amount of $2.20 per share. Upon the completion of all conversions of shares of Sun Common Stock, (i) 48.9% of all shares of Sun Common Stock outstanding immediately prior to the Effective Date will have been converted into consideration totaling $6,179,637, all of which will consist of cash except for $1,500,000, which will be payable by the issuance of the subordinated note to Seafirst, and (ii) 51.1% of all such shares of Sun Common Stock will remain outstanding. No fractional shares will be issued upon the conversion of the Sun Common Stock, and in lieu thereof, Sun will make a cash payment attributable to fractional shares based on the lesser of $2.20 per share or the closing price per share for the Sun Common Stock on the Nasdaq/NMS on the last trading day immediately preceding the Effective Date.

     A preliminary summary of the Merger, utilizing September 30, 1996 balances, is as follows:

                                        (000'S OMITTED)
                                        ----------------
Fair value of assets acquired
including:
     Accounts receivable.............       $  6,530
     Inventories.....................         16,916
     Other current assets............          3,591
     Noncurrent assets...............             98
     Negative goodwill...............         (3,361)
                                        ----------------
Total fair value of assets
  acquired...........................         23,649
                                        ----------------
Less:
     Purchase price (5,748,500 shares
     at $2.20 per share).............         12,647
     Transaction costs...............          1,543
     Financing costs.................            125
     Severance costs.................            108
                                        ----------------
Total purchase price.................         14,423
                                        ----------------
Liabilities assumed..................       $  9,351
                                        ================

                               BSI HOLDINGS, INC.
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     It is anticipated that the purchase price will be financed through a combination of borrowings under BSI's credit agreements ($6.3 million short-term, $1.0 million long-term), the issuance of BSI convertible, mandatorily redeemable preferred stock ($2.0 million), and the issuance of a subordinated debenture to Seafirst ($1.5 million). In connection with this transaction, the above proceeds will be used to retire $3.0 million of the subordinated debentures payable to the seller of Plymouth. In connection with this transaction, the Company intends to increase its credit facility from $65 million to $85 million. The credit facility will include a $73.2 million revolving line of credit.

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors
  Plymouth Mills, Inc.:

     We have audited the accompanying balance sheet of PLYMOUTH MILLS, INC. as of September 30, 1995, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plymouth Mills, Inc. as of September 30, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          MAHONEY COHEN RASHBA & POKART, CPA, PC

New York, New York
November 17, 1995

                              PLYMOUTH MILLS, INC.
                                 BALANCE SHEET
                            AS OF SEPTEMBER 30, 1995

ASSETS (NOTE 10)
CURRENT ASSETS:
     Cash............................  $       33,933
     Accounts receivable, net of
      allowance for doubtful accounts
      of $10,000 (Notes 1 and 4).....       6,883,540
     Inventories (Notes 2(a) and
      3).............................       4,954,722
     Other current assets............         282,857
                                       --------------
               Total current
                assets...............      12,155,052
                                       --------------
PROPERTY AND EQUIPMENT, at cost
  (Notes 2(a) and 4):
     Machinery and equipment.........       1,134,749
     Leasehold improvements..........         537,926
     Office equipment................         254,377
     Furniture and fixtures..........          83,732
     Automobiles.....................         181,439
                                       --------------
                                            2,192,223
     Less -- accumulated depreciation
      and amortization...............       1,798,779
                                       --------------
                                              393,444
                                       --------------
OTHER ASSETS.........................         458,135
                                       --------------
                                       $   13,006,631
                                       ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
  (NOTE 10)
CURRENT LIABILITIES:
     Subordinated notes payable to
      stockholders (Note 6)..........  $      482,792
     Accounts payable................       2,376,815
     Accrued salaries, wages and
      payroll taxes..................         786,408
     Other current liabilities.......         411,725
     Income taxes payable............          68,341
     Due to stockholders (Note 5)....         848,423
                                       --------------
               Total current
                liabilities..........       4,974,504
                                       --------------
COMMITMENTS (Notes 4, 8, and 9)
STOCKHOLDERS' EQUITY:
     Common stock, no par value:
          Authorized -- 200 shares...
          Issued and
           outstanding -- 120
           shares....................           5,000
     Retained earnings...............       8,027,127
                                       --------------
               Total stockholders'
                equity...............       8,032,127
                                       --------------
                                       $   13,006,631
                                       ==============

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                              PLYMOUTH MILLS, INC.
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995

NET SALES (Note 1)...................  $   31,995,743
COST OF GOODS SOLD...................      21,575,679
                                       --------------
          Gross profit...............      10,420,064
OPERATING EXPENSES:
     Art and design..................       1,398,029
     Selling.........................       1,657,191
     Royalty expense.................         452,110
     Shipping........................         878,677
     General and administrative......       1,712,129
     Officers' salaries..............       2,319,600
                                       --------------
          Total operating expense....       8,417,736
                                       --------------
          Operating income...........       2,002,328
OTHER (INCOME) EXPENSE:
     Rental expense,net of rental
      income (Note 8)................          68,290
     Other rental income.............        (273,748)
     Interest expense................         171,448
                                       --------------
          Net other (income)
           expense...................         (34,010)
                                       --------------
          Income before provision for
           income taxes..............       2,036,338
PROVISION FOR INCOME TAXES (Note
7)...................................         223,200
                                       --------------
          Net income.................       1,813,138
RETAINED EARNINGS, beginning of
year.................................       6,213,989
                                       --------------
RETAINED EARNINGS, end of year.......  $    8,027,127
                                       ==============
AVERAGE COMMON SHARES OUTSTANDING....  $          120
                                       ==============
EARNINGS PER SHARE...................  $       15,109
                                       ==============

  The accompanying notes to financial statements are an integral part of these statements.

                              PLYMOUTH MILLS, INC.
                            STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................  $  1,813,138
                                       ------------
  Adjustments to reconcile net income
     to net cash provided by
     operating activities --
     Bad debts.......................       164,522
     Depreciation and amortization...       198,073
     Change in assets and
      liabilities --
       Accounts receivable...........      (944,963)
       Inventories...................    (1,228,490)
       Other current assets..........        12,783
       Other assets..................      (117,202)
       Accounts payable..............       307,252
       Income taxes payable..........        68,341
       Accrued expenses and other
        current liabilities..........        31,224
                                       ------------
          Net cash provided by
           operating activities......       304,678
                                       ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from disposal of property
     and equipment...................       --
  Proceeds of property and
     equipment.......................       (95,680)
                                       ------------
          Net cash used in investing
           activities................       (95,680)
                                       ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment to stockholders..........      (273,088)
                                       ------------
          Net cash used in financing
           activities................      (273,088)
                                       ------------
NET DECREASE IN CASH.................       (64,090)
CASH, beginning of year..............        98,023
                                       ------------
CASH, end of year....................  $     33,933
                                       ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the year for:
     Interest........................  $    155,582
                                       ============
     Income taxes....................  $    126,219
                                       ============

  The accompanying notes to financial statements are an integral part of these statements.

                              PLYMOUTH MILLS, INC.
                         NOTES TO FINANCIAL STATEMENTS

(1)  THE COMPANY --

     Plymouth Mills, Inc. (the "Company"), a New York Corporation, is a manufacturer of women's and children's sportswear and screen printing for advertising specialty items. The Company sells primarily to department stores located throughout the United States.

     At September 30, 1995, two customers comprised approximately 31% of the outstanding accounts receivable and accounted for approximately 27% of the Company's sales. Accounts receivable are generally due within 60 days. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management expectations.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --

     (a) INVENTORIES -- Inventories, consisting of raw materials, work-in process and finished goods, are stated at the lower of cost (first-in, first-out) (FIFO) method) or market.

     (b) PROPERTY AND EQUIPMENT -- Depreciation of property and equipment is computed by the straight-line and accelerated methods, over estimated useful lives ranging from three to ten years. Improvements to leased premises are amortized over the term of the related lease or the estimated useful life, whichever is shorter. Additions and betterments are capitalized, and repairs and maintenance are charged to operations as incurred. When property and equipment is sold or retired, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recognized currently.

     (c) ADVERTISING COSTS -- Advertising costs relating to selling are charged to income during the period in which they are incurred. These costs amounted to $16,314 for the year ended September 30, 1995.

     (d) INCOME TAXES -- The Company, with the consent of its stockholders, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the corresponding provisions of the New York State Franchise Tax law. Under those provisions, corporate income or loss and any tax credits earned are included in the stockholders' individual income tax returns. Accordingly, no provision for federal income tax or credits is reflected in the accompanying financial statements. The Company is subject to New York State S Corporation and New York City income tax.

     Undistributed Subchapter S earnings of approximately $7,341,000 are included in retained earnings as of September 30, 1995.

     (e) MANAGEMENT'S USE OF ESTIMATES -- The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  INVENTORIES --

     At September 30, 1995, inventories consist of:

                                           1995
                                       ------------
Raw materials........................  $  1,431,462
Work-in process......................     2,550,117
Finished goods.......................       973,143
                                       ------------
                                       $  4,954,722
                                       ============

                              PLYMOUTH MILLS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(4)  REVOLVING CREDIT LOAN -- BANK --

     The Company has a revolving credit line agreement with a commercial bank allowing the Company to borrow up to $6,000,000, based upon 80% of eligible accounts receivable. Interest on this loan is 1/4% above the bank's prime rate (9% at September 30, 1995). The Company granted a security interest in its accounts receivable and on machinery and equipment as collateral for this revolving credit line. At September 30, 1995, there was no outstanding bank debt.

(5)  DUE TO STOCKHOLDERS --

     These amounts, which bear interest at the rate of 8%, are payable on demand. Interest expense for the year ended September 30, 1995 was $94,000.

(6)  SUBORDINATED NOTES PAYABLE --

     The subordinated notes payable to stockholders are due on demand with interest at 1 3/4% above the bank's designated rate (10 1/2% at September 30, 1995). The notes are subordinated to the bank's revolving credit agreement (see
Note 4). Interest expense for the year ended September 30, 1995 was $51,000.

(7)  INCOME TAXES --

     The following reconciles the provision for state and local income taxes that would have resulted from application of the statutory state and local income tax rate to the Company's actual provision for the year ended September 30, 1995.

                                          1995
                                       ----------
Statutory state and local income tax
  rate at 10.4%......................  $  211,779
Decrease in state income tax due to
  exemption, based on allocation of
  state income.......................     (10,198)
Decrease in state income tax from
  deducting local income tax.........      (3,014)
Other................................      24,633
                                       ----------
                                       $  223,200
                                       ==========

     The effective state and local tax rate for the year ended September 30, 1995 was 11.0%.

(8)  RELATED PARTY TRANSACTIONS --

     The Company's plant facilities and general office are net leased from the stockholders for $120,000 annually through March 31, 2000. The agreement with the stockholders enables the Company to receive all rental income from the tenants of the building during the lease term.

     As of September 30, 1995, minimum aggregate annual rental obligations, including the rent due to stockholders, are as follows:

    FOR THE YEAR ENDING               GROSS ANNUAL       SUBLET    NET RENTAL
       SEPTEMBER 30,               RENTAL OBLIGATION     INCOME     EXPENSE
--------------------------------   ------------------    -------   ----------
1996............................        $120,000         $30,500   $   89,500
1997............................         120,000          28,700       91,300
1998............................         120,000          26,100       93,900
1999                                     120,000           --         120,000
2000............................          60,000           --          60,000
                                   ------------------    -------   ----------
                                        $540,000         $85,300   $  454,700
                                   ==================    =======   ==========

     In addition, the Company rents a showroom office on a month-to-month basis with an affiliate. The monthly aggregate rent is approximately $4,500.

                              PLYMOUTH MILLS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Rent expense charged to operations on the above leases for the year ended September 30, 1995 amounted to approximately $174,000.

(9)  COMMITMENTS --

     (a) LICENSE AGREEMENTS -- The Company presently has three licensing agreements with one organization. The agreements provide for royalty payments based on 5% of net sales of the designated products with certain annual minimum amounts based on different categories of licensed products. The following are the minimum royalty amounts payable:

             YEAR ENDING
            SEPTEMBER 30,
-------------------------------------
     1996............................  $    325,000
     1997............................       400,000
     1998............................       300,000
                                       ------------
                                       $  1,025,000
                                       ============

     One agreement will terminate on June 30, 1997, the other agreements will terminate on June 30, 1998. All agreements have renewal options.

     (b) LEASE -- The Company rents showroom office space under a lease expiring in April 1999. As of September 30, 1995, minimum annual rental payments under the operating lease are as follows:

             YEAR ENDING
            SEPTEMBER 30,
-------------------------------------
     1996............................  $  161,244
     1997............................     161,244
     1998............................     161,244
     1999............................      94,059
                                       ----------
                                       $  577,791
                                       ==========

     Rent expense charged to operations for the year ended September 30, 1995 amounted to approximately $162,000.

     (c) LETTERS OF CREDIT -- At September 30, 1995, the Company had open letters of credit of approximately $185,500 outstanding.

                              PLYMOUTH MILLS, INC.
                           BALANCE SHEETS (UNAUDITED)
                     AUGUST 2, 1996 AND SEPTEMBER 30, 1995

                                            1996            1995
                                       --------------  --------------
ASSETS (Note 4)
Current assets:
     Cash............................  $      110,561  $       33,933
     Accounts receivable, net of
       allowance for doubtful
       accounts of $10,000...........       8,980,765       6,883,540
     Inventories (Note 2)............       6,398,180       4,954,722
     Other current assets............         135,876         282,857
                                       --------------  --------------
               Total current
                  assets.............      15,625,382      12,155,052
Property and equipment -- at cost,
  net (Note 3).......................         394,665         393,444
Other assets.........................         360,778         458,135
                                       --------------  --------------
                                       $   16,380,825  $   13,006,631
                                       ==============  ==============
LIABILITIES AND STOCKHOLDER'S EQUITY
  (Note 4)
Current liabilities:
     Note payable -- bank............  $    1,300,000  $     --
     Acceptances payable.............         162,066        --
     Accounts payable................       1,047,725       2,376,815
     Accrued expenses and other
       current liabilities...........         707,256       1,198,133
     Income taxes payable............         329,650          68,341
     Due to stockholders.............         531,809       1,331,215
                                       --------------  --------------
               Total current
                  liabilities........       4,078,506       4,974,504
Commitments
Stockholders' equity:
     Common stock, no par value:
          Authorized -- 200 shares...
          Issued and
             outstanding -- 120
             shares..................           5,000           5,000
     Retained earnings...............      12,297,319       8,027,127
                                       --------------  --------------
               Total stockholders'
                  equity.............      12,302,319       8,032,127
                                       --------------  --------------
                                       $   16,380,825  $   13,006,631
                                       ==============  ==============

  The accompanying notes to financial statements are an integral part of these statements.

                              PLYMOUTH MILLS, INC.
             STATEMENTS OF INCOME AND RETAINED EARNINGS (UNAUDITED)
        FOR THE PERIODS FROM OCTOBER 1, 1995 THROUGH AUGUST 2, 1996, AND
                     OCTOBER 1, 1994 THROUGH JUNE 30, 1995

                                            1996            1995
                                       --------------  --------------
Net sales............................  $   32,747,666  $   22,062,072
Cost of goods sold...................      21,487,363      15,311,078
                                       --------------  --------------
Gross profit.........................      11,260,303       6,750,994
Operating expenses:
     Art and design..................       1,366,877       1,020,931
     Selling.........................       1,736,665       1,230,358
     Royalty expense.................         478,340         364,406
     Shipping........................         852,659         624,934
     General and administrative......       1,543,614       1,190,682
     Officers' salaries..............         300,572         295,906
                                       --------------  --------------
               Total operating
                  expenses...........       6,278,727       4,727,217
                                       --------------  --------------
Operating income.....................       4,981,576       2,023,777
Other expense:
     Rental expense, net of rental
       income........................          57,488          52,363
     Other rental income.............        --              (203,481)
     Interest expense................         174,119         124,837
                                       --------------  --------------
               Total other expense...         231,607         (26,281)
                                       --------------  --------------
Income before provision for income
  taxes..............................       4,749,969       2,050,058
Provision for income taxes...........         479,777         222,566
                                       --------------  --------------
Net income...........................       4,270,192       1,827,492
Retained earnings, beginning of
  period.............................       8,027,127       6,213,989
                                       --------------  --------------
Retained earnings, end of period.....  $   12,297,319  $    8,041,481
                                       ==============  ==============
Weighted average shares
  outstanding........................             120             120
                                       ==============  ==============
Earnings per share...................  $       35,585  $       15,229
                                       ==============  ==============

  The accompanying notes to financial statements are an integral part of these statements.

                              PLYMOUTH MILLS, INC.
                      STATEMENTS OF CASH FLOWS (UNAUDITED)
        FOR THE PERIODS FROM OCTOBER 1, 1995 THROUGH AUGUST 2, 1996, AND
                     OCTOBER 1, 1994 THROUGH JUNE 30, 1995

                                            1996           1995
                                       --------------  ------------
Cash flows from operating activities:
     Net income......................  $    4,270,192  $  1,827,492
     Adjustments to reconcile net
      income to net cash used in
      operating activities:
          Provisions of losses on
             accounts receivable.....           9,212       --
          Depreciation and
             amortization............         156,465       163,219
          Gain on disposal of
             equipment...............            (949)      --
          Change in assets and
             liabilities:
               Accounts receivable...      (1,965,485)     (389,698)
               Inventories...........      (1,443,458)     (951,598)
               Other assets..........         (43,595)     (117,202)
               Other current
                   assets............         146,981        91,850
               Acceptances payable...         162,066       --
               Accounts payable......      (1,329,090)     (892,139)
               Income taxes
                   payable...........         261,309       107,710
               Accrued expenses and
                   other current
                   liabilities.......        (490,877)     (412,591)
                                       --------------  ------------
                     Net cash used in
                        operating
                        activities...        (267,229)     (572,957)
Cash flows from investing activities:
     Proceeds from sale of property
      and equipment..................          19,310       --
     Purchase of property and
      equipment......................        (176,048)      (95,680)
                                       --------------  ------------
                     Net cash used in
                        investing
                        activities...        (156,738)      (95,680)
Cash flows from financing activities:
     Repayment of stockholders'
      loan -- subordinated...........        (300,000)      --
     Net borrowings under revolving
      credit line....................       1,300,000       900,000
     Net repayment to stockholders...        (499,405)     (130,740)
                                       --------------  ------------
                     Net cash
                        provided by
                        financing
                        activities...         500,595       769,260
                                       --------------  ------------
Net increase in cash.................          76,628       100,623
Cash, beginning of period............          33,933        98,023
                                       --------------  ------------
Cash, end of period..................  $      110,561       198,646
                                       ==============  ============

         Supplemental Disclosures of Cash flow Information
Cash paid during the period for:
     Interest........................  $      232,028  $     59,561
     Income taxes....................         219,078        14,027

  The accompanying notes to financial statements are an integral part of these statements.

                              PLYMOUTH MILLS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(1)  BASIS OF PRESENTATION --

     The financial statements included herein have not been audited by independent public accountants, but include all adjustments (consisting of normal recurring entries) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the requirements of the Securities and Exchange Commission, although management believes that the disclosures included in these financial statements are adequate to make the information not misleading.

     It is suggested that these financial statements be read in conjunction with the Company's audited financial statements and notes thereto included in this registration statement.

     The results of operations for the interim periods are not necessarily indicative of the results to be expected for the year.

(2)  INVENTORIES --

     Inventories are comprised of the following:

                                        AUGUST 2,       SEPTEMBER 30,
                                           1996             1995
                                        ----------      -------------
Supplies.............................   $  129,689       $   --
Raw materials........................    1,488,993         1,431,462
Work-in-process......................    3,836,207         2,550,117
Finished goods.......................      943,291           973,143
                                        ----------      -------------
                                        $6,398,180       $ 4,954,722
                                        ==========      =============

(3)  PROPERTY AND EQUIPMENT --

     Property and equipment are comprised of the following:

                                        AUGUST 2,       SEPTEMBER 30,
                                           1996             1995
                                        ----------      -------------
Machinery and equipment..............   $1,224,764       $ 1,134,749
Leasehold improvements...............      537,926           537,926
Office equipment.....................      254,377           254,377
Furniture and fixtures...............       83,732            83,732
Automobiles..........................      205,459           181,439
                                        ----------      -------------
                                         2,306,258         2,192,223
Less: accumulated depreciation.......    1,911,593         1,798,779
                                        ----------      -------------
                                        $  394,665       $   393,444
                                        ==========      =============

(4)  LETTERS OF CREDIT --

     At August 2, 1996, the Company had open letters of credit of approximately $1,190,000 outstanding.

(5)  ACQUISITION BY BRAZOS SPORTSWEAR, INC. --

     Effective August 2, 1996, the stockholders of the Company consummated an agreement to sell substantially all of the assets of the Company, net of the assumption of certain specified liabilities, to Brazos Sportswear, Inc., a wholly-owned subsidiary of BSI Holdings, Inc.

                                                                      APPENDIX A
--------------------------------------------------------------------------------

                          PLAN AND AGREEMENT OF MERGER

                                       OF

                              SUN SPORTSWEAR, INC.

                                       AND

                               BSI HOLDINGS, INC.

                  --------------------------------------------

                                NOVEMBER 13, 1996

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                        PAGE NO.
ARTICLE I

        MERGER.................................................................1
        1.1.   SURVIVING CORPORATION...........................................1
        1.2.   STOCKHOLDER APPROVAL............................................1
        1.3.   EFFECTIVE DATE..................................................2
        1.4.   NAME AND CONTINUED CORPORATE EXISTENCE OF SURVIVING
               CORPORATION; TAX TREATMENT......................................2
               1.4.1.  NAME AND EXISTENCE......................................2
               1.4.2.  TAX TREATMENT WITH RESPECT TO CONVERSION
                       OF BSI CAPITAL STOCK....................................2
        1.5.   GOVERNING LAW AND ARTICLES OF INCORPORATION OF
               SURVIVING CORPORATION...........................................2
               1.5.1.  WASHINGTON LAW GOVERNS AND SUN ARTICLES OF
                       INCORPORATION, AS AMENDED AND RESTATED, SURVIVE.........2
        1.6.   BYLAWS OF SURVIVING CORPORATION.................................2
               1.6.1.  SUN BYLAWS SURVIVE......................................2
        1.7.   DIRECTORS OF SURVIVING CORPORATION..............................3
               1.7.1.  DIRECTORS OF SURVIVING CORPORATION......................3
               1.7.2.  VACANCIES...............................................3
        1.8.   CAPITAL STOCK OF SURVIVING CORPORATION..........................3
               1.8.1.  CAPITAL STOCK OF SURVIVING CORPORATION..................3
        1.9.   CONVERSION OF BSI SECURITIES UPON MERGER........................3
               1.9.1.  GENERAL.................................................3
               1.9.2.  CANCELLATION OF CERTAIN BSI COMMON AND
                       PREFERRED STOCK.  ......................................4
               1.9.3.  CONVERSION OF BSI CAPITAL STOCK.........................4
               1.9.4.  EXCHANGE OF CERTIFICATES................................4
                      1.9.4.1.      DEPOSIT WITH EXCHANGE AGENT................4
                      1.9.4.2.      EXCHANGE PROCEDURES........................5
                      1.9.4.3.      DISTRIBUTIONS WITH RESPECT TO
                                    UNEXCHANGED SHARES.........................5
                      1.9.4.4.      NO FRACTIONAL SECURITIES...................6
                      1.9.4.5.      CLOSING OF TRANSFER BOOKS..................6
                      1.9.4.6.      TERMINATION OF DUTIES OF EXCHANGE AGENT....6
        1.10.  CONVERSION OF SUN SECURITIES UPON MERGER........................7
               1.10.1. GENERAL.................................................7
               1.10.2. CONVERSION OF SUN COMMON STOCK HELD BY ELECTION
                       RIGHT HOLDERS...........................................7
               1.10.3. PROCEDURE FOR ELECTION BY ELECTION RIGHT HOLDERS........7
               1.10.4. REVOCATION OF ELECTION; RETURN OF CERTIFICATES..........7
               1.10.5. CONVERSION OF SUN COMMON STOCK HELD BY SEAFIRST.........7

                                       (i)

               1.10.6. EFFECT OF CONVERSIONS OF SUN COMMON STOCK...............8
               1.10.7. FRACTIONAL SHARES.......................................8
               1.10.8. EXCHANGE OF SUN COMMON STOCK CERTIFICATES...............8
        1.11.  DISSENTING SHARES...............................................9
               1.11.1  BSI DISSENTING COMMON SHARES............................9
               1.11.2  BSI DISSENTING PREFERRED SHARES.........................9
               1.11.3  SUN DISSENTING COMMON SHARES............................9
        1.12.  EFFECTS OF THE MERGER..........................................10
               1.12.1. GENERAL................................................10
               1.12.2. ACCOUNTING TREATMENT...................................10
               1.13.  AGREEMENT OF SEAFIRST...................................10
        1.14.  CLOSING........................................................10

ARTICLE II

        REPRESENTATIONS AND WARRANTIES
        OF BSI................................................................11
        2.1.   REPRESENTATIONS AND WARRANTIES OF BSI..........................11
               2.1.1.  ORGANIZATION AND STANDING..............................11
               2.1.2.  AUTHORITY; NONCONTRAVENTION; STATUTORY
                       APPROVALS; COMPLIANCE..................................11
                      2.1.2.1.  AUTHORITY.....................................11
                      2.1.2.2.  NONCONTRAVENTION..............................12
                      2.1.2.3.  STATUTORY APPROVALS...........................12
                      2.1.2.4.  COMPLIANCE....................................13
               2.1.3.  CAPITALIZATION.........................................13
               2.1.4.  BSI SUBSIDIARIES.......................................14
               2.1.5.  FINANCIAL STATEMENTS...................................14
               2.1.6.  LIABILITIES............................................14
               2.1.7.  ADDITIONAL BSI INFORMATION.............................14
                      2.1.7.1.  REAL ESTATE...................................15
                      2.1.7.2.  MACHINERY AND EQUIPMENT.......................15
                      2.1.7.3.  INVENTORY.....................................15
                      2.1.7.4.  RECEIVABLES...................................15
                      2.1.7.5.  PAYABLES......................................15
                      2.1.7.6.  INSURANCE.....................................15
                      2.1.7.7.  MATERIAL CONTRACTS............................15
                      2.1.7.8.  EMPLOYEE COMPENSATION PLANS...................15
                      2.1.7.9.  CERTAIN SALARIES..............................16
                      2.1.7.10.  EMPLOYEE AGREEMENTS..........................16
                      2.1.7.11.  PATENTS......................................16
                      2.1.7.12.  TRADE NAMES..................................16
                      2.1.7.13.  PROMISSORY NOTES.............................16
                      2.1.7.14.  GUARANTIES...................................16

                                      (ii)

                      2.1.7.15.  FINANCIAL STATEMENTS.........................16
               2.1.8.  NO UNDISCLOSED DEFAULTS................................16
               2.1.9.  ABSENCE OF CERTAIN CHANGES OR EVENTS...................16
               2.1.10. TAXES..................................................17
               2.1.11. INTELLECTUAL PROPERTY..................................17
               2.1.12. TITLE TO PROPERTIES....................................18
               2.1.13. LITIGATION.............................................18
               2.1.14. ENVIRONMENTAL COMPLIANCE...............................18
                      2.1.14.1.  ENVIRONMENTAL CONDITIONS.....................18
                      2.1.14.2.  PERMITS, ETC.................................19
                      2.1.14.3.  COMPLIANCE...................................19
                      2.1.14.4.  PAST COMPLIANCE..............................19
                      2.1.14.5.  ENVIRONMENTAL CLAIMS.........................19
                      2.1.14.6.  RENEWALS.....................................19
               2.1.15. COMPLIANCE WITH OTHER LAWS.............................19
               2.1.16. FINDER'S FEE...........................................20
               2.1.17. COMPLIANCE WITH ERISA..................................20
               2.1.18. INVESTIGATIONS; LITIGATION.............................21
               2.1.19. INFORMATION FOR REGISTRATION STATEMENT AND
                       PROXY STATEMENT/PROSPECTUS.............................21
               2.1.20. OWNERSHIP OF SUN COMMON STOCK..........................22
               2.1.21. VOTE REQUIRED..........................................22

ARTICLE III

        REPRESENTATIONS AND WARRANTIES OF SUN.................................22
        3.1.   REPRESENTATIONS AND WARRANTIES OF SUN..........................22
               3.1.1.  ORGANIZATION AND STANDING..............................22
               3.1.2.  AUTHORITY; NONCONTRAVENTION; STATUTORY
                       APPROVALS; COMPLIANCE..................................23
                      3.1.2.1.  AUTHORITY.....................................23
                      3.1.2.2.  NONCONTRAVENTION..............................23
                      3.1.2.3.  STATUTORY APPROVALS...........................24
                      3.1.2.4.  COMPLIANCE....................................24
               3.1.3.  CAPITALIZATION.........................................24
               3.1.4.  SUN SUBSIDIARIES.......................................25
               3.1.5.  REPORTS AND FINANCIAL STATEMENTS.......................25
               3.1.6.  LIABILITIES............................................26
               3.1.7.  ADDITIONAL SUN INFORMATION.............................26
                      3.1.7.1.  REAL ESTATE...................................26
                      3.1.7.2.  MACHINERY AND EQUIPMENT.......................26
                      3.1.7.3.  INVENTORY.....................................26
                      3.1.7.4.  RECEIVABLES...................................26
                      3.1.7.5.  PAYABLES......................................26

                                      (iii)

                      3.1.7.6.  INSURANCE.....................................26
                      3.1.7.7.  MATERIAL CONTRACTS............................26
                      3.1.7.8.  EMPLOYEE COMPENSATION PLANS...................27
                      3.1.7.9.  CERTAIN SALARIES..............................27
                      3.1.7.10.  EMPLOYEE AGREEMENTS..........................27
                      3.1.7.11.  PATENTS......................................27
                      3.1.7.12.  TRADE NAMES..................................27
                      3.1.7.13.  PROMISSORY NOTES.............................27
                      3.1.7.14.  GUARANTIES...................................27
                      3.1.7.15.  FINANCIAL STATEMENTS.........................27
               3.1.8.  NO UNDISCLOSED DEFAULTS................................28
               3.1.9.  ABSENCE OF CERTAIN CHANGES OR EVENTS...................28
               3.1.10. TAXES..................................................28
               3.1.11. INTELLECTUAL PROPERTY..................................28
               3.1.12. TITLE TO PROPERTIES....................................29
               3.1.13. LITIGATION.............................................29
               3.1.14. ENVIRONMENTAL COMPLIANCE...............................29
                      3.1.14.1.  ENVIRONMENTAL CONDITIONS.....................29
                      3.1.14.2.  PERMITS, ETC.................................30
                      3.1.14.3.  COMPLIANCE...................................30
                      3.1.14.4.  PAST COMPLIANCE..............................30
                      3.1.14.5.  ENVIRONMENTAL CLAIMS.........................30
                      3.1.14.6.  RENEWALS.....................................30
               3.1.15. COMPLIANCE WITH OTHER LAWS.............................30
               3.1.16. FINDER'S FEE...........................................30
               3.1.17. COMPLIANCE WITH ERISA..................................31
               3.1.18. INVESTIGATIONS; LITIGATION.............................32
               3.1.19. INFORMATION FOR REGISTRATION STATEMENT AND
                       PROXY STATEMENT/PROSPECTUS.............................32
               3.1.20. OWNERSHIP OF BSI COMMON STOCK..........................33
               3.1.21. VOTE REQUIRED..........................................33

ARTICLE IV

        OBLIGATIONS PENDING EFFECTIVE DATE....................................33
        4.1.   AGREEMENTS OF SUN AND BSI......................................33
               4.1.1.  MAINTENANCE OF PRESENT BUSINESS........................33
               4.1.2.  MAINTENANCE OF PROPERTIES..............................33
               4.1.3.  MAINTENANCE OF BOOKS AND RECORDS.......................33
               4.1.4.  COMPLIANCE WITH LAW....................................33
               4.1.5.  INSPECTION OF EACH MERGING CORPORATION.................33
        4.2.   ADDITIONAL AGREEMENTS OF SUN AND BSI...........................34
               4.2.1.  HART-SCOTT-RODINO......................................34


                                             (iv)

               4.2.2.  PROXY STATEMENT/PROSPECTUS.............................35
               4.2.3.  NOTICE OF MATERIAL DEVELOPMENTS........................35
        4.3.   ADDITIONAL AGREEMENTS OF BSI...................................35
               4.3.1.  PROHIBITION OF CERTAIN EMPLOYMENT CONTRACTS............35
               4.3.2.  PROHIBITION OF CERTAIN LOANS...........................35
               4.3.3.  PROHIBITION OF CERTAIN COMMITMENTS.....................35
               4.3.4.  DISPOSAL OF ASSETS.....................................35
               4.3.5.  MAINTENANCE OF INSURANCE...............................35
               4.3.6.  NO AMENDMENT TO CERTIFICATE OF
                       INCORPORATION, ETC.....................................36
               4.3.7.  NO ISSUANCE, SALE, OR PURCHASE OF SECURITIES...........36
               4.3.8.  PROHIBITION ON DIVIDENDS...............................36
        4.4.   ADDITIONAL AGREEMENTS OF SUN...................................36
               4.4.1.  PROHIBITION OF CERTAIN EMPLOYMENT CONTRACTS............36
               4.4.2.  PROHIBITION OF CERTAIN LOANS...........................36
               4.4.3.  PROHIBITION OF CERTAIN COMMITMENTS.....................37
               4.4.4.  DISPOSAL OF ASSETS.....................................37
               4.4.5.  MAINTENANCE OF INSURANCE...............................37
               4.4.6.  NO AMENDMENT TO ARTICLES OF INCORPORATION, ETC.........37
               4.4.7.  NO ISSUANCE, SALE, OR PURCHASE OF SECURITIES...........37
               4.4.8.  PROHIBITION ON DIVIDENDS...............................37
               4.4.9.  LISTING OF SUN COMMON STOCK............................37
               4.4.10. NOTICE OF CERTAIN DEVELOPMENTS.........................38
        4.5.  STOCKHOLDERS' MEETINGS..........................................38
        4.6.   JOINT PROXY STATEMENT AND REGISTRATION STATEMENT...............38
               4.6.1.  PREPARATION AND FILING.................................38
               4.6.2.  FAIRNESS OPINIONS......................................38
        4.7.   ADDITIONAL AGREEMENTS REGARDING OPERATION OF SUN
               PENDING EFFECTIVE DATE.........................................39
        4.8.   DISCLOSURE STATEMENT...........................................41

ARTICLE V

        CONDITIONS PRECEDENT TO OBLIGATIONS...................................41
        5.1.   CONDITIONS PRECEDENT TO OBLIGATIONS OF BSI.....................41
               5.1.1.  REPRESENTATIONS AND WARRANTIES OF SUN;
                       PERFORMANCE OF OBLIGATIONS.............................42
               5.1.2.  NO INJUNCTION..........................................42
               5.1.3.  OPINION OF SUN COUNSEL.................................42
               5.1.4.  TAX OPINION............................................43
               5.1.5.  STOCKHOLDER APPROVAL...................................43
               5.1.6.  HART-SCOTT-RODINO, ETC.................................43
               5.1.7.  LISTING OF SUN COMMON STOCK............................43
               5.1.8.  CONSENT OF CERTAIN PARTIES IN PRIVITY WITH SUN.........43
               5.1.9.  RESIGNATIONS...........................................43


                                             (v)

               5.1.10. SUN DISSENTERS.........................................43
               5.1.11. REGISTRATION STATEMENT EFFECTIVE.......................44
               5.1.12. FINANCING..............................................44
               5.1.13. LOCK-UP AGREEMENT OF SEAFIRST..........................44
               5.1.14. ADDITIONAL MATTERS.....................................44
        5.2.   CONDITIONS PRECEDENT TO OBLIGATIONS OF SUN.....................44
               5.2.1.  REPRESENTATIONS AND WARRANTIES OF BSI;
                       PERFORMANCE OF OBLIGATIONS.............................44
               5.2.2.  NO INJUNCTION..........................................45
               5.2.3.  OPINION OF BSI'S COUNSEL...............................45
               5.2.4.  TAX OPINION............................................45
               5.2.5.  STOCKHOLDER APPROVAL...................................45
               5.2.6.  HART-SCOTT-RODINO, ETC.................................45
               5.2.7.  FAIRNESS OPINION.......................................45
               5.2.8.  CONSENT OF CERTAIN PARTIES IN PRIVITY WITH BSI.........46
               5.2.9.  REGISTRATION STATEMENT EFFECTIVE.......................46
               5.2.10. BSI DISSENTERS.........................................46
               5.2.11. EQUITY INVESTMENT......................................46
               5.2.12. ADDITIONAL MATTERS.....................................46
        5.3.   ADDITIONAL CONDITION PRECEDENT.................................46

ARTICLE VI

        TERMINATION AND ABANDONMENT...........................................47
        6.1.   TERMINATION....................................................47
               6.1.1. BY MUTUAL CONSENT.......................................47
               6.1.2. BY SUN BECAUSE OF CONDITIONS PRECEDENT..................47
               6.1.3. BY BSI BECAUSE OF CONDITIONS PRECEDENT..................47
               6.1.4. BY SUN OR BSI IF MERGER NOT EFFECTIVE BY APRIL 30, 1997.47
               6.1.5. BY BSI UNDER SECTION 4.7................................48
               6.1.6. BY BSI OR SUN UNDER SECTION 5.3.........................48
               6.1.7. BY SUN OR BSI BECAUSE OF ALTERNATE BUSINESS COMBINATION.48
        6.2.   TERMINATION BY BOARD OF DIRECTORS..............................49
        6.3.   EFFECT OF TERMINATION..........................................49
        6.4.   WAIVER OF CONDITIONS...........................................49
        6.5.   EXPENSE ON TERMINATION.........................................49

ARTICLE VII

        ADDITIONAL AGREEMENTS.................................................50
        7.1.   DIRECTORS' AND OFFICERS' INDEMNIFICATION.......................50
        7.2.   UNDERTAKING TO FILE REPORTS AND COOPERATE IN RULE 144 AND
               RULE 145 TRANSACTIONS; RULE 14 AFFILIATES......................52
        7.3.   BSI OPTIONS AND WARRANTS. .....................................53

                                      (vi)

        7.4.   WARN ACT ISSUES. ..............................................53

ARTICLE VIII

        MISCELLANEOUS.........................................................53
        8.1.   ENTIRETY.......................................................53
        8.2.   COUNTERPARTS...................................................53
        8.3.   NOTICES AND WAIVERS............................................53
        8.4.   TERMINATION OF REPRESENTATIONS, WARRANTIES, ETC................54
        8.5.   TABLE OF CONTENTS AND CAPTIONS.................................54
        8.6.   SUCCESSORS AND ASSIGNS.........................................54
        8.7.   SEVERABILITY...................................................54
        8.8.   APPLICABLE LAW.................................................55
        8.9.   PUBLIC ANNOUNCEMENTS...........................................55

                                      (vii)

                          PLAN AND AGREEMENT OF MERGER

        PLAN AND AGREEMENT OF MERGER, dated as of November 13, 1996, by and between Sun Sportswear, Inc., a Washington corporation ("Sun" or the "Surviving Corporation"), and BSI Holdings, Inc., a Delaware corporation ("BSI"). Sun and BSI are hereinafter collectively referred to as the "Merging Corporations."

        WHEREAS, the respective boards of directors of Sun and BSI deem it desirable and in the best interests of their respective corporations and their respective stockholders that BSI be merged into Sun, pursuant to the provisions of Section 252 of the General Corporation Law of the State of Delaware (the "DGCL") and Section 23B.11.070 of the Washington Business Corporation Act (the "WBCA"), in exchange for the consideration herein provided for, and have proposed, declared advisable, and approved such merger pursuant to this Plan and Agreement of Merger (the "Agreement"), which Agreement has been duly approved by resolutions of the respective boards of directors of Sun and BSI; and

        WHEREAS, immediately subsequent to the consummation of the merger contemplated herein, the Surviving Corporation will merge into a Delaware corporation which is a wholly-owned subsidiary of the Surviving Corporation ("Sun Delaware"), on the terms set forth in Appendix I hereto, which shall include the conversion of each outstanding share of Surviving Corporation common stock into 0.2 of a share of Sun Delaware common stock (the "Reincorporation").

        NOW, THEREFORE, in consideration of the premises and of the representations, warranties and covenants herein contained, the parties hereto agree as follows:

                                    ARTICLE I

                                     MERGER

        1.1. SURVIVING CORPORATION. Subject to the adoption and approval of this Agreement by the requisite vote of the stockholders of each of the Merging Corporations and to the other conditions hereinafter set forth, Sun and BSI shall be, upon the Effective Date of the merger as defined in Section 1.3 hereof, merged into a single surviving corporation (the "Merger"), which shall be Sun, one of the Merging Corporations, which shall continue, prior to the Reincorporation, its corporate existence and remain a Washington corporation governed by and subject to the laws of that state.

        1.2. STOCKHOLDER APPROVAL. This Agreement shall be submitted for adoption and approval by the stockholders of each of the Merging Corporations in accordance with their respective articles or certificates of incorporation and the applicable laws of the State of Washington and the State of Delaware, respectively, at separate meetings called and held for such purpose.

        1.3. EFFECTIVE DATE. On the Closing Date (as hereinafter defined), articles or a certificate of merger shall be executed by the parties to the Merger and filed with the Secretary of State of the State of Washington pursuant to Section 23B.11.050 of the WBCA and with the Secretary of State of the State of Delaware in accordance with Section 252(c) of the DGCL. The Merger shall become effective at the time specified in the articles or certificate of merger as so filed, such time being herein called the "Effective Date."

        1.4. NAME AND CONTINUED CORPORATE EXISTENCE OF SURVIVING CORPORATION; TAX TREATMENT

               1.4.1. NAME AND EXISTENCE. On the Effective Date, the Articles of Incorporation of Sun, the corporation whose corporate existence is to survive the Merger and continue thereafter as the surviving corporation, shall be amended and restated in its entirety into the form annexed hereto as Appendix II (the "Restated Articles of Incorporation"), which shall provide that the name of the Surviving Corporation shall be changed to "Brazos Sportswear, Inc." In all other respects the identity, existence, purposes, powers, objects, franchises, rights, and immunities of Sun, the surviving corporation of the Merger, shall continue unaffected and unimpaired by the Merger, and the corporate identity, existence, purposes, powers, objects, franchises, rights, and immunities of BSI shall be wholly merged into Sun, and Sun shall be fully vested therewith. Accordingly, on the Effective Date, the separate existence of BSI, except insofar as continued by statute, shall cease.

               1.4.2. TAX TREATMENT WITH RESPECT TO CONVERSION OF BSI CAPITAL STOCK. With respect to the conversion of shares of BSI common stock, par value $.01 per share (the "BSI Common Stock"), and BSI Preferred Stock (as hereinafter defined) the merger is intended to qualify as and, subject to the requirements of ss. 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), shall be characterized as a tax-free merger transaction described in ss. 368(a)(1)(A) of the Code.

        1.5. GOVERNING LAW AND ARTICLES OF INCORPORATION OF SURVIVING
CORPORATION

               1.5.1. WASHINGTON LAW GOVERNS AND SUN ARTICLES OF INCORPORATION, AS AMENDED AND RESTATED, SURVIVE. The laws of the State of Washington shall continue to govern the Surviving Corporation. On the Effective Date, the Restated Articles of Incorporation shall be the articles of incorporation of Sun until further amended in the manner provided by law.

        1.6. BYLAWS OF SURVIVING CORPORATION

               1.6.1. SUN BYLAWS SURVIVE. Effective as of the Effective Date, the bylaws of Sun shall be amended and restated in their entirety in the form attached hereto as Appendix III (the "Restated Bylaws"), and the Restated Bylaws shall be the bylaws of the Surviving Corporation until altered, amended, or repealed, or until new bylaws shall be adopted in accordance with the provisions of law, the Restated Articles of Incorporation and the Restated Bylaws.

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
        1.7. DIRECTORS OF SURVIVING CORPORATION

               1.7.1. DIRECTORS OF SURVIVING CORPORATION. The names and addresses of the persons who, upon the Effective Date, shall constitute the board of directors of the Surviving Corporation, and who shall hold office until their successors are duly elected and qualified, are as follows:

                    NAME                                       ADDRESS
                    ----                                       -------
Randall B. Hale                              2929 Allen Parkway, Suite 2500
                                             Houston, Texas 77019
Nolan Lehmann                                2929 Allen Parkway, Suite 2500
                                             Houston, Texas 77019
Alan Elenson                                 330 Tompkins Avenue
                                             Staten Island, NY 10304
Michael S. Chadwick                          3100 Texas Commerce Tower
                                             Houston, Texas 77002
Ford Taylor                                  3860 Virgina Avenue
                                             Cincinnati, Ohio 45243


               1.7.2. VACANCIES. On or after the Effective Date, if a vacancy shall exist for any reason in the board of directors of the Surviving Corporation, such vacancy shall be filled in the manner provided in the Restated Articles of Incorporation and/or Restated Bylaws of the Surviving Corporation.

        1.8.   CAPITAL STOCK OF SURVIVING CORPORATION

               1.8.1. CAPITAL STOCK OF SURVIVING CORPORATION. The authorized number of shares of capital stock of the Surviving Corporation, and the par value, designations, preferences, rights, and limitations thereof, and the express terms thereof, shall be as set forth in the Restated Articles of Incorporation.

        1.9.   CONVERSION OF BSI SECURITIES UPON MERGER

               1.9.1. GENERAL. The manner and basis of converting the issued and outstanding shares of the capital stock of BSI into shares of the capital stock of Sun shall be as hereinafter set forth in this Section 1.9.

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
               1.9.2. CANCELLATION OF CERTAIN BSI COMMON AND PREFERRED STOCK. Each share of BSI Common Stock or BSI Preferred Stock owned by any BSI subsidiary shall be cancelled and shall cease to exist.

               1.9.3. CONVERSION OF BSI CAPITAL STOCK. (a) On the Effective Date, each share of BSI Common Stock then issued and outstanding, other than BSI Dissenting Common Shares (as defined in Section 1.11.1) and the shares cancelled pursuant to Section 1.9.2, without any action on the part of the holders thereof, shall automatically become and be converted into the right to receive certificates evidencing 40.2 fully paid and nonassessable shares of issued and outstanding Sun common stock, no par value per share ("Sun Common Stock"), upon surrender, in accordance with
        Section 1.9.4.2 hereof, of certificates theretofore evidencing shares of BSI Common Stock. Upon such conversion, all such shares of BSI Common Stock shall be cancelled and cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Sun Common Stock to be issued in consideration therefor upon the surrender of such certificate in accordance herewith.

               (b) On the Effective Date, each share of preferred stock of BSI ("BSI Preferred Stock") then issued and outstanding, other than BSI Dissenting Preferred Shares (as defined in Section 1.11.2) and the shares cancelled pursuant to Section 1.9.2, without any action on the part of the holders thereof, shall automatically become and be converted into the right to receive certificates evidencing one fully paid and nonassessable share of issued and outstanding Sun preferred stock ("Sun Preferred Stock") (which shall be convertible into Sun Common Stock at $2.20 per share) upon surrender, in accordance with Section 1.9.4.2, of certificates theretofore evidencing shares of BSI Preferred Stock. All shares of Sun Preferred Stock so issued shall have the same rights and preferences as the outstanding preferred stock of BSI, as the terms thereof shall be amended after the date hereof with respect to conversion (at $2.20 per share of Sun Common Stock) and mandatory redemption rights which exist as of the date hereof and which will be in effect upon and after the Effective Date. Upon such conversion, all such shares of BSI Preferred Stock shall be cancelled and cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Sun Preferred Stock to be issued in consideration therefor upon the surrender of such certificate in accordance with Section
        1.9.4.2. Prior to the Effective Date, the terms of the outstanding preferred stock of Brazos Sportswear, Inc., a subsidiary of BSI, shall be amended to permit exchange for BSI Preferred Stock, which upon issuance will have terms substantially comparable to the BSI Preferred Stock.

               1.9.4. EXCHANGE OF CERTIFICATES

                      1.9.4.1. DEPOSIT WITH EXCHANGE AGENT. As soon as
               practicable after the Effective Date, the Surviving Corporation shall deposit with a bank or trust company mutually agreeable to BSI and Sun (the "Exchange Agent") certificates representing shares of Sun Common Stock and Sun Preferred Stock, required to effect the exchanges completed hereby, together with cash payable in respect of fractional shares.

                      1.9.4.2. EXCHANGE PROCEDURES. As soon as practicable after the Effective Date, the Exchange Agent shall mail to each holder of record a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of BSI Common Stock or BSI Preferred Stock (the "Certificates") that were converted (the "Converted Shares") into the right to receive shares of Sun Common Stock or Sun Preferred Stock, as applicable (together, the "Sun Shares"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Sun Shares. Upon surrender of a Certificate to the Exchange Agent (or to such other agent or agents as may be appointed by agreement of Sun and BSI), together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall require, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole Sun Shares which such holder has the right to receive pursuant to the provisions of this Section 1.9.4.2. In the event of a transfer of ownership of Converted Shares which is not registered in the transfer records of BSI or Sun, as the case may be, a certificate representing the proper number of Sun Shares may be issued to a transferee if the Certificate representing such Converted Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, stolen, mislaid or destroyed, (ii) such bond, security or indemnity as the Surviving Corporation or the Exchange Agent may reasonably require, and
               (iii) any other documentation necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder a certificate representing the number of Sun Shares into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. Until surrendered as contemplated by this Section 1.9.4.2, each Certificate shall be deemed at any time after the Effective Date to represent only the right to receive upon such surrender a certificate representing Sun Shares and cash in lieu of any fractional shares of Sun Common Stock as contemplated by this
               Section 1.9.4.2.

                      1.9.4.3. DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES.
               No dividends or other distributions declared or made after the Effective Date with respect to Sun Shares with a record date after the Effective Date shall be paid to the holder of any unsurrendered Certificate with respect to the Sun Shares represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder, until the holder of record of such Certificate shall surrender such Certificate as contemplated hereby. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Sun Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Sun Common Stock to which such holder is entitled hereto and the amount of dividends or other distributions with a record date after the Effective Date theretofore paid with respect to such whole Sun Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Date but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Sun Shares.

                      1.9.4.4. NO FRACTIONAL SECURITIES. Notwithstanding any
               other provision of this Agreement, the Surviving Corporation shall not issue any fractional share of Sun Common Stock upon the surrender for exchange of Certificates. In lieu of any such fractional shares, any holder of BSI Common Stock who would otherwise have been entitled to a fractional share of Sun Common Stock shall be entitled to receive a cash payment in lieu of such fractional share on the basis of the lesser of $2.20 per share or the product of such fraction multiplied by the closing price for Sun Common Stock on the Nasdaq Stock Market on the last trading day before the Effective Date without any interest thereon.

                      1.9.4.5. CLOSING OF TRANSFER BOOKS. From and after the
               Effective Date, the stock transfer books of BSI shall be closed and no transfer of any capital stock of BSI shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation for registration or transfer, they shall be cancelled and exchanged for certificates representing the appropriate Sun Shares.

                      1.9.4.6. TERMINATION OF DUTIES OF EXCHANGE AGENT. Any
               certificates representing Sun Shares deposited with the Exchange Agent pursuant hereto and not exchanged within one year after the Effective Date pursuant to this section shall be returned by the Exchange Agent to the Surviving Corporation, which shall thereafter act as Exchange Agent. All funds held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of one year from the Effective Date shall be returned to the Surviving Corporation, whereupon any holder of unsurrendered Certificates shall look as a general unsecured creditor only to the Surviving Corporation for payment of any funds to which any holder may be entitled, subject to applicable law. The Surviving Corporation shall not be liable to any person for such shares or funds delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        1.10. CONVERSION OF SUN SECURITIES UPON MERGER

               1.10.1. GENERAL. The manner and basis of converting the issued and outstanding shares of Sun Common Stock shall be as hereinafter set forth in this Section 1.10.

               1.10.2. CONVERSION OF SUN COMMON STOCK HELD BY ELECTION RIGHT HOLDERS. On the Effective Date, each holder of an outstanding certificate or certificates representing shares of Sun Common Stock (other than SeaFirst Bank, N.A. ("SeaFirst") and Sun Dissenting Common Shares, as hereinafter defined) shall have 50% of the shares held by such holder converted into the right to receive $2.20 in cash (the "Cash Consideration") for each share of Sun Common Stock so converted in accordance with this section; provided, however, such holders (the "Election Right Holders") shall have the right to elect to retain all shares of Sun Common Stock (and not have 50% of such shares converted) in accordance with Section 1.10.3 hereof.

               1.10.3. PROCEDURE FOR ELECTION BY ELECTION RIGHT HOLDERS. Elections to retain shares of Sun Common Stock must be made as to all, but not less than all, of the shares of Sun Common Stock held by an Election Right Holder on a form to be mutually agreed upon by Sun and BSI (a "Form of Election") to be provided by the Exchange Agent promptly after the Effective Date for that purpose to holders of record of Sun Common Stock who are Election Right Holders, together with appropriate transmittal materials. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent at its designated office by 5:00 p.m. not later than 60 days subsequent to the Effective Date (the "Election Deadline"). Neither Sun nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. A holder of shares of Sun Common Stock that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a non-election (a "Non- Election"). All shares of Sun Common Stock which are subject to a Non-Election ("Non- Election Shares") shall be converted as set forth in Section 1.10.2 hereof.

               1.10.4. REVOCATION OF ELECTION; RETURN OF CERTIFICATES. An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted in accordance with Section 1.10.3, such shares shall be Non-Election Shares.

               1.10.5. CONVERSION OF SUN COMMON STOCK HELD BY SEAFIRST. On the Effective Date, except as provided below, 48.28% of all shares of Sun Common Stock held by SeaFirst shall be converted into the right to receive consideration of $2.20 for each share of Sun Common Stock so converted, consisting of $1.3824 in cash and $.8176 in the form of a subordinated note (the "Subordinated Note") issued by Brazos Sportswear, Inc., a Delaware corporation which shall be a subsidiary of the Surviving Corporation, substantially in the form attached hereto as Appendix IV; provided, however, to the extent that the Election Right Holders elect to retain Sun Common Stock, for each such share so retained, SeaFirst shall have an additional share of Sun Common Stock converted into cash in the amount of $2.20 per share. The number of shares of Sun Common Stock held by SeaFirst which shall be converted shall be calculated immediately following the Election Deadline. The Subordinated Note will contain customary provisions regarding covenants and financial reporting obligations, will provide for the holder to have board visitation rights, and will be automatically due and payable upon the Surviving Corporation completing a qualifying public offering of securities; in addition, if the Subordinated Note is not paid in full at maturity, any remaining principal balance will be convertible at the option of the holder into Sun Common Stock at a price of $2.20 per share, and the holder shall be entitled to one demand registration right (at the expense of the Surviving Corporation) with respect to such shares.

               1.10.6. EFFECT OF CONVERSIONS OF SUN COMMON STOCK. Upon completion of all conversions of shares of Sun Common Stock under this
        Section 1.10, (i) 48.86% of all shares of Sun Common Stock outstanding immediately prior to the Effective Date shall have been converted into consideration in the aggregate amount of $6,179,637, which shall be in cash except with respect to certain of the consideration payable to SeaFirst, which shall receive $1,500,000 of such the consideration in the form of the Subordinated Note, and (ii) 51.14% of all shares of Sun Common Stock outstanding immediately prior to the Effective Date shall remain outstanding.

               1.10.7. FRACTIONAL SHARES. No fractional shares shall be issued upon conversion of the Sun Common Stock as provided in this section, but in lieu thereof, Sun will settle all such fractional share interests in cash on the basis of the lesser of $2.20 per share or the closing price for the Sun Common Stock on The Nasdaq Stock Market on the last trading day before the Effective Date.

               1.10.8. EXCHANGE OF SUN COMMON STOCK CERTIFICATES. (a) Upon the surrender of each certificate representing shares of Sun Common Stock converted hereunder, the Exchange Agent shall pay the holder of such certificate the consideration to which such holder is entitled multiplied by the number of shares of Sun Common Stock formerly represented by such certificate in exchange therefor (and cash in lieu of fractional interests in accordance with Section 1.10.7), such certificate shall forthwith be cancelled and a balance certificate will be issued for the shares not converted. No interest shall be paid or accrue on the consideration paid. Immediately following the Election Deadline, the Exchange Agent shall calculate the number of shares of Sun Common Stock held by SeaFirst which are converted, and upon surrender by SeaFirst of certificates, the consideration payable upon conversion shall be delivered by the Exchange Agent, Sun or Brazos Sportswear, Inc., as appropriate, and SeaFirst shall be issued a balance certificate for the shares not converted. The Subordinated Note shall be delivered to SeaFirst upon the surrender of certificates as provided herein.

               (b) On the Effective Date, BSI, on behalf of Sun, shall deposit or cause to be deposited, in trust with the Exchange Agent, for the benefit of the holders of shares of Sun Common Stock, for exchange in accordance with this Article, the aggregate cash consideration (a total of $4,679,637) payable upon conversion of the Sun Common Stock.

               (c) If prior to mailing of the Joint Proxy Statement/Prospectus (as hereinafter defined) to the shareholders of Sun and BSI, Sun settles a currently outstanding dispute with Samsung, which is described in the Sun Disclosure Statement, which results in a cash payment to Sun in excess of $200,000, then the cash consideration to be paid to the Sun Common Stock holders (as exist prior to Effective Date) upon consummation of the Merger shall be increased to reflect such excess recovery (net of expenses in connection with such settlement).

        1.11.  DISSENTING SHARES.

               1.11.1 BSI DISSENTING COMMON SHARES. Shares of BSI Common Stock held by any holder entitled to and seeking relief as a dissenting shareholder under Section 262 of the DGCL (the "BSI Dissenting Common Shares") shall not be converted into the right to receive Sun Common Stock but shall be converted into such consideration as may be due with respect to such shares pursuant to the applicable provisions of the DGCL, unless and until the right of such holder to receive fair cash value for such BSI Dissenting Common Shares terminates in accordance with Section 262 of the DGCL. If such right is terminated otherwise than by the purchase of such shares by the Surviving Corporation, then such shares shall cease to be BSI Dissenting Common Shares and shall be converted into and represent the right to receive Sun Common Stock as provided in Section 1.9.3(a).

               1.11.2 BSI DISSENTING PREFERRED SHARES. Shares of BSI Preferred Stock held by any holder entitled to and seeking relief as a dissenting shareholder under Section 262 of the DGCL (the "BSI Dissenting Preferred Shares" and, together with the BSI Dissenting Common Shares, the "BSI Dissenting Shares") shall not be converted into the right to receive Sun Preferred Stock but shall be converted into such consideration as may be due with respect to such shares pursuant to the applicable provisions of the DGCL, unless and until the right of such holder to receive fair cash value for such BSI Dissenting Preferred Shares terminates in accordance with Section 262 of the DGCL. If such right is terminated otherwise than by the purchase of such shares by the Surviving Corporation, then such shares shall cease to be BSI Dissenting Preferred Shares and shall be converted into and represent the right to receive Sun Preferred Stock as provided in Section 1.9.3(b).

               1.11.3 SUN DISSENTING COMMON SHARES. Shares of Sun Common Stock held by any holder entitled to and seeking relief as a dissenting shareholder under Section 23B.13 of the WBCA (the "Sun Dissenting Common Shares") shall be converted into such consideration as may be due with respect to such shares pursuant to the applicable provisions of the WBCA, unless and until the right of such holder to receive fair cash value for such Sun

        Dissenting Common Shares terminates in accordance with Section 23B.13 of the WBCA. If such right is terminated otherwise than by the purchase of such shares by the Surviving Corporation, then such shares shall cease to be Sun Dissenting Common Shares and shall be accorded the treatment of Sun Common Stock pursuant to 1.10.2 (other than Sun Common Stock held by SeaFirst and Sun Dissenting Common Shares).

        1.12.  EFFECTS OF THE MERGER.

               1.12.1. GENERAL. The Merger shall have the effects set forth in the WBCA and DGCL, respectively. Without limiting the generality of the foregoing and subject thereto, at the Effective Date, all of the properties, rights, privileges, powers and franchises of Sun and BSI shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of BSI shall become the debts, liabilities and duties of the Surviving Corporation.

               1.12.2. ACCOUNTING TREATMENT. The assets and liabilities of the Merging Corporations shall be taken up on the books of the Surviving Corporation in accordance with generally accepted accounting principles, and the retained earnings and shareholders' equity accounts of the Surviving Corporation shall be determined, in accordance with generally accepted accounting principles, by the board of directors of the Surviving Corporation. Nothing herein shall prevent the board of directors of the Surviving Corporation from making any future changes in its accounts in accordance with law.

        1.13. AGREEMENT OF SEAFIRST. Upon execution of this Agreement, SeaFirst, the holder of 3,800,000 shares of Sun Common Stock, shall agree to vote all of SeaFirst's Sun Common Stock for the approval of this Agreement (including the Reincorporation) and the transactions contemplated hereby as required by the WBCA at the Sun Meeting; provided, however, that notwithstanding the foregoing, in the event that Sun's Board of Directors shall terminate this Agreement pursuant to Section 6.1.7(a), SeaFirst shall be free to vote its Sun Common Stock for such other transaction as shall be presented to the shareholders of Sun for their approval at the Sun Meeting or such other meeting as may be called by Sun. In addition, upon execution of this Agreement, SeaFirst shall agree that prior to the closing of the Merger, unless this Agreement shall have been terminated in accordance with Article VI hereof, it will not transfer or assign, directly or indirectly, any shares of Sun Common Stock.

        1.14. CLOSING. The closing (the "Closing") of the Merger shall take place at the offices of Porter & Hedges, L.L.P., 700 Louisiana, Houston, Texas 77002 at 10:00 a.m., local time, on the second business day immediately following the date on which the last of the conditions set forth in Article V hereof is fulfilled or waived, or at such other time and date and place as BSI and Sun shall mutually agree (the "Closing Date").

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                                     OF BSI

        2.1. REPRESENTATIONS AND WARRANTIES OF BSI. BSI represents and warrants to Sun as follows:

               2.1.1. ORGANIZATION AND STANDING. BSI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has full requisite corporate power and authority to carry on its business as it is currently conducted, and to own and operate the properties currently owned and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary other than in such jurisdictions where the failure to be so qualified and in good standing would not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, financial condition, results of operations or prospects of BSI or the BSI Subsidiaries taken as a whole or on the consummation of this Agreement (any such material adverse effect being hereinafter referred to as a "BSI Material Adverse Effect"). As used in this Agreement, (a) the term "subsidiary" of a person shall mean any corporation or other entity (including partnerships and other business associations) in which such person directly or indirectly owns at least a majority of any class of the outstanding voting securities or equity and (b) the term "BSI Subsidiaries" means all direct or indirect subsidiaries of BSI. True, accurate and complete copies of the Certificate of Incorporation and Bylaws of BSI, in effect on the date hereof, have been delivered to Sun. In addition, for the purposes of this Agreement, "knowledge" with respect to any person or entity shall mean the actual knowledge of any director, officer or other person in a supervisory or managerial role, and the knowledge such person would be expected to have upon making due inquiry with respect to the matter in question.

               2.1.2. AUTHORITY; NONCONTRAVENTION; STATUTORY APPROVALS;
        COMPLIANCE

                      2.1.2.1. AUTHORITY. BSI has all requisite power and
               authority to enter into this Agreement and, subject to the applicable BSI Shareholders' Approval (as defined in Section 4.5), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by BSI of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of BSI, subject in the case of this Agreement to obtaining the applicable BSI Shareholders' Approval. This Agreement has been duly and validly executed and delivered by BSI and, assuming the due authorization, execution and delivery hereof and thereof by Sun, constitutes the valid and binding obligation of BSI enforceable

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
               against BSI in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors' generally.

                      2.1.2.2. NONCONTRAVENTION. Except as set forth in Section
               2.1.2.2 of the BSI Disclosure Statement, the execution and delivery of this Agreement by BSI do not, and the consummation of the transactions contemplated hereby will not, violate, conflict with, or result in a breach of any provision of, or constitute a default (with or without notice or lapse of time or both) under, or result in the termination or modification of, or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets (any such violation, conflict, breach, default, right of termination, modification, cancellation or acceleration, loss or creation, a "Violation" with respect to BSI or any of the BSI Subsidiaries; such term when used in Article III having a correlative meaning with respect to Sun or any of the Sun Subsidiaries) of BSI or any of the BSI Subsidiaries pursuant to any provisions of (i) the articles of incorporation, bylaws or similar governing documents of BSI or any of the BSI Subsidiaries, (ii) subject to obtaining the BSI Shareholders' Approvals, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority (as defined in Section 2.1.2.3) applicable to BSI or any of the BSI Subsidiaries or any of their respective properties or assets or (iii) subject to obtaining the third-party consents or other approvals set forth in Section
               2.1.2.2 of the BSI Disclosure Statement (the "BSI Required Consents"), any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which BSI or any of the BSI Subsidiaries is now a party or by which it or any of its properties or assets may be bound or affected, excluding from the foregoing clauses (ii) and (iii) such Violations that would not, in the aggregate, have a BSI Material Adverse Effect.

                      2.1.2.3. STATUTORY APPROVALS. No declaration, filing or
               registration with, or notice to or authorization, consent or approval of, any court, federal, state, local or foreign governmental or regulatory body (including a stock exchange or other self-regulatory body) or authority (each, a "Governmental Authority"), the failure to obtain, make or give which would have, in the aggregate, a BSI Material Adverse Effect, is necessary for the execution and delivery of this Agreement by BSI or the consummation by BSI of the transactions contemplated hereby, except as described in Section 2.1.2.3 of the BSI Disclosure Statement (the "BSI Required Statutory Approvals," it being understood that references in this Agreement to "obtaining" such BSI Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

                      2.1.2.4. COMPLIANCE. Except as set forth in Section
               2.1.2.4 of the BSI Disclosure Statement, neither BSI nor any BSI Subsidiary, is in violation of or is under investigation with respect to any violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority except for violations which in the aggregate do not and, insofar as reasonably can be foreseen, will not have a BSI Material Adverse Effect. Except as set forth in
               Section 2.1.2.4 of the BSI Disclosure Statement, BSI and the BSI Subsidiaries have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as currently conducted in all material respects except for those which the failure to obtain would not, in the aggregate, have a BSI Material Adverse Effect. Except as set forth in Section 2.1.2.4 of the BSI Disclosure Statement, neither BSI nor any BSI Subsidiary is in material breach or violation of or in material default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a material default under, (i) its articles of incorporation or bylaws or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which it is a party or by which it is bound or to which any of its property is subject except in the case of clause (ii) for violations and defaults which would not, in the aggregate, have a BSI Material Adverse Effect.

               2.1.3. CAPITALIZATION. (a) The authorized capitalization of BSI consists of 10,000,000 shares of preferred stock, par value $.01 per share, 650,000 of which have been designated Series A-1 Preferred Stock, 650,000 of which are issued and outstanding, 300,000 of which have been designated Series A-2 Preferred Stock, 300,000 of which are issued and outstanding, 8,000,000 of which have been designated Series B Preferred Stock, 4,456,285 of which are issued and outstanding and 10,000,000 shares of common stock, par value $.01 per share (the "BSI Common Stock"), of which at the date hereof, 330,555 shares were issued and outstanding. Except as set forth in Section 2.1.3 of the BSI Disclosure Statement, there exist no (a) outstanding options, subscriptions, warrants, calls, or similar commitments to purchase, issue or sell or to convert any securities or obligations into any of the authorized or issued capital stock of BSI or any securities or obligations convertible into or exchangeable for such capital stock or (b) registration rights, stockholder agreements or voting agreements with respect to the outstanding shares of capital stock of BSI.

               (b) BSI has obtained commitments from its shareholders and/or third parties with respect to such parties' agreement to invest not less than $2,000,000 and up to $3,500,000 in equity funds (or funds which are substantially equivalent to equity funds) into BSI on or before the Effective Date. To the extent that warrants or options to purchase BSI capital stock are issued in connection with such equity investment, the exchange ratio for the BSI Common Stock shall be proportionately adjusted. Written commitments will be provided to Sun upon its request.

               2.1.4. BSI SUBSIDIARIES. All outstanding shares of stock of the BSI Subsidiaries are validly issued, fully paid, and nonassessable and owned by BSI, and BSI has good and indefeasible title thereto free and clear of any mortgage, pledge, lien, charge, security interest, option, right of first refusal, preferential purchase right, defect, encumbrance or other right or interest of any other person (collectively, an "Encumbrance"). Each such subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction under which it is incorporated and has full requisite corporate power and authority to own its property and carry on its business as presently conducted by it and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a BSI Material Adverse Effect with respect to such subsidiary. As hereinafter used in this Article II, the term "BSI" also includes any and all of its directly and indirectly held subsidiaries, except where the context indicates to the contrary.

               2.1.5. FINANCIAL STATEMENTS. BSI has delivered to Sun copies of BSI's audited consolidated balance sheet and related statements of income, shareholders' equity (deficit), and cash flows, with appended notes which are an integral part of such statements, as at and for BSI's fiscal year ended December 31, 1995, and its unaudited balance sheet and related statement of income for the nine-month period ending September 30, 1996. In addition, BSI has delivered to Sun the financial statements of each of the BSI Subsidiaries. Such financial statements are complete in all material respects, present fairly, in all material respects, the financial condition of BSI and the BSI Subsidiaries as at the dates indicated, and the results of operations for the respective periods indicated (in the case of unaudited statements, subject to year-end audit adjustments and the absence of complete footnotes), and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, except as noted therein.

               2.1.6. LIABILITIES. BSI does not have any liabilities or obligations, either accrued, absolute, contingent, or otherwise, or have any knowledge of any potential liabilities or obligations, which would constitute or result in a BSI Material Adverse Effect, other than those
        (i) reflected or reserved against in the September 30, 1996 unaudited consolidated balance sheet of BSI, (ii) incurred in the ordinary course of business since September 30, 1996 or (iii) set forth in Section 2.1.6 of the BSI Disclosure Statement.

               2.1.7. ADDITIONAL BSI INFORMATION. Section 2.1.7 of the BSI Disclosure Statement contains true, complete and correct lists of the following items, and BSI has furnished to Sun true, complete and correct copies of all documents referred to in such lists:

                      2.1.7.1. REAL ESTATE. All real property and structures
               thereon owned, leased or subject to a contract of purchase and sale, or lease commitment, by BSI, with a description of the nature and amount of any Encumbrances thereto;

                      2.1.7.2. MACHINERY AND EQUIPMENT. All machinery,
               transportation equipment, tools, equipment, furnishings, and fixtures (excluding such items as did not have a cost basis of $5,000 or more at their respective dates of acquisition by BSI) owned, leased or subject to a contract of purchase and sale, or lease commitment, by BSI with a description of the nature and amount of any Encumbrances thereon;

                      2.1.7.3. INVENTORY. All inventory items or groups of
               inventory items owned by BSI, together with the amount of any Encumbrances thereon;

                      2.1.7.4. RECEIVABLES. All accounts and notes receivable of
               BSI, together with (i) aging schedules by invoice date and due date, (ii) the amounts provided for as an allowance for bad debts, (iii) the identity and location of any asset in which BSI holds a security interest to secure payment of the underlying indebtedness, and (iv) a description of the nature and amount of any Encumbrances on such accounts and notes receivable;

                      2.1.7.5. PAYABLES. All accounts and notes payable of BSI,
               together with an appropriate aging schedule;

                      2.1.7.6. INSURANCE. All insurance policies or bonds
               currently maintained by BSI, including title insurance policies, with respect to BSI, including those covering BSI's properties, buildings, machinery, equipment, fixtures, employees and operations, as well as a listing of any premiums, audit adjustments or retroactive adjustments due or pending on such policies or any predecessor policies;

                      2.1.7.7. MATERIAL CONTRACTS. All material contracts and
               license agreements, which shall include, but shall not be limited to, agreements which are to be performed in whole or in part after the Effective Date, and which involve or may involve aggregate payments by or to BSI of $50,000 or more after such date ("Material Contracts");

                      2.1.7.8. EMPLOYEE COMPENSATION PLANS. All bonus, incentive compensation, deferred compensation, profit-sharing, retirement, pension, welfare, group insurance, death benefit, or other fringe benefit plans, arrangements or trust agreements of BSI, together with copies of the most recent reports with respect to such plans, arrangements, or trust agreements filed with any governmental agency and all Internal Revenue Service determination letters that have been received with respect to such plans (collectively, "Employee Plans");

                      2.1.7.9. CERTAIN SALARIES. The names and salary rates of
               all present officers and employees of BSI whose current regular annual salary rate is $50,000 or more, together with any bonuses paid or payable to such persons for the year ended December 31, 1995, or since that date, and, to the extent existing on the date of this Agreement, all arrangements with respect to any bonuses to be paid to them from and after the date of this Agreement;

                      2.1.7.10. EMPLOYEE AGREEMENTS. Any collective bargaining
               agreements of BSI with any labor union or other representative of employees, including amendments and supplements, and all employment and consulting agreements of BSI;

                      2.1.7.11. PATENTS. All patents, trademarks, copyrights and other material intellectual property rights owned, licensed, or used by BSI;

                      2.1.7.12. TRADE NAMES. All trade names and fictitious
               names used or held by BSI, whether and where such names are registered and where used;

                      2.1.7.13. PROMISSORY NOTES. All long-term and short-term
               promissory notes, installment contracts, loan agreements, credit agreements, and any other agreements of BSI relating thereto or with respect to collateral securing the same;

                      2.1.7.14. GUARANTIES. All indebtedness, liabilities and
               commitments of others and as to which BSI is a guarantor, endorser, co-maker, surety, or accommodation maker, or is contingently liable therefor (excluding liabilities as an endorser of checks and the like in the ordinary course of business) and all letters of credit, whether stand-by or documentary, issued by any third party;

                      2.1.7.15. FINANCIAL STATEMENTS. Financial statements
               containing the information described in Paragraphs 2.1.5;

               Section 2.1.7 of the BSI Disclosure Statement shall be true, complete and correct as of the Effective Date, except for items contained in Paragraphs 2.1.7.3; 2.1.7.4; 2.1.7.5; and 2.1.7.15 which are true, complete and correct as of September 30, 1996 or such other date as therein indicated.

               2.1.8. NO UNDISCLOSED DEFAULTS. Except as may be specified in
        Section 2.1.8 of the BSI Disclosure Statement, BSI is not a party to, or bound by, any material contract or arrangement of any kind to be performed after the Effective Date, nor is BSI in default in any material obligation or covenant on its part to be performed under any material obligation, lease, contract, order, plan or other arrangement except as identified in such section.

               2.1.9. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the BSI Disclosure Statement, from September 30, 1996, through the date hereof, (a) BSI and each of the BSI Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice and (b) there has not been, and no fact or condition exists which would have or, insofar as reasonably can be foreseen, could have, a BSI Material Adverse Effect.

               2.1.10. TAXES. Except as set forth in Section 2.1.10 of the BSI Disclosure Statement, and except with respect to failures which, in the aggregate, would not result in a material adverse change with respect to BSI, proper and accurate federal, state and local income, value added, sales, use, franchise, gross revenue, turnover, excise, payroll, property, employment, customs duties and any and all other tax returns, reports, and estimates have been filed with appropriate governmental agencies, domestic and foreign, by BSI for each period for which any returns, reports, or estimates were due (taking into account any extensions of time to file before the date hereof); all taxes shown by such returns to be payable and any other taxes due and payable have been paid other than those being contested in good faith by BSI; and the tax provision reflected in BSI's financial statements as of September 30, 1996 is adequate, in accordance with generally accepted accounting principles, to cover liabilities of BSI at the date thereof for all taxes, including any interest, penalties and additions to taxes of any character whatsoever applicable to BSI or its assets or business. Except as set forth on Section 2.1.10 of the BSI Disclosure Statement, no waiver of any statute of limitations executed by BSI with respect to federal or state income or other tax is in effect for any period. The federal income tax returns of BSI have never been examined by the Internal Revenue Service. There are no tax liens on any assets of BSI except for taxes not yet currently due and those which could not reasonably be expected to result in a Material Adverse Effect.

               2.1.11. INTELLECTUAL PROPERTY. Except as set forth in Section
        2.1.11 of the BSI Disclosure Statement, BSI owns or possesses licenses to use all patents, patent applications, trademarks and service marks (including registrations and applications therefor), trade names, copyrights and written know-how, trade secrets and all other similar proprietary data and the goodwill associated therewith (collectively, the "Intellectual Property") that are either material to the business of BSI or that are necessary for the manufacture, use or sale of any products manufactured, used or sold by BSI, including all such Intellectual Property listed in Section 2.1.11 of the BSI Disclosure Statement. The Intellectual Property is owned or licensed by BSI free and clear of any Encumbrance other than such Encumbrances as are listed in Section 2.1.11 of the BSI Disclosure Statement. Except as otherwise indicated in such schedule, BSI has not granted to any other person any license to use any Intellectual Property. Except as described in Section
        2.1.11 of the BSI Disclosure Statement, to the knowledge of BSI, none of the Intellectual Property violates, conflicts with or infringes the rights of any third parties. BSI has not received any notice of infringement, misappropriation, or conflict with, the intellectual property rights of others in connection with the use by BSI of the Intellectual Property.

               2.1.12. TITLE TO PROPERTIES. With exceptions which in the aggregate are not material, and except for merchandise and other property sold, used or otherwise disposed of in the ordinary course of business for fair value, BSI has good and indefeasible title to all its properties, interests in properties and assets, real and personal, reflected in the September 30, 1996 financial statements referred to in Paragraph 2.1.5 or in Section 2.1.7 of the BSI Disclosure Schedule, free and clear of any Encumbrance of any nature whatsoever, except (i) liens and Encumbrances reflected in the balance sheet of BSI dated September 30, 1996 referred to in Paragraph 2.1.5 or in Section 2.1.7 of the BSI Disclosure Statement, (ii) liens for current taxes not yet due and payable, and (iii) such imperfections of title, easements and Encumbrances, if any, as are not substantial in character, amount, or extent and do not and will not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair business operations. All leases pursuant to which BSI leases (whether as lessee or lessor) any real or personal property for rental or lease payments in excess of $100,000 on an annualized basis are in good standing, valid, and effective; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by BSI and in respect to which BSI has not taken adequate steps to prevent a default from occurring. The buildings and premises of BSI that are used in its business are in good operating condition and repair, subject only to ordinary wear and tear. All equipment of BSI and the BSI Subsidiaries is in good operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, and is free from any known defects except as may be repaired by routine maintenance and such minor defects as to not substantially interfere with the continued use thereof in the conduct of normal operations.

               2.1.13. LITIGATION. Except as set forth in Section 2.1.13 of the BSI Disclosure Statement, (a) there are no material claims, suits, actions or proceedings, pending or, to the knowledge of BSI, threatened, nor are there, to the knowledge of BSI, any material investigations or reviews pending or threatened against, relating to or affecting BSI, any BSI Subsidiary or any BSI Benefit Plan (as defined in Section 2.1.17 hereof), (b) there are no material judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to BSI or any BSI Subsidiary, and (c) there have not been any material developments with respect to such disclosed claims, suits, actions, proceedings, investigations or reviews.

                2.1.14. ENVIRONMENTAL COMPLIANCE. Except as set forth in Section
        2.1.14 of the BSI Disclosure Statement:

                      2.1.14.1. ENVIRONMENTAL CONDITIONS. There are no
               environmental conditions or circumstances, such as the presence or release of any hazardous substance, on any property presently or previously owned by BSI that could result in a BSI Material Adverse Effect.

                      2.1.14.2. PERMITS, ETC. BSI has in full force and effect
               all environmental permits, licenses, approvals and other authorizations required to conduct its operations and is operating in material compliance thereunder.

                      2.1.14.3. COMPLIANCE. BSI's operations and use of its
               assets do not violate any applicable federal, state or local law, statute, ordinance, rule, regulation, order or notice requirement pertaining to (a) the condition or protection of air, groundwater, surface water, soil, or other environmental media,
               (b) the environment, including natural resources or any activity which affects the environment, or (c) the regulation of any pollutants, contaminants, waste, substances (whether or not hazardous or toxic), including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. ss. 9601 ET SEQ.), the Hazardous Materials Transportation Act (49 U.S.C. ss. 1801 ET SEQ.), the Resource Conservation and Recovery Act (42 U.S.C. ss. 1609 ET SEQ.), the Clean Water Act (33 U.S.C. 1251 ET SEQ.), the Clean Air Act (42 U.S.C. ss. 7401 ET SEQ.), the Toxic Substances Control Act (17 U.S.C. ss. 2601 ET SEQ.), the Federal Insecticide Fungicide and Rodenticide Act (7 U.S.C. ss. 136 ET SEQ.), the Safe Drinking Water Act (42 U.S.C. ss. 201 and ss. 300f ET SEQ.), the Rivers and Harbors Act (33 U.S.C. ss. 401 ET SEQ.), the Oil Pollution Act (33 U.S.C. ss. 2701 ET SEQ.) and analogous state and local provisions, as any of the foregoing may have been amended or supplemented from time to time (collectively the "Applicable Environmental Laws"), except for violations which, either singly or in the aggregate, would not result in a BSI Material Adverse Effect.

                      2.1.14.4. PAST COMPLIANCE. None of the operations or
               assets of BSI has ever been conducted or used in such a manner as to constitute violation of any of the Applicable Environmental Laws, except for violations which, either singly or in the aggregate, would not result in a BSI Material Adverse Effect.

                      2.1.14.5. ENVIRONMENTAL CLAIMS. No notice has been served
               on BSI from any entity, governmental agency or individual regarding any existing, pending or threatened investigation or inquiry related to alleged violations under any Applicable Environmental Laws, or regarding any claims for remedial obligations or contribution under any Applicable Environmental Laws, other than any of the foregoing which, either singly or in the aggregate, would not result in a material adverse change with respect to BSI Material Adverse Effect.

                      2.1.14.6. RENEWALS. BSI does not know of any reason Sun
               would not be able to renew any of the permits, licenses, or other authorizations required pursuant to any Applicable Environmental Laws to operate and use any of BSI's assets for their current purposes and uses.

                2.1.15. COMPLIANCE WITH OTHER LAWS. Except as set forth in
        Section 2.1.15 of the BSI Disclosure Statement, BSI is not in violation of or in default with respect to, or in alleged violation of or alleged default with respect to, the Occupational Safety and Health Act (29 U.S.C. ss.ss.651 ET SEQ.) as amended ("OSHA"), or any other applicable law or any applicable rule, regulation, or any writ or decree of any court or any governmental commission, board, bureau, agency, or instrumentality, or delinquent with respect to any report required to be filed with any governmental commission, board, bureau, agency or instrumentality, except for violations which, either singly or in the aggregate, do not and are not expected to result in a BSI Material Adverse Effect.

               2.1.16. FINDER'S FEE. Except as set forth on Section 2.1.16 of the BSI Disclosure Statement, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by BSI and its counsel directly with Sun and its counsel, without the intervention of any other person as the result of any act of BSI, and so far as is known to BSI, without the intervention of any other person in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee or any similar payments.

               2.1.17. COMPLIANCE WITH ERISA. (a) BSI has delivered to, or upon request will deliver to, Sun copies of the health and life insurance plans, bonus, deferred compensation, pension, profit sharing and retirement plans and all other employee benefit plans, programs or arrangements providing benefits for employees (or former employees) of BSI, all of which are listed on Section 2.1.7.8 of the BSI Disclosure Statement (the "BSI Benefit Plans"); a copy of the most recent favorable determination letter received with respect to a BSI Benefit Plan from the Internal Revenue Service (if the plan is a tax-qualified plan under the Code); the most recent annual report (Form 5500) filed with the Internal Revenue Service with respect to each BSI Benefit Plan (if any such report was required); and the most recent summary plan description for each BSI Benefit Plan for which a summary plan description is required. Each of the BSI Benefit Plans has been administered and maintained in material compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and, if applicable, the Code and all other applicable laws. There is no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code) with respect to a BSI Benefit Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA), and there has been no application for a waiver of the minimum funding standards imposed by Code Section 412 with respect to any such plan. There are no pending or, to the knowledge of BSI, threatened claims by or on behalf of the BSI Benefit Plans, the United States Department of Labor, the Internal Revenue Service, or by any current or former employee of BSI or beneficiary of such current or former employee alleging a breach of any fiduciary duties or a violation of applicable state or federal law which could result in a material liability on the part of BSI or a BSI Benefit Plan under ERISA or any other law (other than benefit claims and funding obligations in the ordinary course of business). BSI has not suffered or otherwise caused a "complete withdrawal" or "partial withdrawal," as such terms are respectively defined in Sections 4203 and 4205 of ERISA, from any Multiemployer Pension Plan, as such term is defined in Section 3(37) of ERISA; BSI is not a party to any such Multiemployer Pension Plan.

               (b) Except as set forth in Section 2.1.17 of the BSI Disclosure Statement, (i) neither BSI nor any BSI Subsidiary is a party to any collective bargaining agreement or other labor agreement with any union or labor organization; (ii) to the knowledge of BSI, there is no current union representation election or controversy involving employees of BSI or any of the BSI Subsidiaries, nor does BSI know of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees; (iii) there is no material unfair labor practice charge or material grievance arising out of a collective bargaining agreement or other material grievance procedure against BSI or any of the BSI Subsidiaries pending, or to the knowledge of BSI, threatened; (iv) there is no material complaint, lawsuit or proceeding in any forum by or on behalf of any present or former employee, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship against BSI or any of the BSI Subsidiaries pending, or to the knowledge of BSI, threatened; (v) there is no strike, dispute, slowdown, work stoppage or lockout pending, or to the knowledge of BSI , threatened, against or involving BSI or any of the BSI Subsidiaries; (vi) BSI and the BSI Subsidiaries are in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health; and (vii) there is no proceeding, claim, suit, action or governmental investigation pending or, to the knowledge of BSI, threatened, in respect of which any director, officer, employee or agent of BSI or any of the BSI Subsidiaries is or may be entitled to claim indemnification from BSI or any of the BSI Subsidiaries pursuant to their respective articles of incorporation or bylaws or as provided in any indemnification agreements.

               2.1.18. INVESTIGATIONS; LITIGATION. Except as required pursuant to the Hart-Scott- Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (collectively, "HSR"), (i) no investigation or review by any governmental entity with respect to BSI or any of the transactions contemplated by this Agreement is pending or, to the best of BSI's knowledge, threatened, nor has any governmental entity indicated to BSI an intention to conduct the same, and (ii) there is no action, suit or proceeding pending or, to the best of BSI's knowledge, threatened against or affecting BSI at law or in equity, or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which either individually or in the aggregate, does or is likely to result in a BSI Material Adverse Effect.

               2.1.19. INFORMATION FOR REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS. None of the information supplied or to be supplied by or on behalf of BSI for inclusion in or incorporation by reference in
        (a) the registration statement on form S-4 to be filed with the SEC by Sun in connection with the issuance of shares of Sun Common Stock and Sun Preferred Stock in the Merger (the "Registration Statement") will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the

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        Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading and (b) the proxy and information statement in definitive form relating to the meetings of the shareholders of Sun and BSI to be held in connection with the Merger and the prospectus relating to the Sun Common Stock and Sun Preferred Stock to be issued in the Merger (the "Joint Proxy Statement/Prospectus") will, at the dates mailed to such shareholders and, as the same may be amended or supplemented, at the times of such meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will comply as to form in all material respects with the provisions of the Securities Act and the Securities Exchange Act and the rules and regulations thereunder.

               2.1.20. OWNERSHIP OF SUN COMMON STOCK. BSI does not "beneficially own" (as such term is defined for purposes of Section 13(d) of the Securities Exchange Act) any shares of Sun Common Stock.

               2.1.21. VOTE REQUIRED. The approval of the Merger by a majority of all votes entitled to be cast by all holders of BSI Common Stock at a BSI Meeting at which a quorum is present, are the only votes of the holders of any class or series of the capital stock of BSI required to approve this Agreement, the Merger and the other transactions contemplated hereby (herein the "BSI Shareholders' Approval").

                                   ARTICLE III

                      REPRESENTATIONS AND WARRANTIES OF SUN


        3.1. REPRESENTATIONS AND WARRANTIES OF SUN. Sun represents and warrants to BSI as follows:

               3.1.1. ORGANIZATION AND STANDING. Sun is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington, has full requisite corporate power and authority to carry on its business as it is currently conducted, and to own and operate the properties currently owned and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary other than in such jurisdictions where the failure to be so qualified and in good standing would not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, financial condition, results of operations or prospects of Sun or the Sun Subsidiaries taken as a whole or on the consummation of this Agreement (any such material adverse effect being hereinafter referred to as a "Sun Material Adverse

        Effect"). As used in this Agreement, (a) the term "subsidiary" of a person shall mean any corporation or other entity (including partnerships and other business associations) in which such person directly or indirectly owns at least a majority of any class of the outstanding voting securities or equity and (b) the term "Sun Subsidiaries" means all direct or indirect subsidiaries of Sun. True, accurate and complete copies of the Certificate of Incorporation and Bylaws of Sun, in effect on the date hereof, have been delivered to BSI.

               3.1.2. AUTHORITY; NONCONTRAVENTION; STATUTORY APPROVALS; COMPLIANCE.

                      3.1.2.1. AUTHORITY. Sun has all requisite power and
               authority to enter into this Agreement and, subject to the applicable Sun Shareholders' Approval (as defined in Section 4.5), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Sun of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Sun, subject in the case of this Agreement to obtaining the applicable Sun Shareholders' Approval. This Agreement has been duly and validly executed and delivered by Sun and, assuming the due authorization, execution and delivery hereof and thereof by BSI, constitutes the valid and binding obligation of Sun enforceable against Sun in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors' generally.

                      3.1.2.2. NONCONTRAVENTION. Except as set forth in Section
               3.1.2.2 of the Sun Disclosure Statement, the execution and delivery of this Agreement by Sun do not, and the consummation of the transactions contemplated hereby will not, violate, conflict with, or result in a breach of any provision of, or constitute a default (with or without notice or lapse of time or both) under, or result in the termination or modification of, or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets (any such violation, conflict, breach, default, right of termination, modification, cancellation or acceleration, loss or creation, a "Violation" with respect to Sun or any of the Sun Subsidiaries) pursuant to any provisions of (i) the articles of incorporation, bylaws or similar governing documents of Sun or any of the Sun Subsidiaries, (ii) subject to obtaining the Sun Shareholders' Approvals, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority (as defined in Section 3.1.2.3) applicable to Sun or any of the Sun Subsidiaries or any of their respective properties or assets or
               (iii) subject to obtaining the third-party consents or other approvals set forth in Section 3.1.2.2 of the Sun Disclosure Statement (the "Sun Required Consents"), any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Sun or any of the Sun Subsidiaries is now a party or by which it or any of its properties or assets may be bound or affected, excluding from the foregoing clauses (ii) and (iii) such Violations that would not, in the aggregate, have a Sun Material Adverse Effect.

                      3.1.2.3. STATUTORY APPROVALS. No declaration, filing or
               registration with, or notice to or authorization, consent or approval of, any court, federal, state, local or foreign governmental or regulatory body (including a stock exchange or other self-regulatory body) or authority (each, a "Governmental Authority"), the failure to obtain, make or give which would have, in the aggregate, a Sun Material Adverse Effect, is necessary for the execution and delivery of this Agreement by Sun or the consummation by Sun of the transactions contemplated hereby, except as described in Section 3.1.2.3 of the Sun Disclosure Statement (the "Sun Required Statutory Approvals," it being understood that references in this Agreement to "obtaining" such Sun Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

                      3.1.2.4. COMPLIANCE. Except as set forth in Section
               3.1.2.4 of the Sun Disclosure Statement, neither Sun nor any Sun Subsidiary, is in violation of or is under investigation with respect to any violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority except for violations which in the aggregate do not and, insofar as reasonably can be foreseen, will not have a Sun Material Adverse Effect. Except as set forth in
               Section 3.1.2.4 of the Sun Disclosure Statement, Sun and the Sun Subsidiaries have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as currently conducted in all material respects except for those which the failure to obtain would not, in the aggregate, have a Sun Material Adverse Effect. Except as set forth in Section 3.1.2.4 of the Sun Disclosure Statement, neither Sun nor any Sun Subsidiary is in material breach or violation of or in material default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a material default under, (i) its articles of incorporation or bylaws or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which it is a party or by which it is bound or to which any of its property is subject except in the case of clause (ii) for violations and defaults which would not, in the aggregate, have a Sun Material Adverse Effect.

               3.1.3. CAPITALIZATION. The authorized capitalization of Sun consists of 20,000,000 shares of common stock, no par value (the "Sun Common Stock"), of which at the date hereof, 5,748,500 shares were issued and outstanding and 1,000,000 shares of preferred stock, $.01 par value per share (the "Sun Preferred Stock"), at which at the date hereof no shares were issued and outstanding. Except as set forth in Section 3.1.3 of the Sun Disclosure Statement, there exist no
        (a) outstanding options, subscriptions, warrants, calls, or similar commitments to purchase, issue or sell or to convert any securities or obligations into any of the authorized or issued capital stock of Sun or any securities or obligations convertible into or exchangeable for such capital stock or (b) registration rights, stockholder agreements or voting agreements with respect to the outstanding shares of capital stock of Sun. The Sun Disclosure Schedule shall disclose that as of the date hereof and as of the Effective Date, there are outstanding not less than 290,250 options to purchase Sun Common Stock under Sun's existing stock option plans, such number of options otherwise will be available under the plans for issuance.

               3.1.4. SUN SUBSIDIARIES. All outstanding shares of stock of the Sun Subsidiaries are validly issued, fully paid, and nonassessable and owned by Sun, and Sun has good and indefeasible title thereto free and clear of any Encumbrance. Each such subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction under which it is incorporated and has full requisite corporate power and authority to own its property and carry on its business as presently conducted by it and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Sun Material Adverse Effect with respect to such subsidiary. As hereinafter used in this Article III, the term "Sun" also includes any and all of its directly and indirectly held subsidiaries, except where the context indicates to the contrary.

               3.1.5. REPORTS AND FINANCIAL STATEMENTS. Sun has previously furnished to BSI true and complete copies of (a) all annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 1991, (b) Sun's other reports filed with the Commission since December 31, 1991, (c) all definitive proxy solicitation materials filed with the Commission since December 31, 1991, (d) any registration statements declared effective by the Commission since December 31, 1991 and (e) any other reports filed with the Commission by Sun after the date hereof under the Exchange Act (collectively, the "Reports"), and such Reports were, or will be, prepared in accordance with generally accepted accounting principles applied on a consistent basis as of and for the periods involved and fairly present, or will present, the consolidated financial position for Sun and the Sun Subsidiaries as of the dates thereof and the consolidated results of their operations and changes in financial position as of and for the periods then ended; and the Reports did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since December 31, 1991, Sun has filed with the Commission all reports required to be filed by

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
        Sun under the Exchange Act and the rules and regulations of the Commission.

               3.1.6. LIABILITIES. Sun does not have any liabilities or obligations, either accrued, absolute, contingent, or otherwise, or have any knowledge of any potential liabilities or obligations, which would constitute or result in a Sun Material Adverse Effect, other than those
        (i) disclosed in the Reports, (ii) reflected or reserved against in the September 30, 1996 unaudited consolidated balance sheet of Sun, (iii) incurred in the ordinary course of business since September 30, 1996 or
        (iv) set forth in Section 3.1.6 of the Sun Disclosure Statement.

               3.1.7. ADDITIONAL SUN INFORMATION. Section 3.1.7 of the BSI Disclosure Statement contains true, complete and correct lists of the following items, and Sun has furnished to BSI true, complete and correct copies of all documents referred to in such lists:

                      3.1.7.1. REAL ESTATE. All real property and structures
               thereon owned, leased or subject to a contract of purchase and sale, or lease commitment, by Sun, with a description of the nature and amount of any Encumbrances thereto;

                      3.1.7.2. MACHINERY AND EQUIPMENT. All machinery,
               transportation equipment, tools, equipment, furnishings, and fixtures (excluding such items as did not have a cost basis of $5,000 or more at their respective dates of acquisition by Sun) owned, leased or subject to a contract of purchase and sale, or lease commitment, by Sun with a description of the nature and amount of any Encumbrances thereon;

                      3.1.7.3. INVENTORY. All inventory items or groups of
               inventory items owned by Sun, together with the amount of any Encumbrances thereon;

                      3.1.7.4. RECEIVABLES. All accounts and notes receivable of
               Sun, together with (i) aging schedules by invoice date and due date, (ii) the amounts provided for as an allowance for bad debts, (iii) the identity and location of any asset in which Sun holds a security interest to secure payment of the underlying indebtedness, and (iv) a description of the nature and amount of any Encumbrances on such accounts and notes receivable;

                      3.1.7.5. PAYABLES. All accounts and notes payable of Sun,
               together with an appropriate aging schedule;

                      3.1.7.6. INSURANCE. All insurance policies or bonds
               currently maintained by Sun, including title insurance policies, with respect to Sun, including those covering Sun's properties, buildings, machinery, equipment, fixtures, employees and operations, as well as a listing of any premiums, audit adjustments or retroactive adjustments due or pending on such policies or any predecessor policies;

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
                      3.1.7.7. MATERIAL CONTRACTS. All material contracts and
               license agreements, which shall include, but shall not be limited to, all agreements or commitments to purchase raw materials or inventory and all agreements which are to be performed in whole or in part after the Effective Date, and which involve or may involve aggregate payments by or to Sun of $50,000 or more after such date ("Material Contracts"); such list shall also include any obligations of Sun or its affiliates to make any payments or provide any consideration to any person as a result of the consummation of this Agreement;

                      3.1.7.8. EMPLOYEE COMPENSATION PLANS. All Employee Plans;

                      3.1.7.9. CERTAIN SALARIES. The names and salary rates of
               all present officers and employees of Sun whose current regular annual salary rate is $50,000 or more, together with any bonuses paid or payable to such persons for the fiscal year ended December 31, 1995, and, to the extent existing on the date of this Agreement, all arrangements with respect to any bonuses to be paid to them from and after the date of this Agreement;

                      3.1.7.10. EMPLOYEE AGREEMENTS. Any collective bargaining
               agreements of Sun with any labor union or other representative of employees, including amendments and supplements, and all employment and consulting agreements of Sun;

                      3.1.7.11. PATENTS. All patents, trademarks, copyrights and other material intellectual property rights owned, licensed, or used by Sun;

                      3.1.7.12. TRADE NAMES. All trade names and fictitious
               names used or held by Sun, whether and where such names are registered and where used;

                      3.1.7.13. PROMISSORY NOTES. All long-term and short-term
               promissory notes, installment contracts, loan agreements, credit agreements, and any other agreements of Sun relating thereto or with respect to collateral securing the same;

                      3.1.7.14. GUARANTIES. All indebtedness, liabilities and
               commitments of others and as to which Sun is a guarantor, endorser, co-maker, surety, or accommodation maker, or is contingently liable therefor (excluding liabilities as an endorser of checks and the like in the ordinary course of business) and all letters of credit, whether stand-by or documentary, issued by any third party;

                      3.1.7.15. FINANCIAL STATEMENTS. The September 30, 1996
               unaudited consolidated balance sheet and related statement of income of Sun.

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
               Section 3.1.7 of the Sun Disclosure Statement shall be true, complete and correct as of the Effective Date, except for items contained in Paragraphs 3.1.7.3; 3.1.7.4; 3.1.7.5; and 3.1.7.15, which are true, complete and correct as of September 30, 1996 or such other date as therein indicated. In addition, Sun shall, on BSI's request, furnish BSI copies of all Reports filed by Sun with the Commission after the date hereof through the Effective Date.

               3.1.8. NO UNDISCLOSED DEFAULTS. Except as may be specified in the Reports or in Section 3.1.8 of the Sun Disclosure Statement, Sun is not a party to, or bound by, any material contract or arrangement of any kind to be performed after the Effective Date, nor is Sun in default in any material obligation or covenant on its part to be performed under any material obligation, lease, contract, order, plan or other arrangement except as identified in the Reports or in such section.

               3.1.9. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Sun Disclosure Statement, from September 30, 1996, through the date hereof, (a) Sun and each of the Sun Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice and (b) there has not been, and no fact or condition exists which would have or, insofar as reasonably can be foreseen, could have, a Sun Material Adverse Effect.

               3.1.10. TAXES. Except as set forth in Section 3.1.10 of the Sun Disclosure Statement, and except with respect to failures which in the aggregate, would not result in a material adverse change with respect to Sun, proper and accurate federal, state and local income, value added, sales, use, franchise, gross revenue, turnover, excise, payroll, property, employment, customs duties and any and all other tax returns, reports, and estimates have been filed with appropriate governmental agencies, domestic and foreign, by Sun for each period for which any returns, reports, or estimates were due (taking into account any extensions of time to file before the date hereof); all taxes shown by such returns to be payable and any other taxes due and payable have been paid other than those being contested in good faith by Sun; and the tax provision reflected in Sun's financial statements as of September 30, 1996 (which have been or will be delivered to BSI) is adequate, in accordance with generally accepted accounting principles, to cover liabilities of Sun at the date thereof for all taxes, including any interest, penalties and additions to taxes of any character whatsoever applicable to Sun or its assets or business. Except as set forth on
        Section 3.1.10 of the Sun Disclosure Statement, no waiver of any statute of limitations executed by Sun with respect to federal or state income or other tax is in effect for any period. The federal income tax returns of Sun have never been examined by the Internal Revenue Service. There are no tax liens on any assets of Sun except for taxes not yet currently due and those which could not reasonably be expected to result in a Sun Material Adverse Effect.

               3.1.11. INTELLECTUAL PROPERTY. Except as set forth in Section
        3.1.11 of the Sun Disclosure Statement, Sun owns or possesses licenses to use all Intellectual Property that is either material to the business of Sun or that is necessary for the manufacture, use or sale of any products manufactured, used or sold by Sun, including all such Intellectual Property listed in the Reports. The Intellectual Property is owned or licensed by Sun free and clear of any Encumbrance other than such Encumbrances as are listed in Section 3.1.11 of the Sun Disclosure Statement. Except as otherwise indicated in such section, Sun has not granted to any other person any license to use any Intellectual Property. Except as described in Section 3.1.11 of the Sun Disclosure Statement, none of the Intellectual Property violates, conflicts with or infringes the rights of any third parties. Sun has not received any notice of infringement, misappropriation, or conflict with, the intellectual property rights of others in connection with the use by Sun of its Intellectual Property.

               3.1.12. TITLE TO PROPERTIES. With exceptions which in the aggregate are not material, and except for merchandise and other property sold, used or otherwise disposed of in the ordinary course of business for fair value, Sun has good and indefeasible title to all its properties, interests in properties and assets, real and personal, reflected in the financial statements contained in the Reports, free and clear of any Encumbrance of any nature whatsoever, except (i) liens and Encumbrances reflected in the balance sheet of Sun included in the Reports, (ii) liens for current taxes not yet due and payable, and (iii) such imperfections of title, easements and Encumbrances, if any, as are not substantial in character, amount, or extent and do not and will not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair business operations. All leases pursuant to which Sun leases (whether as lessee or lessor) any real or personal property for rental or lease payments in excess of $100,000 on an annualized basis are in good standing, valid, and effective; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by Sun and in respect to which Sun has not taken adequate steps to prevent a default from occurring. The buildings and premises of Sun that are used in its business are in good operating condition and repair, subject only to ordinary wear and tear. All equipment of Sun and the Sun Subsidiaries is in good operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, and is free from any known defects except as may be repaired by routine maintenance and such minor defects as to not substantially interfere with the continued use thereof in the conduct of normal operations.

               3.1.13. LITIGATION. Except as set forth in Section 3.1.13 of the Sun Disclosure Statement, (a) there are no material claims, suits, actions or proceedings, pending or, to the knowledge of Sun, threatened, nor are there, to the knowledge of Sun, any material investigations or reviews pending or threatened against, relating to or affecting Sun, any Sun Subsidiary or any Sun Benefit Plan (as defined in Section 3.1.17 hereof), (b) there are no material judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to Sun or any Sun Subsidiary, and (c) there have not been any material developments with respect to such disclosed claims, suits, actions, proceedings, investigations or reviews.

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
               3.1.14. ENVIRONMENTAL COMPLIANCE. Except as set forth in Section
        3.1.14 of the Sun Disclosure Statement:

                      3.1.14.1. ENVIRONMENTAL CONDITIONS. There are no
               environmental conditions or circumstances such as the presence or release of any hazardous substance on any property presently or previously owned by Sun that could result in a Sun Material Adverse Effect.

                      3.1.14.2. PERMITS, ETC. Sun has in full force and effect
               all environmental permits, licenses, approvals and other authorizations required to conduct its operations and is operating in material compliance thereunder.

                      3.1.14.3. COMPLIANCE. Sun's operations and use of its
               assets do not violate any Applicable Environmental Laws, except for violations which, either singly or in the aggregate, would not result in a Sun Material Adverse Effect.

                      3.1.14.4. PAST COMPLIANCE. None of the operations or
               assets of Sun has ever been conducted or used in such a manner as to constitute violation of any of the Applicable Environmental Laws except for violations which, either singly or in the aggregate, would not result in a Sun Material Adverse Effect.

                      3.1.14.5. ENVIRONMENTAL CLAIMS. No notice has been served
               on Sun from any entity, governmental agency or individual regarding any existing, pending or threatened investigation or inquiry related to alleged violations under any Applicable Environmental Laws, or regarding any claims for remedial obligations or contribution under any Applicable Environmental Laws, other than any of the foregoing which, either singly or in the aggregate, would not result in a Sun Material Adverse Effect.

                      3.1.14.6. RENEWALS. Sun does not know of any reason Sun
               would not be able to renew any of the permits, licenses, or other authorizations required pursuant to any Applicable Environmental Laws to operate and use any of Sun's assets for their current purposes and uses.

               3.1.15. COMPLIANCE WITH OTHER LAWS. Except as set forth in the Reports or in Section 3.1.15 of the Sun Disclosure Statement, Sun is not in violation of or in default with respect to, or in alleged violation of or alleged default with respect to, OSHA or any other applicable law or any applicable rule, regulation, or any writ or decree of any court or any governmental commission, board, bureau, agency, or instrumentality, or delinquent with respect to any report required to be filed with any governmental commission, board, bureau, agency or instrumentality, except for violations which, either singly or in the aggregate, do not and are not expected to result in a Sun Material Adverse Effect.

               3.1.16. FINDER'S FEE. Except as set forth in Section 3.1.16 of the Sun Disclosure Statement, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Sun and its counsel, directly with BSI or its counsel, without the intervention of any other person as the result of an act of Sun and, so far as known to Sun, without the intervention of any other person in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee, or any similar payments.

               3.1.17. COMPLIANCE WITH ERISA. (a) Sun has delivered to, or upon request will deliver to, BSI copies of the health and life insurance plans, bonus, deferred compensation, pension, profit sharing and retirement plans and all other employee benefit plans, programs or arrangements providing benefits for employees (or former employees) of Sun, all of which are listed on Section 3.1.7.8 of the Sun Disclosure Statement (the "Sun Benefit Plans"); a copy of the most recent favorable determination letter received with respect to a Sun Benefit Plan from the Internal Revenue Service (if the plan is a tax-qualified plan under the Code); the most recent annual report (Form 5500) filed with the Internal Revenue Service with respect to each Sun Benefit Plan (if any such report was required); and the most recent summary plan description for each Sun Benefit Plan for which a summary plan description is required. Each of the Sun Benefit Plans has been administered and maintained in material compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and, if applicable, the Code and all other applicable laws. There is no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code) with respect to a Sun Benefit Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA), and there has been no application for a waiver of the minimum funding standards imposed by Code Section 412 with respect to any such plan. There are no pending or, to the knowledge of Sun, threatened claims by or on behalf of the Sun Benefit Plans, the United States Department of Labor, the Internal Revenue Service, or by any current or former employee of Sun or beneficiary of such current or former employee alleging a breach of any fiduciary duties or a violation of applicable state or federal law which could result in a material liability on the part of Sun or a Sun Benefit Plan under ERISA or any other law (other than benefit claims and funding obligations in the ordinary course of business). Sun has not suffered or otherwise caused a "complete withdrawal" or "partial withdrawal," as such terms are respectively defined in Sections 4203 and 4205 of ERISA, from any Multiemployer Pension Plan, as such term is defined in Section 3(37) of ERISA; Sun is not a party to any such Multiemployer Pension Plan.

               (b) Except as set forth in Section 3.1.17 of the Sun Disclosure Statement, (i) neither Sun nor any Sun Subsidiary is a party to any collective bargaining agreement or other labor agreement with any union or labor organization; (ii) to the knowledge of Sun, there is no current union representation election or controversy involving employees of Sun or any of the Sun Subsidiaries, nor does Sun know of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees; (iii) there is no material unfair labor practice charge or material grievance arising out of a collective bargaining agreement or other material grievance procedure against Sun or any of the Sun Subsidiaries pending, or to the knowledge of Sun, threatened; (iv) there is no material complaint, lawsuit or proceeding in any forum by or on behalf of any present or former employee, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship against Sun or any of the Sun Subsidiaries pending, or to the knowledge of Sun, threatened; (v) there is no strike, dispute, slowdown, work stoppage or lockout pending, or to the knowledge of Sun, threatened, against or involving Sun or any of the Sun Subsidiaries; (vi) Sun and the Sun Subsidiaries are in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health; and (vii) there is no proceeding, claim, suit, action or governmental investigation pending or, to the knowledge of Sun, threatened, in respect of which any director, officer, employee or agent of Sun or any of the Sun Subsidiaries is or may be entitled to claim indemnification from Sun or any of the Sun Subsidiaries pursuant to their respective articles of incorporation or bylaws or as provided in any indemnification agreements.

               3.1.18. INVESTIGATIONS; LITIGATION. Except as required pursuant to HSR, (i) no investigation or review by any governmental entity with respect to Sun in connection with any of the transactions contemplated by this Agreement is pending or, to the best of Sun's knowledge, threatened, nor has any governmental entity indicated to Sun an intention to conduct the same and (ii) there is no action, suit or proceeding pending or, to the best of Sun's knowledge, threatened against or affecting Sun or the Sun Subsidiaries at law or in equity, or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which either individually or in the aggregate, does or is likely to result in a Sun Material Adverse Effect.

               3.1.19. INFORMATION FOR REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS. None of the information supplied or to be supplied by or on behalf of Sun for inclusion in or incorporation by reference in
        (a) the registration statement on form S-4 to be filed with the SEC by Sun in connection with the issuance of shares of Sun Common Stock and Sun Preferred Stock in the Merger (the "Registration Statement") will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading and (b) the proxy and information statement in definitive form relating to the meetings of the shareholders of BSI and Sun to be held in connection with the Merger and the prospectus relating to the Sun Common Stock and Sun Preferred Stock to be issued in the Merger (the "Joint Proxy Statement/Prospectus") will, at the dates mailed to such shareholders and, as the same may be amended or supplemented, at the times of such meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will comply as to form in all material respects with the provisions of the Securities Act and the Securities Exchange Act and the rules and regulations thereunder.

               3.1.20. OWNERSHIP OF BSI COMMON STOCK. Sun does not "beneficially own" (as such term is defined for purposes of Section 13(d) of the Securities Exchange Act) any shares of BSI Common or Preferred Stock.

               3.1.21. VOTE REQUIRED. The approval of the Merger by two-thirds of all votes entitled to be cast by all holders of Sun Common Stock at a Sun Meeting at which a quorum is present are the only votes of the holders of any class or series of the capital stock of Sun required to approve this Agreement, the Merger and the other transactions contemplated hereby (herein, the "Sun Shareholders' Approval").

                                   ARTICLE IV

                       OBLIGATIONS PENDING EFFECTIVE DATE

        4.1. AGREEMENTS OF SUN AND BSI. Subject to the provisions of Section 4.7 hereof with respect to Sun, each of Sun and BSI agrees that from the date hereof to the Effective Date, except as otherwise set forth in the Disclosure Statement, it will (and unless otherwise indicated by the context, since September 30, 1996 or the date of the last Report, it has):

               4.1.1. MAINTENANCE OF PRESENT BUSINESS. Other than as contemplated by this Agreement, operate its business only in the usual, regular, and ordinary manner so as to maintain the goodwill it now enjoys and, to the extent consistent with such operation, use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, jobbers, distributors, and others having business dealings with it;

               4.1.2. MAINTENANCE OF PROPERTIES. At its expense, maintain all of its property and assets in customary repair, order, and condition, reasonable wear and use and damage by fire or unavoidable casualty excepted;

               4.1.3. MAINTENANCE OF BOOKS AND RECORDS. Maintain its books of account and records in the usual, regular, and ordinary manner, in accordance with generally accepted accounting principles applied on a consistent basis;

               4.1.4. COMPLIANCE WITH LAW. Duly comply in all material respects with all laws applicable to it and to the conduct of its business;

               4.1.5. INSPECTION OF EACH MERGING CORPORATION. Permit the other party hereto, and its officers, directors, employees, accountants, counsel, investment bankers, financial advisors and other authorized representatives (collectively the "Representatives"), during normal business hours, to inspect its records and to consult with its officers, employees, attorneys, and agents for the purpose of determining the accuracy of the representations and warranties hereinabove made and the compliance with covenants contained in this Agreement. Sun and BSI each agrees that it and its officers and representatives shall hold all data and information obtained with respect to the other party hereto in confidence and each further agrees that it will not use such data or information or disclose the same to others, except to the extent such data or information either are, or become, published or a matter of public knowledge; and

               4.1.6. NO SOLICITATION. No party hereto shall, and each such party shall cause its subsidiaries not to, permit any of its Representatives to, and shall use its best efforts to cause such persons not to, directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of any offer or proposal which constitutes or is reasonably likely to lead to any Takeover Proposal (as defined below), or, in the event of any unsolicited Takeover Proposal, engage in negotiations or provide any confidential information or data to any person relating to any Takeover Proposal. Notwithstanding the foregoing, in the event of an unsolicited Takeover Proposal, unless the Sun Shareholder Approval and the BSI Shareholder Approval shall have both been obtained, Sun or BSI may, to the extent that its Board of Directors is advised in a written, reasoned opinion of outside counsel that such action is required by its fiduciary duties under law, participate in discussions or negotiations with and furnish information to any person in connection with an unsolicited Takeover Proposal made by such person. Each party hereto shall notify the other party orally and in writing of any such inquiries, offers or proposals (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry and shall give the other party five days' advance notice of any agreement to be entered into with or any information to be supplied to any person making such inquiry, offer or proposal. Each party hereto shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted heretofore with respect to any Takeover Proposal. As used in this Section 4.1.6, "Takeover Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving any party to this Agreement or any of its material subsidiaries, or any proposal or offer (in each case, whether or not in writing and whether or not delivered to the stockholders of a party generally) to acquire in any manner, directly or indirectly, a substantial equity interest in, or a substantial portion of the assets of any party to this Agreement or any of its material subsidiaries, other than pursuant to the transactions contemplated by this Agreement. Nothing contained herein shall prohibit a party from taking and disclosing to its shareholders a position contemplated by Rule 14c-2(a) under the Exchange Act with respect to a Takeover Proposal by means of a tender offer.

        4.2. ADDITIONAL AGREEMENTS OF SUN AND BSI. Sun and BSI agree to take the following actions after the date hereof:

               4.2.1. HART-SCOTT-RODINO. Within 20 days of the date hereof, each party (or their affiliates) shall file such materials as are required under the HSR Act with respect to the transaction contemplated hereby and shall cooperate with the other party to the extent necessary to assist the other party in the preparation of such filings.

               4.2.2. PROXY STATEMENT/PROSPECTUS. Sun and BSI shall cooperate in the preparation and prompt filing of the Joint Proxy Statement/Prospectus contemplated by Section 4.6 hereof with the Commission with respect to, among other things, the meetings of Sun's and BSI's stockholders called for the purpose of securing stockholder approval of the merger contemplated by this Agreement. Each of Sun and BSI shall use all reasonable efforts to have such proxy statement/prospectus cleared by the Commission.

               4.2.3. NOTICE OF MATERIAL DEVELOPMENTS. Each of Sun and BSI will promptly notify the other party in writing of any Material Adverse Effect with respect Sun or BSI, respectively.

        4.3. ADDITIONAL AGREEMENTS OF BSI. Except as otherwise set forth in the BSI Disclosure Statement, BSI agrees that from September 30, 1996 it has not, and from the date hereof to the Effective Date, it will:

               4.3.1. PROHIBITION OF CERTAIN EMPLOYMENT CONTRACTS. Not enter into any contracts of employment which (i) cannot be terminated on notice of 14 days or less or (ii) provide for any severance payments or benefits covering a period beyond the termination date except as may be required by law;

               4.3.2. PROHIBITION OF CERTAIN LOANS. Not incur any borrowings except (i) the refinancing of indebtedness now outstanding or additional borrowings under its existing revolving credit facilities, (ii) the prepayment by customers of amounts due or to become due for goods sold or services rendered or to be rendered in the future, (iii) trade payables incurred in the ordinary course of business, (iv) other borrowings incurred in the ordinary course of business to finance normal operations or (v) as is otherwise agreed to in writing by Sun;

               4.3.3. PROHIBITION OF CERTAIN COMMITMENTS. Not enter into commitments for capital expenditures which would exceed $100,000 in the aggregate, except (i) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business, (ii) as may be required by law or (iii) as is otherwise agreed to in writing by Sun;

               4.3.4. DISPOSAL OF ASSETS. Not sell, dispose of, or encumber, any property or assets, except (i) in the ordinary course of business or
        (ii) as is otherwise agreed to in writing by Sun;

               4.3.5. MAINTENANCE OF INSURANCE. Maintain insurance upon all its properties and with respect to the conduct of its business of such kinds and in such amounts as is customary in the type of business in which it is engaged, but not less than that presently carried by it, which insurance may be added to from time to time in its discretion; PROVIDED, that if during the period from the date hereof to and including the Effective Date any of its property or assets are damaged or destroyed by fire or other casualty, the obligations of Sun and BSI under this Agreement shall not be affected thereby (subject, however, to the provision that the coverage limits of such policies are adequate in amount to cover the replacement value of such property or assets and loss of profits during replacement, less commercially reasonable deductible, if of material significance to the assets or operations of
        BSI) but it shall promptly notify Sun in writing thereof and proceed with the repair or restoration of such property or assets in such manner and to such extent as may be approved by Sun, and upon the Effective Date all proceeds of insurance and claims of every kind arising as a result of any such damage or destruction shall remain the property of Surviving Corporation;

               4.3.6. NO AMENDMENT TO CERTIFICATE OF INCORPORATION, ETC. Not amend its certificate of incorporation or bylaws or other organizational documents or merge or consolidate with or into any other corporation or change in any manner the rights of its capital stock or the character of its business;

               4.3.7. NO ISSUANCE, SALE, OR PURCHASE OF SECURITIES. Except with respect to exercises of currently outstanding warrants or options and the proposed equity investment described in Section 2.1.3(b) hereof, not issue or sell, or issue options or rights to subscribe to (or cancel or amend any options currently outstanding), or enter into any contract or commitment to issue or sell (upon conversion or otherwise), any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock; and

               4.3.8. PROHIBITION ON DIVIDENDS. Not declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders thereof.

        4.4. ADDITIONAL AGREEMENTS OF SUN. Except as otherwise set forth in the Sun Disclosure Statement, subject to the provisions of Section 4.7 hereof, Sun agrees that from the date of its last Report, it has not, and from the date hereof to the Effective Date, it will:

               4.4.1. PROHIBITION OF CERTAIN EMPLOYMENT CONTRACTS. Not enter into any contracts of employment which (i) cannot be terminated on notice of 14 days or less or (ii) provide for any severance payments or benefits covering a period beyond the termination date except as may be required by law, PROVIDED, HOWEVER, any severance agreement or payment or any incentive bonus plan entered into prior to the date hereof is subject to approval by BSI;

               4.4.2. PROHIBITION OF CERTAIN LOANS. Not incur any borrowings except (i) the refinancing of indebtedness now outstanding or additional borrowings under its existing revolving credit facilities, (ii) the prepayment by customers of amounts due or to become due for goods sold or services rendered or to be rendered in the future, (iii) trade payables incurred in the ordinary course of business, (iv) other borrowings incurred in the ordinary course of business to finance normal operations or (v) as is otherwise agreed to in writing by BSI;

               4.4.3. PROHIBITION OF CERTAIN COMMITMENTS. Not (a) enter into commitments for capital expenditures which would exceed $500,000, in the aggregate, except (i) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business, (ii) as may be required by law or (iii) as is otherwise agreed to in writing by BSI or (b) enter into any agreement with any affiliate of Sun without BSI's written consent;

               4.4.4. DISPOSAL OF ASSETS. Not sell, dispose of, or encumber, any property or assets, except (i) in the ordinary course of business or
        (ii) as is otherwise agreed to in writing by BSI;

               4.4.5. MAINTENANCE OF INSURANCE. Maintain insurance upon all its properties and with respect to the conduct of its business of such kinds and in such amounts as is customary in the type of business in which it is engaged, but not less than that presently carried by it, which insurance may be added to from time to time in its discretion; PROVIDED, that if during the period from the date hereof to and including the Effective Date any of its property or assets are damaged or destroyed by fire or other casualty, the obligations of Sun and BSI under this Agreement shall not be affected thereby (subject, however, to the provision that the coverage limits of such policies are adequate in amount to cover the replacement value of such property or assets and loss of profits during replacement, less commercially reasonable deductible, if of material significance to the assets or operations of
        Sun) but it shall promptly notify BSI in writing thereof and proceed with the repair or restoration of such property or assets in such manner and to such extent as may be approved by BSI, and upon the Effective Date all proceeds of insurance and claims of every kind arising as a result of any such damage or destruction shall remain the property of Surviving Corporation;

               4.4.6. NO AMENDMENT TO ARTICLES OF INCORPORATION, ETC. Except as otherwise provided herein, not amend its articles of incorporation or bylaws or other organizational documents or merge into any other corporation or change in any manner the rights of its capital stock or the character of its business;

               4.4.7. NO ISSUANCE, SALE, OR PURCHASE OF SECURITIES. Except with respect to exercises of currently outstanding warrants or options, not issue or sell, or issue options or rights to subscribe to (or cancel or amend any options currently outstanding), or enter into any contract or commitment to issue or sell (upon conversion or otherwise), any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock;

               4.4.8. PROHIBITION ON DIVIDENDS. Not declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders thereof;

               4.4.9. LISTING OF SUN COMMON STOCK. Use its best efforts to cause, as of the Effective Date, the listing on The Nasdaq Stock Market of the shares of Sun Common Stock to be issued pursuant to this Agreement; and

               4.4.10. NOTICE OF CERTAIN DEVELOPMENTS. Promptly furnish to BSI copies of all communications from Sun to its stockholders and all reports filed by it with the Commission and The Nasdaq Stock Market, and relating to periodic or other material developments concerning Sun's financial condition, business, or affairs.

        4.5. STOCKHOLDERS' MEETINGS. Each party shall promptly call and hold a meeting of stockholders (the "BSI Meeting" and the "Sun Meeting", respectively) for the purpose of considering and acting upon proposals to approve the Merger contemplated by this Agreement (and the Reincorporation with respect to Surviving Corporation) and any other matters requiring stockholder approval in connection herewith (the "BSI Shareholder Approval" and the "Sun Shareholder Approval", respectively).

        4.6.   JOINT PROXY STATEMENT AND REGISTRATION STATEMENT.

               4.6.1. PREPARATION AND FILING. As promptly as reasonably practicable after the date hereof, Sun will prepare and file (with the cooperation of BSI) with the Securities and Exchange Commission (the "Commission") in accordance with the Securities Act and Securities Exchange Act, a combined joint proxy statement (the "Joint Proxy Statement/Prospectus") and registration statement on Form S-4 (the "Registration Statement"), relating to approval and adoption of this Agreement and the transactions contemplated hereby by the stockholders of Sun and BSI. The parties will take such actions as may be reasonably required to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to cause the shares of Sun Common Stock and Sun Preferred Stock issuable in connection with the Merger to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws; provided, however, that no party shall be required to register or qualify as a foreign corporation or to take other action which would subject it to general service of process in any jurisdiction where it will not be, following the Merger, so subject. Each of the parties hereto shall furnish all information concerning itself which is required or customary for inclusion in the Registration Statement or the Joint Proxy Statement/Prospectus. As soon as reasonably practicable after the Registration Statement has been declared effective by the Commission, Sun and BSI shall promptly mail to each of the respective stockholders in Sun and BSI the Joint Proxy Statement/Prospectus. Subject to the exercise of fiduciary obligations under applicable law as advised in writing by outside counsel (a copy of which will be provided promptly to BSI), Sun shall, through its Board of Directors, include in the Joint Proxy Statement/Prospectus the recommendation of the Board of Directors of Sun that the stockholders of Sun adopt this Agreement, and shall use its best efforts to obtain such adoption.

               4.6.2. FAIRNESS OPINIONS. It shall be a condition to the mailing of the Joint Proxy Statement/Prospectus to the shareholders of BSI and Sun that Sun shall have received an opinion from Rodman & Renshaw dated the date of the Joint Proxy Statement/Prospectus, to the effect that, as of the date thereof, the consideration to be paid in the Merger is fair from a financial point of view to the holders of Sun Common Stock; PROVIDED, HOWEVER, that the opinion need not address the consideration to be paid to SeaFirst.

        4.7. ADDITIONAL AGREEMENTS REGARDING OPERATION OF SUN PENDING EFFECTIVE DATE.

               (a) On or prior to the date hereof, Sun's Board of Directors has approved the business plan prepared by BSI with respect to Sun's operations pending the Effective Date ("Plan"), which approval includes the direction by such board to Sun's management to implement the Plan. Accordingly, subject to the following provisions, Sun hereby agrees to implement the Plan in all material respects. Sun shall not be obligated to implement any particular provision of the Plan if the Board determines that such actions are, based on more recent information or events, inconsistent with the objectives of the Plan and are not in the best interests of Sun and its shareholders. Sun and BSI agree that BSI shall have no authority to take any action on behalf of Sun with respect to the Plan (or the Additional Recommendations, as defined below) and shall not be involved in the implementation of the Plan except as requested by Sun.

               (b) Prior to the Effective Date, Sun agrees to provide to BSI on the first and fifteenth day of each month a written summary report regarding the status of the Plan and the results thereof, which report shall include a listing of all matters which have not yet been implemented in material compliance with the Plan. Based on these reports and BSI's independent inspection of Sun's operations, BSI will make other recommendations and suggestions regarding Sun's operations prior to the Effective Date (the "Additional Recommendations"). BSI will discuss with Sun's management and/or Board of Directors the Additional Recommendations, the reasons for the Additional Recommendations and how such Additional Recommendations affect or complement the Plan. Sun hereby agrees to implement the Additional Recommendations in all material respects; provided, however, that Sun shall have no obligation to implement the Additional Recommendations unless the

        Board finds that the Additional Recommendations are consistent with the Plan and are in the best interest of Sun and its shareholders.

               (c) Notwithstanding any other term or provision of this Agreement, BSI hereby agrees that all actions taken by Sun in accordance with the Plan or the Additional Recommendations (and the consequences thereof) shall in no event constitute a breach of any representation, warranty, covenant or agreement herein.

               (d) Sun hereby agrees that in the event the Plan and the Additional Recommendations are not timely implemented in all material respects notwithstanding any determination by the Sun Board of Directors regarding the advisability of the Plan or the Additional Recommendations, BSI may elect to notify Sun of its intent to terminate this Agreement, and upon such termination shall have the right to reimbursement of all documented legal, accounting and other out-of-pocket expenses incurred by BSI in connection with the negotiation, execution and performance of this Agreement (such expenses not to exceed $500,000 for the purposes of this section only); provided, however, BSI shall give Sun ten days prior written notice of any such proposed termination, and Sun shall have such ten day period in which to cure its failure to implement the Plan and/or the Additional Recommendations. If such failure is not cured within such ten day period, BSI shall be entitled to terminate this Agreement and to immediate expense reimbursement as hereinabove provided.

               (e) (i) In the event the Merger is not consummated, Sun hereby agrees to indemnify and hold harmless BSI, and its officers, directors, affiliates, shareholders and agents (collectively, "indemnitees"), from and against any and all claims, damages, lawsuits, expenses, costs, judgments and liabilities (including counsel fees and expenses) of any nature whatsoever ("Losses") relating to the Plan or the Additional Recommendations, to the extent the indemnitees incur any Losses as a result of Sun's implementation thereof, or with respect to any third-party claim against the indemnitees with respect to the actions taken by Sun which relate to the Plan or the Additional Recommendations.

                      (ii) Promptly after BSI becomes aware of one or more facts, occurrences, happenings or events (including, without limitation, the commencement of any action) which may give rise to a claim for indemnification under this section, BSI shall notify Sun in writing of such facts, occurrences, happenings or events, but failure to give such notice shall not relieve Sun of any liability hereunder except for any fees or expenses unreasonably incurred in connection therewith or to the extent such failure actually prejudices Sun with respect to such claim or action. Thereafter, BSI shall deliver to Sun, promptly after BSI's receipt thereof, copies of all notices and documents received by BSI relating to such claim or action. Any claims for indemnification under this section must be asserted in writing (setting forth in reasonable detail a description of such claim) to Sun.

                      (iii) BSI shall provide Sun with prompt notice of the payment or occurrence of any Losses. Upon the payment or occurrence of any Loss, Sun shall pay the indemnitee the amount of such Loss.

                      (iv) If, pursuant to this section, BSI notifies Sun of any claim or legal proceeding by any person (other than BSI or any other indemnitee) which might give rise to a claim for indemnification against Sun, Sun, at its sole cost and expense, may, upon written notice to BSI, assume the defense of such claim or related legal proceeding. If Sun assumes the defense of any such claim or legal proceeding, Sun shall select counsel reasonably acceptable to BSI to conduct the defense of such claim or legal proceeding and, at the sole cost and expense of Sun, shall take all steps reasonably necessary in the defense, compromise or settlement thereof; provided, that Sun shall not expressly consent to a settlement or compromise of, or expressly consent to the entry of any judgment arising from, any such claim or legal proceeding without the prior written consent of BSI (which consent shall not be unreasonably withheld or delayed, although BSI may, in considering whether or not to give such consent, assess the implications of such settlement, compromise or judgment on the current or future conduct of BSI's business activities). BSI and any other indemnitee shall be entitled to participate in (but not control) the defense of any such action, with their own counsel and at their own expense.

               If, with respect to a third-party claim, Sun neither acknowledges nor disclaims in writing to BSI Sun's obligation to indemnify the indemnitees pursuant hereto, BSI or any other indemnitee may defend against such claim or related legal proceeding with such counsel and in such manner as they deem appropriate, and may consent to the settlement or compromise of, or consent to the entry of a judgment arising from, such claim or legal proceeding without the consent of Sun. Sun and its agents and representatives shall be entitled to participate in (but not control) the defense of any such action, with Sun's own counsel and at its own expense.

               Whether or not Sun chooses to defend any claim or litigation for which BSI or any other indemnitee may be entitled to indemnification under this section, each of the parties hereto shall cooperate in the defense thereof. Such cooperation shall include the retention and the provision of records and information that are reasonably relevant to such claim or litigation, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

        4.8. DISCLOSURE STATEMENT. On the date of this Agreement, (i) BSI has delivered to Sun a Statement (the "BSI Disclosure Statement"), accompanied by a certificate signed by the chief financial officer of BSI stating that the BSI Disclosure Statement is being delivered pursuant to this Section 4.8(i), and
(ii) Sun has delivered to BSI a Statement (the "Sun Disclosure Statement"), accompanied by a certificate signed by the chief financial officer of Sun stating that the Sun Disclosure Statement is being delivered pursuant to this
Section 4.8(ii). The BSI Disclosure Statement and the Sun Disclosure Statement are collectively referred to herein as the "Disclosure

Statements." The Disclosure Statements, when so delivered, shall be deemed to constitute an integral part of this Agreement and to modify or otherwise affect the respective representations, warranties, covenants or agreements of the parties hereto contained herein to the extent that such representations, warranties, covenants or agreements expressly refer to the Disclosure Statements. Except as otherwise contained herein or in the Disclosure Statements, any and all statements, representations, warranties or disclosures set forth in the Disclosure Statements shall be deemed to have been made on and as of the date of this Agreement.

                                    ARTICLE V

                       CONDITIONS PRECEDENT TO OBLIGATIONS

        5.1. CONDITIONS PRECEDENT TO OBLIGATIONS OF BSI. The obligations of BSI to consummate and effect the Merger hereunder shall be subject to the satisfaction of the following conditions, or to the waiver thereof by BSI in the manner contemplated by Section 6.4 on or before the Closing Date:

               5.1.1. REPRESENTATIONS AND WARRANTIES OF SUN; PERFORMANCE OF OBLIGATIONS. The representations and warranties of Sun herein contained shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made at such date (except to the extent such representations and warranties speak only as of any other date, which need only be true and correct as of such other date), except as affected by transactions permitted or contemplated by this Agreement; except in each case for such failures of representations and warranties to be true and correct (without regard to any materiality qualifications contained therein) which individually, or in the aggregate, have not had and would not be reasonably likely to result in a Sun Material Adverse Effect. Sun shall have performed and complied, in all material respects, with all its agreements and covenants contained in or contemplated by this Agreement to be performed or complied with by Sun before the Closing Date; and Sun shall have delivered to BSI a certificate, dated the Closing Date and signed by its chairman of the board or its president, and by its chief financial or accounting officer, and its secretary, to the effect that, to the best of such officer's knowledge, such conditions have been satisfied; provided however, BSI acknowledges that Sun has delivered to BSI, on or before the date of this Agreement, its business plan for the remainder of 1996 and for the first quarter of 1997 the (the "Sun Business Plan") and BSI agrees that if Sun achieves the results forecasted in the Sun Business Plan in all material respects, BSI will not assert that such financial results constitute a Sun Material Adverse Effect even though such financial results show a decline from the results of operations set forth in the financial statements dated September 30, 1996 delivered to BSI pursuant to the Agreement (it being acknowledged by the parties that the Sun Business Plan has not been delivered to BSI as of the date hereof and is subject to the approval of BSI in its sole discretion); provided further, the foregoing provisions shall not preclude BSI from asserting that a Sun Material Adverse Effect has occurred as a result of other occurrences which might constitute a Sun Material Adverse Effect.

               5.1.2. NO INJUNCTION. No injunction or restraining order shall be in effect in any court of competent jurisdiction which would restrain or prohibit the consummation of the merger contemplated hereby.

               5.1.3. OPINION OF SUN COUNSEL. BSI shall have received a favorable opinion, dated as of the Effective Date, from Graham & James, LLP/Riddell Williams P.S., counsel for Sun, in form and substance reasonably satisfactory to BSI, to the effect that (i) Sun has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Washington; (ii) all corporate proceedings required to be taken by or on the part of Sun to authorize the execution of this Agreement and the implementation of the merger contemplated hereby have been taken; (iii) the shares of Sun Common and Preferred Stock which are to be delivered in accordance with this Agreement will, when issued, be validly issued, fully paid and nonassessable outstanding securities of Sun; and (iv) this Agreement has been duly executed and delivered by, and is the legal, valid and binding obligation of Sun and is enforceable against Sun in accordance with its respective terms, except as enforceability may be limited by (a) equitable principles of general applicability or (b) bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws affecting the rights of creditors generally. Such opinion also shall cover such other matters incident to the transactions herein contemplated as BSI and its counsel may reasonably request. In rendering such opinion, such counsel may rely upon (i) certificates of public officials and of officers of Sun as to matters of fact and (ii) the opinion or opinions of other counsel, which opinions shall be reasonably satisfactory to BSI, as to matters other than federal or Washington law.

               5.1.4. TAX OPINION. BSI shall have received an opinion of Porter & Hedges, L.L.P., in form and substance satisfactory to BSI, dated the Effective Date, that BSI and holders of BSI Common Stock and BSI Preferred Stock (except to the extent any stockholders receive cash in lieu of fractional shares and except for payments to any dissenting stockholder) will recognize no gain or loss for federal income tax purposes as a result of consummation of the Merger.

               5.1.5. STOCKHOLDER APPROVAL. The approval of a requisite majority of the stockholders of Sun of the Merger contemplated by this Agreement shall have been obtained.

               5.1.6. HART-SCOTT-RODINO, ETC. All waiting periods required by HSR shall have expired with respect to the transactions contemplated by this Agreement, or early termination with respect thereto shall have been obtained without the imposition of any governmental request or order requiring the sale or disposition or holding separate (through a trust or otherwise) of particular assets or businesses of Sun, its affiliates or any component of BSI or other actions as a precondition to the expiration of any waiting period or the receipt of any necessary governmental approval or consent.

               5.1.7. LISTING OF SUN COMMON STOCK. The Nasdaq Stock Market shall have agreed that on the Effective Date it will list the shares of Sun Common Stock issuable at the Effective Date of this Agreement.

               5.1.8. CONSENT OF CERTAIN PARTIES IN PRIVITY WITH SUN. The holders of any material indebtedness of Sun, the lessors of any material property leased by Sun, and the other parties to any other material agreements (including those licensors listed in Section 5.1.8 of the Sun Disclosure Statement hereto) to which Sun is a party shall have, if required by the terms of the respective agreement, consented to the Merger contemplated hereby (which consents shall have been obtained without any material charge or expense imposed by the consenting party and without any material adverse amendments to any underlying agreements).

               5.1.9. RESIGNATIONS. All officers and directors of Sun shall have provided written resignations to BSI with respect to such positions.

               5.1.10. SUN DISSENTERS. The holders of not more than 1% of the issued and outstanding shares of Sun Common Stock (the "Sun Dissenting Shareholders") shall have delivered a written demand for appraisal of such shares in the manner provided in the WBCA.

               5.1.11. REGISTRATION STATEMENT EFFECTIVE. The Registration Statement shall have been declared effective by the Commission, the information contained therein shall be true and correct in all material respects, no stop order shall have been issued or proceedings instituted or threatened suspending the effectiveness of the Registration Statement and all approvals, consents, permits, licenses or qualifications from authorities administering the securities or "blue-sky" laws of any state having jurisdiction, required in the reasonable judgment of BSI for the consummation of the merger, shall have been obtained and shall be effective, and no such approval, consent, permit, license, or qualification shall contain any condition which in the judgment of BSI is unduly burdensome.

               5.1.12. FINANCING. BSI shall have obtained debt financing in an amount sufficient in its reasonable judgment for the consummation of the Merger.

               5.1.13. LOCK-UP AGREEMENT OF SEAFIRST. SeaFirst shall have executed a 180 day "Lock-up" agreement with respect to its shares of Sun Common Stock held at the Effective Date, such agreement to be in a form acceptable to BSI.

               5.1.14. ADDITIONAL MATTERS. Sun shall have provided to BSI such additional resolutions and certificates as may be reasonably required in connection with the consummation of the Merger.

        5.2. CONDITIONS PRECEDENT TO OBLIGATIONS OF SUN. The obligations of Sun to consummate and effect the Merger hereunder shall be subject to the satisfaction of the following conditions, or to the waiver thereof by Sun in the manner contemplated by Section 6.4 on or before the Closing Date:

               5.2.1. REPRESENTATIONS AND WARRANTIES OF BSI; PERFORMANCE OF OBLIGATIONS. The representations and warranties of BSI herein contained shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made at such date (except to the extent such representations and warranties speak only as of any other date, which need only be true and correct as of such other date), except as affected by transactions permitted or contemplated by this Agreement; except in each case for such failures of representations and warranties to be true and correct (without regard to any materiality qualifications contained therein) which individually, or in the aggregate, have not had and would not be reasonably likely to result in a BSI Material Adverse Effect. BSI shall have performed and complied, in all material respects, with all its agreements and covenants contained in or contemplated by this Agreement to be performed or complied with by BSI before the Closing Date; and BSI shall have delivered to Sun a certificate, dated the Closing Date and signed by its chairman of the board or its president, and by its chief financial or accounting officer, and its secretary, to the effect that, to the best of such officer's knowledge, such conditions have been satisfied.

               5.2.2. NO INJUNCTION. No injunction or restraining order shall be in effect in any court of competent jurisdiction which would restrain or prohibit the consummation of the merger contemplated hereby.

               5.2.3. OPINION OF BSI'S COUNSEL. Sun shall have received a favorable opinion, dated the Effective Date, from Porter & Hedges, L.L.P., counsel to BSI, in form and substance reasonably satisfactory to Sun, to the effect that (i) BSI has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware; (ii) all corporate or other proceedings required to be taken by or on the part of BSI to authorize the execution of this Agreement and the implementation of the merger contemplated hereby have been taken; and (iii) this Agreement has been duly executed and delivered by, and is the legal, valid and binding obligation of BSI and is enforceable against BSI in accordance with its terms, except as the enforceability may be limited by (a) equitable principles of general applicability or (b) bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws affecting the rights of creditors generally. Such opinion shall also cover such other matters incident to the transactions herein contemplated as Sun and its counsel may reasonably request. In rendering such opinion, such counsel may rely upon (i) certificates of public officials and of officers of BSI as to matters of fact and (ii) on the opinion or opinions of other counsel, which opinions shall be reasonably satisfactory to Sun, as to matters other than federal or Texas law.

               5.2.4. TAX OPINION. Sun shall have received an opinion of Graham & James LLP/Riddell Williams P.S. in form and substance satisfactory to Sun, dated the Effective Date, that Sun and holders of Sun Common Stock (except to the extent any stockholders receive the Cash Consideration or cash in lieu of fractional shares and except for payments to any dissenting shareholder) will recognize no gain or loss for federal income tax purposes as a result of consummation of the Merger.

               5.2.5. STOCKHOLDER APPROVAL. The approval of the requisite majority of the stockholders of BSI and Sun of the Merger contemplated by this Agreement shall have been obtained.

               5.2.6. HART-SCOTT-RODINO, ETC. All waiting periods required by HSR shall have expired with respect to the transactions contemplated by this Agreement, or early termination with respect thereto shall have been obtained without the imposition of any governmental request or order requiring the sale or disposition or holding separate (through a trust or otherwise) of particular assets or businesses of Sun, its affiliates or any component of BSI or other actions as a precondition to the expiration of any waiting period or the receipt of any necessary governmental approval or consent.

               5.2.7. FAIRNESS OPINION. Sun shall have received a favorable opinion from Rodman & Renshaw for inclusion in the Joint Proxy Statement/Prospectus as to the fairness, from a financial point of view, to the holders of Sun Common Stock (other than SeaFirst) of the consideration to be paid in the merger.

               5.2.8. CONSENT OF CERTAIN PARTIES IN PRIVITY WITH BSI. The holders of any material indebtedness of BSI, the lessors of any material property leased by BSI, and the other parties to any other material agreements (including those licensors listed on Section 5.2.8 of the BSI Disclosure Statement hereto) to which BSI is a party shall have, if required by the terms of the respective agreements, consented to the Merger contemplated hereby (which consents shall have been obtained without any material charge or expense imposed by the consenting party and without any material adverse amendments to any underlying agreements).

               5.2.9. REGISTRATION STATEMENT EFFECTIVE. The Registration Statement shall have been declared effective by the Commission, the information contained therein shall be true and correct in all material respects, no stop order shall have been issued or proceedings instituted or threatened suspending the effectiveness of the Registration Statement or, in the reasonable opinion of Sun's counsel, the issuance of the Sun Common Stock and Sun Preferred Stock to the BSI stockholders shall be exempt from registration under federal securities laws.

               5.2.10. BSI DISSENTERS. The holders of not more than 1% of the issued and outstanding BSI Common Stock and BSI Preferred Stock shall have dissented with respect to the Merger as provided in the DGCL.

               5.2.11. EQUITY INVESTMENT. BSI shall have obtained the equity investment as contemplated by Section 2.1.3(b) hereof.

               5.2.12. ADDITIONAL MATTERS. BSI shall have provided to Sun such additional resolutions and certificates as may be reasonably required in connection with the consummation of the merger.

        5.3. ADDITIONAL CONDITION PRECEDENT. The obligations of BSI and Sun to consummate and effect the Merger also shall be subject to the condition that BSI shall have secured, on or prior to the earlier to occur of the mailing of the Joint Proxy Statement/Prospectus or January 15, 1997 (the "Financing Termination Date"), a commitment letter in customary form (the "Commitment") for debt financing in addition to that already in place of not less than $5,000,000 for purposes of the consummation of the Merger. The Commitment shall be from a lender reasonably acceptable to Sun. BSI shall deliver a copy of the Commitment to Sun on or prior to the Financing Termination Date. In the event that BSI has not secured the Commitment and delivered a copy of the same to Sun on or prior to the Financing Termination Date, BSI or Sun each shall be entitled to terminate this Agreement at any time thereafter upon written notice to the other in the manner provided for in Article VI of this Agreement.

                                   ARTICLE VI

                           TERMINATION AND ABANDONMENT


        6.1. TERMINATION. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated hereby abandoned at any time (whether before or after the approval and adoption thereof by the stockholders of BSI or Sun contemplated by this Agreement) before the Effective Date:

               6.1.1. BY MUTUAL CONSENT. By mutual written consent of Sun and
        BSI.

               6.1.2. BY SUN BECAUSE OF CONDITIONS PRECEDENT. By Sun, if any condition set forth in Paragraph 5.2 hereof has not been met and has not been waived prior to the Effective Date; provided however, that prior to any termination of this Agreement by Sun on the basis that BSI has not met the conditions of Section 5.2.1, Sun shall first provide written notice to BSI, of (i) any breaches of the representations and warranties of BSI made herein as of the date hereof which breaches, individually or in the aggregate, have had, would or would be reasonably likely to result in a BSI Material Adverse Effect, and BSI shall have 20 days to remedy such breaches after receipt by BSI of notice in writing from Sun, specifying the nature of such breaches and requesting that they be remedied, or (ii) any failure to perform and comply with in all material respects its agreements and covenants hereunder, and BSI shall have 20 days to perform such agreement or covenants after receipt by BSI of notice in writing from Sun, specifying the nature of such failure and requesting that it be remedied.

               6.1.3. BY BSI BECAUSE OF CONDITIONS PRECEDENT. By BSI, if any condition set forth in Paragraph 5.1 hereof has not been met and has not been waived prior to the Effective Date; provided however, that prior to any termination of this Agreement by BSI on the basis that Sun has not met the conditions of Section 5.1.1, BSI shall first provide written notice to Sun, of (i) any breaches of the representations and warranties of Sun made herein as of the date hereof which breaches, individually or in the aggregate, have had, would or would be reasonably likely to result in a Sun Material Adverse Effect, and Sun shall have 20 days to remedy such breaches after receipt by Sun of notice in writing from BSI, specifying the nature of such breaches and requesting that they be remedied, or (ii) any failure to perform and comply with in all material respects its agreements and covenants hereunder, and Sun shall have 20 days to perform such agreement or covenants after receipt by Sun of notice in writing from BSI, specifying the nature of such failure and requesting that it be remedied.

               6.1.4. BY SUN OR BSI IF MERGER NOT EFFECTIVE BY APRIL 30, 1997. By either Sun or BSI, if the Merger shall not have become effective on or before April 30, 1997; provided, such date shall be extended for up to 60 additional days in order (a) to satisfy the requirements of the Commission (or any condition to Closing related to the requirements of the Commission), (b) to obtain clearance under HSR or (c) to obtain relief from any injunction or restraining order prohibiting consummation of the merger; provided, further, that a party in default or in breach of its obligations or agreements under this Agreement shall have no right to terminate the Agreement under this Section 6.1.4.

               6.1.5. BY BSI UNDER SECTION 4.7. By BSI under the provisions of
        Section 4.7 hereof.

               6.1.6. BY BSI OR SUN UNDER SECTION 5.3. By BSI or Sun under the provisions of Section 5.3 hereof.

               6.1.7. BY SUN OR BSI BECAUSE OF ALTERNATE BUSINESS COMBINATION.

               (a) by Sun, upon two days' prior notice to BSI, if, as a result of a tender offer by a party other than BSI or any of its affiliates or any written offer or proposal with respect to a merger, sale of a material portion of its assets or other business combination (each, a "Business Combination") by a party other than BSI or any of its affiliates, the Board of Directors of Sun determines in good faith that the fiduciary obligations of such directors under applicable law require that such tender offer or other written offer or proposal be accepted; PROVIDED, HOWEVER, that (i) the Board of Directors of Sun shall have been advised in writing by outside counsel that notwithstanding a binding commitment to consummate an agreement of the nature of this Agreement entered into in the proper exercise of their applicable fiduciary duties, and notwithstanding all concessions which may be offered by BSI in negotiations entered into pursuant to clause (ii) below, such fiduciary duties would also require the directors to reconsider such commitment as a result of such tender offer or other written offer or proposal; and (ii) prior to any such termination, Sun shall, and shall cause its respective financial and legal advisors to, negotiate with BSI to make such adjustments in the terms and conditions of this Agreement as would enable Sun to proceed with the transactions contemplated herein; PROVIDED FURTHER, that BSI and Sun acknowledge and affirm that, notwithstanding anything in this Section 6.1.7(a) to the contrary, BSI and Sun intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of an offer or proposal for a Business Combination, it being acknowledged and agreed that any such offer or proposal would interfere with the strategic advantages and benefits that BSI and Sun expect to derive from the Merger and other transactions contemplated hereby;

               (b) by BSI, upon two days' prior notice to Sun, if, as a result of a tender offer by a party other than Sun or any of its affiliates or any written offer or proposal with respect to a Business Combination by a party other than Sun or any of its affiliates, the Board of Directors of BSI determines in good faith that the fiduciary obligations of such directors under applicable law require that such tender offer or other written offer or proposal be accepted; PROVIDED, HOWEVER, that (i) the Board of Directors of BSI shall have been advised in writing by outside counsel that notwithstanding a binding commitment to consummate an agreement of the nature of this Agreement entered into in the proper exercise of their applicable fiduciary duties and notwithstanding all concessions which may be offered by Sun in negotiations entered into pursuant to clause (ii) below, such fiduciary duties would also require the directors to reconsider such commitment as a result of such tender offer or other written offer or proposal; and (ii) prior to any such termination, BSI shall, and shall cause its respective financial and legal advisors to, negotiate with Sun to make such adjustments in the terms and conditions of this Agreement as would enable BSI to proceed with the transactions contemplated herein; provided, further, that Sun and BSI acknowledge and affirm that, notwithstanding anything in this
        Section 6.1.7(b) to the contrary, Sun and BSI intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of an offer or proposal for a Business Combination, it being acknowledged and agreed that any such offer or proposal would interfere with the strategic advantages and benefits that Sun and BSI expect to derive from the Merger and other transactions contemplated hereby;

        6.2. TERMINATION BY BOARD OF DIRECTORS. An election of Sun or BSI to terminate this Agreement and abandon the merger as provided in Paragraph 6.1 shall be exercised by such party's board of directors.

        6.3. EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to and in accordance with the provisions of Paragraph 6.1 hereof, this Agreement shall become void and have no effect and there shall be no liability on the part of either BSI or Sun or their respective officers or directors hereunder, except as provided in Section 6.5 and except that (i) Sections 4.7, 6.5 and the agreement contained in the last sentence of
Section 4.1.5 shall survive any such termination and (ii) no such termination shall relieve any party from liability for breach of any representation, warranty or agreement contained herein; PROVIDED, HOWEVER, that no party hereto shall waive any term or condition hereof, unless in the judgment of the board of directors taking the action, such waiver will not have a materially adverse effect on the benefits intended under this Agreement to the stockholders of its corporation.

        6.4. WAIVER OF CONDITIONS. Subject to the requirements of any applicable law, any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefit thereof, by action taken by its board of directors, the executive committee of its board of directors, or its chief executive officer.

        6.5. EXPENSE ON TERMINATION. If the merger contemplated hereby is terminated pursuant to and in accordance with the provisions of Paragraph 6.1 hereof, all expenses will be paid by the party incurring them, PROVIDED, HOWEVER, (i) that if either Sun or BSI terminates this Agreement as a result of a breach of or default in the other party's obligations hereunder, then the party that so breached or defaulted hereunder shall pay all of the other party's documented costs and expenses, including legal, accounting and financial advisory fees and expenses, incurred in connection with the negotiation and implementation of this Agreement (and if Sun is the terminating party, BSI shall reimburse Sun for 50% of the filing fee and printing costs associated with the Joint Proxy Statement/Prospectus), (ii) that if Sun or BSI, respectively, terminates this Agreement pursuant to Section 6.1.7(a) or 6.1.7(b), respectively, the terminating party shall pay the other party the sum of $750,000 (which amount shall be deemed to constitute full payment of such parties' fees and expenses incurred in connection with the negotiation and implementation of this Agreement) and (iii) if BSI terminates the agreement because the condition precedent contained in Section 5.1.12 (Financing) has not been satisfied prior to the Closing Date (so long as the Commitment has been received not later than the Financing Termination Date), BSI shall pay Sun's documented costs and expenses, including legal, accounting and financial advisory fees and expenses. In addition to the foregoing provisions, if BSI terminates this Agreement pursuant to Section 5.1.2, upon such termination Sun shall issue to BSI a warrant (the "Warrant") to purchase 1,500,000 shares of Sun Common Stock (as adjusted to reflect any changes in the capital structure of Sun) at an exercise price equal to the average closing price for 20 trading days prior to issuance. The Warrant shall be exercisable for a period of ten years after the date of issuance, shall contain customary anti-dilution and "cheap stock" protection and shall contain a "cashless exercise" provision. BSI and Sun shall mutually agree on the form of such warrant within 15 days of the date hereof.

                                   ARTICLE VII

                              ADDITIONAL AGREEMENTS

        7.1.   DIRECTORS' AND OFFICERS' INDEMNIFICATION.

               (a) INDEMNIFICATION. To the extent, if any, not provided by an existing right under one of the parties' directors and officers liability insurance policies, from and after the Effective Date, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Date, a director, officer or employee of the parties hereto or any subsidiary thereof (each an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorneys' fees and expenses), claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Date and whether asserted or claimed prior to, at or after the Effective Date) that are in whole or in part (i) based on, or arising out of the fact that such person is or was a director, officer or employee of such party or a subsidiary of such party or (ii) based on, arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such loss, expense, claim, damage or liability (whether or not arising before the Effective Date), (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, in either case to the extent not prohibited by the WBCA (or the law of jurisdiction of incorporation of the Surviving Corporation) and upon receipt of any affirmation and undertaking required by the WBCA (or the law of jurisdiction of incorporation of the Surviving Corporation), (ii) the Surviving Corporation will cooperate in the defense of any such matter and (iii) any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Washington law (or the law of jurisdiction of incorporation of the Surviving Corporation) and the Surviving Corporation's Restated Articles of Incorporation or Bylaws shall be made by independent counsel mutually acceptable to the Surviving Corporation and the Indemnified Party; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). The Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent, there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of any two or more Indemnified Parties.

               (b) INSURANCE. For a period of four years after the Effective Date, the Surviving Corporation shall cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by BSI and Sun for the benefit of those persons who are covered by such policies at the Effective Date (or the Surviving Corporation may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained annually at a cost to the Surviving Corporation not greater than $50,000; provided that if such insurance cannot be so maintained or obtained at such cost, the Surviving Corporation shall maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to $50,000 annually.

               (c) SUCCESSORS. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.1.

               (d) SURVIVAL OF INDEMNIFICATION. To the fullest extent permitted by law, from and after the Effective Date, all rights to indemnification now existing in favor of the employees, agents, directors or officers of BSI, Sun and their respective subsidiaries with respect to their activities as such prior to the Effective Date, as provided in their respective Articles of or Certificate of Incorporation or Bylaws, in effect on the date thereof or otherwise in effect on the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Date.

               (e) BENEFIT. The provisions of this Section 7.1 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

        7.2. UNDERTAKING TO FILE REPORTS AND COOPERATE IN RULE 144 AND RULE 145 TRANSACTIONS; RULE 14 AFFILIATES.

               (a) For as long as any stockholders of BSI who are subject to Rule 144 or Rule 145 of the Securities Act continue to hold the shares of Sun Common Stock issued pursuant to the terms hereof, Sun will use reasonable commercial efforts to timely file all annual, quarterly and other reports required to be filed by it under Section 13 or 15(d) of the Exchange Act and the rules and regulations of the Commission thereunder, as amended from time to time. If any such stockholder proposes to sell any Sun Common Stock pursuant to Rule 144 and 145, Sun shall cooperate with such stockholders so as to enable such sales to be made in accordance with applicable laws, rules and regulations, the requirements of Sun's transfer agent, and the reasonable requirements of the broker through which the sales are proposed to be executed. Without limiting the generality of the foregoing, Sun shall, upon request, furnish with respect to each such sale (i) a written statement certifying that Sun has complied with the public information requirements of Rule 144 and 145 and (ii) an opinion of Sun's counsel regarding such matters as Sun's transfer agent or such stockholder's broker may reasonably desire to confirm.


               (b) BSI shall identify in a letter to Sun all persons who will be, at the Closing Date, "affiliates" of BSI, as such term is used in Rule 145 under the Securities Act. BSI shall use all reasonable efforts to cause its affiliates to deliver to Sun on or prior to the Closing Date a written agreement substantially in the form attached as Appendix V (each, an "Affiliate Agreement"). If any affiliate refuses to provide such a written agreement, Sun shall, in lieu of receipt of such written agreement, be entitled to place appropriate legends on the certificates evidencing the Sun Common Stock to be received by such affiliate pursuant to the terms of this Agreement, and to issue appropriate stock transfer instructions to the transfer agent for Sun Common Stock, to the effect that the shares of Sun Common Stock received or to be received by such affiliate pursuant to the terms of this Agreement may only be sold, transferred or otherwise conveyed, and the holder thereof may only reduce his interest in or risks relating to such shares of Sun Common Stock, pursuant to an effective registration statement under the Securities Act, in compliance with Rule 145, as amended from time to time, or in a transaction which, in the opinion of legal counsel satisfactory to the Sun, is exempt from the registration requirements of the Securities Act. The foregoing restrictions on the transferability of Sun Common Stock shall apply to all purported sales, transfers and other conveyances of the shares of Sun Common Stock received or to be received by such affiliate pursuant to this Agreement and to all purported reductions in the interest in or risks relating to such shares of Sun Common Stock, whether or not such affiliate has exchanged the certificates previously evidencing such affiliates' shares of BSI Common Stock for certificates evidencing the shares of Sun Common Stock into which such shares were converted. The Joint Proxy Statement/Prospectus and the Registration Statement shall disclose the foregoing in a reasonably prominent manner.

        7.3. BSI OPTIONS AND WARRANTS. As of the Effective Date, each of the then outstanding options and warrants to purchase BSI Common Stock will and without further action on the part of the holder thereof be exchanged for an option or warrant, as the case may be, to purchase that number of shares of Sun Common Stock determined by multiplying the number of shares of BSI Common Stock subject to such BSI option or warrant at the Effective Date, times the applicable exchange rate for the BSI Common Stock set forth in Article I hereof, and the exercise price thereof shall adjust in accordance with the terms and provisions of such option or warrant. If the foregoing calculation results in an exchanged BSI option or warrant being exercisable for a fraction of a share of Sun Common Stock, then the number of shares of Sun Common Stock subject to such option or warrant will be rounded down to the nearest whole number of shares, and the total exercise price for the option or warrant will be reduced by the exercise price of the fractional share. The term, exerciseability, vesting schedule and all other terms and conditions of the BSI options or warrants will otherwise be unchanged by the provisions of this paragraph and shall operate in accordance with their terms. All shares of Sun Common Stock issued upon exercise of any BSI employee stock options shall be registered under an effective form S-8 Registration Statement filed with the Commission.

        7.4. WARN ACT ISSUES. Prior to the Effective Date, Sun shall be responsible for providing and discharging any and all notifications, benefits and liabilities to Sun employees, former employees and government agencies required by the Worker Adjustment and Retraining Notification Act of 1988 ("WARN Act") or any other applicable law including any requirements that may be imposed as a result of the transactions contemplated by this Agreement. Sun shall provide to BSI copies of all such notifications provided under the WARN Act or similar laws or regulations.

                                  ARTICLE VIII

                                  MISCELLANEOUS


        8.1. ENTIRETY. This Agreement and the agreements to be entered into in connection herewith embody the entire agreement between the parties with respect to the subject matter hereof, and all prior agreements between the parties with respect thereto are hereby superseded in their entirety.

        8.2. COUNTERPARTS. Any number of counterparts of this Agreement may be executed and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument.

        8.3. NOTICES AND WAIVERS. Any notice or waiver to be given to any party hereto shall be in writing and shall be delivered by courier, sent by facsimile transmission or first class registered or certified mail, postage prepaid.


                                           IF TO BSI


Addressed to:                                   With a copy to:
BSI Holdings, Inc.                              Porter & Hedges, L.L.P.
3860 Virginia Avenue                            700 Louisiana, 35th Floor
Cincinnati, Ohio 45243                          Houston, Texas 77210-4744
Attention: President                            Attention: Richard L. Wynne
Facsimile: (513) 272-2812                       Facsimile:  (713) 228-1331

                                           IF TO SUN


Addressed to:                                   With a copy to:
                                                Graham & James LLP/Riddell
                                                   Williams P.S.
Sun Sportswear, Inc.                            1001 Fourth Avenue Plaza
6520 South 190th Street                         Suite 4500
Kent, Washington 98032                          Seattle, Washington 98154-1065
Attention: President                            Attention: Marion V. Larson
Facsimile:  (206) 251-3565                      Facsimile:  (206) 389-1708

        Any communication so addressed and mailed by first-class registered or certified mail, postage prepaid, shall be deemed to be received on the third business day after so mailed, and if delivered by courier or facsimile to such address, upon delivery during normal business hours on any business day.

        8.4. TERMINATION OF REPRESENTATIONS, WARRANTIES, ETC. The respective representations and warranties contained in Articles II and III shall expire with, and be terminated and extinguished by, the merger pursuant to this Agreement at the time of the consummation thereof on the Effective Date. This Paragraph 8.4 shall have no effect upon any other right or obligation of the parties in connection with this Agreement or otherwise, whether to be exercised or performed before or after the Effective Date.

        8.5. TABLE OF CONTENTS AND CAPTIONS. The table of contents and captions contained in this Agreement are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of any article, section, or paragraph hereof.

        8.6. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

        8.7. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

        8.8. APPLICABLE LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware (except to the extent that the form and content of the Articles of Merger and the consequences of the filing thereof shall be governed by the WBCA).

        8.9. PUBLIC ANNOUNCEMENTS. The parties agree that before the Effective Date that they shall consult with each other before the making of any public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby, and to obtain the prior approval of the other party as to the content of such announcement, which approval shall not be unreasonably withheld. However, the foregoing shall not apply to any announcement or written statement which, upon the written advice of counsel, is required by law or the National Association at Securities Dealers (the "NASD") to be made, except that the party required to make such announcement shall, whenever practicable, consult with and solicit prior approval from such other party concerning the timing and content of such legally required announcement or statement before it is made.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed in their respective corporate names by their respective duly authorized representatives, all as of the day and year first above written.

                               BSI HOLDINGS, INC.

                               By: /s/ RANDALL B. HALE
                                       Randall B. Hale, Chairman of the Board

                               SUN SPORTSWEAR, INC.

                               By: /s/ WILLIAM S. WILEY
                                       William S. Wiley, President

                FIRST AMENDMENT TO PLAN AND AGREEMENT OF MERGER

     THIS FIRST AMENDMENT ("First Amendment") dated December 13, 1996, to Plan and Agreement of Merger is between Sun Sportswear Inc., a Washington corporation ("Sun"), and BSI Holdings, Inc., a Delaware corporation ("BSI"). All capitalized terms used but not defined herein shall have the meaning set forth in the Plan and Agreement of Merger dated as of November 13, 1996 (the "Merger Agreement") between Sun and BSI.

     WHEREAS, Sun and BSI desire to amend the Merger Agreement.

     NOW, THEREFORE, for and in consideration of the premises, and the mutual and dependent promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. The second recital on page 1 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

          WHEREAS, immediately subsequent to the consummation of the merger contemplated herein, it is intended that the Surviving Corporation will merger into a Delaware corporation which is a wholly-owned subsidiary of the Surviving Corporation ("Sun Delaware"), on the terms set forth in Appendix I hereto, which shall include the conversion of each outstanding share of Surviving Corporation common stock into 0.2 of a share of Sun Delaware common stock (the "Reincorporation").

     2. Section 1.6.1 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

          1.6.1 SUN BYLAWS SURVIVE. Effective as of the Effective Date, the bylaws of Sun as in effect immediately prior to the Effective Date shall be the bylaws of the Surviving Corporation until altered, amended, or repealed, or until new bylaws shall be adopted in accordance with the provisions of law, the Restated Articles of Incorporation and the bylaws.

     3. Section 1.7.1 of the Merger is hereby amended to add F. Clayton Chamber, 3860 Virginia Avenue, Cincinnati, Ohio 45227, as a member of the board of directors of the Surviving Corporation as of the Effective Date.

     4. Section 1.9.3(a) of the Merger Agreement is hereby amended to reduce the conversion rate set forth therein from 40.2 shares of Sun Common Stock to
37.912252 shares of Sun Common stock to account for certain changes in the capitalization of BSI to be effected prior to the Effective Date.

     In addition, Section 1.9.3(b) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

          (b) On the Effective Date, each issued and outstanding share of BSI Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, if any, and any other series of preferred stock (collectively, the "BSI Preferred Stock"), other than BSI Dissenting Preferred Shares (as defined in Section 1.11.2) and the shares cancelled pursuant to Section 1.9.2, without any action on the part of the holders thereof, shall automatically become and converted into the right to receive one fully paid and nonassessable share of issued and outstanding Sun Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock and any another series of preferred stock (collectively, the "Sun Preferred Stock"), respectively. All shares of Sun Preferred Stock so issued shall have substantially the same rights and preferences as the respective series of outstanding BSI Preferred Stock as of the Effective Date. Upon such conversion, all such shares of BSI Preferred Stock shall be cancelled and cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Sun Preferred Stock to be issued in consideration therefor upon the surrender of such certificate in accordance with Section 1.9.4.2.

     5. Section 1.9.4.1 of the merger Agreement is hereby deleted and replaced in their entirety with the following:

          1.9.4.1 DEPOSIT WITH EXCHANGE AGENT. As soon as practical after the Effective Date, the Surviving Corporation shall deposit with a bank or trust company mutually agreeable to BSI and Sun (the "Exchange Agent") certificates representing shares of Sun Common Stock and Sun Preferred Stock, (or certificates representing common stock and preferred stock of Sun Delaware in the event the Reincorporation is consummated) required to effect the exchanges completed hereby, together with cash payable in respect of fractional shares.

     6. The first sentence of Section 1.9.4.2 is hereby deleted and replaced in its entirety with the following:

          As soon as practicable after the Effective Date, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of BSI Common Stock or BSI Preferred Stock (the "Certificates") that were converted (the "Converted Shares") into the right to receive shares of Sun Common Stock or Sun Preferred Stock, as applicable, or common stock or preferred stock of Sun Delaware if the Reincorporation is consummated (together, the "Sun Shares"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Sun Shares.

     7. Section 1.10.2 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

          1.10.2  CONVERSION OF SUN COMMON STOCK HELD BY ELECTION RIGHT
     HOLDERS. On the Effective Date, each holder of an outstanding certificate or certificates representing shares of Sun Common Stock (other than Bank of America NW, N.A., doing business as Seafirst Bank ("Seafirst") and Sun Dissenting Common Shares, as hereinafter defined) shall have 50% of the shares held by such holder converted into the right to receive $2.20 in cash (the "Cash Consideration") for each share of Sun Common Stock so converted in accordance with this section; provided, however, the holders of Sun Common Stock on the Record Date (other than Seafirst) (collectively, the "Election Right Holders") shall have the right to elect to retain all shares of Sun Common Stock held by them on the Record Date (and not have 50% of such shares converted) in accordance with Section 1.10.3 hereof.

     8. Section 1.10.3 is hereby deleted and replaced in its entirety with the following:

          Elections to retain shares of Sun Common Stock must be made as to all, but not less than all, of the shares of Sun Common Stock held by an Election Right Holder as of the Record Date on a form to be mutually agreed upon by Sun and BSI (a "Form of Election") to be provided for that purpose to holders of record of Sun Common Stock who are Election Right Holders. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent at its designated office by 5:00 p.m. not later than 2 business days prior to the Sun Special Meeting Date (the "Election Deadline") and be accompanied by a certificate representing the Sun Common Stock, duly executed for transfer, or appropriate guarantee of delivery. Neither Sun nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. A holder of shares of Sun Common Stock that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a non-election (a "Non-Election"). All shares of Sun Common Stock which are subject to a Non-Election ("Non-Election Shares") shall be converted as set forth in Section 1.10.2 hereof.

     9.  Section 1.10.4 of the Merger Agreement is hereby deleted.

     10. The first sentence of Section 1.10.5 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

          On the Effective Date, except as provided below, 48.28% of all shares of Sun Common Stock held by Seafirst shall be converted into the right to receive consideration of $2.20 for each share of Sun Common Stock so converted, consisting of $1.3824 in cash and $.8176 in the form of a subordinated note (the "Subordinated Note") which BSI shall cause to be issued by Brazos Sportswear, Inc., a Texas corporation which shall be a subsidiary of the Surviving Corporation, substantially in the form attached hereto as Appendix IV; provided, however, to the extent that the Election Right Holders elect to retain Sun Common Stock, for each such share so retained, on the Effective Date Seafirst shall have an additional share of Sun Common Stock converted into cash in the amount of $2.20 per share.

     11. Section 4.3.3 of the Merger Agreement is hereby amended to increase BSI's allowable commitments for capital expenditures from $100,000 to $500,000.

     12. Section 7.1(b) of the Merger Agreement is hereby amended to delete the reference to BSI with respect to the Surviving Corporation's obligation to maintain directors' and officers' liability insurance policies since BSI does not have, nor will it have prior to the Effective Date, any such policies.

     13. Except as amended by this First Amendment, the Merger Agreement remains in full force and effect.

     EXECUTED THIS 12th day of December, 1996.

                                          SUN SPORTSWEAR, INC.
                                          By: __________________________________
                                          Name: ________________________________
                                          Title: _______________________________

                                          BSI HOLDINGS, INC.
                                          By: __________________________________
                                          Name: ________________________________
                                          Title: _______________________________

                                                                      APPENDIX B

                                 January , 1997

Board of Directors
Sun Sportswear, Inc.
6520 South 190th Street
Kent, Washington 98032

Gentlemen:

     We understand that Sun Sportswear, Inc., a Washington corporation ("Sun" or the "Company"), has entered into an Agreement and Plan of Merger (the
"Merger Agreement") with BSI Holdings, Inc., a Delaware corporation ("BSI"), relating to the proposed merger of Sun with BSI (the "Merger") pursuant to which, among other things: (a) BSI will be merged into Sun, with Sun being the surviving corporation; (b) upon closing of the Merger, all shares of BSI will be converted into shares of Sun Common Stock ("Company Common Stock") representing approximately 88% of the outstanding shares of Company Common Stock, on a fully diluted basis; (c) each holder of Company Common Stock, except for Seafirst Bank, (such holders, the "Minority Shareholders"), will receive cash consideration in the amount of $2.20 per share of Company Common Stock for 50% of their shares of Company Common Stock and retain the remaining 50% of their Company Common Stock (the "Standard Consideration"), subject to the right to retain 100% of their shares of Company Common Stock and forego the cash consideration (the "Alternate Consideration", and together with Standard Consideration, the "Merger Consideration"); (d) Seafirst Bank, the owner of
3.8 million shares or 66.1% of the outstanding Company Common Stock, will receive consideration in the form of cash and a convertible promissory note in exchange for 48.3% of its shares of Company Common Stock (cash in an amount equal to the number of shares equal to 48.3% of its total holdings of Company Common Stock times $2.20 less $1.5 million together with a $1.5 million subordinated convertible promissory note); and (e) Seafirst Bank will retain its remaining shares of Company Common Stock, subject to the right to exchange additional shares of Company Common Stock which it holds for cash in the amount of $2.20 per share to the extent that Minority Shareholders retain 100% of their shares of Company Common Stock and forego the cash consideration.

     The Merger is expected to be considered by the shareholders of the Company at a special meeting of shareholders and to be consummated on or shortly after the date of such meeting.

     You have asked for our opinion, as investment bankers, as to whether the Merger Consideration is fair to the Minority Shareholders from a financial point of view.

     Rodman & Renshaw, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have performed certain financial advisory services for the Board of Directors of the Company and are presenting our opinion to the Board of Directors of Sun in connection with the Merger and have received compensation for these services and will receive additional compensation upon delivery of this opinion.

     In arriving at the opinion set forth below, with respect to Sun, Rodman has, among other things: (a) reviewed, from a financial point of view, the Merger Agreement, as amended and the Appendices thereto; (b) reviewed Sun's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1993 through 1995 and its interim reports on Form 10-Q and 8-K filed since December 31, 1993; (c) reviewed financial and operating data relating to Sun's business and prospects, including financial forecasts; (d) discussed financial information (both historical and forecast) and the business and prospects of Sun with the management of Sun; (c) reviewed the reported historical and recent market prices and trading volumes of the Sun Common Stock;
(f) compared the financial, operating and stock price performance of Sun with certain other companies deemed comparable; and (g) reviewed the financial terms to the extent publicly available, of certain other acquisition transactions deemed comparable. With respect to BSI, Rodman has, among other things: (a) reviewed BSI's financial statements for the fiscal years ended December 31, 1994 and 1995 and for the interim period through September 30, 1996; (b) reviewed certain financial and operating data relating to BSI's business and prospects, including financial forecasts; (c) compared the financial and operating performance of BSI with publicly available information concerning other companies deemed comparable, and (d) discussed financial information (both historical and forecast) and the business and prospects of BSI with the management of BSI. Rodman also took into account its assessment of the economic, market and financial conditions generally and within the industry in which the Company and BSI are engaged.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by Sun and BSI or obtained by us from other sources, and we have relied upon the representations of the respective managements of Sun and BSI that they are unaware of any information or facts that would make the information provided to us incomplete or misleading. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of Sun or BSI or been furnished with any such appraisals. With respect to the financial forecasts with regard to each of Sun and BSI which we have reviewed, we have relied on the representations of the respective managements of Sun and BSI that such available forecasts are reasonable and that: (a) as to the respective forecasts, they are unaware of any facts that would make such information incomplete, or misleading; and (b) there have been no material adverse developments in the business (financial or otherwise) or prospects of Sun or BSI, since September 30, 1996.

     Our opinion is necessarily based on economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion which may come or be brought to our attention after the date of this opinion. In the performance of our financial advisory services, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Sun or any of its assets. No other limitations were imposed upon us by Sun with respect to the investigations to be made or procedures to be followed by us in rendering our opinion.

     The opinion expressed herein does not constitute a recommendation as to any action the Board of Directors or any shareholder of Sun should take in connection with the Merger. We have expressed no opinion as to the value of Company Common Stock upon consummation of the Merger, or the prices at which such securities may trade at any time. Further, we express no opinion herein as to the structure, terms or effect of any other aspect of the Merger, including, without limitation, the tax consequences thereof.

     It is understood that this letter is for the information of the Board of Directors of Sun in connection with its evaluation of the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration to the Minority Shareholders and for inclusion in the Joint Proxy
Statement / Registration Statement of Sun and BSI relating to the Merger. Without limiting the foregoing, in rendering this opinion, we have not been engaged to act as an agent or fiduciary for holders of Company Common Stock or any other third party.

     Based on and subject to the foregoing, we are of the opinion that the Merger Consideration is fair to the Minority Shareholders from a financial point of view.

                                         Very truly yours,

                                         RODMAN & RENSHAW, INC.

                                         By:  __________________________________
                                              Julia S. Heckman
                                              Managing Director

                                                                      APPENDIX C

                      WASHINGTON BUSINESS CORPORATION ACT
                                CHAPTER 23B.13.
                               DISSENTERS' RIGHTS
                     CURRENT THROUGH END OF 1996 REG. SESS.

     23B.13.010.  Definitions -- As used in this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

     23B.13.020. Right to Dissent. -- (1) A shareholder is entitled to dissent from, and obtain fair value of the shareholder's shares in the event of, any of the following corporate actions:

     (a)  Consummation of a plan of merger to which the corporation is a party
(i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

     (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

     (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

     (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

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
     (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

     (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events.

     (a)  The proposed corporate action is abandoned or rescinded;

     (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

     (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

     23B.13.030 Dissent of Nominees and Beneficial Owners. -- (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

     (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

     (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

     23B.13.200. Notice of dissenters' rights -- (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after [the] effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.

     23B.13.210. Notice of intent to demand payment -- (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

     23B.13.220 Dissenters' notice -- (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

     (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:

     (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

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     (b)  Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

     (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

     (e)  Be accompanied by a copy of this chapter.

     23B.13.230. Duty to Demand Payment. -- (1) A shareholder sent a dissenters' notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

     (2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

     (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

     23B.13.240. Share restrictions. -- (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

     (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

     23B.13.250. Payment. -- (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

     (2)  The payment must be accompanied by:

     (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholder's equity for that year, and the latest available interim financial statements, if any;

     (b) An explanation of how the corporation estimated the fair value of the shares;

     (c)  An explanation of how the interest was calculated;

     (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

     (e)  A copy of this chapter.

     23B.13.260. Failure to take action -- (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

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     23B.13.270.  After-acquired shares -- (1)  A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

     23B.13.280. Procedure if shareholder dissatisfied with payment or offer -- (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

     (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

     (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

     (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

     23B.13.300. Court action. -- (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

     (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (6)  Each dissenter made a party to the proceeding is entitled to judgment
(a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

     23B.13.310. Court costs and counsel fees. -- (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

     (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.12.280; or

     (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                                                      APPENDIX D

                                 DELAWARE CODE
                             TITLE 8. CORPORATIONS
                       CHAPTER 1. GENERAL CORPORATION LAW
                     SUBCHAPTER IX. MERGER OR CONSOLIDATION
              CURRENT THROUGH THE END OF THE 1995 SPECIAL SESSION

SEC. 262.  APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sec. 251, Sec. 252, Sec. 254, Sec. 257, Sec. 258, Sec. 263 or Sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsections (f) or (g) of Sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Secs. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Sec. 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Amended by 69 L.1993, ch. 262, Secs. 1 to 9, eff. July 1, 1994; 70 L.1995, ch.
79, Sec. 16, eff. July 1, 1995.

                                                                      APPENDIX E

                          CERTIFICATE OF DESIGNATION
                                      OF
                             SUN SPORTSWEAR, INC.

      A. RESOLVED, that pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, there shall be established and authorized for issuance a series of the Corporation's Preferred Stock, $.01 par value per share, designated "Series A-1 Preferred Stock" (herein referred to as "Series A-1 Preferred Stock"), consisting of Six Hundred Fifty Thousand (650,000) shares, each of the par value of $.01 per share, and having the voting powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions set forth below:

      1. DEFINITIONS. For purposes hereof, the following terms shall have the following definitions or shall be subject to the following rules of construction:

                  (a) "Board of Directors" means the Board of Directors of the Corporation.

                  (b) "Common Stock" means shares of the Corporation's Common Stock, no par value per share.

                  (c) "Major Transaction" means a single transaction or a series of transactions having the effect of (i) the sale, transfer, lease or conveyance of all or substantially all of the properties and assets of the Corporation to any other corporation or corporations or other person or persons (other than a subsidiary of the Corporation), (ii) the sale, transfer or conveyance (other than in a merger or consolidation of the Corporation) of all or substantially all of the issued and outstanding voting securities of the Corporation to any other corporation or corporations or other person or persons or (iii) the merger or consolidation of the Corporation with or into any other corporation or corporations or entity or entities in which the Corporation is not the sole surviving corporation or continuing corporation, other than a consolidation or merger in which the holders of shares of the Common Stock immediately preceding such consolidation or merger receive, directly or indirectly, (A) 50% or more of the common stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation and (B) securities representing 50% or more of the combined voting power of the voting stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation.

                  (d) "Mandatory Redemption Date" means the later of (i) the redemption or conversion of all of the shares of Senior Preferred Stock or (ii) December 31, 2003.

                  (e) The term "outstanding", when used with reference to shares of capital stock, shall mean issued shares, excluding shares held by the Corporation or a subsidiary of the Corporation.

                  (f) "Preferred Stock" means shares of any series of the
            Corporation's Preferred Stock, $.01 par value per share.

                  (g) "Qualified Public Offering" means the underwritten public offering of Common Stock by the Corporation for cash for its own account pursuant to a registration statement filed under the Securities Act (other than any registration statement relating to warrants, options or shares of capital stock of the Corporation granted or to be granted or sold primarily to employees, directors, or officers of the Corporation, a registration statement filed pursuant to Rule 145 under the Securities Act or any successor rule, a registration statement relating to employee benefit plans or interests therein or any registration statement covering securities issued in connection with any debt financing of the Corporation), in which the net offering proceeds to be received by the Corporation are at least $15,000,000.

                  (h) "Securities Act" means the Securities Act of 1933, as amended.

                  (i) "Senior Loan Agreement" means (i) any loan, credit or
            other similar agreement, together with all notes, debentures, security agreements and other loan documents executed and delivered in connection therewith, evidencing any indebtedness of the Corporation or any successor entity for money heretofore, now or hereafter borrowed by the Corporation or any successor entity (or by any subsidiary of the Corporation or any successor entity and guaranteed by the Corporation or any successor entity) from one or more banks, financial institutions or other institutional lenders and (ii) upon consummation of the merger contemplated under that certain Plan and Agreement of Merger dated November 13, 1996 ("Merger Agreement"), between the Corporation and BSI Holdings, Inc. ("BSI"), (A) any item set forth in clause (i) above with respect to BSI or any successor entity (or by any subsidiary of BSI or any successor entity and guaranteed by BSI) including, without limitation, (x) the Second Amended and Restated Loan and Security Agreement dated as of August 9, 1996, among Brazos Sportswear, Inc., a Texas corporation and subsidiary of BSI ("Brazos"), and Fleet Capital Corporation, as agent for itself and The First National Bank of Boston, as such Agreement may thereafter from time to time be amended, supplemented or restated and (y) those certain Debentures of Brazos dated August 9, 1996, payable to Allied Investment Corporation and Allied Investment Corporation II, in the original maximum principal amount of $3,500,000,

            (B) the Company's Junior Subordinated Debenture dated as of August 2, 1996, payable to the order of Plymouth Mills, Inc., in the original principal balance of $4,000,000 and (C) the Company's Junior Subordinated Debenture dated as of September 30, 1996, payable to the order of Plymouth Mills, Inc., with respect to 50% of the Earnout Amount determined pursuant to Section 1.2(d) of that certain Asset Purchase Agreement, dated August 2, 1996, between, among others, Brazos and Plymouth Mills, Inc.

                  (j) "Senior Preferred Stock" means, collectively, the Series
            B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock.

                  (k) "Series A-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-1 Preferred Stock, $.01 par value per share.

                  (l) "Series A-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-2 Preferred Stock, $.01 par value per share.

                  (m) "Series B-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-1 Preferred Stock, $.01 par value per share.

                  (n) "Series B-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-2 Preferred Stock, $.01 par value per share.

                  (o) "Series B-3 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-3 Preferred Stock, $.01 par value per share.

      2. DIVIDENDS. The holders of shares of Series A-1 Preferred Stock shall be entitled to receive dividends on account of such shares only when and as declared by the Board of Directors out of funds legally available therefor. The declaration or payment of dividends in respect of any other class or series of the Corporation's stock by authority of the Board of Directors shall not confer upon the holders of the Series A-1 Preferred Stock any right or preference to receive any dividend in respect of such shares. If the Corporation declares or pays any dividend in respect of any shares of its Series A-2 Preferred Stock, the Corporation shall simultaneously therewith declare or pay a dividend in respect of the Series A-1 Preferred Stock in the same form and the same amount per share as declared or paid in respect of the Series A-2 Preferred Stock.

      3.    REDEMPTION.

                  (a) MANDATORY REDEMPTION. On the earliest to occur of (i)
            consummation of (x) a Major Transaction or (y) a Qualified Public Offering or (ii) the Mandatory Redemption Date, the Corporation shall redeem, out of funds legally available therefor, all of the shares of Series A-1 Preferred Stock then outstanding, at a redemption price of $1.00 per share.

                  (b) OPTIONAL REDEMPTION. At any time while any shares of
            Series A-1 Preferred Stock are outstanding, and provided that no shares of Series A-2 Preferred Stock or Senior Preferred Stock are then outstanding, the Corporation, at the option of the Board of Directors, may redeem from the holders of Series A-1 Preferred Stock, out of funds legally available therefor, at a redemption price of $1.00 per share, all or any portion of the shares of Series A-1 Preferred Stock outstanding on such date. Written notice of such redemption of the shares of Series A-1 Preferred Stock to be so redeemed shall be mailed, postage prepaid, to the holders of record of the shares to be so redeemed at their respective addresses then appearing on the stock books of the Corporation, not less than ten nor more than 60 days prior to the date designated for such redemption. In case less than all of the outstanding shares of Series A-1 Preferred Stock are to be redeemed under this Section 3(b), the Corporation's notice shall state and such redemption shall be made on a pro rata basis in accordance with each holder's respective holdings of Series A-1 Preferred Stock. Notwithstanding any provision contained in this Section 3(b) to the contrary, in no event shall the Corporation redeem any shares of Series A-1 Preferred Stock under this Section 3(b), nor shall any holders of such shares accept payment upon such redemption, if at the time of such redemption there exists a default or event of default within the meaning of any Senior Loan Agreement or such redemption would cause a default or event of default under any Senior Loan Agreement.

                  (c) GENERAL. From and after the effective date of redemption and the setting aside of the funds necessary for redemption, notwithstanding that any certificate for shares of Series A-1 Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares to be redeemed shall no longer be deemed outstanding, and the holders of certificates representing such shares shall have with respect to such shares no rights in or with respect to the Corporation except the right to receive, upon the surrender of such certificates, the redemption price therefor. Shares of Series A-1 Preferred Stock redeemed by the Corporation pursuant to this Section 3, or shares of Series A-1 Preferred Stock otherwise purchased by the Corporation, shall not be reissued and shall be canceled and retired.

      4.    PREFERENCE ON LIQUIDATION, DISSOLUTION OR WINDING UP.

                  (a) DEFINITION. A consolidation or merger of the Corporation, a sale or transfer of substantially all of its assets as an entirety, or any purchase or redemption of capital stock of the Corporation of any class, shall not be regarded as "liquidation, dissolution or winding up of the affairs of the Corporation" within the meaning of this Section 4.

                  (b) SERIES A-1 PREFERRED STOCK. During any proceedings for the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation and subject to the rights of the Senior Preferred Stock, the holders of the Series A-1 Preferred Stock shall be entitled to receive, PARI PASSU with the holders of the Series A-2 Preferred Stock in accordance with their respective interests (subject to offset as provided under the Purchase Agreement as defined in Section 8), but before any distribution of the assets of the Corporation shall be made in respect of the outstanding Common Stock, an amount in cash for each share of Series A-1 Preferred Stock equal to $1.00, or funds necessary for such payment shall have been set aside in trust for the account of the holders of the outstanding Series A-1 Preferred Stock so as to be and continue available therefor. If upon such liquidation, dissolution or winding up, the assets distributable to the holders of the Series A-1 Preferred Stock as aforesaid shall be insufficient to permit the payment to them of $1.00 per share and the payment to the holders of the Series A-2 Preferred Stock as aforesaid, the assets of the Corporation shall be distributed to the holders of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock ratably (subject to such offset provisions) until they shall have received the full amount to which they would otherwise be entitled. If the assets of the Corporation are sufficient to permit the payment of such amounts to the holders of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock as aforesaid, the remainder of the assets of the Corporation, if any, after the distribution as aforesaid shall be distributed and divided ratably among the holders of the Common Stock then outstanding according to their respective shares.

      5. NO CONVERSION. The Series A-1 Preferred Stock shall not be convertible into Common Stock or any other stock or other securities of the Corporation.

      6.    VOTING RIGHTS.

                  (a) The Corporation shall not, without the consent of the
            holders of at least a majority of the shares of the outstanding Series A-1 Preferred Stock, adopt any amendment to this Certificate which would alter or change the powers, preferences or special rights of the Series A-1 Preferred Stock so as to affect them adversely, PROVIDED that no such consent shall be required with respect to (i) any amendment to this

            Certificate that increases or decreases the number of shares of Series A-1 Preferred Stock which the Corporation is authorized to issue (provided that no such amendment shall reduce the number of authorized shares to below the number of shares then outstanding), or (ii) the establishment or issuance of any other series of Preferred Stock or any other class of stock of the Corporation that has any powers, preferences or rights that are different from, greater than, superior to or in preference of the Series A-1 Preferred Stock.

                  (b) Except as provided in paragraph (a) above or otherwise required by law, the holders of Series A-1 Preferred Stock shall have no right or power to vote on the election of directors or on any other question or in any proceedings involving the Corporation.

      7. FINANCIAL STATEMENTS. For so long as any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall deliver to each holder of Series A-1 Preferred Stock, at such holder's address then appearing on the books of the Corporation, a copy of the following financial statements of the Corporation:

                  (a) Within 45 days after the end of each fiscal quarter of the
            Corporation, the unaudited interim consolidated financial statements of the Corporation and its consolidated subsidiaries at the end of such fiscal quarter and for the period of operations then ended; and

                  (b) Within 120 days after the end of each fiscal year of the
            Corporation, the audited consolidated financial statements of the Corporation and its consolidated subsidiaries at the end of such fiscal year and for the period of operations then ended, together with the audit report of the Corporation's independent certified public accountants thereon.

      8. OFFSET. All shares of Series A-1 Preferred Stock shall (unless otherwise expressly indicated in any resolution of the Board of Directors authorizing the issuance of any such shares, which fact shall be noted on any certificate representing such shares) be issued pursuant to an Asset Purchase Agreement dated effective December 1, 1995 (the "Purchase Agreement") among Brazos Embroidery, Inc., a Pennsylvania corporation, Needleworks, Inc., a Pennsylvania corporation, and Old Mill Holdings, Inc., a Delaware corporation, reference to which is made herein for all pertinent purposes. The redemption price per share determined pursuant to Section 3 of this Certificate, and the amount per share to which each holder of the Series A-1 Preferred Stock is entitled to receive upon any liquidation, dissolution or winding up of the affairs of the Corporation pursuant to Section 4 of this Certificate, are subject to a right of offset in favor of the Corporation to the extent and in the manner set forth in Section 10.4 of the Purchase Agreement.

      9. EXCLUSION OF OTHER RIGHTS. Unless otherwise required by law, the shares of Series A-1 Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights other than those specifically set forth herein.

      B. RESOLVED, that pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, there shall be established and authorized for issuance a series of the Corporation's Preferred Stock, $.01 par value per share, designated "Series A-2 Preferred Stock" (herein referred to as "Series A-2 Preferred Stock"), consisting of Three Hundred Thousand (300,000) shares, each of the par value of $.01 per share, and having the voting powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions set forth below:

      1. DEFINITIONS. For purposes hereof, the following terms shall have the following definitions or shall be subject to the following rules of construction:

                  (a) "Board of Directors" means the Board of Directors of the Corporation.

                  (b) "Common Stock" means shares of the Corporation's Common Stock, no par value per share.

                  (c) "Major Transaction" means a single transaction or a series of transactions having the effect of (i) the sale, transfer, lease or conveyance of all or substantially all of the properties and assets of the Corporation to any other corporation or corporations or other person or persons (other than a subsidiary of the Corporation), (ii) the sale, transfer or conveyance (other than in a merger or consolidation of the Corporation) of all or substantially all of the issued and outstanding voting securities of the Corporation to any other corporation or corporations or other person or persons or (iii) the merger or consolidation of the Corporation with or into any other corporation or corporations or entity or entities in which the Corporation is not the sole surviving corporation or continuing corporation, other than a consolidation or merger in which the holders of shares of the Common Stock immediately preceding such consolidation or merger receive, directly or indirectly, (A) 50% or more of the common stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation and (B) securities representing 50% or more of the combined voting power of the voting stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation.

                  (d) "Mandatory Redemption Date" means the later of (i) the redemption or conversion of all of the shares of Senior Preferred Stock or (ii) December 31, 2003.

                  (e) The term "outstanding", when used with reference to shares of capital stock, shall mean issued shares, excluding shares held by the Corporation or a subsidiary of the Corporation.

                  (f) "Preferred Stock" means shares of any series of the
            Corporation's Preferred Stock, $.01 par value per share.

                  (g) "Qualified Public Offering" means the underwritten public offering of Common Stock by the Corporation for cash for its own account pursuant to a registration statement filed under the Securities Act (other than any registration statement relating to warrants, options or shares of capital stock of the Corporation granted or to be granted or sold primarily to employees, directors, or officers of the Corporation, a registration statement filed pursuant to Rule 145 under the Securities Act or any successor rule, a registration statement relating to employee benefit plans or interests therein or any registration statement covering securities issued in connection with any debt financing of the Corporation), in which the net offering proceeds to be received by the Corporation are at least $15,000,000.

                  (h) "Securities Act" means the Securities Act of 1933, as amended.

                  (i) "Senior Loan Agreement" means (i) any loan, credit or
            other similar agreement, together with all notes, debentures, security agreements and other loan documents executed and delivered in connection therewith, evidencing any indebtedness of the Corporation or any successor entity for money heretofore, now or hereafter borrowed by the Corporation or any successor entity (or by any subsidiary of the Corporation or any successor entity and guaranteed by the Corporation or any successor entity) from one or more banks, financial institutions or other institutional lenders and (ii) upon consummation of the merger contemplated under that certain Plan and Agreement of Merger dated November 13, 1996 ("Merger Agreement"), between the Corporation and BSI Holdings, Inc. ("BSI"), (A) any item set forth in clause (i) above with respect to BSI or any successor entity (or by any subsidiary of BSI or any successor entity and guaranteed by BSI) including, without limitation, (x) the Second Amended and Restated Loan and Security Agreement dated as of August 9, 1996, among Brazos Sportswear, Inc., a Texas corporation and subsidiary of BSI ("Brazos"), and Fleet Capital Corporation, as agent for itself and The First National Bank of Boston, as such Agreement may thereafter from time to time be amended, supplemented or restated and (y) those certain Debentures of Brazos dated August 9, 1996, payable to Allied Investment Corporation and Allied Investment Corporation II, in the original maximum principal amount of $3,500,000,

            (B) the Company's Junior Subordinated Debenture dated as of August 2, 1996, payable to the order of Plymouth Mills, Inc., in the original principal balance of $4,000,000 and (C) the Company's Junior Subordinated Debenture dated as of September 30, 1996, payable to the order of Plymouth Mills, Inc., with respect to 50% of the Earnout Amount determined pursuant to Section 1.2(d) of that certain Asset Purchase Agreement, dated August 2, 1996, between, among others, Brazos and Plymouth Mills, Inc.

                  (j) "Senior Preferred Stock" means, collectively, the Series
            B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock.

                  (k) "Series A-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-1 Preferred Stock, $.01 par value per share.

                  (l) "Series A-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-2 Preferred Stock, $.01 par value per share.

                  (m) "Series B-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-1 Preferred Stock, $.01 par value per share.

                  (n) "Series B-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-2 Preferred Stock, $.01 par value per share.

                  (o) "Series B-3 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-3 Preferred Stock, $.01 par value per share.

      2. DIVIDENDS. The holders of shares of Series A-2 Preferred Stock shall be entitled to receive dividends on account of such shares only when and as declared by the Board of Directors out of funds legally available therefor. The declaration or payment of dividends in respect of any other class or series of the Corporation's stock by authority of the Board of Directors shall not confer upon the holders of the Series A-2 Preferred Stock any right or preference to receive any dividend in respect of such shares. If the Corporation declares or pays any dividend in respect of any shares of its Series A-1 Preferred Stock, the Corporation shall simultaneously therewith declare or pay a dividend in respect of the Series A-2 Preferred Stock in the same form and the same amount per share as declared or paid in respect of the Series A-1 Preferred Stock.

      3.    REDEMPTION.

                  (a) MANDATORY REDEMPTION. On the earliest to occur of (i)
            consummation of a (x) Major Transaction or (y) a Qualified Public Offering or (ii) the Mandatory Redemption Date, the Corporation shall redeem, out of funds legally available therefor, all of the shares of Series A-2 Preferred Stock then outstanding, at a redemption price of $1.00 per share.

                  (b) OPTIONAL REDEMPTION. At any time while any shares of
            Series A-2 Preferred Stock are outstanding, and provided that no shares of Senior Preferred Stock are then outstanding, the Corporation, at the option of the Board of Directors, may redeem from the holders of Series A-2 Preferred Stock, out of funds legally available therefor, at a redemption price of $1.00 per share, all or any portion of the shares of Series A-2 Preferred Stock outstanding on such date. Written notice of such redemption of the shares of Series A-2 Preferred Stock to be so redeemed shall be mailed, postage prepaid, to the holders of record of the shares to be so redeemed at their respective addresses then appearing on the stock books of the Corporation, not less than ten nor more than 60 days prior to the date designated for such redemption. In case less than all of the outstanding shares of Series A-2 Preferred Stock are to be redeemed under this Section 3(b), the Corporation's notice shall state and such redemption shall be made on a pro rata basis in accordance with each holder's respective holdings of Series A-2 Preferred Stock. Notwithstanding any provision contained in this
            Section 3(b) to the contrary, in no event shall the Corporation redeem any shares of Series A-2 Preferred Stock under this Section 3(b), nor shall any holders of such shares accept payment upon such redemption, if at the time of such redemption there exists a default or event of default within the meaning of any Senior Loan Agreement or such redemption would cause a default or event of default under any Senior Loan Agreement.

                  (c) GENERAL. From and after the effective date of redemption and the setting aside of the funds necessary for redemption, notwithstanding that any certificate for shares of Series A-2 Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares to be redeemed shall no longer be deemed outstanding, and the holders of certificates representing such shares shall have with respect to such shares no rights in or with respect to the Corporation except the right to receive, upon the surrender of such certificates, the redemption price therefor. Shares of Series A-2 Preferred Stock redeemed by the Corporation pursuant to this Section 3, or shares of Series A-2 Preferred Stock otherwise purchased by the Corporation, shall not be reissued and shall be canceled and retired.

      4.    PREFERENCE ON LIQUIDATION, DISSOLUTION OR WINDING UP.

                  (a) DEFINITION. A consolidation or merger of the Corporation, a sale or transfer of substantially all of its assets as an entirety, or any purchase or redemption of capital stock of the Corporation of any class, shall not be regarded as "liquidation, dissolution or winding up of the affairs of the Corporation" within the meaning of this Section 4.

                  (b) SERIES A-2 PREFERRED STOCK. During any proceedings for the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation and subject to the rights of the Senior Preferred Stock, the holders of the Series A-2 Preferred Stock shall be entitled to receive, PARI PASSU with the holders of the Series A-1 Preferred Stock in accordance with their respective interests (subject to offset as provided under the Purchase Agreement as defined in Section 8), but before any distribution of the assets of the Corporation shall be made in respect of the outstanding Common Stock, an amount in cash for each share of Series A-2 Preferred Stock equal to $1.00, or funds necessary for such payment shall have been set aside in trust for the account of the holders of the outstanding Series A-2 Preferred Stock so as to be and continue available therefor. If upon such liquidation, dissolution or winding up, the assets distributable to the holders of the Series A-2 Preferred Stock as aforesaid shall be insufficient to permit the payment to them of $1.00 per share and the payment to the holders of the Series A-1 Preferred Stock as aforesaid, the assets of the Corporation shall be distributed to the holders of the Series A-2 Preferred Stock and the Series A-1 Preferred Stock ratably (subject to such offset provisions) until they shall have received the full amount to which they would otherwise be entitled. If the assets of the Corporation are sufficient to permit the payment of such amounts to the holders of the Series A-2 Preferred Stock and the Series A-1 Preferred Stock as aforesaid, the remainder of the assets of the Corporation, if any, after the distribution as aforesaid shall be distributed and divided ratably among the holders of the Common Stock then outstanding according to their respective shares.

      5. NO CONVERSION. The Series A-2 Preferred Stock shall not be convertible into Common Stock or any other stock or other securities of the Corporation.

      6.    VOTING RIGHTS.

                  (a) The Corporation shall not, without the consent of the
            holders of at least a majority of the shares of the outstanding Series A-2 Preferred Stock, adopt any amendment to this Certificate which would alter or change the powers, preferences or special rights of the Series A-2 Preferred Stock so as to affect them adversely, PROVIDED that no such consent shall be required with respect to (i) any amendment to this Certificate that increases or decreases the number of shares of Series A-2 Preferred Stock which the Corporation is authorized to issue (provided that no such amendment shall reduce the number of authorized shares to below the number of shares then outstanding), or (ii) the establishment or issuance of any other series of Preferred Stock or any other class of stock of the Corporation that has any powers, preferences or rights that are different from, greater than, superior to or in preference of the Series A-2 Preferred Stock.

                  (b) Except as provided in paragraph (a) above or otherwise required by law, the holders of Series A-2 Preferred Stock shall have no right or power to vote on the election of directors or on any other question or in any proceedings involving the Corporation.

      7. FINANCIAL STATEMENTS. For so long as any shares of Series A-2 Preferred Stock are outstanding, the Corporation shall deliver to each holder of Series A-2 Preferred Stock, at such holder's address then appearing on the books of the Corporation, a copy of the following financial statements of the Corporation:

                  (a) Within 45 days after the end of each fiscal quarter of the
            Corporation, the unaudited interim consolidated financial statements of the Corporation and its consolidated subsidiaries at the end of such fiscal quarter and for the period of operations then ended; and

                  (b) Within 120 days after the end of each fiscal year of the
            Corporation, the audited consolidated financial statements of the Corporation and its consolidated subsidiaries at the end of such fiscal year and for the period of operations then ended, together with the audit report of the Corporation's independent certified public accountants thereon.

      8. OFFSET. All shares of Series A-2 Preferred Stock shall (unless otherwise expressly indicated in any resolution of the Board of Directors authorizing the issuance of any such shares, which fact shall be noted on any certificate representing such shares) be issued pursuant to an Asset Purchase Agreement dated effective December 1, 1995 (the "Purchase Agreement") among Brazos Embroidery, Inc., a Pennsylvania corporation, Needleworks, Inc., a Pennsylvania corporation, and Old Mill Holdings, Inc., a Delaware corporation, reference to which is made herein for all pertinent purposes. The redemption price per share determined pursuant to Section 3 of this Certificate, and the amount per share to which each holder of the Series A-2 Preferred Stock is entitled to receive upon any liquidation, dissolution or winding up of the affairs of the Corporation pursuant to Section 4 of this Certificate, are subject to a right of offset in favor of the Corporation to the extent and in the manner set forth in Section 10.4 of the Purchase Agreement.

      9. EXCLUSION OF OTHER RIGHTS. Unless otherwise required by law, the shares of Series A-2 Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights other than those specifically set forth herein.

      C. RESOLVED, that pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, there shall be established and authorized for issuance a series of the Corporation's Preferred Stock, $.01 par value per share, designated "Series B-1 Preferred Stock" (herein referred to as "Series B-1 Preferred Stock"), consisting of Eight Million (8,000,000) shares, each of the par value of $.01 per share, and having the voting powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions set forth below:

      1. DEFINITIONS. For purposes of the Series B-1 Preferred Stock, the following terms shall have the following definitions or shall be subject to the following rules of construction:

                  (a) "Board of Directors" means the Board of Directors of the Corporation.

                  (b) "Brazos" means Brazos Sportswear, Inc., a Texas
            corporation and subsidiary of the Corporation.

                  (c) "Common Stock" means shares of the Corporation's Common Stock, no par value per share.

                  (d) "Junior Stock" means, collectively, the Common Stock, the
            Series A-1 Preferred Stock and the Series A-2 Preferred Stock.

                  (e) "Mandatory Redemption Date" means the earlier to occur of
            (i) the date of consummation of a Qualified Public Offering, but only to the extent the offering price per share of Common Stock is less than $3.50 (as adjusted for stock splits, combinations and other similar corporate events), (ii) the date of consummation of a Sale, or (iii) December 31, 2003.

                  (f) "Market Price" of a share of Common Stock on any given date means (i) the closing sales price of a share of Common Stock as reported on the principal securities exchange on which shares of Common Stock are then listed or admitted to trading or (ii) if not so reported, the average of the closing bid and asked prices for a share of Common Stock as quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or (iii) if not quoted on NASDAQ, the average of the closing bid and asked prices for a share of Common Stock as quoted by the National Quotation Bureau's "Pink Sheets" or the National

            Association of Securities Dealers OTC Bulletin Board System. If the price of a share of Common Stock shall not be so reported, the Market Price of a share of Common Stock shall be determined by the Board in its absolute discretion.

                  (g) The term "outstanding," when used with reference to shares of capital stock, shall mean issued shares, excluding shares held by the Corporation or a subsidiary of the Corporation.

                  (h) "Preferred Stock" means shares of any series of the
            Corporation's Preferred Stock, $.01 par value per share.

                  (i) "Qualified Public Offering" means the underwritten public offering of Common Stock by the Corporation for cash for its own account pursuant to a registration statement filed under the Securities Act (other than any registration statement relating to warrants, options or shares of capital stock of the Corporation granted or to be granted or sold primarily to employees, directors, or officers of the Corporation, a registration statement filed pursuant to Rule 145 under the Securities Act or any successor rule, a registration statement relating to employee benefit plans or interests therein or any registration statement covering securities issued in connection with any debt financing of the Corporation), in which the net offering proceeds to be received by the Corporation are at least $15,000,000.

                  (j) "Quarterly Dividend Date" means the last day of each
            March, June, September and December in each year in which any shares of Series B-1 Preferred Stock are outstanding.


                  (k) "Sale" means a single transaction or a series of related transactions having the effect of (i) the sale, transfer, lease or conveyance of all or substantially all of the properties and assets of the Corporation to any other corporation or corporations or other person or persons (other than a subsidiary of the Corporation), (ii) the sale, transfer or conveyance (other than in a merger or consolidation of the Corporation) of all or substantially all of the issued and outstanding voting securities of the Corporation to any other corporation or corporations or other person or persons or
            (iii) the merger or consolidation of the Corporation with or into any other corporation or corporations or entity or entities in which the Corporation is not the sole surviving corporation or continuing corporation, other than a consolidation or merger in which the holders of shares of the Common Stock immediately preceding such consolidation or merger receive, directly or indirectly, (A) 50% or more of the common stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation and (B) securities representing 50% or more of the combined voting power of the voting stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation.


                  (l) "Securities Act" means the Securities Act of 1933, as amended.


                  (m) "Senior Loan Agreement" means (i) any loan, credit or
            other similar agreement, together with all notes, debentures, security agreements and other loan documents executed and delivered in connection therewith, evidencing any indebtedness of the Corporation or any successor entity for money heretofore, now or hereafter borrowed by the Corporation or any successor entity (or by any subsidiary of the Corporation or any successor entity and guaranteed by the Corporation or any successor entity) from one or more banks, financial institutions or other institutional lenders and (ii) upon consummation of the merger contemplated under that certain Plan and Agreement of Merger dated November 13, 1996 ("Merger Agreement"), between the Corporation and BSI Holdings, Inc. ("BSI"), (A) any item set forth in clause (i) above with respect to BSI or any successor entity (or by any subsidiary of BSI or any successor entity and guaranteed by BSI) including, without limitation, (x) the Second Amended and Restated Loan and Security Agreement dated as of August 9, 1996, among Brazos Sportswear, Inc., a Texas corporation and subsidiary of BSI ("Brazos"), and Fleet Capital Corporation, as agent for itself and The First National Bank of Boston, as such Agreement may thereafter from time to time be amended, supplemented or restated and (y) those certain Debentures of Brazos dated August 9, 1996, payable to Allied Investment Corporation and Allied Investment Corporation II, in the original maximum principal amount of $3,500,000, (B) the Company's Junior Subordinated Debenture dated as of August 2, 1996, payable to the order of Plymouth Mills, Inc., in the original principal balance of $4,000,000 and (C) the Company's Junior Subordinated Debenture dated as of September 30, 1996, payable to the order of Plymouth Mills, Inc., with respect to 50% of the Earnout Amount determined pursuant to Section 1.2(d) of that certain Asset Purchase Agreement, dated August 2, 1996, between, among others, Brazos and Plymouth Mills, Inc.

                  (n) "Senior Preferred Stock" means, collectively, the Series
            B-2 Preferred Stock and the Series B-3 Preferred Stock.

                  (o) "Series A-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-1 Preferred Stock, $.01 par value per share.

                  (p) "Series A-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-2 Preferred Stock, $.01 par value per share.

                  (q) "Series B-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-1 Preferred Stock, $.01 par value per share.

                  (r) "Series B-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-2 Preferred Stock, $.01 par value per share.

                  (s) "Series B-3 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-3 Preferred Stock, $.01 par value per share.

                  (t) All accounting terms used herein and not expressly defined herein shall have the meanings given to them in accordance with generally accepted accounting principles consistently applied and in effect as of the date of the relevant calculation.

      2. DIVIDENDS. The holders of Series B-1 Preferred Stock, in preference to the holders of Junior Stock, shall be entitled to receive, but only to the extent of funds legally available therefor, cumulative, preferential dividends at the annual rate of $.08 per share, payable as hereafter described. Such dividends shall commence to accrue on the shares of Series B-1 Preferred Stock and be cumulative from and after the date of issuance of such shares of Series B-1 Preferred Stock and shall be deemed to accumulate and accrue from day to day thereafter. Dividends under this Section 2 shall be payable quarterly in arrears so long as the Series B-1 Preferred Stock is outstanding, on or before each Quarterly Dividend Date. Other than dividends payable incident to a redemption of the Series B-1 Preferred Stock under Section 3 below or a conversion of the Series B-1 Preferred Stock under Section 5 below or in respect of fractional shares as described below, all dividends on the Series B-1 Preferred Stock hereunder shall be payable not in cash, but rather by the Corporation's issuance and delivery to each record holder of Series B-1 Preferred Stock of a number of additional shares of Series B-1 Preferred Stock determined by dividing the amount of each such dividend by $1.00. Within 30 days after each Quarterly Dividend Date, the Corporation shall issue and deliver to each record holder of Series B-1 Preferred Stock on such Quarterly Dividend Date one or more certificates evidencing the number of whole shares of Series B-1 Preferred Stock payable as a dividend to such holder as provided above, and such shares, when so issued and delivered, shall be deemed fully paid and nonassessable shares of the Corporation's Series B-1 Preferred Stock. No fractional shares of Series B-1 Preferred Stock or scrip will be issued in respect of fractional interests resulting from any dividend hereunder; in lieu of any fractional shares of Series B-1 Preferred Stock which may be issued as aforesaid, the holders thereof instead shall receive a cash payment in an amount equal to the product of such fraction multiplied by $1.00. So long as any of the Series B-1 Preferred Stock remains outstanding, no dividends or distributions (other than dividends or distributions on Common Stock payable in Common Stock) shall be paid upon, or declared or set apart for, any Junior Stock, nor shall any Junior Stock (other than Common Stock acquired in exchange for, or out of the cash proceeds of, the issue of other Common Stock or out of cash contributions to the capital of the Corporation) be purchased, redeemed, retired or otherwise acquired by the Corporation, unless and until in either case all cumulative dividends on the then outstanding shares of Series B-1 Preferred Stock shall have been or concurrently shall be paid.

      3.    REDEMPTION.

                  (a) MANDATORY REDEMPTION. Subject to the provisions of Section
            3(d), on the Mandatory Redemption Date, the Corporation shall redeem, out of funds legally available therefor, all of the shares of Series B-1 Preferred Stock then outstanding, at a redemption price of $1.00 per share (plus all accrued and unpaid dividends thereon through such date as provided in Section 3(c) below).

                  (b)   OPTIONAL REDEMPTION.

                        (i) Subject to the provisions of Section 3(d) and
                  provided no shares of Senior Preferred Stock are then outstanding, at any time while any shares of Series B-1 Preferred Stock are outstanding, the Corporation, at the option of the Board of Directors, may redeem from the holders of the Series B-1 Preferred Stock, at a redemption price of $1.00 per share (plus all accrued and unpaid dividends thereon through the date designated for redemption as provided in
                  Section 3(c) below), all or any portion of Series B-1 Preferred Stock outstanding on the date designated for such redemption. In case less than all of the outstanding shares of Series B-1 Preferred Stock are to be redeemed under this
                  Section 3(b)(i), such redemption shall be made on a pro rata basis in accordance with each holder's respective holdings of such shares as of the date designated for redemption.


                        (ii) In addition to the optional redemption pursuant to
                  Section 3(b)(i) and subject to the provisions of Section 3(d), at any time while any shares of Series B-1 Preferred Stock are outstanding, the Corporation, at the option of the Board of Directors, may redeem from the holders of Series B-1 Preferred Stock, out of funds legally available therefor, at a redemption price of $.01 per share (plus all accrued and unpaid dividends thereon through the date designated for redemption as provided in Section 3(c) below), all but not less than all, of the shares of Series B-1 Preferred Stock outstanding on the date set for redemption, provided that the right of the Corporation to redeem the shares of Series B-1 Preferred Stock under this Section 3(b)(ii) is subject to the Company mailing the redemption notice in accordance with Section 3(d) within 30 days following any period of 20 consecutive trading days during which the Market Price per share of the Common Stock is at or above $3.50 per share (as adjusted for stock splits, combinations and other similar corporate events).


                        (iii) Notwithstanding any provision contained in this
                  Section 3(b) to the contrary, in no event shall the Corporation redeem any shares of Series B-1 Preferred Stock under this Section 3(b), nor shall any holders of such shares accept payment upon such redemption, if at the time of such redemption there exists a default or event of default within the meaning of any Senior Loan Agreement or such redemption would cause a default or event of default under any Senior Loan Agreement.

                  (c) ACCRUED DIVIDENDS. Upon any mandatory or optional
            redemption under paragraph (a) or (b) above, the Corporation shall, simultaneously with the making of any such redemption, pay to the holders of the Series B-1 Preferred Stock being redeemed all dividends accrued and unpaid on the shares being redeemed through the date of redemption; provided, however, that in case of the payment of dividends under this paragraph (c), such dividends shall be paid in cash, and not in shares of Series B-1 Preferred Stock as provided in Section 2 above.

                  (d)   GENERAL.

                        (i) The Corporation shall provide written notice of any
                  mandatory or optional redemption under this Section 3, not less than 30 days prior to the date fixed or designated for such redemption, to the holders of record as of the relevant record date of the shares of Series B-1 Preferred Stock to be so redeemed at their respective addresses then appearing on the stock books of the Corporation. Each redemption notice to be provided under this Section 3 shall be by certified mail, return receipt requested and shall specify (i) the redemption date, (ii) the redemption price per share and (iii) the place for payment and for delivering necessary transfer instruments to be executed by the holder in order for the holder to receive the redemption price. No holder of shares of Series B-1 Preferred Stock redeemed in accordance with this Section 3 shall be entitled to receive payment of the redemption price for such shares until such holder causes to be delivered in accordance with the redemption notice the stock certificate representing the shares so redeemed and transfer instructions satisfactory to the Company.

                        (ii) From and after the effective date of redemption and
                  the setting aside of the funds necessary for redemption, notwithstanding that any certificate for shares of Series B-1 Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares to be redeemed shall no longer be deemed outstanding, and the holders of certificates representing such shares shall have with respect to such shares no rights in or with respect to the Corporation except the right to receive, upon the surrender of such certificates, the redemption price therefor. Shares of Series B-1 Preferred Stock redeemed by the Corporation pursuant to this Section 3 shall not be reissued and shall be canceled and retired.

      4.    PREFERENCE ON LIQUIDATION, DISSOLUTION OR WINDING UP.

                  (a) DEFINITION. A consolidation or merger of the Corporation, a sale or transfer of substantially all of its assets as an entirety, or any purchase or redemption of capital stock of the Corporation of any class, shall not be regarded as "liquidation, dissolution or winding up of the affairs of the Corporation" within the meaning of this Section 4.

                  (b) SERIES B-1 PREFERRED STOCK. During any proceedings for the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation and subject to the rights of the Senior Preferred Stock, the holders of the Series B-1 Preferred Stock shall be entitled to receive $1.00 in cash for each share of Series B-1 Preferred Stock (together with all accrued and unpaid dividends on each share of Series B-1 Preferred Stock), before any distribution of the assets of the Corporation shall be made in respect of the outstanding Junior Stock, or funds necessary for such payment shall have been set aside in trust for the account of the holders of the outstanding Series B-1 Preferred Stock so as to be and continue available therefor. If upon such liquidation, dissolution or winding up, the assets distributable to the holders of the Series B-1 Preferred Stock as aforesaid shall be insufficient to permit the payment to them of such $1.00 per share (plus such accrued and unpaid dividends), the assets of the Corporation shall be distributed to the holders of the Series B-1 Preferred Stock ratably until they shall have received the full amount to which they would otherwise be entitled. If the assets of the Corporation are sufficient to permit the payment of such amounts to the holders of the Series B-1 Preferred Stock, the remainder of the assets of the Corporation, if any, after the distribution as aforesaid shall be distributed and divided ratably among the holders of the Junior Stock then outstanding according to their respective shares, interests and priorities.

      5. CONVERSION RIGHTS. The Series B-1 Preferred Stock shall be convertible as follows:

                  (a) OPTIONAL CONVERSION. Subject to and upon compliance with the provisions of this Section 5, the holder of any shares of Series B-1 Preferred Stock shall have the right at such holder's option, at any time prior to the close of business on the date fixed for redemption, and without the payment of any additional consideration therefor, to convert any of such shares of Series B-1 Preferred Stock into fully paid and nonassessable shares of Common Stock at the Conversion Ratio (as defined in Section 5(d) below) in effect on any Conversion Date (as defined in Section 5(e) below) upon the terms hereinafter set forth.

                  (b) AUTOMATIC CONVERSION. Each outstanding share of Series B-1
            Preferred Stock shall automatically convert, without any further act of the Corporation or its stockholders, at the Conversion Ratio then in effect, into fully paid and nonassessable shares of Common Stock upon the consummation of a Qualified Public Offering, provided that the per share offering price to the public is not less than $3.50 per share (as adjusted for stock splits, combinations and similar corporate events).

                  (c) ACCRUED DIVIDENDS. Upon any optional or automatic
            conversion under paragraph (a) or (b) above, the Corporation shall simultaneously with such conversion, pay to the holders of the Series B-1 Preferred Stock being converted all dividends accrued and unpaid on the shares being converted through the date of conversion; provided, however, that in case of payment of dividends under this paragraph (c), such dividends shall be paid in cash, and not in shares of Series B-1 Preferred Stock as provided in Section 2 above.

                  (d) CONVERSION RATIO. Each share of Series B-1 Preferred Stock shall be convertible pursuant to Sections 5(a) and 5(b) into a number of shares of Common Stock determined by dividing (x) $1.00 (the liquidation value per share) by (y) the Conversion Factor in effect on any Conversion Date (the "Conversion Ratio"). For the purposes of this Section 5, the term "Conversion Factor" initially shall mean $2.20.

                  (e) MECHANICS OF CONVERSION. The holder of any shares of
            Series B-1 Preferred Stock may exercise the conversion right specified in Section 5(a) by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates for the shares to be converted, accompanied by written notice specifying the number of shares to be converted. Upon the occurrence of automatic conversion pursuant to
            Section 5(b), the outstanding shares of Series B-1 Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided that the Corporation shall not be obligated to issue to any holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of Series B-1 Preferred Stock are delivered either to the Corporation or any transfer agent of the Corporation. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and of certificates for shares being converted is made or on the date specified in Section 5(b), as the case may be, and such date is referred to herein as the "Conversion Date." Subject to the provisions of Section 5(g)(iii), as promptly as practicable thereafter (and after surrender of the certificate or certificates representing shares of Series B-1 Preferred Stock to the Corporation or any transfer agent of the Corporation in the case of conversion pursuant to Section 5(b)) the Corporation shall issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check or cash with respect to any fractional interest in a share of Common Stock as provided in Section 5(f). Subject to the provisions of
            Section 5(g)(iii), the person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series B-1 Preferred Stock surrendered for conversion (in the case of conversion pursuant to Section 5(a)), the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series B-1 Preferred Stock representing the unconverted portion of the certificate so surrendered.

                  (f) FRACTIONAL SHARES. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series B-1 Preferred Stock. If more than one share of Series B-1 Preferred Stock is surrendered for conversion at any one time by the same holder or is held by the same holder at the time of any automatic conversion, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares so surrendered or held, as the case may be. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series B-1 Preferred Stock, the Corporation shall pay out of funds legally available therefor a cash adjustment in respect of such fractional interest, rounded to the nearest one hundredth (1/100th) of a share, in an amount equal to that fractional interest of the then Market Price, rounded to the nearest cent ($.01), of one share of Common Stock.


                  (g) CONVERSION FACTOR ADJUSTMENTS. The Conversion Factor shall be subject to adjustment from time to time as follows:

                        (i) STOCK DIVIDENDS, SUBDIVISIONS, RECLASSIFICATIONS OR
                  COMBINATIONS. If the Corporation shall (x) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock, (y) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares of Common Stock or (z) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock, the Conversion Factor in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to that number determined by multiplying the Conversion Factor in effect by a fraction
                  (x) the numerator of which shall be the total number of issued and outstanding shares of Common Stock immediately prior to such dividend, distribution, subdivision, combination or reclassification and (y) the denominator of which shall be the total number of issued and outstanding shares of Common Stock immediately after such dividend, distribution, subdivision, combination or reclassification. Successive adjustments in the Conversion Factor shall be made whenever any event specified above shall occur.

                        (ii) ROUNDING OF CALCULATIONS: MINIMUM ADJUSTMENT. All
                  calculations under this Section 5(g) shall be made to the nearest cent ($.01) or to the nearest one hundredth (1/100th) of a share, as the case may be. Any provision of this Section 5 to the contrary notwithstanding, no adjustment in the Conversion Factor shall be made if the amount of such adjustment would be less than 1% of the then current Conversion Factor until the end of one year after such adjustment otherwise would have been required; but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate 1% of the then current Conversion Factor or more, provided that if the events giving rise to such adjustments occur within three months of each other, then such adjustments shall be calculated as if the events giving rise to them had occurred simultaneously on the date of the first such event.

                        (iii) TIMING OF ISSUANCE OF ADDITIONAL COMMON STOCK UPON
                  CERTAIN ADJUSTMENTS. In any case in which the provisions of this Section 5(g) provide that an adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event (x) issuing to the holder of any share of Series B-1 Preferred Stock converted after such record date and before the occurrence of such event, the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such conversion before giving effect to such adjustment and (y) paying to such holder any amount of cash in lieu of a fractional share of Common Stock pursuant to Section 5(f); provided that the Corporation upon request shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

                  (h) COSTS. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series B-1 Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in the name other than that of the holder of the shares of Series B-1 Preferred Stock in respect of which such shares are being issued.

      6.    VOTING RIGHTS.

                  (a) The Corporation shall not, without the consent of the
            holders of at least a majority of the shares of the outstanding Series A-1 Preferred Stock, adopt any amendment to this Certificate which would alter or change the powers, preferences or special rights of the Series A-1 Preferred Stock so as to affect them adversely, PROVIDED that except as otherwise required by law, no such consent shall be required with respect to (i) any amendment to this Certificate that increases or decreases the number of shares of Series A-1 Preferred Stock which the Corporation is authorized to issue (provided that no such amendment shall reduce the number of authorized shares to below the number of shares then outstanding), or (ii) the establishment or issuance of any other series of Preferred Stock or any other class of stock of the Corporation that has any powers, preferences or rights that are different from, greater than, superior to or in preference of the Series A-1 Preferred Stock.

                  (b) Except as provided in paragraph (a) above or otherwise required by law, the holders of Series A-1 Preferred Stock shall have no right or power to vote on the election of directors or on any other question or in any proceedings involving the Corporation.

      7. RIGHT OF FIRST REFUSAL. If any holder of Series B-1 Preferred Stock desires to sell, assign, transfer or otherwise dispose of any shares of Series B-1 Preferred Stock, then such holder (for purposes of this Section 7, the "Selling Stockholder"), prior to making any such sale, shall first offer such shares of Series B-1 Preferred Stock (for purposes of this Section 7, the "Option Shares") for sale to the Corporation and then to the other holders of the Series B-1 Preferred Stock on a pro rata basis as hereafter provided, in accordance with the following provisions of this Section 7.

                  (a) OPTION PRICE, TERMS; OFFERING NOTICES. The price per
            Option Share at which the Selling Stockholder shall be required to offer the Option Shares (for purposes of this Section 7, the "Option Price") and the terms of such offer, shall be the price at which and the terms upon which any proposed third party purchaser shall have offered to purchase the Option Shares from the Selling Stockholder and which the Selling Stockholder is prepared to accept. Each offer required to be made by the Selling Stockholder pursuant to this
            Section 7 shall be made by a written notice (for purposes of this Section 7, the "Offering Notice") which shall state that the offer is being made pursuant to this Section 7 and which shall set forth the number of Option Shares, the name or names of the proposed purchaser or purchasers of the Option Shares, the price per share offered by such proposed purchaser or purchasers for the Option Shares, the method of payment of the purchase price and the scheduled date of consummation of such proposed sale. A copy of the written offer from any proposed third-party purchaser shall be attached to each Offering Notice.

                  (b) OFFER TO THE CORPORATION. The Selling Stockholder shall offer the option Shares to the Corporation by delivering an offering Notice to the Corporation. Within 30 days following the Corporation's receipt of such Offering Notice, the Corporation shall deliver to the Selling Stockholder a reply notice accepting the offer of the Selling Stockholder with respect to all (but not less than all) of the Option Shares or rejecting such offer. If by such reply notice the Corporation accepts the offer made by the Selling Stockholder, the reply notice shall constitute an agreement binding on the Selling Stockholder and the Corporation to sell and purchase the option Shares at a price per share equal to the option Price. If within such 30-day period, the Corporation shall have failed to deliver a reply notice accepting the offer of the Selling Stockholder as to all of the Option Shares, the Corporation shall be deemed to have rejected such offer. If the Corporation rejects or intends to reject such offer, it shall mail a notice to such effect to every record holder (other than the Selling Stockholder) of the Series B-1 Preferred Stock as of the date of the Corporation's receipt of the Offering Notice. (collectively, "Remaining Stockholders"); which notice of the Corporation shall also include a copy of the Offering
            Notice.

                  (c) OFFER TO REMAINING STOCKHOLDERS. If the Corporation
            rejects or is deemed to have rejected the foregoing offer under paragraph (b) above, then the Selling Stockholder shall thereupon be deemed to have offered the Option Shares to the Remaining Stockholders on the same price and terms set forth in the Offering Notice. Such offer shall be made on a pro rata basis in accordance with each Remaining Stockholder's holdings of Series B-1 Preferred Stock on the date of the Offering Notice; provided, however, that prior to acceptance of such offer, any one or more Remaining Stockholders may agree among themselves as to a different allocation for purposes of accepting such offer. Within 30 days following the date of the Corporation's notice referred to in paragraph (b) above, each Remaining Stockholder desiring to accept such offer shall deliver to the Selling Stockholder a reply notice accepting the offer of the Selling Stockholder with respect to all (but not less than all) of such Remaining Stockholder's pro rata portion of the Option Shares, or rejecting such offer; provided, however, that prior to expiration of such 30-day period, the Selling Stockholder shall have received reply notices from Remaining Stockholders as to all (but not less than all) of all Option Shares being offered. If by such reply notice(s) the Remaining Stockholders collectively accept the offer made by the Selling Stockholder, such reply notice(s) shall constitute an agreement binding on the Selling Stockholder and each such Remaining Stockholder (severally, but not jointly) to sell and purchase the Option Shares at a price per share equal to the Option Price. If within such 30-day period, the Remaining Stockholders collectively shall have failed to deliver one or more reply notices accepting the offer of the Selling Stockholder as to all of the Option Shares, the Remaining Stockholders shall be deemed to have rejected such offer.

                  (d) LAPSE OF OPTION. If the foregoing offer to sell Option
            Shares has been made by the Selling Stockholder and has not been accepted by the Corporation or the Remaining Stockholders, then the Selling Stockholder may sell not less than all of the Option Shares at any time within, but not sub sequent to, 60 days after the lapse of the option granted pursuant to this Section 7; provided, however, that no sale of the option Shares shall be made at any price lower than the Option Price or on terms materially different from those specified in the Offering Notice or to any person or persons other than the persons specified in the Offering Notice. If after the lapse of such 60-day period the Option Shares shall not have been sold, all of the provisions of this Section 7 shall apply to any future sale or other disposition of shares of Series B-1 Preferred Stock owned by the Selling Stockholder.

                  (e) CONSUMMATION OF PURCHASES. Each transaction of purchase and sale of Option Shares pursuant to this Section 7 shall be completed by delivery of the stock certificates representing the Option Shares endorsed in blank, or accompanied by duly executed stock powers, and by actual registration of the transfer of the Option Shares on the books of the Corporation upon payment of the purchase price to the Selling Stockholder. Any such transaction shall be closed at such time and place as shall be agreed upon by the parties thereto, or, if no such agreement is reached, at the principal office of the Corporation on the 30th day following the date of delivery of the last reply notice given in connection with such transaction or, if such day shall not be a business day, on the first business day thereafter during normal business hours.

      8. EXCLUSION OF OTHER RIGHTS. Unless otherwise required by law, the shares of Series B-1 Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights other than those specifically set forth herein.

      D. RESOLVED, that pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, there shall be established and authorized for issuance a series of the Corporation's Preferred Stock, $.01 par value per share, designated "Series B-2 Preferred Stock" (herein referred to as "Series B-2 Preferred Stock"), consisting of Four Million (4,000,000) shares, each of the par value of $.01 per share, and having the voting powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions set forth below:

      1. DEFINITIONS. For purposes of the Series B-2 Preferred Stock, the following terms shall have the following definitions or shall be subject to the following rules of construction:

                  (a) "Board of Directors" means the Board of Directors of the Corporation.

                  (b) "Brazos" means Brazos Sportswear, Inc., a Texas
            corporation and subsidiary of the Corporation.


                  (c) "Common Stock" means shares of the Corporation's Common Stock, no par value per share.


                  (d) "Junior Stock" means, collectively, the Common Stock, the
            Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Series B-1 Preferred Stock.

                  (e) "Mandatory Redemption Date" means the earlier to occur of
            (i) the date of consummation of a Qualified Public Offering, but only to the extent the offering price per share of Common Stock is less than $3.50 (as adjusted for stock splits, combinations and other similar corporate events), (ii) the date of consummation of a Sale, or (iii) December 31, 2003.


                  (f) "Market Price" of a share of Common Stock on any given date means (i) the closing sales price of a share of Common Stock as reported on the principal securities exchange on which shares of Common Stock are then listed or admitted to trading or (ii) if not so reported, the average of the closing bid and asked prices for a share of Common Stock as quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or (iii) if not quoted on NASDAQ, the average of the closing bid and asked prices for a share of Common Stock as quoted by the National Quotation Bureau's "Pink Sheets" or the National Association of Securities Dealers OTC Bulletin Board System. If the price of a share of Common Stock shall not be so reported, the Market Price of a share of Common Stock shall be determined by the Board in its absolute discretion.

                  (g) The term "outstanding," when used with reference to shares of capital stock, shall mean issued shares, excluding shares held by the Corporation or a subsidiary of the Corporation.

                  (h) "Preferred Stock" means shares of any series of the
            Corporation's Preferred Stock, $.01 par value per share.

                  (i) "Qualified Public Offering" means the underwritten public offering of Common Stock by the Corporation for cash for its own account pursuant to a registration statement filed under the Securities Act (other than any registration statement relating to warrants, options or shares of capital stock of the Corporation granted or to be granted or sold primarily to employees, directors, or officers of the Corporation, a registration statement filed pursuant to Rule 145 under the Securities Act or any successor rule, a registration statement relating to employee benefit plans or interests therein or any registration statement covering securities issued in connection with any debt financing of the Corporation), in which the net offering proceeds to be received by the Corporation are at least $15,000,000.

                  (j) "Quarterly Dividend Date" means the last day of each
            March, June, September and December in each year in which any shares of Series B-2 Preferred Stock are outstanding.


                  (k) "Sale" means a single transaction or a series of related transactions having the effect of (i) the sale, transfer, lease or conveyance of all or substantially all of the properties and assets of the Corporation to any other corporation or corporations or other person or persons (other than a subsidiary of the Corporation), (ii) the sale, transfer or conveyance (other than in a merger or consolidation of the Corporation) of all or substantially all of the issued and outstanding voting securities of the Corporation to any other corporation or corporations or other person or persons or (iii) the merger or consolidation of the Corporation with or into any other corporation or corporations or entity or entities in which the Corporation is not the sole surviving corporation or continuing corporation, other than a consolidation or merger in which the holders of shares of the Common Stock immediately preceding such consolidation or merger receive, directly or indirectly, (A) 50% or more of the common stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation and (B) securities representing 50% or more of the combined voting power of the voting stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation.


                  (l) "Securities Act" means the Securities Act of 1933, as amended.

                  (m) "Senior Loan Agreement" means (i) any loan, credit or
            other similar agreement, together with all notes, debentures, security agreements and other loan documents executed and delivered in connection therewith, evidencing any indebtedness of the Corporation or any successor entity for money heretofore, now or hereafter borrowed by the Corporation or any successor entity (or by any subsidiary of the Corporation or any successor entity and guaranteed by the Corporation or any successor entity) from one or more banks, financial institutions or other institutional lenders and (ii) upon consummation of the merger contemplated under that certain Plan and Agreement of Merger dated November 13, 1996 ("Merger Agreement"), between the Corporation and BSI Holdings, Inc. ("BSI"), (A) any item set forth in clause (i) above with respect to BSI or any successor entity (or by any subsidiary of BSI or any successor entity and guaranteed by BSI) including, without limitation, (x) the Second Amended and Restated Loan and Security Agreement dated as of August 9, 1996, among Brazos Sportswear, Inc., a Texas corporation and subsidiary of BSI ("Brazos"), and Fleet Capital Corporation, as agent for itself and The First National Bank of Boston, as such Agreement may thereafter from time to time be amended, supplemented or restated and (y) those certain Debentures of Brazos dated August 9, 1996, payable to Allied Investment Corporation and Allied Investment Corporation II, in the original maximum principal amount of $3,500,000, (B) the Company's Junior Subordinated Debenture dated as of August 2, 1996, payable to the order of Plymouth Mills, Inc., in the original principal balance of $4,000,000 and (C) the Company's Junior Subordinated Debenture dated as of September 30, 1996, payable to the order of Plymouth Mills, Inc., with respect to 50% of the Earnout Amount determined pursuant to Section 1.2(d) of that certain Asset Purchase Agreement, dated August 2, 1996, between, among others, Brazos and Plymouth Mills, Inc.


                  (n) "Series A-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-1 Preferred Stock, $.01 par value per share.

                  (o) "Series A-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-2 Preferred Stock, $.01 par value per share.

                  (p) "Series B-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-1 Preferred Stock, $.01 par value per share.

                  (q) "Series B-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-2 Preferred Stock, $.01 par value per share.

                  (r) "Series B-3 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-3 Preferred Stock, $.01 par value per share.

                  (s) All accounting terms used herein and not expressly defined herein shall have the meanings given to them in accordance with generally accepted accounting principles consistently applied and in effect as of the date of the relevant calculation.

      2. DIVIDENDS. The holders of Series B-2 Preferred Stock, in preference to the holders of Series A-2 Preferred Stock, Series A-1 Preferred Stock and the Common Stock, shall be entitled to receive, but only to the extent of funds legally available therefor, cumulative, preferential dividends at the annual rate of $.08 per share, payable as hereafter described. Such dividends shall commence to accrue on the shares of Series B-2 Preferred Stock and be cumulative from and after the date of issuance of such shares of Series B-2 Preferred Stock and shall be deemed to accumulate and accrue from day to day thereafter. Dividends under this Section 2 shall be payable quarterly in arrears so long as the Series B-2 Preferred Stock is outstanding, on or before each Quarterly Dividend Date. Other than dividends payable incident to a redemption of the Series B-2 Preferred Stock under Section 3 below or a conversion of the Series B-2 Preferred Stock under Section 5 below or in respect of fractional shares as described below, all dividends on the Series B-2 Preferred Stock hereunder shall be payable not in cash, but rather by the Corporation's issuance and delivery to each record holder of Series B-2 Preferred Stock of a number of additional shares of Series B-2 Preferred Stock determined by dividing the amount of each such dividend by $1.00. Within 30 days after each Quarterly Dividend Date, the Corporation shall issue and deliver to each record holder of Series B-2 Preferred Stock on such Quarterly Dividend Date one or more certificates evidencing the number of whole shares of Series B-2 Preferred Stock payable as a dividend to such holder as provided above, and such shares, when so issued and delivered, shall be deemed fully paid and nonassessable shares of the Corporation's Series B-2 Preferred Stock. No fractional shares of Series B-2 Preferred Stock or scrip will be issued in respect of fractional interests resulting from any dividend hereunder; in lieu of any fractional shares of Series B-2 Preferred Stock which may be issued as aforesaid, the holders thereof instead shall receive a cash payment in an amount equal to the product of such fraction multiplied by $1.00. So long as any of the Series B-2 Preferred Stock remains outstanding, no dividends or distributions (other than dividends or distributions on Common Stock payable in Common Stock) shall be paid upon, or declared or set apart for, any Series A-2 Preferred Stock, Series A-1 Preferred Stock and Common Stock, nor shall any of such stock (other than Common Stock acquired in exchange for, or out of the cash proceeds of, the issue of other Common Stock or out of cash contributions to the capital of the Corporation) be purchased, redeemed, retired or otherwise acquired by the Corporation, unless and until in either case all cumulative dividends on the then outstanding shares of Series B-2 Preferred Stock shall have been or concurrently shall be paid.

      3.    REDEMPTION.


                  (a) MANDATORY REDEMPTION. Subject to the provisions of Section
            3(d), on the Mandatory Redemption Date, the Corporation shall redeem, out of funds legally available therefor, all of the shares of Series B-2 Preferred Stock then outstanding, at a redemption price of $1.00 per share (plus all accrued and unpaid dividends thereon through such date as provided in Section 3(c) below).


                  (b)   OPTIONAL REDEMPTION.

                        (i) Subject to the provisions of Section 3(d) and
                  provided no shares of Series B-3 Preferred Stock are then outstanding, at any time while any shares of Series B-2 Preferred Stock are outstanding, the Corporation, at the option of the Board of Directors, may redeem from the holders of the Series B-2 Preferred Stock, at a redemption price of $1.00 per share (plus all accrued and unpaid dividends thereon through the date designated for redemption as provided in
                  Section 3(c) below), all or any portion of Series B-2 Preferred Stock outstanding on the date designated for such redemption. In case less than all of the outstanding shares of Series B-2 Preferred Stock are to be redeemed under this
                  Section 3(b)(i), such redemption shall be made on a pro rata basis in accordance with each holder's respective holdings of such shares as of the date designated for redemption.


                        (ii) In addition to the optional redemption pursuant to
                  Section 3(b)(i) and subject to the provisions of Section 3(d), at any time while any shares of Series B-2 Preferred Stock are outstanding, the Corporation, at the option of the Board of Directors, may redeem from the holders of Series B-2 Preferred Stock, out of funds legally available therefor, at a redemption price of $.01 per share (plus all accrued and unpaid dividends thereon through the date designated for redemption as provided in Section 3(c) below), all but not less than all, of the shares of Series B-2 Preferred Stock outstanding on the date set for redemption, provided that the right of the Corporation to redeem the shares of Series B-2 Preferred Stock under this Section 3(b)(ii) is subject to the Company mailing the redemption notice in accordance with
                  Section 3(d) within 30 days following any period of 20 consecutive trading days during which the Market Price per share of the Common Stock is at or above $3.50 per share (as adjusted for stock splits, combinations and other similar corporate events).

                        (iii) Notwithstanding any provision contained in this
                  Section 3(b) to the contrary, in no event shall the Corporation redeem any shares of Series B-2 Preferred Stock under this Section 3(b), nor shall any holders of such shares accept payment upon such redemption, if at the time of such redemption there exists a default or event of default within the meaning of any Senior Loan Agreement or such redemption would cause a default or event of default under any Senior Loan Agreement.

                  (c) ACCRUED DIVIDENDS. Upon any mandatory or optional
            redemption under paragraph (a) or (b) above, the Corporation shall, simultaneously with the making of any such redemption, pay to the holders of the Series B-2 Preferred Stock being redeemed all dividends accrued and unpaid on the shares being redeemed through the date of redemption; provided, however, that in case of the payment of dividends under this paragraph (c), such dividends shall be paid in cash, and not in shares of Series B-2 Preferred Stock as provided in Section 2 above.

                  (d)   GENERAL.

                        (i) The Corporation shall provide written notice of any
                  mandatory or optional redemption under this Section 3 shall be not less than 30 days prior to the date fixed or designated for such redemption to the holders of record as of the relevant record date of the shares of Series B-2 Preferred Stock to be so redeemed at their respective addresses then appearing on the stock books of the Corporation. Each redemption notice to be provided under this Section 3 shall be by certified mail, return receipt requested and shall specify
                  (i) the redemption date, (ii) the redemption price per share and (iii) the place for payment and for delivering necessary transfer instruments to be executed by the holder in order for the holder to receive the redemption price. No holder of shares of Series B-2 Preferred Stock redeemed in accordance with this Section 3 shall be entitled to receive payment of the redemption price for such shares until such holder causes to be delivered in accordance with the redemption notice the stock certificate representing the shares so redeemed and transfer instructions satisfactory to the Company.

                        (ii) From and after the effective date of redemption and
                  the setting aside of the funds necessary for redemption, notwithstanding that any certificate for shares of Series B-2 Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares to be redeemed shall no longer be deemed outstanding, and the holders of certificates representing such shares shall have with respect to such shares no rights in or with respect to the Corporation except the right to receive, upon the surrender of such certificates, the redemption price therefor. Shares of Series B-2 Preferred Stock redeemed by the Corporation pursuant to this Section 3 shall not be reissued and shall be canceled and retired.

      4.    PREFERENCE ON LIQUIDATION, DISSOLUTION OR WINDING UP.

                  (a) DEFINITION. A consolidation or merger of the Corporation, a sale or transfer of substantially all of its assets as an entirety, or any purchase or redemption of capital stock of the Corporation of any class, shall not be regarded as "liquidation, dissolution or winding up of the affairs of the Corporation" within the meaning of this Section 4.

                  (b) SERIES B-2 PREFERRED STOCK. During any proceedings for the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation and subject to the rights of the Series B-3 Preferred Stock, the holders of the Series B-2 Preferred Stock shall be entitled to receive $1.00 in cash for each share of Series B-2 Preferred Stock (together with all accrued and unpaid dividends on each share of Series B-2 Preferred Stock), before any distribution of the assets of the Corporation shall be made in respect of the outstanding Junior Stock, or funds necessary for such payment shall have been set aside in trust for the account of the holders of the outstanding Series B-2 Preferred Stock so as to be and continue available therefor. If upon such liquidation, dissolution or winding up, the assets distributable to the holders of the Series B-2 Preferred Stock as aforesaid shall be insufficient to permit the payment to them of such $1.00 per share (plus such accrued and unpaid dividends), the assets of the Corporation shall be distributed to the holders of the Series B-2 Preferred Stock ratably until they shall have received the full amount to which they would otherwise be entitled. If the assets of the Corporation are sufficient to permit the payment of such amounts to the holders of the Series B-2 Preferred Stock, the remainder of the assets of the Corporation, if any, after the distribution as aforesaid shall be distributed and divided ratably among the holders of the Junior Stock then outstanding according to their respective shares, interests and priorities.

      5. CONVERSION RIGHTS. The Series B-2 Preferred Stock shall be convertible as follows:

                  (a) OPTIONAL CONVERSION. Subject to and upon compliance with the provisions of this Section 5, the holder of any shares of Series B-2 Preferred Stock shall have the right at such holder's option, at any time prior to the close of business on the date fixed for redemption, and without the payment of any additional consideration therefor, to convert any of such shares of Series B-2 Preferred Stock into fully paid and nonassessable shares of Common Stock at the Conversion Ratio (as defined in Section 5(d) below) in effect on any Conversion Date (as defined in Section 5(e) below) upon the terms hereinafter set forth.

                  (b) AUTOMATIC CONVERSION. Each outstanding share of Series B-2
            Preferred Stock shall automatically convert, without any further act of the Corporation or its stockholders, at the Conversion Ratio then in effect, into fully paid and nonassessable shares of Common Stock upon the consummation of a Qualified Public Offering, provided that the per share offering price to the public is not less than $3.50 per share (as adjusted for stock splits, combinations and similar corporate events).

                  (c) ACCRUED DIVIDENDS. Upon any optional or automatic
            conversion under paragraph (a) or (b) above, the Corporation shall simultaneously with such conversion, pay to the holders of the Series B-2 Preferred Stock being converted all dividends accrued and unpaid on the shares being converted through the date of conversion; provided, however, that in case of payment of dividends under this paragraph (c), such dividends shall be paid in cash, and not in shares of Series B-2 Preferred Stock as provided in Section 2 above.

                  (d) CONVERSION RATIO. Each share of Series B-2 Preferred Stock shall be convertible pursuant to Sections 5(a) and 5(b) into a number of shares of Common Stock determined by dividing (x) $1.00 (the liquidation value per share) by (y) the Conversion Factor in effect on any Conversion Date (the "Conversion Ratio"). For the purposes of this Section 5, the term "Conversion Factor" initially shall mean $2.20.

                  (e) MECHANICS OF CONVERSION. The holder of any shares of
            Series B-2 Preferred Stock may exercise the conversion right specified in Section 5(a) by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates for the shares to be converted, accompanied by written notice specifying the number of shares to be converted. Upon the occurrence of automatic conversion pursuant to Section 5(b), the outstanding shares of Series B-2 Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided that the Corporation shall not be obligated to issue to any holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of Series B-2 Preferred Stock are delivered either to the Corporation or any transfer agent of the Corporation. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and of certificates for shares being converted is made or on the date specified in Section 5(b), as the case may be, and such date is referred to herein as the "Conversion Date." Subject to the provisions of Section 5(g)(iii), as promptly as practicable thereafter (and after surrender of the certificate or certificates representing shares of Series B-2 Preferred Stock to the Corporation or any transfer agent of the Corporation in the case of conversion pursuant to Section 5(b)) the Corporation shall issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check or cash with respect to any fractional interest in a share of Common Stock as provided in
            Section 5(f). Subject to the provisions of Section 5(g)(iii), the person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series B-2 Preferred Stock surrendered for conversion (in the case of conversion pursuant to Section 5(a)), the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series B-2 Preferred Stock representing the unconverted portion of the certificate so surrendered.

                  (f) FRACTIONAL SHARES. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series B-2 Preferred Stock. If more than one share of Series B-2 Preferred Stock is surrendered for conversion at any one time by the same holder or is held by the same holder at the time of any automatic conversion, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares so surrendered or held, as the case may be. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series B-2 Preferred Stock, the Corporation shall pay out of funds legally available therefor a cash adjustment in respect of such fractional interest, rounded to the nearest one hundredth (1/100th) of a share, in an amount equal to that fractional interest of the then Market Price, rounded to the nearest cent ($.01), of one share of Common Stock.

                  (g) CONVERSION FACTOR ADJUSTMENTS. The Conversion Factor shall be subject to adjustment from time to time as follows:

                        (i) STOCK DIVIDENDS, SUBDIVISIONS, RECLASSIFICATIONS OR
                  COMBINATIONS. If the Corporation shall (x) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock, (y) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares of Common Stock or (z) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock, the Conversion Factor in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to that number determined by multiplying the Conversion Factor in effect by a fraction
                  (x) the numerator of which shall be the total number of issued and outstanding shares of Common Stock immediately prior to such dividend, distribution, subdivision, combination or reclassification and (y) the denominator of which shall be the total number of issued and outstanding shares of Common Stock immediately after such dividend, distribution, subdivision, combination or reclassification. Successive adjustments in the Conversion Factor shall be made whenever any event specified above shall occur.

                        (ii) ROUNDING OF CALCULATIONS: MINIMUM ADJUSTMENT. All
                  calculations under this Section 5(g) shall be made to the nearest cent ($.01) or to the nearest one hundredth (1/100th) of a share, as the case may be. Any provision of this Section 5 to the contrary notwithstanding, no adjustment in the Conversion Factor shall be made if the amount of such adjustment would be less than 1% of the then current Conversion Factor until the end of one year after such adjustment otherwise would have been required; but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate 1% of the then current Conversion Factor or more, provided that if the events giving rise to such adjustments occur within three months of each other, then such adjustments shall be calculated as if the events giving rise to them had occurred simultaneously on the date of the first such event.

                        (iii) TIMING OF ISSUANCE OF ADDITIONAL COMMON STOCK UPON
                  CERTAIN ADJUSTMENTS. In any case in which the provisions of this Section 5(g) provide that an adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event (x) issuing to the holder of any share of Series B-2 Preferred Stock converted after such record date and before the occurrence of such event, the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such conversion before giving effect to such adjustment and (y) paying to such holder any amount of cash in lieu of a fractional share of Common Stock pursuant to Section 5(f); provided that the Corporation upon request shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

                  (h) COSTS. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series B-2 Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in the name other than that of the holder of the shares of Series B-2 Preferred Stock in respect of which such shares are being issued.

      6. VOTING RIGHTS. Such share of Series B-2 Preferred Stock shall have the right to one vote for each share of Common Stock into which such share of Series B-2 Preferred Stock could then be converted (with any fractional shares determined on an aggregate conversion basis being rounded to the nearest whole share), and with respect to such vote such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote, together with holders of Common Stock, with respect to any questions or action upon which holders of Common Stock have the right to vote and shall not vote as a separate class except as required by law.

      7. RIGHT OF FIRST REFUSAL. If any holder of Series B-2 Preferred Stock desires to sell, assign, transfer or otherwise dispose of any shares of Series B-2 Preferred Stock, then such holder (for purposes of this Section 7, the "Selling Stockholder"), prior to making any such sale, shall first offer such shares of Series B-2 Preferred Stock (for purposes of this Section 7, the "Option Shares") for sale to the Corporation and then to the other holders of the Series B-2 Preferred Stock on a pro rata basis as hereafter provided, in accordance with the following provisions of this Section 7.

                  (a) OPTION PRICE, TERMS; OFFERING NOTICES. The price per
            Option Share at which the Selling Stockholder shall be required to offer the Option Shares (for purposes of this Section 7, the "Option Price") and the terms of such offer, shall be the price at which and the terms upon which any proposed third party purchaser shall have offered to purchase the Option Shares from the Selling Stockholder and which the Selling Stockholder is prepared to accept. Each offer required to be made by the Selling Stockholder pursuant to this
            Section 7 shall be made by a written notice (for purposes of this Section 7, the "Offering Notice") which shall state that the offer is being made pursuant to this Section 7 and which shall set forth the number of Option Shares, the name or names of the proposed purchaser or purchasers of the Option Shares, the price per share offered by such proposed purchaser or purchasers for the Option Shares, the method of payment of the purchase price and the scheduled date of consummation of such proposed sale. A copy of the written offer from any proposed third-party purchaser shall be attached to each Offering Notice.

                  (b) OFFER TO THE CORPORATION. The Selling Stockholder shall offer the option Shares to the Corporation by delivering an offering Notice to the Corporation. Within 30 days following the Corporation's receipt of such Offering Notice, the Corporation shall deliver to the Selling Stockholder a reply notice accepting the offer of the Selling Stockholder with respect to all (but not less than all) of the Option Shares or rejecting such offer. If by such reply notice the Corporation accepts the offer made by the Selling Stockholder, the reply notice shall constitute an agreement binding on the Selling Stockholder and the Corporation to sell and purchase the option Shares at a price per share equal to the option Price. If within such 30-day period, the Corporation shall have failed to deliver a reply notice accepting the offer of the Selling Stockholder as to all of the Option Shares, the Corporation shall be deemed to have rejected such offer. If the Corporation rejects or intends to reject such offer, it shall mail a notice to such effect to every record holder (other than the Selling Stockholder) of the Series B-2 Preferred Stock as of the date of the Corporation's receipt of the Offering Notice. (collectively, "Remaining Stockholders"); which notice of the Corporation shall also include a copy of the Offering Notice.

                  (c) OFFER TO REMAINING STOCKHOLDERS. If the Corporation
            rejects or is deemed to have rejected the foregoing offer under paragraph (b) above, then the Selling Stockholder shall thereupon be deemed to have offered the Option Shares to the Remaining Stockholders on the same price and terms set forth in the Offering Notice. Such offer shall be made on a pro rata basis in accordance with each Remaining Stockholder's holdings of Series B-2 Preferred Stock on the date of the Offering Notice; provided, however, that prior to acceptance of such offer, any one or more Remaining Stockholders may agree among themselves as to a different allocation for purposes of accepting such offer. Within 30 days following the date of the Corporation's notice referred to in paragraph (b) above, each Remaining Stockholder desiring to accept such offer shall deliver to the Selling Stockholder a reply notice accepting the offer of the Selling Stockholder with respect to all (but not less than all) of such Remaining Stockholder's pro rata portion of the Option Shares, or rejecting such offer; provided, however, that prior to expiration of such 30-day period, the Selling Stockholder shall have received reply notices from Remaining Stockholders as to all (but not less than all) of all Option Shares being offered. If by such reply notice(s) the Remaining Stockholders collectively accept the offer made by the Selling Stockholder, such reply notice(s) shall constitute an agreement binding on the Selling Stockholder and each such Remaining Stockholder (severally, but not jointly) to sell and purchase the Option Shares at a price per share equal to the Option Price. If within such 30-day period, the Remaining Stockholders collectively shall have failed to deliver one or more reply notices accepting the offer of the Selling Stockholder as to all of the Option Shares, the Remaining Stockholders shall be deemed to have rejected such offer.

                  (d) LAPSE OF OPTION. If the foregoing offer to sell Option
            Shares has been made by the Selling Stockholder and has not been accepted by the Corporation or the Remaining Stockholders, then the Selling Stockholder may sell not less than all of the Option Shares at any time within, but not sub sequent to, 60 days after the lapse of the option granted pursuant to this Section 7; provided, however, that no sale of the option Shares shall be made at any price lower than the Option Price or on terms materially different from those specified in the Offering Notice or to any person or persons other than the persons specified in the Offering Notice. If after the lapse of such 60-day period the Option Shares shall not have been sold, all of the provisions of this Section 7 shall apply to any future sale or other disposition of shares of Series B-2 Preferred Stock owned by the Selling Stockholder.

                  (e) CONSUMMATION OF PURCHASES. Each transaction of purchase and sale of Option Shares pursuant to this Section 7 shall be completed by delivery of the stock certificates representing the Option Shares endorsed in blank, or accompanied by duly executed stock powers, and by actual registration of the transfer of the Option Shares on the books of the Corporation upon payment of the purchase price to the Selling Stockholder. Any such transaction shall be closed at such time and place as shall be agreed upon by the parties thereto, or, if no such agreement is reached, at the principal office of the Corporation on the 30th day following the date of delivery of the last reply notice given in connection with such transaction or, if such day shall not be a business day, on the first business day thereafter during normal business hours.

      8. EXCLUSION OF OTHER RIGHTS. Unless otherwise required by law, the shares of Series B-2 Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights other than those specifically set forth herein.

      E. RESOLVED, that pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, there shall be established and authorized for issuance a series of the Corporation's Preferred Stock, $.01 par value per share, designated "Series B-3 Preferred Stock" (herein referred to as "Series B-3 Preferred Stock"), consisting of Three Million Five Hundred Thousand (3,500,000) shares, each of the par value of $.01 per share, and having the voting powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions set forth below:

      1. DEFINITIONS. For purposes of the Series B-3 Preferred Stock, the following terms shall have the following definitions or shall be subject to the following rules of construction:

                  (a) "Board of Directors" means the Board of Directors of the Corporation.

                  (b) "Brazos" means Brazos Sportswear, Inc., a Texas
            corporation and subsidiary of the Corporation.


                  (c) "Common Stock" means shares of the Corporation's Common Stock, no par value per share.


                  (d) "Junior Stock" means, collectively, the Common Stock, the
            Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series B-1 Preferred Stock and the Series B-2 Preferred Stock.


                  (e) "Mandatory Redemption Date" means the earlier to occur of
            (i) the date of consummation of a Qualified Public Offering, but only to the extent the offering price per share of Common Stock is less than $3.50 (as adjusted for stock splits, combinations and other similar corporate events), (ii) the date of consummation of a Sale, or (iii) December 31, 2003.


                  (f) "Market Price" of a share of Common Stock on any given date means (i) the closing sales price of a share of Common Stock as reported on the principal securities exchange on which shares of Common Stock are then listed or admitted to trading or (ii) if not so reported, the average of the closing bid and asked prices for a share of Common Stock as quoted on the National Association of Securities Dealers Automated Quotation System

            ("NASDAQ") or (iii) if not quoted on NASDAQ, the average of the closing bid and asked prices for a share of Common Stock as quoted by the National Quotation Bureau's "Pink Sheets" or the National Association of Securities Dealers OTC Bulletin Board System. If the price of a share of Common Stock shall not be so reported, the Market Price of a share of Common Stock shall be determined by the Board in its absolute discretion.

                  (g) The term "outstanding," when used with reference to shares of capital stock, shall mean issued shares, excluding shares held by the Corporation or a subsidiary of the Corporation.

                  (h) "Preferred Stock" means shares of any series of the
            Corporation's Preferred Stock, $.01 par value per share.

                  (i) "Qualified Public Offering" means the underwritten public offering of Common Stock by the Corporation for cash for its own account pursuant to a registration statement filed under the Securities Act (other than any registration statement relating to warrants, options or shares of capital stock of the Corporation granted or to be granted or sold primarily to employees, directors, or officers of the Corporation, a registration statement filed pursuant to Rule 145 under the Securities Act or any successor rule, a registration statement relating to employee benefit plans or interests therein or any registration statement covering securities issued in connection with any debt financing of the Corporation), in which the net offering proceeds to be received by the Corporation are at least $15,000,000.

                  (j) "Quarterly Dividend Date" means the last day of each
            March, June, September and December in each year in which any shares of Series B-3 Preferred Stock are outstanding.


                  (k) "Sale" means a single transaction or a series of related transactions having the effect of (i) the sale, transfer, lease or conveyance of all or substantially all of the properties and assets of the Corporation to any other corporation or corporations or other person or persons (other than a subsidiary of the Corporation), (ii) the sale, transfer or conveyance (other than in a merger or consolidation of the Corporation) of all or substantially all of the issued and outstanding voting securities of the Corporation to any other corporation or corporations or other person or persons or
            (iii) the merger or consolidation of the Corporation with or into any other corporation or corporations or entity or entities in which the Corporation is not the sole surviving corporation or continuing corporation, other than a consolidation or merger in which the holders of shares of the Common Stock immediately preceding such consolidation or merger receive, directly or indirectly, (A) 50% or more of the common stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation and (B) securities representing 50% or more of the combined voting power of the voting stock of the sole surviving or continuing corporation outstanding immediately following the consummation of such merger or consolidation.


                  (l) "Securities Act" means the Securities Act of 1933, as amended.


                  (m) "Senior Loan Agreement" means (i) any loan, credit or
            other similar agreement, together with all notes, debentures, security agreements and other loan documents executed and delivered in connection therewith, evidencing any indebtedness of the Corporation or any successor entity for money heretofore, now or hereafter borrowed by the Corporation or any successor entity (or by any subsidiary of the Corporation or any successor entity and guaranteed by the Corporation or any successor entity) from one or more banks, financial institutions or other institutional lenders and (ii) upon consummation of the merger contemplated under that certain Plan and Agreement of Merger dated November 13, 1996 ("Merger Agreement"), between the Corporation and BSI Holdings, Inc. ("BSI"), (A) any item set forth in clause (i) above with respect to BSI or any successor entity (or by any subsidiary of BSI or any successor entity and guaranteed by BSI) including, without limitation, (x) the Second Amended and Restated Loan and Security Agreement dated as of August 9, 1996, among Brazos Sportswear, Inc., a Texas corporation and subsidiary of BSI ("Brazos"), and Fleet Capital Corporation, as agent for itself and The First National Bank of Boston, as such Agreement may thereafter from time to time be amended, supplemented or restated and (y) those certain Debentures of Brazos dated August 9, 1996, payable to Allied Investment Corporation and Allied Investment Corporation II, in the original maximum principal amount of $3,500,000, (B) the Company's Junior Subordinated Debenture dated as of August 2, 1996, payable to the order of Plymouth Mills, Inc., in the original principal balance of $4,000,000 and (C) the Company's Junior Subordinated Debenture dated as of September 30, 1996, payable to the order of Plymouth Mills, Inc., with respect to 50% of the Earnout Amount determined pursuant to Section 1.2(d) of that certain Asset Purchase Agreement, dated August 2, 1996, between, among others, Brazos and Plymouth Mills, Inc.


                  (n) "Series A-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-1 Preferred Stock, $.01 par value per share.

                  (o) "Series A-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series A-2 Preferred Stock, $.01 par value per share.

                  (p) "Series B-1 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-1 Preferred Stock, $.01 par value per share.

                  (q) "Series B-2 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-2 Preferred Stock, $.01 par value per share.

                  (r) "Series B-3 Preferred Stock" means the series of Preferred
            Stock designated by the Corporation as its Series B-3 Preferred Stock, $.01 par value per share.

                  (s) All accounting terms used herein and not expressly defined herein shall have the meanings given to them in accordance with generally accepted accounting principles consistently applied and in effect as of the date of the relevant calculation.


      2. DIVIDENDS. The holders of Series B-3 Preferred Stock, in preference to the holders of Series A-2 Preferred Stock, Series A-1 Preferred Stock and the Common Stock, shall be entitled to receive, but only to the extent of funds legally available therefor, cumulative, preferential dividends at the annual rate of $.08 per share, payable as hereafter described. Such dividends shall commence to accrue on the shares of Series B-3 Preferred Stock and be cumulative from and after the date of issuance of such shares of Series B-3 Preferred Stock and shall be deemed to accumulate and accrue from day to day thereafter. Dividends under this Section 2 shall be payable quarterly in arrears so long as the Series B-3 Preferred Stock is outstanding, on or before each Quarterly Dividend Date. Other than dividends payable incident to a redemption of the Series B-3 Preferred Stock under Section 3 below or a conversion of the Series B-3 Preferred Stock under Section 5 below or in respect of fractional shares as described below, all dividends on the Series B-3 Preferred Stock hereunder shall be payable not in cash, but rather by the Corporation's issuance and delivery to each record holder of Series B-3 Preferred Stock of a number of additional shares of Series B-3 Preferred Stock determined by dividing the amount of each such dividend by $1.00. Within 30 days after each Quarterly Dividend Date, the Corporation shall issue and deliver to each record holder of Series B-3 Preferred Stock on such Quarterly Dividend Date one or more certificates evidencing the number of whole shares of Series B-1 Preferred Stock payable as a dividend to such holder as provided above, and such shares, when so issued and delivered, shall be deemed fully paid and nonassessable shares of the Corporation's Series B-3 Preferred Stock. No fractional shares of Series B-3 Preferred Stock or scrip will be issued in respect of fractional interests resulting from any dividend hereunder; in lieu of any fractional shares of Series B-3 Preferred Stock which may be issued as aforesaid, the holders thereof instead


F:\EDGAR\1CLIENTS\SUNSPORT\S-4\ORIG\1-22-97\103348.2
            shall receive a cash payment in an amount equal to the product of such fraction multiplied by $1.00. So long as any of the Series B-3 Preferred Stock remains outstanding, no dividends or distributions (other than dividends or distributions on Common Stock payable in Common Stock) shall be paid upon, or declared or set apart for, any Series A-2 Preferred Stock, Series A-1 Preferred Stock and Common Stock, nor shall any of such stock (other than Common Stock acquired in exchange for, or out of the cash proceeds of, the issue of other Common Stock or out of cash contributions to the capital of the Corporation) be purchased, redeemed, retired or otherwise acquired by the Corporation, unless and until in either case all cumulative dividends on the then outstanding shares of Series B-3 Preferred Stock shall have been or concurrently shall be paid.

      3.    REDEMPTION.


                  (a) MANDATORY REDEMPTION. Subject to the provisions of Section
            3(d), on the Mandatory Redemption Date, the Corporation shall redeem, out of funds legally available therefor, all of the shares of Series B-3 Preferred Stock then outstanding, at a redemption price of $1.00 per share (plus all accrued and unpaid dividends thereon through such date as provided in Section 3(c) below).


                  (b)   OPTIONAL REDEMPTION.

                        (i) Subject to the provisions of Section 3(d), at any
                  time while any shares of Series B-3 Preferred Stock are outstanding, the Corporation, at the option of the Board of Directors, may redeem from the holders of the Series B-3 Preferred Stock, at a redemption price of $1.00 per share (plus all accrued and unpaid dividends thereon through the date designated for redemption as provided in Section 3(c) below), all or any portion of Series B-3 Preferred Stock outstanding on the date designated for such redemption. In case less than all of the outstanding shares of Series B-3 Preferred Stock are to be redeemed under this Section 3(b)(i), such redemption shall be made on a pro rata basis in accordance with each holder's respective holdings of such shares as of the date designated for redemption.


                        (ii) In addition to the optional redemption pursuant to
                  Section 3(b)(i) and subject to the provisions of Section 3(d), at any time while any shares of Series B-3 Preferred Stock are outstanding, the Corporation, at the option of the Board of Directors, may redeem from the holders of Series B-3 Preferred Stock, out of funds legally available therefor, at a redemption price of $.01 per share (plus all accrued and unpaid dividends thereon through such date as provided


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                                     E-44
                  in Section 3(c) below), all but not less than all, of the shares of Series B-3 Preferred Stock outstanding on the date set for redemption provided that the right of the Corporation to redeem the shares of Series B-3 Preferred Stock under this
                  Section 3(b)(ii) is subject to the Company mailing the redemption notice in accordance with Section 3(d) within 30 days following any period of 20 consecutive trading days during which the Market Price per share of the Common Stock is at or above $3.50 per share (as adjusted for stock splits, combinations and other similar corporate events).


                        (iii) Notwithstanding any provision contained in this
                  Section 3(b) to the contrary, in no event shall the Corporation redeem any shares of Series B-3 Preferred Stock under this Section 3(b), nor shall any holders of such shares accept payment upon such redemption, if at the time of such redemption there exists a default or event of default within the meaning of any Senior Loan Agreement or such redemption would cause a default or event of default under any Senior Loan Agreement.

                  (c) ACCRUED DIVIDENDS. Upon any mandatory or optional
            redemption under paragraph (a) or (b) above, the Corporation shall, simultaneously with the making of any such redemption, pay to the holders of the Series B-3 Preferred Stock being redeemed all dividends accrued and unpaid on the shares being redeemed through the date of redemption; provided, however, that in case of the payment of dividends under this paragraph (c), such dividends shall be paid in cash, and not in shares of Series B-3 Preferred Stock as provided in Section 2 above.

                  (d)   GENERAL.

                        (i) The Corporation shall provide written notice of any
                  mandatory or optional redemption under this Section 3 not less than 30 days prior to the date fixed or designated for such redemption, to the holders of record as of the relevant record date of the shares of Series B-3 Preferred Stock to be so redeemed as the case may be, at their respective addresses then appearing on the stock books of the Corporation. Each redemption notice to be provided under this Section 3 shall be by certified mail, return receipt requested and shall specify
                  (i) the redemption date, (ii) the redemption price per share and (iii) the place for payment and for delivering necessary transfer instruments to be executed by the holder in order for the holder to receive the redemption price. No holder of shares of Series B-3

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




                  Preferred Stock redeemed in accordance with this Section 3 shall be entitled to receive payment of the redemption price for such shares until such holder causes to be delivered in accordance with the redemption notice the stock certificate representing the shares so redeemed and transfer instructions satisfactory to the Company.

                        (ii) From and after the effective date of redemption and
                  the setting aside of the funds necessary for redemption, notwithstanding that any certificate for shares of Series B-3 Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares to be redeemed shall no longer be deemed outstanding, and the holders of certificates representing such shares shall have with respect to such shares no rights in or with respect to the Corporation except the right to receive, upon the surrender of such certificates, the redemption price therefor. Shares of Series B-3 Preferred Stock redeemed by the Corporation pursuant to this Section 3 shall not be reissued and shall be canceled and retired.

      4.    PREFERENCE ON LIQUIDATION, DISSOLUTION OR WINDING UP.

                  (a) DEFINITION. A consolidation or merger of the Corporation, a sale or transfer of substantially all of its assets as an entirety, or any purchase or redemption of capital stock of the Corporation of any class, shall not be regarded as "liquidation, dissolution or winding up of the affairs of the Corporation" within the meaning of this Section 4.

                  (b) SERIES B-3 PREFERRED STOCK. During any proceedings for the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of the Series B-3 Preferred Stock shall be entitled to receive $1.00 in cash for each share of Series B-3 Preferred Stock (together with all accrued and unpaid dividends on each share of Series B-3 Preferred Stock), before any distribution of the assets of the Corporation shall be made in respect of the outstanding Junior Stock, or funds necessary for such payment shall have been set aside in trust for the account of the holders of the outstanding Series B-3 Preferred Stock so as to be and continue available therefor. If upon such liquidation, dissolution or winding up, the assets distributable to the holders of the Series B-3 Preferred Stock as aforesaid shall be insufficient to permit the payment to them of such $1.00 per share (plus such accrued and unpaid dividends), the assets of the Corporation shall be distributed to the holders of the Series B-3 Preferred Stock ratably until they shall have received the full amount to which they would otherwise be entitled. If the assets of the Corporation are sufficient to permit the payment of such amounts to the holders of the Series B-3 Preferred

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            Stock, the remainder of the assets of the Corporation, if any, after the distribution as aforesaid shall be distributed and divided ratably among the holders of the Junior Stock then outstanding according to their respective shares, interests and priorities.

      5. CONVERSION RIGHTS. The Series B-3 Preferred Stock shall be convertible as follows:

                  (a) OPTIONAL CONVERSION. Subject to and upon compliance with the provisions of this Section 5, the holder of any shares of Series B-3 Preferred Stock shall have the right at such holder's option, at any time prior to the close of business on the date fixed for redemption, and without the payment of any additional consideration therefor, to convert any of such shares of Series B-3 Preferred Stock into fully paid and nonassessable shares of Common Stock at the Conversion Ratio (as defined in Section 5(d) below) in effect on any Conversion Date (as defined in Section 5(e) below) upon the terms hereinafter set forth.

                  (b) AUTOMATIC CONVERSION. Each outstanding share of Series B-3
            Preferred Stock shall automatically convert, without any further act of the Corporation or its stockholders, at the Conversion Ratio then in effect, into fully paid and nonassessable shares of Common Stock upon the consummation of a Qualified Public Offering, provided that the per share offering price to the public is not less than $3.50 per share (as adjusted for stock splits, combinations and similar corporate events).

                  (c) ACCRUED DIVIDENDS. Upon any optional or automatic
            conversion under paragraph (a) or (b) above, the Corporation shall simultaneously with such conversion, pay to the holders of the Series B-3 Preferred Stock being converted all dividends accrued and unpaid on the shares being converted through the date of conversion; provided, however, that in case of payment of dividends under this paragraph (c), such dividends shall be paid in cash, and not in shares of Series B-3 Preferred Stock as provided in Section 2 above.

                  (d) CONVERSION RATIO. Each share of Series B-3 Preferred Stock shall be convertible pursuant to Sections 5(a) and 5(b) into a number of shares of Common Stock determined by dividing (x) $1.00 (the liquidation value per share) by (y) the Conversion Factor in effect on any Conversion Date (the "Conversion Ratio"). For the purposes of this Section 5, the term "Conversion Factor" initially shall mean $2.20.

                  (e) MECHANICS OF CONVERSION. The holder of any shares of
            Series B-3 Preferred Stock may exercise the conversion right specified in Section 5(a) by surrendering to the Corporation or any transfer agent of the

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            Corporation the certificate or certificates for the shares to be converted, accompanied by written notice specifying the number of shares to be converted. Upon the occurrence of automatic conversion pursuant to Section 5(b), the outstanding shares of Series B-3 Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided that the Corporation shall not be obligated to issue to any holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of Series B-3 Preferred Stock are delivered either to the Corporation or any transfer agent of the Corporation. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and of certificates for shares being converted is made or on the date specified in Section 5(b), as the case may be, and such date is referred to herein as the "Conversion Date." Subject to the provisions of Section 5(g)(iii), as promptly as practicable thereafter (and after surrender of the certificate or certificates representing shares of Series B-3 Preferred Stock to the Corporation or any transfer agent of the Corporation in the case of conversion pursuant to Section 5(b)) the Corporation shall issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check or cash with respect to any fractional interest in a share of Common Stock as provided in
            Section 5(f). Subject to the provisions of Section 5(g)(iii), the person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series B-3 Preferred Stock surrendered for conversion (in the case of conversion pursuant to Section 5(a)), the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series B-3 Preferred Stock representing the unconverted portion of the certificate so surrendered.

                  (f) FRACTIONAL SHARES. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series B-3 Preferred Stock. If more than one share of Series B-3 Preferred Stock is surrendered for conversion at any one time by the same holder or is held by the same holder at the time of any automatic conversion, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the

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




            basis of the aggregate number of shares so surrendered or held, as the case may be. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series B-3 Preferred Stock, the Corporation shall pay out of funds legally available therefor a cash adjustment in respect of such fractional interest, rounded to the nearest one hundredth (1/100th) of a share, in an amount equal to that fractional interest of the then Market Price, rounded to the nearest cent ($.01), of one share of Common Stock.


                  (g) CONVERSION FACTOR ADJUSTMENTS. The Conversion Factor shall be subject to adjustment from time to time as follows:

                        (i) STOCK DIVIDENDS, SUBDIVISIONS, RECLASSIFICATIONS OR
                  COMBINATIONS. If the Corporation shall (x) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock, (y) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares of Common Stock or (z) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock, the Conversion Factor in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to that number determined by multiplying the Conversion Factor in effect by a fraction
                  (x) the numerator of which shall be the total number of issued and outstanding shares of Common Stock immediately prior to such dividend, distribution, subdivision, combination or reclassification and (y) the denominator of which shall be the total number of issued and outstanding shares of Common Stock immediately after such dividend, distribution, subdivision, combination or reclassification. Successive adjustments in the Conversion Factor shall be made whenever any event specified above shall occur.

                        (ii) ROUNDING OF CALCULATIONS: MINIMUM ADJUSTMENT. All
                  calculations under this Section 5(g) shall be made to the nearest cent ($.01) or to the nearest one hundredth (1/100th) of a share, as the case may be. Any provision of this Section 5 to the contrary notwithstanding, no adjustment in the Conversion Factor shall be made if the amount of such adjustment would be less than 1% of the then current Conversion Factor until the end of one year after such adjustment otherwise would have been required; but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts

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




                  so carried forward, shall aggregate 1% of the then current Conversion Factor or more, provided that if the events giving rise to such adjustments occur within three months of each other, then such adjustments shall be calculated as if the events giving rise to them had occurred simultaneously on the date of the first such event.

                        (iii) TIMING OF ISSUANCE OF ADDITIONAL COMMON STOCK UPON
                  CERTAIN ADJUSTMENTS. In any case in which the provisions of this Section 5(g) provide that an adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event (x) issuing to the holder of any share of Series B-3 Preferred Stock converted after such record date and before the occurrence of such event, the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such conversion before giving effect to such adjustment and (y) paying to such holder any amount of cash in lieu of a fractional share of Common Stock pursuant to Section 5(f); provided that the Corporation upon request shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

                  (h) COSTS. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series B-3 Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in the name other than that of the holder of the shares of Series B-3 Preferred Stock in respect of which such shares are being issued.

      6.    VOTING RIGHTS.


                  (a) The Corporation shall not, without the consent of the
            holders of at least a majority of the shares of the outstanding Series A-1 Preferred Stock, adopt any amendment to this Certificate which would alter or change the powers, preferences or special rights of the Series A-1 Preferred Stock so as to affect them adversely, PROVIDED that except as otherwise required by law, no such consent shall be required with respect to (i) any amendment to this Certificate that increases or decreases the number of shares of Series A-1 Preferred Stock which the Corporation is authorized to issue (provided that no such amendment shall reduce the number of authorized shares to below


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





            the number of shares then outstanding), or (ii) the establishment or issuance of any other series of Preferred Stock or any other class of stock of the Corporation that has any powers, preferences or rights that are different from, greater than, superior to or in preference of the Series A-1 Preferred Stock.


                  (b) Except as provided in paragraph (a) above or otherwise required by law, the holders of Series A-1 Preferred Stock shall have no right or power to vote on the election of directors or on any other question or in any proceedings involving the Corporation.

      7. RIGHT OF FIRST REFUSAL. If any holder of Series B-3 Preferred Stock desires to sell, assign, transfer or otherwise dispose of any shares of Series B-3 Preferred Stock, then such holder (for purposes of this Section 7, the "Selling Stockholder"), prior to making any such sale, shall first offer such shares of Series B-3 Preferred Stock (for purposes of this Section 7, the "Option Shares") for sale to the Corporation and then to the other holders of the Series B-3 Preferred Stock on a pro rata basis as hereafter provided, in accordance with the following provisions of this Section 7.

                  (a) OPTION PRICE, TERMS; OFFERING NOTICES. The price per
            Option Share at which the Selling Stockholder shall be required to offer the Option Shares (for purposes of this Section 7, the "Option Price") and the terms of such offer, shall be the price at which and the terms upon which any proposed third party purchaser shall have offered to purchase the Option Shares from the Selling Stockholder and which the Selling Stockholder is prepared to accept. Each offer required to be made by the Selling Stockholder pursuant to this
            Section 7 shall be made by a written notice (for purposes of this Section 7, the "Offering Notice") which shall state that the offer is being made pursuant to this Section 7 and which shall set forth the number of Option Shares, the name or names of the proposed purchaser or purchasers of the Option Shares, the price per share offered by such proposed purchaser or purchasers for the Option Shares, the method of payment of the purchase price and the scheduled date of consummation of such proposed sale. A copy of the written offer from any proposed third-party purchaser shall be attached to each Offering Notice.

                  (b) OFFER TO THE CORPORATION. The Selling Stockholder shall offer the option Shares to the Corporation by delivering an offering Notice to the Corporation. Within 30 days following the Corporation's receipt of such Offering Notice, the Corporation shall deliver to the Selling Stockholder a reply notice accepting the offer of the Selling Stockholder with respect to all (but not less than all) of the Option Shares or rejecting such offer. If by such reply notice the Corporation accepts the offer made by the Selling Stockholder, the reply notice shall constitute an agreement binding on the

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




            Selling Stockholder and the Corporation to sell and purchase the option Shares at a price per share equal to the option Price. If within such 30-day period, the Corporation shall have failed to deliver a reply notice accepting the offer of the Selling Stockholder as to all of the Option Shares, the Corporation shall be deemed to have rejected such offer. If the Corporation rejects or intends to reject such offer, it shall mail a notice to such effect to every record holder (other than the Selling Stockholder) of the Series B-3 Preferred Stock as of the date of the Corporation's receipt of the Offering Notice. (collectively, "Remaining Stockholders"); which notice of the Corporation shall also include a copy of the Offering Notice.

                  (c) OFFER TO REMAINING STOCKHOLDERS. If the Corporation
            rejects or is deemed to have rejected the foregoing offer under paragraph (b) above, then the Selling Stockholder shall thereupon be deemed to have offered the Option Shares to the Remaining Stockholders on the same price and terms set forth in the Offering Notice. Such offer shall be made on a pro rata basis in accordance with each Remaining Stockholder's holdings of Series B-3 Preferred Stock on the date of the Offering Notice; provided, however, that prior to acceptance of such offer, any one or more Remaining Stockholders may agree among themselves as to a different allocation for purposes of accepting such offer. Within 30 days following the date of the Corporation's notice referred to in paragraph (b) above, each Remaining Stockholder desiring to accept such offer shall deliver to the Selling Stockholder a reply notice accepting the offer of the Selling Stockholder with respect to all (but not less than all) of such Remaining Stockholder's pro rata portion of the Option Shares, or rejecting such offer; provided, however, that prior to expiration of such 30-day period, the Selling Stockholder shall have received reply notices from Remaining Stockholders as to all (but not less than all) of all Option Shares being offered. If by such reply notice(s) the Remaining Stockholders collectively accept the offer made by the Selling Stockholder, such reply notice(s) shall constitute an agreement binding on the Selling Stockholder and each such Remaining Stockholder (severally, but not jointly) to sell and purchase the Option Shares at a price per share equal to the Option Price. If within such 30-day period, the Remaining Stockholders collectively shall have failed to deliver one or more reply notices accepting the offer of the Selling Stockholder as to all of the Option Shares, the Remaining Stockholders shall be deemed to have rejected such offer.

                  (d) LAPSE OF OPTION. If the foregoing offer to sell Option
            Shares has been made by the Selling Stockholder and has not been accepted by the Corporation or the Remaining Stockholders, then the Selling Stockholder may sell not less than all of the Option Shares at any time within, but not sub sequent to, 60 days after the lapse of the option granted pursuant to this Section 7; provided, however, that no sale of the option Shares shall be made

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



            at any price lower than the Option Price or on terms materially different from those specified in the Offering Notice or to any person or persons other than the persons specified in the Offering Notice. If after the lapse of such 60-day period the Option Shares shall not have been sold, all of the provisions of this Section 7 shall apply to any future sale or other disposition of shares of Series B-3 Preferred Stock owned by the Selling Stockholder.

                  (e) CONSUMMATION OF PURCHASES. Each transaction of purchase and sale of Option Shares pursuant to this Section 7 shall be completed by delivery of the stock certificates representing the Option Shares endorsed in blank, or accompanied by duly executed stock powers, and by actual registration of the transfer of the Option Shares on the books of the Corporation upon payment of the purchase price to the Selling Stockholder. Any such transaction shall be closed at such time and place as shall be agreed upon by the parties thereto, or, if no such agreement is reached, at the principal office of the Corporation on the 30th day following the date of delivery of the last reply notice given in connection with such transaction or, if such day shall not be a business day, on the first business day thereafter during normal business hours.

      8. EXCLUSION OF OTHER RIGHTS. Unless otherwise required by law, the shares of Series B-3 Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights other than those specifically set forth herein.



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
                                                                      APPENDIX F

                          PLAN AND AGREEMENT OF MERGER

                    REINCORPORATION OF SUN SPORTSWEAR, INC.
                                  IN DELAWARE

     PLAN AND AGREEMENT OF MERGER, dated as of                            ,
1996, by and between Sun Sportswear, Inc., a Washington corporation ("Oldco"), and Brazos Sportswear, Inc., a Delaware corporation and wholly-owned subsidiary of Oldco ("Newco" or the "Surviving Corporation"). Oldco and Newco are hereinafter collectively referred to as the "Merging Corporations."

                                  WITNESSETH:

     WHEREAS, Newco is a corporation duly organized and validly existing under the laws of the State of Delaware, with its registered office at
                              , and with its principal executive offices at 3860
Virginia Avenue, Cincinnati, Ohio 45227; and

     WHEREAS, the authorized capital stock of Newco consists of shares of common stock, par value $.001 per share, of which at
                        , 1996,             shares were issued and outstanding
and owned by Oldco and             shares of preferred stock, par value $.001
per share, of which at                         , 1996, no shares were issued and
outstanding; and

     WHEREAS, Oldco is a corporation duly organized and validly existing under the laws of the State of Washington, with its registered office at
                              , and with its principal executive offices at 3860
Virginia Avenue, Cincinnati, Ohio 45227; and

     WHEREAS, the authorized capital stock of Oldco consists of
shares of common stock, no par value, of which at                         ,
1996,             shares were issued and outstanding and             shares of
preferred stock, par value $.001 per share, comprised of             shares of
Series A-1,             shares of Series A-2,             shares of Series B-1,
            shares of Series B-2, and             shares of Series B-3, of which
at December   , 1996, 0 shares were issued and outstanding; and

     WHEREAS, the respective boards of directors of Oldco and Newco deem it desirable and in the best interests of their respective corporations and their respective stockholders to merge Oldco into Newco, pursuant to the provisions of
Section 253 of the General Corporation Law of the State of Delaware and Chapter 23B.11.010 of the Washington Business Corporation Act, and have proposed, declared advisable, and approved such merger pursuant to this Plan and Agreement of Merger (the "Agreement"), which Agreement has been duly approved by resolutions of the respective boards of directors of the Merging Corporations;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, and in order to prescribe the terms and conditions of the merger, the mode of carrying the same into effect, the manner and basis of converting the shares of common and preferred stock of Oldco into shares of common and preferred stock of Newco, and such other details and provisions as are deemed necessary or proper, the parties hereby agree as follows:

                                   ARTICLE I
                                     MERGER

     1:1 SURVIVING CORPORATION. Subject to the adoption and approval of this Agreement by the requisite vote of the stockholders of each of the Merging Corporations and to the other conditions hereinafter set forth, the Merging Corporations shall be, upon the effective date of the merger as defined in
Section 1:3 hereof, merged into a single surviving corporation, which shall be Newco, one of the Merging Corporations, which shall continue its corporate existence and remain a Delaware corporation governed by and subject to the laws of that State.

     1:2 STOCKHOLDER APPROVAL. This Agreement shall be submitted for adoption and approval by the stockholders of each of the Merging Corporations in accordance with the applicable laws of the States of Delaware and Washington.

     1:3 EFFECTIVE DATE. The merger shall become effective upon (i) the filing of a Certificate of Merger and Articles of Merger with the Secretary of State of the States of Delaware and Washington, as applicable. The date upon which the merger shall become effective, as defined by this Section 1:3, is referred to in this Agreement as the "Effective Date."

                                   ARTICLE II
             CONTINUED CORPORATE EXISTENCE OF SURVIVING CORPORATION

     2:1 EXISTENCE. The identity, existence, purposes, powers, objects, franchises, rights, and immunities of Newco, the Surviving Corporation, shall continue unaffected and unimpaired by the merger, and the corporate identity, existence, purposes, powers, objects, franchises, rights, and immunities of the Merging Corporations shall be wholly merged into Newco, the Surviving Corporation, and Newco shall be fully vested therewith. Accordingly, on the Effective Date, the separate existence of the Merging Corporations, except insofar as continued by statute, shall cease.

                                  ARTICLE III
    GOVERNING LAW AND CERTIFICATE OF INCORPORATION OF SURVIVING CORPORATION

     3:1 DELAWARE LAW GOVERNS AND NEWCO'S CERTIFICATE OF INCORPORATION SURVIVES. The laws of Delaware shall continue to govern the Surviving Corporation. On and after the Effective Date, the Certificate of Incorporation of Newco, as in effect on the Effective Date, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in the manner provided by law.

                                   ARTICLE IV
                        BYLAWS OF SURVIVING CORPORATION

     4:1 NEWCO'S BYLAWS SURVIVE. On and after the Effective Date, the Bylaws of Newco as in effect on the Effective Date, shall be the Bylaws of the Surviving Corporation until the same shall be altered, amended, or repealed, or until new Bylaws shall be adopted in accordance with the provisions of law, the Certificate of Incorporation, and the Bylaws of the Surviving Corporation.

                                   ARTICLE V
                DIRECTORS AND OFFICERS OF SURVIVING CORPORATION

     5:1 DIRECTORS OF SURVIVING CORPORATION. The incumbent directors of Oldco immediately prior to the Effective Date shall constitute the board of directors of the Surviving Corporation from and after the Effective Date, and such persons shall hold office until the first annual meeting of stockholders of the Surviving Corporation next following the Effective Date, or until their successors are, in accordance with the Bylaws of the Surviving Corporation, elected and qualify.

     5:2 OFFICERS OF SURVIVING CORPORATION. The incumbent officers of Oldco immediately prior to the Effective Date shall hold their respective offices in the Surviving Corporation from and after the Effective Date and until the first meeting of directors following the next annual meeting of stockholders thereof, or until their successors are elected in accordance with the Bylaws of the Surviving Corporation.

     5:3 VACANCIES. On or after the Effective Date, if a vacancy shall for any reason exist in the board of directors or in any of the offices of the Surviving Corporation, such vacancy shall be filled in the manner provided in the Certificate of Incorporation or Bylaws of the Surviving Corporation.

                                   ARTICLE VI
                     CAPITAL STOCK OF SURVIVING CORPORATION

     6:1 CAPITAL STOCK AS IN NEWCO'S CERTIFICATE OF INCORPORATION. The authorized number of shares of capital stock of the Surviving Corporation, the par value, designations, preferences, rights, and limitations thereof, and the express terms thereof, shall be as set forth in the Certificate of Incorporation of the Surviving Corporation as in effect on the Effective Date.

                                  ARTICLE VII
                       CONVERSION OF SECURITIES ON MERGER

     7:1 GENERAL. The manner and basis of converting the issued and outstanding shares of the capital stock of Oldco into shares of the capital stock of Newco shall be as hereinafter set forth in this Article VII.

     7:2 CANCELLATION OF NEWCO'S CAPITAL STOCK. On the Effective Date, each share of Newco common stock, par value $.001 per share, and Newco preferred stock, par value $.001 per share then issued and outstanding shall be automatically cancelled and cease to exist.

     7:3 CONVERSION OF OLDCO'S COMMON STOCK. On the Effective Date, each share of common stock, no par value, of Oldco then issued and outstanding (excluding any Oldco shares which may then be held in the treasury of Oldco, all of which shares shall cease to exist), without any action on the part of the holders thereof, shall automatically become and be converted into 0.2 fully paid and nonassessable shares of the issued and outstanding common stock, par value $.001 per share, of the Surviving Corporation.

     7:4 CONVERSION OF OLDCO'S PREFERRED STOCK. On the Effective Date, each share of Oldco Preferred Stock, Series A-1, A-2, B-1, B-2 and B-3 then issued and outstanding, without any action on the part of the holders thereof, shall automatically become and be converted into one fully paid and nonassessable share of Newco Preferred Stock, Series A-1, A-2, B-1, B-2 and B-3, respectively, and any other series of Oldco Preferred Stock then issued and outstanding shall be converted into an equal number of fully paid and nonassessable shares of Newco Preferred Stock, having substantially similar preferences and rights (with any conversion feature adjusted to reflect the 5 for 1 conversion of Oldco's common stock into Newco Common Stock).

     7:5 CONVERSION OF OLDCO'S OPTIONS AND WARRANTIES. On the Effective Date, each of the then outstanding options and warrants to purchase Oldco common stock, without any action on the part of the holders thereof, shall automatically become and be converted into an option or warrant, as the case may be, to purchase that number of shares of Newco common stock determined by multiplying the number of shares of Oldco common stock subject to such Oldco option or warrant on the Effective Date, times the applicable exchange rate for the Oldco common stock set forth in Section 7.3 hereof, and the exercise price thereof shall adjust in accordance with the terms and provisions of such option or warrant.

     7:6 EXCHANGE OF THE MERGING CORPORATIONS' STOCK CERTIFICATES. As promptly as practicable after the Effective Date, each holder of an outstanding certificate or certificates theretofore representing shares of common or preferred stock of Oldco (or a stock certificate representing the right to receive such shares) may surrender the same to an exchange agent of and designated by the Surviving Corporation and such holder shall be entitled upon such surrender to receive in exchange therefor a certificate or certificates representing the number of whole shares of common stock or preferred of the Surviving Corporation into which the shares of common or preferred stock of Oldco theretofore represented by the certificate or certificates so surrendered shall have been converted as aforesaid. However, prior to any surrender, each outstanding certificate representing Oldco's outstanding common or preferred stock (or a stock certificate representing the right to receive such shares) shall be deemed for all purposes (other than the right to receive any dividend payable by Newco, which shall be deferred until such certificate surrender) to evidence ownership of the number of whole shares of common or preferred stock of the Surviving Corporation into which the same shall have been converted. At or before the Effective Date, each holder of an outstanding certificate or certificates theretofore representing shares of common or preferred stock of Newco shall surrender the same to an exchange agent of, and designated by, the Surviving Corporation.

     7:7 NEWCO FRACTIONAL SHARES. No certificates for fractional share interests of Common Stock of Newco will be issued, but, in lieu thereof, Newco will settle all such fractional share interests in cash on the basis of the Closing price for Oldco common stock on the last trading day before the Effective Date.

     7:8 OLDCO'S TRANSFER BOOKS CLOSED. Upon the Effective Date, the stock transfer books of Oldco shall be deemed closed, and no transfer of capital stock of Oldco shall thereafter be made or consummated. If, after the Effective Date, certificates for shares of Oldco Common Stock or Oldco Preferred Stock are presented to Newco for registration or transfer, they shall be cancelled and exchanged for certificates representing the appropriate number of shares of Newco common stock or preferred stock, as applicable.

                                  ARTICLE VIII
                             ASSETS AND LIABILITIES

     8:1 ASSETS AND LIABILITIES OF MERGING CORPORATIONS BECOME THOSE OF SURVIVING CORPORATION. On the Effective Date, all rights, privileges, powers, immunities, and franchises of each of the Merging Corporations, both of a public and private nature, and all property, real, personal, and mixed, and all debts due on whatever account, as well as stock subscriptions and all other choses or things in action, and all and every other interest of or belonging to or due to either of the Merging Corporations, shall be taken by and deemed to be transferred to and shall be vested in the Surviving Corporation without further act or deed, and all such rights, privileges, powers, immunities, franchises, property, debts, choses or things in action, and all and every other interest of the Merging Corporations shall be thereafter as effectually the property of the Surviving Corporation as they were of the respective Merging Corporations, and the title to any real or other property, or any interest therein, whether vested by deed or otherwise, in either of the Merging Corporations, shall not revert or be in any way impaired by reason of the merger; PROVIDED, HOWEVER, that all rights of creditors and all liens upon any properties OF EACH of the Merging Corporations shall be preserved unimpaired, and all debts, liabilities, restrictions obligations, and duties of the respective Merging Corporations, including without limitation all obligations, liabilities, and duties as lessee under any existing lease, shall thenceforth attach to the Surviving Corporation and may be enforced against and by it to the same extent as if said debts, liabilities, restrictions, obligations, and duties had been incurred or contracted by it. Any action or proceeding pending by or against either of the Merging Corporations may be prosecuted to judgment as if the merger had not taken place, or the Surviving Corporation may be substituted in place of either of the Merging Corporations.

     8:2 ACCOUNTING TREATMENT. The assets and liabilities of the Merging Corporations shall be taken up on the books of the Surviving Corporation in accordance with generally accepted accounting principles, and the capital surplus and retained earnings accounts of the Surviving Corporation shall be determined, in accordance with generally accepted accounting principles, by the board of directors of the Surviving Corporation. Nothing herein shall prevent the board of directors of the Surviving Corporation from making any future changes in its accounts in accordance with law.

     8:3 TERMINATION. This Agreement may be terminated at any time prior to the Effective Date, whether before or after action thereon by the stockholders of the Merging Corporation, by mutual consent of the Merging Corporation, expressed by action of their respective boards of directors.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed in their respective corporate names by their respective chairmen of the boards, presidents, or vice presidents and their corporate seals to be hereunto affixed and attested by their respective secretaries or assistant secretaries, all as of the day and year first above written.

                                          BRAZOS SPORTSWEAR, INC.
                                                     (a Delaware
                                          corporation)
                                          By ___________________________________
                                                        President

                                          SUN SPORTSWEAR, INC.
                                           (a Washington
                                          corporation)
                                          By ___________________________________
                                                        President

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article 9 of the Registrant's Restated Articles of Incorporation and Article 11 of the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers, employees and agents to the full extent permitted by Washington law.

     Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self dealing or illegal corporate loans or distributions, or any transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 9 of the Registrant's Restated Articles of Incorporation contains provisions implementing, to the full extent permitted by Washington law, such limitations on a director's liability to the Registrant and its shareholders.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

     In an action brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such action, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses.

     The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. The statute contains additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders.

     The Certificate of Incorporation and Bylaws of Brazos Delaware require it to indemnify its directors to the fullest extent authorized by the Delaware General Corporation Law or any other applicable law in effect, but if such statute or law is amended, Brazos Delaware may change the standard of indemnification only to the extent that such amended statute or law permits Brazos Delaware to provide broader indemnification rights to its directors. Brazos Delaware's Certificate of Incorporation limits the personal liability of a director to Brazos Delaware or its stockholders to damages for breach of the director's fiduciary duty.

     Under Section 7.1 of the Merger Agreement (Exhibit 2.1 hereto), the extent, if any, not provided by any existing right under one of the parties' directors' and officers' liability insurance policies, from and after the effective time of the merger, the parties have agreed that the Registrant will, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who was, as of November 13, 1996, or was at any time prior to such date, or who becomes prior to the effective time of the merger, a director, officer or employee of the parties to the Merger Agreement or any subsidiary thereof against certain liabilities that are, in whole or in part, based on, arising out of, or pertaining to the transactions contemplated by, the Merger Agreement. In addition, to the fullest extent permitted by applicable law, all existing rights of indemnification will continue in full force and effect for a period of not less than six years from the effective time of the merger. Section 7.1(b) of the Merger Agreement requires that for a period of four years after the effective time of the merger, the Registrant shall maintain policies of directors' and officers' liability insurance maintained by Sun, or so much of such insurance as can be so maintained or obtained at a cost equal to $50,000 annually.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  EXHIBITS

      EXHIBIT NO.                             DESCRIPTION
-------------------------------------------------------------------------------
           2.1       -- Agreement and Plan of Merger dated as of November 13,
                        1996 by and between the Registrant and BSI Holdings, Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus)

           3.1       -- Restated Articles of Incorporation of the Registrant
                        (Filed as an exhibit to Form S-1 Registration Statement (No. 33-31688), and incorporated herein by reference.)

           3.2       -- Bylaws of the Registrant (Filed as an exhibit to Form
                        10-K for the year ended December 31, 1991 and incorporated herein by reference.)

          +5.1       -- Opinion of Graham & James LLP/Riddell Williams P.S. as
                        to the legality of the securities being registered

          *8.1       -- Opinion of Graham & James LLP/Riddell Williams, P.C.

         **8.2       -- Opinion of Porter & Hedges, L.L.P.

          10.1       -- 1989 Employee Stock Option Plan of the Registrant
                        (Filed as an exhibit to Form S-1 Registration Statement (No. 33-31688), and incorporated herein by reference.)

          10.2.1     -- 1989 Director Stock Option Plan of the Registrant, as
                        amended (Filed as an exhibit to Form 10-Q for the quarter ended June 30, 1995 and incorporated herein by reference.)

          10.4       -- Industrial Lease, dated April 3, 1989, between the
                        Registrant and Sabey Corporation (Filed as an exhibit to Form S-1 Registration Statement (No. 33-31688), and incorporated herein by reference.)

          10.9       -- Tax Claims and Access Agreement, dated as of October 6,
                        1989, between the Registrant and David A. Sabey (Filed as an exhibit to Form S-1 Registration Statement (No. 33-31688), and incorporated herein by reference.)

          10.12      -- Form of Indemnification Agreement between the Company
                        and its directors (Filed as an exhibit to Form 10-K for the year ended December 31, 1991 and incorporated herein by reference.)

         *10.18      -- Termination Agreement between Registrant and Kevin
                        James, Senior Vice President and Chief Financial
                        Officer.

          10.19      -- Employment Agreement between Registrant and L. Kaye
                        Counts, Executive Vice President and Chief Operating Officer (Filed as an exhibit to Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.)

         *10.19.1    -- Addendum to Employment Agreement between Registrant and
                        L. Kaye Counts, Executive Vice President and Chief Operating Officer.

          10.23.1    -- Employment Agreement between Registrant and Sandra L.
                        Teufel, Senior Vice President -- Sales and
                        Merchandising (Filed as an exhibit to Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.)

          10.27      -- Credit Agreement, dated as of February 13, 1996,
                        between the Registrant and Heller Financial, Inc. (Filed as an exhibit to Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.)

         *10.27.1    -- Second Amendment to Credit Agreement between the
                        Registrant and Heller Financial, Inc.

        **11.1       -- BSI Holdings, Inc. Computation of Earnings (Loss) Per
                        Common Share

        **11.2       -- Computations of Pro Forma Combined Earnings (Loss) Per
                        Common Share

        **23.1       -- Consent of Price Waterhouse LLP

        **23.2       -- Consent of Arthur Andersen LLP

        **23.3       -- Consent of Mahoney Cohen Rashba & Pokart, CPA, PC

         +23.4       -- Consent of Graham & James LLP/Riddell Williams P.S.
                        (contained in the opinion filed as Exhibit 5.1)

        **23.5       -- Consent of Rodman & Renshaw, Inc. with respect to its
                        fairness opinion

         *24.1       -- Power of Attorney (included on signature page)

         *99.1       -- Form of Proxy for annual meeting of shareholders of the
                        Registrant

         *99.2       -- Form of Proxy for special meeting of shareholders of
                        BSI Holdings, Inc.

        **99.3       -- Form of Election for Sun Shareholders electing not to
                        receive cash consideration

        **99.4       -- Consent of persons named in the Registration Statement
                        as about to become a director who have not signed the Registration Statement to be filed pursuant to Rule 438.
------------
 * Previously filed.
** Filed herewith.

 + To be filed by Amendment.

     (a)  FINANCIAL STATEMENT SCHEDULES

     None.

     (b)  REPORTS, OPINIONS AND APPRAISALS

     Opinion of Rodman & Renshaw, Inc. (included as Appendix B to the Joint Proxy Statement/Prospectus)

ITEMS 22.  UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (a) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (b) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KENT, STATE OF WASHINGTON, ON THE 24TH DAY OF JANUARY, 1997.
                                          SUN SPORTSWEAR, INC.
                                          By: /s/ KEVIN C. JAMES
                                                  KEVIN C. JAMES
                                            SENIOR VICE PRESIDENT, SECRETARY
                                               AND CHIEF FINANCIAL OFFICER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED BELOW ON THE 24TH DAY OF JANUARY, 1997.

           SIGNATURE                                       TITLE
--------------------------------------------------------------------------------
               *                           Chairman of the Board
        WILLIAM S. WILEY                     President, Chief Executive Officer
                                             and Director
                                             (Principal Executive Officer)

      /s/KEVIN C. JAMES                    Senior Vice President, Secretary and
         KEVIN C. JAMES                      Chief Financial Officer
                                             (Principal Financial Officer)

               *                           Controller (Principal Accounting
      MICHAEL J. SANDHORST                   Officer)

               *                           Director
        LARRY C. MOUNGER

               *                           Director
         JAMES A. WALSH

                                           Director
       JAMES H. WILLIAMS

               *                           Director
      PAUL R. ROLLINS, JR.

*By: /s/ KEVIN C. JAMES
         KEVIN C. JAMES
SENIOR VICE PRESIDENT, SECRETARY
  AND CHIEF FINANCIAL OFFICER
      AS ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

      EXHIBIT NO.                             DESCRIPTION
-------------------------------------------------------------------------------
           2.1       -- Agreement and Plan of Merger dated as of November 13,
                        1996 by and between the Registrant and BSI Holdings, Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus)

           3.1       -- Restated Articles of Incorporation of the Registrant
                        (Filed as an exhibit to Form S-1 Registration Statement (No. 33-31688), and incorporated herein by reference.)

           3.2       -- Bylaws of the Registrant (Filed as an exhibit to Form
                        10-K for the year ended December 31, 1991 and incorporated herein by reference.)

          +5.1       -- Opinion of Graham & James LLP/Riddell Williams P.S. as
                        to the legality of the securities being registered

          *8.1       -- Opinion of Graham & James LLP/Riddell Williams, P.C.

         **8.2       -- Opinion of Porter & Hedges, L.L.P.

          10.1       -- 1989 Employee Stock Option Plan of the Registrant
                        (Filed as an exhibit to Form S-1 Registration Statement (No. 33-31688), and incorporated herein by reference.)

          10.2.1     -- 1989 Director Stock Option Plan of the Registrant, as
                        amended (Filed as an exhibit to Form 10-Q for the quarter ended June 30, 1995 and incorporated herein by reference.)

          10.4       -- Industrial Lease, dated April 3, 1989, between the
                        Registrant and Sabey Corporation (Filed as an exhibit to Form S-1 Registration Statement (No. 33-31688), and incorporated herein by reference.)

          10.9       -- Tax Claims and Access Agreement, dated as of October 6,
                        1989, between the Registrant and David A. Sabey (Filed as an exhibit to Form S-1 Registration Statement (No. 33-31688), and incorporated herein by reference.)

          10.12      -- Form of Indemnification Agreement between the Company
                        and its directors (Filed as an exhibit to Form 10-K for the year ended December 31, 1991 and incorporated herein by reference.)

         *10.18      -- Termination Agreement between Registrant and Kevin
                        James, Senior Vice President and Chief Financial
                        Officer.

          10.19      -- Employment Agreement between Registrant and L. Kaye
                        Counts, Executive Vice President and Chief Operating Officer (Filed as an exhibit to Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.)

         *10.19.1    -- Addendum to Employment Agreement between Registrant and
                        L. Kaye Counts, Executive Vice President and Chief Operating Officer.

          10.23.1    -- Employment Agreement between Registrant and Sandra L.
                        Teufel, Senior Vice President -- Sales and
                        Merchandising (Filed as an exhibit to Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.)

          10.27      -- Credit Agreement, dated as of February 13, 1996,
                        between the Registrant and Heller Financial, Inc. (Filed as an exhibit to Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.)

         *10.27.1    -- Second Amendment to Credit Agreement between the
                        Registrant and Heller Financial, Inc.

        **11.1       -- BSI Holdings, Inc. Computation of Earnings (Loss) Per
                        Common Share

        **11.2       -- Computations of Pro Forma Combined Earnings (Loss) Per
                        Common Share

        **23.1       -- Consent of Price Waterhouse LLP

        **23.2       -- Consent of Arthur Andersen LLP

        **23.3       -- Consent of Mahoney Cohen Rashba & Pokart, CPA, PC

         +23.4       -- Consent of Graham & James LLP/Riddell Williams P.S.
                        (contained in the opinion filed as Exhibit 5.1)

        **23.5       -- Consent of Rodman & Renshaw, Inc. with respect to its
                        fairness opinion

         *24.1       -- Power of Attorney (included on signature page)

         *99.1       -- Form of Proxy for annual meeting of shareholders of the
                        Registrant

         *99.2       -- Form of Proxy for special meeting of shareholders of
                        BSI Holdings, Inc.

        **99.3       -- Form of Election for Sun Shareholders electing not to
                        receive cash consideration

        **99.4       -- Consent of persons named in the Registration Statement
                        as about to become a director who have not signed the Registration Statement to be filed pursuant to Rule 438.
------------
 * Previously filed.
** Filed herewith.
 + To be filed by Amendment.